Confidential draft No. 3, as confidentially submitted to the Securities and Exchange Commission on February 5, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SMART GLOBAL HOLDINGS, INC.

(Exact name of Registrant as specified in Its charter)

Cayman Islands	3674	98-1013909
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Maples Corporate Services Limited

P.O. Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Bruce Goldberg

Vice President, Chief Legal Officer and Chief Compliance Officer

SMART Global Holdings, Inc.

39870 Eureka Drive

Newark, CA 94560

(510) 623-1231

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from us, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2015

PROSPECTUS

                Shares

SMART Global Holdings, Inc.

Ordinary Shares

This is the initial public offering of ordinary shares of SMART Global Holdings, Inc. We are offering              of our ordinary shares. No public market currently exists for our ordinary shares.

We intend to apply to list our ordinary shares on The NASDAQ Global Market under the symbol “SGH.” Upon completion of this offering, we will be a “controlled company” as defined in the NASDAQ corporate governance rules of The NASDAQ Global Market.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

We anticipate that the initial public offering price will be between $         and $         per ordinary share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Price to the Public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 134 of this prospectus for additional information regarding underwriting compensation.

To the extent the underwriters sell more than              ordinary shares in this offering, the underwriters have the option to purchase up to an additional              ordinary shares at the public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2015.

Barclays	Deutsche Bank Securities	Jefferies

BTG Pactual	Roth Capital Partners

Prospectus dated                     , 2015

SMART GLOBAL HOLDINGS

SMART
D56M42C5BH0M
HRS-S3
2.5" SATA
BRAZIL
eMMC
LPDRAM
eMCP

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “SMART Global Holdings” or the “Company,” “Registrant,” “we,” “our,” “ours,” “us” or similar terms refer to SMART Global Holdings, Inc., or SMART Global Holdings, together with its subsidiaries, and, where the context requires, our predecessor entities. We use a 52- to 53-week fiscal year ending on the last Friday in August. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular year, with respect to ourselves, we mean the fiscal year ending in that particular calendar year. Financial information for two of our subsidiaries, SMART Modular Technologies Indústria de Componentes Electrônicos Ltda., or SMART Brazil, and SMART Modular Technologies do Brasil Indústria e Comércio de Componentes Ltda., or SMART do Brazil, is included in our consolidated financial statements on a one-month lag because their fiscal years begin August 1 and end July 31.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real. All references herein to “U.S. dollars,” “dollars” or “$” are to U.S. dollars. Solely for the convenience of the reader, we have translated certain amounts in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Banco Central do Brazil as of October 31, 2014 of R$2.4442 to $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

i

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.

Our Business

Overview

We are a global leader in specialty memory solutions, serving the electronics industry for over 25 years. As part of our global business, we have established a leading market position, as measured by market share, in Brazil as the largest in-country manufacturer of memory for desktops, notebooks and servers and we believe we are well positioned to participate in Brazil’s growing smartphone and tablet markets. We also have a leading market position worldwide, as measured by revenue, in specialty memory where we work closely with original equipment manufacturer, or OEM, customers to develop memory solutions, which incorporate customer-specific requirements. We believe our customers rely on us as a strategic supplier due to our customer-specific designs, product quality and technical support, our global footprint and, in Brazil, our ability to provide locally manufactured memory products. We also provide customized, integrated supply chain services to certain OEM customers to assist them in the management and execution of their procurement processes. Our global, diversified customer base includes over 250 end customers such as Cisco Systems, Inc., or Cisco, Dell Inc., or Dell, and Hewlett-Packard Company, or HP.

Since 2002, when we commenced our operations in Brazil, we have invested over $120 million to build and improve our advanced manufacturing facilities and have assembled and trained a staff of over 480 employees, who comprise many of the leading semiconductor technology professionals in the country. In Brazil, we process imported wafers and cut, package and test them to create memory components used to manufacture modules and other memory and Flash-based products. We have a strategic, long-term relationship with a global memory wafer supplier that has provided us with a stable source of competitively priced wafers for the Brazilian market and provides our supplier with access to that market through our in-country infrastructure and capabilities.

Our business in Brazil has historically focused on Dynamic Random Access Memory, or DRAM, components and modules for desktops, notebooks and servers, where local content and tax regulations provide substantial financial incentives to our customers to procure locally manufactured memory products, particularly when they are made with locally processed components. We have begun to leverage our experience and success in these markets to expand into high-growth markets for Flash-based products, which include solid-state drives, or SSDs, and microSD cards. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, these products accounted for 16%, 8%, 11% and 2%, respectively, of our net sales in Brazil. We are also expanding into mobile memory for smartphones and tablets in Brazil where additional local content requirements and tax incentives have been introduced. Based on Business Monitor International’s, or BMI’s, expected unit sales for mobile phones and tablets in Brazil, along with our average selling price of approximately $8.50 per component for mobile memory during the three months ended November 28, 2014, we believe that the total addressable market for locally produced mobile memory for mobile phones and tablets in Brazil will reach approximately $454 million by 2017. We have also demonstrated our ability to service the smartphone and tablet market in Brazil as we are now qualified at five of the top ten mobile vendors in Brazil representing, according to ITData Consultoria, a Brazilian consulting and market intelligence firm, or ITData Consultoria, 75% of the mobile phones and tablets sold in Brazil in 2013. With the local content requirements for various information technology, or IT, products increasing, we believe that our local manufacturing capabilities provide a valuable and differentiated offering to our OEM customers in Brazil. We also believe that our long-term relationships with many of these customers as the largest supplier of locally manufactured memory products provides us with stability and visibility for our Brazilian business, as well as significant growth prospects.

In our specialty memory solutions business, we offer an extensive portfolio of over 2,000 products, which includes all generations of DRAM, as well as embedded and removable Flash, enterprise memory and hybrid volatile and non-volatile memory solutions. We complement our specialty memory solutions with our customized, integrated supply chain services, which enable our customers to manage supply chain planning and execution with reduced costs and increased productivity. Our supply chain services are based on our proprietary software solutions which are integrated with our customers’ respective procurement management systems as well as our suppliers’ distribution management systems. We believe our close collaboration with customers, customer-specific designs, long-lifecycle solutions and proprietary supply chain services create significant customer attachment, allow us to identify new opportunities for growth and provide us with a high level of relative visibility and stability through macroeconomic cycles. Furthermore, we believe our business has relatively low capital expenditure requirements, and we have been able to leverage a flexible cost structure to maintain generally stable margins throughout market cycles.

We generated net sales of $185.0 million, $722.4 million, $529.8 million and $490.4 million during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively. Our net sales grew 6% during the three months ended November 28, 2014 over the same period in the prior year, 36% in fiscal 2014 over fiscal 2013 and 8% in fiscal 2013 over fiscal 2012. Because a significant portion of our sales and operations are increasingly focused on Brazil, sales to customers in Brazil have grown to account for 53%, 56%, 46% and 40% of our net sales during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively. Our net loss was $8.6 million during the three months ended November 28, 2014 and $14.4 million in fiscal 2014, our net income was $176.3 million in fiscal 2013 and our net loss was $72.5 million in fiscal 2012. Our loss from continuing operations was $8.6 million during the three months ended November 28, 2014, $14.4 million in fiscal 2014, $51.3 million in fiscal 2013 and $41.7 million in fiscal 2012. Our net income in fiscal 2013 included a gain on the sale of discontinued operations of $252.5 million.

Our Industry

We believe that a number of trends are driving the expansion of our market opportunity in Brazil and elsewhere:

Memory continues to be critical to system performance. With the growth in mobility, cloud computing and data intensive applications, the importance of and demand for memory continues to increase. According to Gartner, Inc., a global technology research and advisory firm, or Gartner, worldwide demand for DRAM and NAND Flash memory units will increase by 68% and 90%, respectively, from 2013 to 2015. Memory density also continues to increase. We believe that 4 gigabit, or Gb, die will become the next leading DRAM density by 2015. According to Gartner, 4Gb die will account for 78% of worldwide bit shipments by 2015, up from 4% in 2012. The Gartner report shows forecasts that 8Gb die will grow rapidly in 2014, with 4Gb and 8Gb die accounting for an aggregate of 96% of worldwide bit shipments by 2018.

Stabilization of DRAM market. Industry consolidation, increased capital expenditure requirements, continued technology advancements and the shift in new production from DRAM to NAND have stabilized global DRAM supply and pricing in recent years. According to Gartner, the worldwide DRAM market is expected to grow from $34.9 billion in 2013 to $36.1 billion in 2018. Furthermore, according to Gartner, the top three memory suppliers have increased their worldwide market share from 62.4% in 2012 to 70.8% in 2013, with the top three DRAM suppliers increasing their worldwide market share from 78.7% of the $26.2 billion DRAM market to 92.0% (pro forma for Micron Technology, Inc.’s, or Micron’s, acquisition of Elpida Memory, Inc., or Elpida, in July 2013) of the $34.9 billion DRAM market over the same period. In addition, a Gartner report shows an increase in worldwide DRAM demand for smartphones and tablets, which appears to offset the decline in worldwide DRAM demand for desktops, notebooks and servers in 2013. We believe this trend is expected to continue through 2018.

Flash memory market continues to grow. According to Gartner, the worldwide NAND market is expected to grow from $28.9 billion in 2013 to $43.7 billion by 2018, representing an 8.7% compound annual growth rate, or CAGR.

Rapid growth for embedded memory. The market shift from removable memory solutions to embedded solutions is being driven by the need for lower power, smaller form factor and reduced cost. According to Gartner, the worldwide market for embedded multimedia cards, or eMMC, the next generation embedded memory solution, grew from $4.2 billion in 2012 to $6.5 billion in 2013, a 52% year over year growth. eMMC solutions are currently used in a multitude of industries and are expected to continue to be utilized in the growing automotive, industrial, medical and networking markets that are driven by high density and low power requirements.

Increasing memory demand for smartphones and tablets in Brazil. Consumer demand for smartphones and tablets in Brazil is expected to grow at a significant rate, supported by the growing middle class, improvement in cellular and wireless infrastructure and current low levels of penetration of mobile devices. According to the Brazilian Institute of Geography and Statistics, the Brazilian middle class is expected to increase to 57% of the population, or 119 million people, by 2022. As a result, smartphone and tablet penetration is expected to increase significantly. According to BMI, sales of mobile phones in Brazil are expected to reach 79.1 million units in 2015 (a 6.7% increase over 2013) and to grow to 84.9 million units in 2017, of which smartphones are expected to account for 51.4 million units in 2015 (a 60.7% increase over 2013) and 56.3 million units in 2017, and smartphone penetration among the adult population in Brazil is expected to reach 62% by the end of 2015. Sales of tablets in Brazil are expected to reach 12.4 million units in 2015, a 61.3% increase over 2013, and to grow to 13.7 million units by 2017.

Increasing local content requirements in Brazil and other incentives. Local content requirements have been central to the Brazilian regulatory environment since the 1960s. These regulations are aimed at promoting job creation, sustaining economic growth and increasing the competitiveness of various domestic industries, and have helped enable a significant expansion of the Brazilian middle class. Local content requirements have been instrumental in the development of numerous key industries in Brazil, including automotive, oil and gas, aerospace, healthcare and IT. In the IT industry, government programs have been introduced to incentivize manufacturers to establish and expand their operations in Brazil and to incentivize OEMs to purchase locally-manufactured components for their products.

Our Competitive Strengths

We believe our core competitive strengths include:

Strong presence in Brazil. We are the largest local manufacturer of DRAM components and DRAM modules for the desktop, notebook and server markets in Brazil as measured by market share. We are also the first company to develop manufacturing capabilities for Flash-based products in Brazil, where we are the leading manufacturer of mobile memory products, such as mobile DRAM, eMMC, embedded multi-chip packages, or eMCP, and other Flash-based products (such as microSD cards and USB Flash drives). We benefit from having a first mover advantage in Brazil and understand government initiatives and how to navigate regulatory requirements to benefit our company and our customers.

Well-positioned to benefit from Brazilian local content regulations. Increasing local content requirements help drive our growth strategy in Brazil. Global suppliers of memory components and modules not manufactured in Brazil cannot address the local content purchasing requirements of OEM customers selling products in Brazil. As a result of our infrastructure, scale and capabilities in Brazil, we are able to satisfy these local content requirements, providing us with a significant advantage.

Business model focused on specialized markets with high barriers to entry and strong customer collaboration. The complexity of applications today requires sophisticated memory solutions with a high degree of specialization and customization to fulfill the requirements of OEMs. We focus on opportunities in markets that feature products with longer life cycles (typically five to seven years), specialized form factors and customized firmware, which typically require intensive and time-consuming qualification processes and create high switching costs for our customers.

Global footprint and delivery network. We are located near many of our largest customers and their manufacturing partners around the world, offering extensive global manufacturing, engineering and supply chain management capabilities. We have three manufacturing facilities located in the United States, Brazil and Malaysia; eight facilities with engineering and research and development operations located in five countries; and employees located in nine countries across the world.

Advanced manufacturing capabilities. We have invested in facilities and processes tailored to meet the exacting demands and specialized requirements of our OEM customers while maintaining a high level of efficiency, quality and productivity.

Flexible operating model. We believe our operating model has enabled us to maintain margins that are more stable than those of many of the largest memory manufacturers, as such memory manufacturers own their own semiconductor fabs. As we do not own or operate our own semiconductor fabs, we have low capital expenditures relative to semiconductor manufacturers. Our business also is characterized by low fixed costs. Both factors have helped us maintain generally stable margins through market cycles.

Proven management team with history of execution. We have an experienced and long-serving senior management team with an average tenure of approximately 15 years. The management team has a successful track record of operating the business through many market cycles and industry changes.

Our Strategy

Our goals are to further strengthen our leadership position in the design, manufacture and supply of specialty memory solutions for leading OEMs and to pursue opportunities for growth in existing and new markets. We are pursuing the following strategies to achieve our goals:

Maintain our existing leadership in Brazil and enhance our manufacturing capabilities. We plan to continue to invest in our Brazilian desktop, notebook and server DRAM businesses to ensure that we are well positioned to maintain our leadership in these markets. We are enhancing our manufacturing capabilities to meet the increasing technological requirements of improved and new generations of DRAM devices needed to address the demand for our memory products manufactured in Brazil.

Capture growing mobile memory market in Brazil. We are leveraging our experience and success in our desktop, notebook and server DRAM business to expand into high-growth markets for mobile memory. We will seek to grow our market share with OEMs that are currently utilizing imported mobile memory components to manufacture smartphones and tablets in Brazil, as local content requirements for mobile memory components, such as eMMC, eMCP and mobile DRAM, have recently been implemented.

Maintain our leadership in specialty memory. We intend to remain a leader among specialty memory suppliers. We will continue to focus on delivering innovative solutions to help our customers improve functionality, reduce costs and speed their time-to-market.

Expand our total addressable market by offering innovative new products and by capitalizing on new market opportunities. We intend to leverage our experience and capabilities to launch new products and expand into new markets. We believe this will allow us to further penetrate our existing customers as well as increase the number of customers that we serve.

Expand our global coverage. Devices and applications using memory are required in every region of the world, requiring OEMs to maintain a global supply chain to meet that demand. In addition to the United States and Brazil, we plan to increase our presence internationally and target new OEM and original design manufacturers, or ODM, customers in Europe and Asia.

Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors.” You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our ordinary shares. The following risks, which are described more fully in the section entitled “Risk Factors,” may have an adverse effect on our business, results of operations or financial condition, which could cause a decrease in the price of our ordinary shares and result in a loss of all or a portion of your investment:

•	we have experienced losses in the past and may experience losses in the future;

•	our operating results fluctuate from quarter to quarter and are unpredictable;

•	the markets in which we compete have been highly cyclical and have experienced severe downturns;

•	declines in memory component prices and average selling prices may cause declines in our net sales and gross profit;

•	worldwide economic conditions and other factors may adversely affect our operations and cause fluctuations in the demand for our products;

•	we depend on growth in the desktop, notebook, server, smartphone and tablet markets in Brazil, which could stop growing or could contract;

•	our success in Brazil depends partly on the continuing existence of local content requirements for electronic products;

•	a significant portion of our net sales depends on the continuing existence of, and demand from, a limited number of key customers; and

•

the amount of corporate income and excise and import taxes we pay may increase significantly if tax incentives or tax holiday arrangements in Brazil or Malaysia are discontinued or if our interpretations and assumptions with respect to such tax incentives or tax holiday arrangements are incorrect.

Our History

Our business was originally founded in 1988 as SMART Modular Technologies, Inc., or SMART Modular, which became a publicly traded company in 1995. In 1999, SMART Modular was acquired by Solectron Corporation, or Solectron, and operated as its subsidiary. In 2004, a group of private equity investors acquired our business from Solectron, and we began to operate our business as an independent company, SMART Modular Technologies (WWH), Inc., or SMART Worldwide. SMART Worldwide became a publicly traded company in 2006 and operated independently until substantially all of its equity interests were acquired by investment funds affiliated with Silver Lake Partners and Silver Lake Sumeru, or collectively, Silver Lake, in August 2011, which we refer to as the Acquisition. Following the Acquisition, SMART Worldwide, an indirect wholly owned subsidiary of SMART Global Holdings, repositioned its business and began to operate as two business units: a business unit focused on the design, manufacture and sale of specialty memory products and services, and a business unit focused on Flash, or solid state, storage products, which we refer to as the Storage Business, substantially all of which we sold to SanDisk Corporation, or SanDisk, in August 2013.

Our Principal Investors

Upon completion of this offering, investment funds affiliated with Silver Lake will beneficially own approximately         % of our outstanding ordinary shares, or approximately         % if the underwriters exercise

their overallotment option to purchase additional ordinary shares in full. In anticipation of this offering, we will enter into a shareholder agreement, which we refer to in this prospectus as the Sponsor Shareholder Agreement, with Silver Lake, pursuant to which Silver Lake will have the right to nominate members of our board of directors as described in “Management—Board of Directors.” The Sponsor Shareholder Agreement will further provide that, for so long as Silver Lake collectively owns ordinary shares in an amount equal to or greater than 25% of our ordinary shares outstanding immediately following this offering, in addition to the approval of our board of directors, the approval of Silver Lake will be required for certain corporate actions such as change in control transactions, acquisitions with a value in excess of $             million and any material change in the nature of the business conducted by us or our subsidiaries. See “Certain Relationships and Related Party Transactions—Sponsor Shareholder Agreement.”

Silver Lake is a global investment firm focused on the technology, technology-enabled and related growth industries with offices in Silicon Valley, New York, London, Hong Kong, Shanghai and Tokyo. Silver Lake was founded in 1999 and has over $20 billion in combined assets under management and committed capital across its large-cap private equity, middle-market private equity, growth equity and credit investment strategies.

Corporate Information

Our address in the Cayman Islands is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our U.S. principal executive offices are located at 39870 Eureka Drive, Newark, California 94560. Our telephone number at this address is (510) 623-1231. Our principal website is http://www.smartm.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

SMART Global Holdings, SMART Modular Technologies, SMART, the SMART logo and our other trademarks or service marks appearing in this prospectus are our property. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other obligations that are otherwise applicable generally to public companies. These reduced obligations include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

•

an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of many of these reduced reporting burdens in this prospectus, and intend to do so in future filings. As a result, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are irrevocably electing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ordinary shares. You should carefully read this entire prospectus before investing in our ordinary shares including “Risk Factors” and our consolidated financial statements.

Ordinary shares offered by us	shares (or shares if the underwriters exercise their overallotment option to purchase additional shares in full)

Ordinary shares to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their overallotment option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $ million (or approximately $ million, if the underwriters exercise their overallotment option to purchase additional shares in full), assuming an initial public offering price of $ per ordinary share, the midpoint of the estimated public offering price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the offering for general corporate purposes, which may include the repayment of indebtedness. In addition, we intend to use a portion of the net proceeds to make a final payment of $ under a management agreement to entities affiliated with Silver Lake.

See “Use of Proceeds” for more information.

Listing	We expect to apply to list our ordinary shares on The NASDAQ Global Market, or NASDAQ, under the symbol “SGH”.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

The number of our ordinary shares that will be outstanding after this offering is based on 41,492,771 ordinary shares outstanding as of November 28, 2014 and excludes, as of that date:

•	ordinary shares subject to outstanding options, with a weighted-average exercise price of $ per share; and

•	ordinary shares reserved for future issuance under our SMART Global Holdings, Inc. Amended and Restated 2011 Share Incentive Plan, or the SGH Plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	no exercise by the underwriters of their overallotment option to purchase up to additional ordinary shares; and

•	the filing and effectiveness of our amended and restated memorandum and articles of association which will occur prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

The summary consolidated statement of operations and balance sheet data for the years ended and as of August 29, 2014 and August 30, 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations and balance sheet data for the year ended and as of August 31, 2012 are derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated statement of operations data for the three months ended November 28, 2014 and November 29, 2013 and the summary consolidated balance sheet data as of November 28, 2014 have been derived from our unaudited consolidated interim financial information included elsewhere in this prospectus, which, in the opinion of our management, includes all adjustments necessary to present fairly our results of operations and financial condition at the dates and for the periods presented. The results for the three months ended November 28, 2014 are not necessarily indicative of the results that you should expect for the entire year ending August 28, 2015 or any other period.

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

This financial information should be read in conjunction with “Selected Consolidated Financial Data and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands, other than per share data)
Consolidated Statement of Operations Data:
Net sales	$185,046	$174,774	$722,380	$529,832	$490,442
Cost of sales(1)	146,771	129,224	558,123	411,253	392,265

Gross profit	38,275	45,550	164,257	118,579	98,177

Operating expenses:
Research and development(1)(2)	12,234	14,576	61,015	54,047	47,215
Selling, general and administrative(1)(2)	24,137	23,052	92,793	81,453	72,738
Management advisory fees	997	1,000	4,107	4,005	4,131

Total operating expenses	37,368	38,628	157,915	139,505	124,084

Income (loss) from operations	907	6,922	6,342	(20,926)	(25,907)
Other income (expense):
Interest expense, net	(6,513)	(6,438)	(25,892)	(25,369)	(27,259)
Gain on early repayment of long-term debt	—	—	435	—	8,904
Other income (expense), net	(1,086)	3,078	8,087	(548)	(1,033)

Total other expense	(7,599)	(3,360)	(17,370)	(25,917)	(19,388)

Income (loss) from continuing operations before income taxes	(6,692)	3,562	(11,028)	(46,843)	(45,295)
Provision for (benefit from) income taxes from continuing operations	1,940	3,371	3,413	4,500	(3,586)

Income (loss) from continuing operations	(8,632)	191	(14,441)	(51,343)	(41,709)

Discontinued operations:
Loss from discontinued operations	—	—	—	(24,922)	(33,570)
Gain on sale of discontinued operations	—	—	—	252,524	—
Income tax benefit from discontinued operations	—	—	—	—	(2,800)

Income (loss) from discontinued operations, net of tax	—	—	—	227,602	(30,770)

Net income (loss)	$(8,632)	$191	$(14,441)	$176,259	$(72,479)

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands, other than per share data)
Earnings per share:
Income (loss) from continuing operations:
Basic	$(0.21)	$—	$(0.35)	$(1.27)	$(1.04)

Diluted	$(0.21)	$—	$(0.35)	$(1.27)	$(1.04)

Income (loss) from discontinued operations:
Basic	$—	$—	$—	$5.62	$(0.76)

Diluted	$—	$—	$—	$5.62	$(0.76)

(1)	Includes share-based compensation expense as follows:

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands)
Cost of sales	$178	$240	$758	$1,179	$1,479
Research and development	188	252	767	4,089	2,905
Selling, general and administrative	1,025	1,889	4,892	8,349	9,539

(2)	Includes amortization of intangible assets as follows:

Research and development	$2,488	$6,361	$25,282	$28,890	$29,587
Selling, general and administrative	6,384	6,443	25,701	26,999	27,390

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(dollars in thousands)
Other Financial Data:
Adjusted Net Income (Loss)(1)	$1,631	$15,376	$42,959	$245,765	$(1,579)
Adjusted EBITDA(1)	$16,464	$29,833	$94,776	$43,228	$32,353
Gross billings to customers(2)	$547,025	$505,769	$2,176,941	$1,548,798	$1,424,317
Days sales outstanding (DSO)(3)	31	31	34	37	33
Inventory turns(4)	12	15	15	12	11
Days payable outstanding (DPO)(5)	49	41	43	49	43

(1)	We define Adjusted Net Income (Loss) as our net income (loss) adjusted to exclude share-based compensation and amortization of intangible assets. We define Adjusted EBITDA as our net income (loss) adjusted to exclude share-based compensation, interest income, provision for income taxes, depreciation, amortization of intangible assets and other adjustments. We have provided a reconciliation below of Adjusted Net Income (Loss) and Adjusted EBITDA, respectively, to net income (loss), the most directly comparable U.S. GAAP financial measure.

We have included Adjusted Net Income (Loss) and Adjusted EBITDA in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operational and compensation plans. In particular, the exclusion of certain non-cash, non-recurring or infrequent expenses in calculating Adjusted Net Income (Loss) and Adjusted EBITDA can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted Net Income (Loss) and Adjusted EBITDA have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted Net Income (Loss) and Adjusted EBITDA do not consider the cost of equity-based compensation, which is an ongoing expense for us;

•	Adjusted EBITDA does not reflect cash capital expenditure requirements for replacements or for new capital expenditures;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted Net Income (Loss) and Adjusted EBITDA differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Adjusted Net Income (Loss) and Adjusted EBITDA along with other financial performance measures, including various cash flow metrics, net income (loss) and our other U.S. GAAP results. A reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) is provided below:

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands)
Net income (loss)	$(8,632)	$191	$(14,441)	$176,259	$(72,479)
Share-based compensation expense	1,391	2,381	6,417	13,617	13,923
Amortization of intangible assets	8,872	12,804	50,983	55,889	56,977

Adjusted Net Income (Loss)	1,631	15,376	42,959	245,765	(1,579)
Interest expense, net	6,513	6,438	25,892	25,369	27,259
Provision for (benefit from) income taxes	1,940	3,371	3,413	4,500	(6,386)
Depreciation	4,957	3,648	16,608	16,618	17,832
Management advisory fees	997	1,000	4,107	4,005	4,131
Gain on sale of discontinued operations	—	—	—	(252,524)	—
Gain on early repayment of long-term debt	—	—	(435)	—	(8,904)
Gain on legal settlements	—	—	—	(2,386)	—
Gain on contingent liability reversal	—	—	(1,380)	—	—
One-time go public expenses	426	—	3,612	—	—
Sale bonus expense	—	—	—	1,131	—
Litigation settlement	—	—	—	750	—

Adjusted EBITDA	$16,464	$29,833	$94,776	$43,228	$32,353

(2)

Gross billings to customers consists of product net sales and our gross billings for services. We provide procurement, logistics, inventory management, kitting or packaging services for certain customers. We account for sales from these services on an agency basis (that is, we recognize the fees associated with serving as an agent with no associated cost of sales). We recognize revenue for these arrangements as service revenue, which is determined as a fee for services based on material procurement costs. See Note 1(e) to our consolidated financial statements.

(3)	We calculate days sales outstanding as (i) accounts receivable outstanding as of the period end divided by (ii) gross billings to customers for the period divided by the number of days in the period (calculated on the basis of a 91-day quarter).

(4)	We calculate inventory turns as (i) cost of sales plus cost of purchased materials—service for the period, on an annualized basis (i.e., multiplied by four and then divided by the number of quarters in the period) divided by (ii) inventory as of the period end.

(5)	We calculate days payables outstanding as (i) accounts payable outstanding as of the period end divided by (ii) (x) cost of sales plus cost of purchased materials—service for the period divided by (y) the number of days in the period (calculated on the basis of a 91-day quarter).

	As of November 28, 2014
	Actual	As Adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,481
Working capital	181,314
Total assets	693,702
Total long-term debt	242,887
Total shareholders’ equity	128,238

(1)	As adjusted amounts give effect to the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $ per ordinary share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and giving effect to the application of the net proceeds of the offering as set forth in “Use of Proceeds.”

(2)	Each $1.00 increase (decrease) in the assumed initial offering price of $ per ordinary share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total shareholders’ equity by $ , assuming the number of shares to be sold by us in this offering remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us would increase or decrease the cash and cash equivalents, working capital, total assets and total shareholders’ equity by $ , assuming the public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and, as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company described below and elsewhere in this prospectus.

Risks Relating to Our Business

We have experienced losses in the past and may experience losses in the future.

Our business has experienced quarterly and annual operating losses during the periods presented in the financial statements included in this prospectus. During the three months ended November 28, 2014, we had a net loss and a loss from continuing operations of $8.6 million, respectively. In fiscal 2014, we had a net loss and a loss from continuing operations of $14.4 million, respectively. In fiscal 2013, we had net income of $176.3 million, as a result of a gain on the sale of substantially all of the Storage Business to SanDisk in August 2013, and our loss from continuing operations was $51.3 million. In fiscal 2012, we had a net loss of $72.5 million, and our loss from continuing operations was $41.7 million. Our ability to achieve and maintain profitability will depend in part on revenue growth from, among other things, increased demand for our memory solutions, products and related service offerings in our current markets, including Brazil, as well as our ability to expand into new markets. We may not be successful in achieving and maintaining the necessary revenue growth. Moreover, as we continue to expend substantial funds for research and development projects, enhancements to sales and marketing efforts and to otherwise operate our business, we cannot assure you that we will achieve and maintain profitability on an annual or quarterly basis even if our revenue does grow.

Our operating results may fluctuate from quarter to quarter in the future, which makes them difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicative of future performance. Furthermore, we may not be able to maintain the margins we have achieved in recent periods. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	the cyclical nature of the markets in which we compete;

•	changes in memory component prices or the average selling prices of our products, including fluctuations in the market price of DRAM and Flash memory components;

•	lack of growth or contraction or increased competition in the memory market in Brazil;

•	adverse changes to the local content regulations in Brazil;

•	the loss of, significant reduction in sales to, or demand from, key customers;

•	industry consolidation, which may further reduce the number of our potential customers and/or suppliers;

•	fluctuations in the markets served by our OEM customers, including the computing, networking, communications, storage, aerospace, defense, mobile and industrial markets;

•	difficulty matching our purchasing and production to customer demand, which is difficult to forecast accurately;

•	cancellations, modifications or delays in customer orders, product returns and inventory value or obsolescence risk;

•	competitive developments, including the introduction of new competitive products;

•	our failure to develop new or enhanced products and introduce them in a timely manner; and

•	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

Due to the various factors mentioned above and other factors, the results of any prior quarterly or annual period should not be relied upon as an indication of our future operating performance. In one or more future periods, our results of operations may fall below the expectations of securities analysts and investors. In that event, the market price of our ordinary shares would likely decline. In addition, the market price of our ordinary shares may fluctuate or decline regardless of our operating performance.

The markets in which we compete historically have been highly cyclical and have experienced severe downturns that have materially adversely affected, and may in the future materially adversely affect, our business, results of operations and financial condition.

Historically, the markets in which we compete have been highly cyclical and have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both component suppliers and electronic equipment manufacturers, and/or declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of selling prices and inventory values. Our industry depends on the continued growth of the electronics industry and on end-user demand for our customers’ products. Economic downturns often have had an adverse effect upon manufacturers and end-users of electronic products. The timing of new product developments, the lifecycle of existing electronic products and the level of acceptance and growth of new products can also affect demand for our products. Downturns in the markets we serve could have a significant negative impact on the demand for our products. Additionally, due to changing conditions, our customers have experienced and may in the future experience periods of excess inventory that could have a significant adverse impact on our sales. During an industry downturn, there is also a higher risk that some of our trade receivables become delinquent or even uncollectible and that our inventory would decrease in value.

We cannot predict the timing or the severity of the cycles within our industry. In particular, it is difficult to predict how long and to what levels any industry upturn or downturn, or general economic strength or weakness, will last or develop. For example, the most recent global economic downturn in 2008 and 2009 materially adversely affected sales of products in end markets served by our customers, which in turn materially adversely affected demand for our products. While there has been significant improvement in industry conditions since 2009, there can be no assurance as to when and if, or to what extent, the demand for our products will increase or decrease in future periods.

Our customers primarily serve end users in the computing, networking, communications, storage, aerospace, defense, mobile and industrial markets. Additionally, we are investing to increase our penetration into automotive, mobile and industrial markets. Sales of our products are dependent upon demand in these markets. From time to time, each of these markets has experienced cyclical downturns, often in connection with, or in anticipation of, declines in general economic conditions, and we may experience substantial period-to-period fluctuations in our operating results due to factors affecting these markets. Changes in end-user demand for our customers’ products could have a material adverse effect on demand for our products, particularly if the customer has accumulated excess inventories of products purchased from us or from competitors selling similar products. Reduced demand for our products could have a material adverse effect on our business, results of operations and financial condition.

Declines in memory component prices and our average selling prices may result in declines in our net sales and gross profit and could have a material adverse effect on our business, results of operations and financial condition.

Our industry has historically been characterized by declines in average selling prices. Our average selling prices may decline due to several factors, including general declines in demand for our products and excess supply of DRAM and Flash memory components as a result of overcapacity. In the past, transitions to smaller design geometries and other factors causing overcapacity in memory markets have led to significant increases in the worldwide supply of memory components. If not accompanied by increases in demand, supply increases usually result in significant declines in component prices and, in turn, declines in the average selling prices of our products. During periods of overcapacity, our net sales may decline if we fail to increase sales volume of existing products or to introduce and sell new products in quantities sufficient to offset declines in selling prices. Our efforts to increase sales or to introduce new products to offset the impact of declines in average selling prices may not be successful. Furthermore, our competitors and customers also impose significant pricing pressures on us. These declines in average selling prices have in the past had, and may again in the future have, a material adverse effect on our business, results of operations and financial condition. Declines in prices also could affect the valuation of our inventory, which could result in inventory write-downs. Declines in average selling prices also might enable OEMs to pre-install higher density memory modules into new systems at existing price points, thereby reducing the demand for future memory upgrades. In addition, our net sales and gross profit may be negatively affected by shifts in our product mix during periods of declining average selling prices.

Worldwide economic conditions and other factors may adversely affect our operations, cause fluctuations in demand for our products.

Uncertainty in global economic conditions poses a risk to the overall economy, as consumers and businesses have made it difficult for customers, suppliers and us to accurately forecast and plan future business activities. Declines in the worldwide semiconductor market, economic conditions or consumer confidence would likely decrease the overall demand for our products. Other factors that could cause demand for our products to fluctuate include:

•	a downturn in the computing, networking, communications, storage, aerospace, defense, mobile and industrial markets;

•	changes in consumer confidence caused by changes in market conditions, including changes in the credit markets, expectations for employment and inflation and energy prices;

•	changes in the level of customers’ components inventory;

•	competitive pressures, including pricing pressures, from companies that have competing products, architectures, manufacturing technologies and marketing programs;

•	changes in technology or customer product needs;

•	strategic actions taken by our competitors; and

•	market acceptance of our products.

If demand for our products decreases, our manufacturing or assembly and test capacity could be under-utilized, and we may be required to record an impairment on our long-lived assets, including facilities and equipment, as well as intangible assets, which would increase our expenses. In addition, if product demand decreases or we fail to forecast demand accurately, we could be required to write-off inventory or record under-utilization charges, which would have a negative impact on our profitability. If product demand increases more or faster than anticipated, we may not be able to add manufacturing or assembly and test capacity fast enough to meet market demand. These changes in demand for our products, and changes in our customers’ product needs, could have a variety of negative effects on our competitive position and our financial results, and, in certain cases, may reduce our net sales, increase our costs, lower our profit margins or require us to recognize impairments of our assets. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We depend on growth in the desktop, notebook, server, smartphone and tablet markets in Brazil, and lack of growth, or the occurrence of contraction, in this market could have a material adverse impact on our business, results of operations and financial condition.

A significant portion of our sales and operations are increasingly focused on Brazil. Sales to customers in Brazil accounted for 53%, 56%, 46% and 40% of our net sales during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively. We have invested substantial financial and management resources to develop a research and development center and a semiconductor wafer processing plant in Brazil in order to target the growing market for memory in Brazil and to take advantage of certain Brazilian laws and government incentives, as described below in “Risks Relating to our International Operations.” Our future financial performance will depend in large part on continued growth in the Brazilian memory market, which may not continue to grow at historical rates, or at all.

Demand for our products in Brazil is dependent upon, among other things, growth in demand in the markets served by our customers, including the Brazilian computing and mobile markets. From time to time, the markets served by our Brazilian customers have experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in demand in any of the markets that we serve could have a significant negative impact on the demand for our products. In addition, a prolonged economic downturn in Brazil, even absent a worldwide economic downturn, may lead to higher interest rates or significant changes in the rate of inflation in Brazil, or an inability of our Brazilian customers and suppliers to access capital on acceptable terms. Our customers and suppliers in Brazil could experience cash flow problems, credit defaults or other financial hardships. In addition, as discussed in greater detail below, our sales and our profit margins in Brazil are favorably impacted by laws establishing local content requirements for electronic products. See “—Our sales and profit margins in Brazil depend in part on Brazilian laws establishing local content requirements for electronic products. The elimination of or a reduction in the local content requirements, or our inability to secure the benefits of these regulations, could significantly reduce the demand for, and the profit margins on, our products in Brazil.” Any of these circumstances could have a material adverse effect on our business, results of operations and financial condition.

Our success in Brazil depends in part on Brazilian laws establishing local content requirements for electronic products. The elimination of or a reduction in the local content requirements, or our inability to secure the benefits of these regulations, could significantly reduce the demand for, and the profit margins on, our products in Brazil.

Successive Brazilian governmental administrations have adopted economic policies intended to foster innovation and investment in local production, stimulate job growth, provide stimulus to exports and defend local manufacturers in various industries. In recent decades, the Brazilian government identified the design and manufacture of integrated circuits, or ICs, as a priority and established tax incentives and local content requirements intended to promote the development of the local IT industry. These incentives include the Lei da Informática—Processo Produtivo Básico, or PPB/IT Program, which is intended to promote local content by allowing qualified companies to sell specified IT products, including desktops, notebooks, servers and mobile memory products, with a reduced Brazilian federal excise tax rate, or the IPI, as compared to the rate that is required to be collected by non-qualified suppliers. The PPB/IT Program provides an incentive for certain customers to purchase products from us because they are not required to pay the regular level of IPI on their purchases. Under the PPB/IT Program, the percentage of local content required in specified IT products has increased significantly from 2006 to present, and is expected to remain at current levels through the end of 2017. For example, under the PPB/IT Program, from 2006 to present the total requirement of DRAM modules made with locally packaged DRAM ICs for notebook computers has increased from 0% to 80% and is legislated to remain at current levels through the end of 2017. In order to receive the intended treatment as a PPB/IT Program supplier, our subsidiary, SMART do Brazil, is required to invest in research and development activities in an amount equal to 3% of its gross annual sales revenues reduced by the following: the cost of raw materials qualified as products eligible for the PPB/IT Program, including the ICs that are purchased from our other Brazilian subsidiary, SMART Brazil, and that are used to make memory modules; applicable sales taxes; the value of products exported out of Brazil; and the value of products shipped to the Manaus Free Trade Zone. Brazil’s local content requirements for the IT industry have been subject to criticism by other governments and international organizations. A cancellation, reduction or other adverse change in the local content requirements, or our failure to meet the research and development investment threshold under the PPB/IT Program, could significantly reduce the demand for, and the profit margins on, our products in Brazil, and it would have a material adverse effect on our results of operations.

In addition, we benefit from various tax incentives extended to us in Brazil to promote the development of the local IT industry, and are subject to related risks, as described below under “—If the tax incentive or tax holiday arrangements from which we are entitled to benefit in Brazil or Malaysia change or cease to be in effect or applicable in part or in whole, for any reason, or if our assumptions and interpretations regarding tax laws and incentive or holiday arrangements prove to be incorrect, the amount of corporate income and excise and import taxes we have to pay could increase significantly.”

Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer or key program, or the demands of our key customers, could materially harm our business, results of operations and financial condition.

Our principal end customers include global OEMs that compete in the computing, networking, communications, storage, aerospace, defense, mobile and industrial markets. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, sales to our three largest end customers (including sales to contract manufacturers or ODMs at the direction of such end customers) accounted for 44%, 38%, 42% and 43% of net sales, respectively. Of our end customers, during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, Cisco accounted for 13%, 13%, 17% and 19% of net sales, respectively, Dell accounted for 16%, 13%, 13% and 10% of net sales, respectively, and HP accounted for 16%, 12%, 12% and 14% of net sales, respectively. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, direct sales to Hon Hai Precision Industry Co., Ltd., or Hon Hai, accounted for 10%, 13%, 16% and 15% of net sales, respectively, and direct sales to Dell accounted for 15%, 13% and 12% of net sales during the three months ended November 28, 2014 and in fiscal 2014 and 2013, respectively. During the three months ended November 28, 2014, direct sales to Flextronics International Ltd., or Flextronics, accounted for 10% of net sales.

Because of our dependence on a limited number of key customers, the loss of a key customer (or loss of a significant program with a key customer) or any significant reduction in orders by a key customer would materially reduce our net sales and gross profit and adversely affect our business, results of operations and financial condition. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future; however, we can provide no assurance that any of these customers or any of our other customers will continue to utilize our products or our services at current levels. Although we have master agreements with one or more key customers, these agreements govern the terms and conditions of the relationship and do not contain requirements for them to purchase minimum volumes.

Our customer concentration may also subject us to perceived or actual leverage that our key customers may have, given their relative size and importance to us. Since a large percentage of our sales are to a small number of customers that are primarily large OEMs, these customers are able to exert, have exerted and we expect will continue to exert, pressure on us to make concessions on price and on terms and conditions which can adversely affect our business, results of operations and financial condition. If our key customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, results of operations and financial condition. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers. If we were to lose one of our key customers or have a key customer cancel a key program or otherwise significantly reduce its volume of business with us, our sales and profitability would be materially reduced and our business and financial condition would be seriously harmed.

Industry consolidation and company failures may reduce the number of our potential customers, increase our reliance on our existing key customers and negatively impact the competitiveness of our supplier base.

Our customer and supplier markets are characterized by a limited number of large companies. Some participants in the industries in which we serve have merged and/or been acquired, and this trend may continue. In addition, there have been company failures among both our customer and supplier base. Industry consolidation and company failures could decrease the number of potential significant customers for our products and services. Consolidation and company failures in some of our customers’ industries may also result in the loss of customers. The decrease in the number of potential significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and thus our profit margins. Furthermore, the loss of, or a relatively reduced relationship with, key customers due to industry consolidation and company failures could negatively impact our business, results of operations and financial condition. Additionally, consolidation and company failures in our supplier base could reduce our purchasing alternatives and reduce the competition for our business resulting in higher cost of goods and less availability of components which would have a negative impact on our business, results of operations and financial condition.

Customer demand is difficult to forecast accurately and, as a result, we may be unable to optimally match purchasing and production to customer demand, which may have a material adverse effect on our business, results of operations and financial condition.

In most cases we do not obtain long-term purchase orders or commitments from our customers but instead we work with our customers to develop non-binding estimates or forecasts of future requirements. Utilizing these non-binding estimates or forecasts, we make significant decisions based on our estimates of customer requirements including determining the levels of business that we will seek and accept, production scheduling, component purchasing and procurement commitments, inventory levels, personnel and production facility needs and other resource requirements. A variety of conditions, both specific to each individual customer and generally affecting each customer’s industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated, and often with little or no notice to us. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty. The short-term and flexible nature of commitments by many of our customers, and the possibility of unexpected changes in demand for their products, reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and can reduce profit margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Downturns in the markets in which our customers compete can, and have, caused our customers to significantly reduce the amount of products ordered from us or to cancel or delay existing orders leading to lower utilization of our facilities. This in turn can cause us to have more inventory than we need and can result in inventory write-downs or write-offs. Additionally, as many of our costs and operating expenses are relatively fixed, reduction in customer demand would have an adverse effect on our operating income, results of operations and financial condition.

We may experience inventory write-downs or write-offs.

To the extent we manufacture products or make purchases in anticipation of future demand that does not materialize, or in the event a customer cancels or reduces outstanding orders, we could experience an unanticipated increase in our inventory. We have had in the past and expect we could again have in the future inventory write-downs and/or write-offs due to obsolescence, excess quantities and declines in market value below our costs. In particular, if product obsolescence causes product demand to decrease or we fail to forecast demand accurately, we could be required to write-off inventory or record under-utilization charges, which would have a negative impact on our profit margins and our profitability. For example, in fiscal 2014 we incurred a write-down of certain inventory in Brazil of $4.6 million. Any one or more of these occurrences could have a negative impact on our results of operations and financial condition.

In connection with delivering our supply chain services, we make significant inventory purchases based on customer forecasts and/or customer purchase orders. In most instances, forecasts are non-binding and purchase orders can be rescheduled at the customer’s option, often times without penalty. When actual consumption does not meet the customer’s forecast or the customer’s purchase orders, it will result in unanticipated and sometimes significant increases in our inventory. Additionally, some of our logistics transactions contemplate extended periods of inventory management. These programs generally obligate customers to eventually purchase certain aged logistics inventory with minimal right to price reductions, and typically provide for periodic carrying charges. We can provide no assurance, however, that the customers will comply with these obligations. If a customer of our supply chain services has significant delays in delivery of inventory, this could have a negative impact on our profitability. If a customer of our supply chain services fails to consume the inventory that we purchase for it, this could result in significant inventory write-downs or write-offs. Any one or more of these occurrences could have a significant negative impact on our cash flows, business, results of operations and financial condition. At the end of each of the last four fiscal quarters, logistics inventory (including inventory specifically requested by customers) ranged between 40% and 60% of our total inventory.

The memory market is intensely competitive, and we may not be able to maintain or improve our competitive position.

The memory market is characterized by intense competition. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition, broader product lines, lower cost structures and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular product standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price than we can.

Our primary competitors in the specialty memory market include Viking Technology (a division of Sanmina Corporation), or Viking Technology; ATP Electronics, Inc., or ATP; Unigen Corporation, or Unigen; Apacer Technology Inc., or Apacer; and Transcend Information, Inc., or Transcend. In Brazil, we compete against local manufacturers of DRAM modules and Flash products and local manufacturers of memory ICs, including HT Micron Semicondutores Ltda., or HT Micron. We compete globally against semiconductor memory IC manufacturers that also manufacture DRAM modules and Flash products, including Samsung Electronics Co., Ltd., or Samsung; Micron; SanDisk; SK Hynix Inc. or SK Hynix; and Toshiba Corporation, or Toshiba.

Through imports of DRAM components and modules and Flash products including Flash cards, SSDs, SD cards and microSD cards, we face some of the same competitors in Brazil as we do elsewhere. We also face competition from local manufacturers of DRAM modules and Flash products, and expect to face competition in the future from local start-up semiconductor packaging companies. We believe that import duties and local content requirements in Brazil give us an advantage over companies that import DRAM modules or Flash products or import memory components; however, that competitive advantage may become less significant in the event that competitors build manufacturing facilities in Brazil or local content regulations change or are eliminated. As the local market grows, competition may increase in Brazil.

We face competition from existing competitors and expect to face new companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition may also arise due to the development of cooperative relationships among our current and potential competitors and/or suppliers or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors and/or suppliers may emerge and acquire significant market share.

We expect that our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive. To remain competitive, we must continue to provide technologically advanced products and manufacturing services, maintain high quality, offer flexible delivery schedules, deliver finished products on a reliable basis, reduce manufacturing and testing costs, and compete favorably on the basis of price. Competitive pressure has led in the past and may continue to lead to intensified price competition resulting in lower net sales and profit margins which could negatively impact our financial performance. Our efforts to maintain and improve our competitive position, or our failure to do so, could have a material adverse effect on our business, results of operations and financial condition.

New product development requires significant investment. Our failure to develop new or enhanced products and introduce them in a timely manner would undermine our competitiveness.

The memory market is subject to rapid technological change, product obsolescence, frequent new product introductions and feature enhancements, changes in end-user requirements and evolving industry standards. Our ability to successfully compete and to continue to grow our business depends in significant part upon our ability to develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to anticipate and respond to changing customer requirements. We have experienced, and may experience in the future, delays and unanticipated expenses in the development and introduction of new products. A failure to develop products with required feature sets or performance standards, or a delay as short as a number of weeks in bringing a new product to market could significantly reduce our return on investment as well as our net sales, all of which would have a material adverse effect on our business, results of operations and financial condition.

Delays in the development, introduction and qualification of new products could provide a competitor a first-to-market advantage and allow a competitor to achieve greater market share. These delays could also result in customers having the right to cancel orders without penalty. Defects or errors found in our products after sampling or commencement of commercial shipments could result in delays in market acceptance of our products. Lack of market acceptance for our new products for any reason would jeopardize our ability to recoup substantial research and development expenditures, hurt our reputation and have a material adverse effect on our business, results of operations and financial condition. Accordingly, we can provide no assurance that our future product development efforts will be successful or result in products that gain market acceptance.

We have invested in the past and expect in the future to invest in new technologies and emerging markets. If these new technologies and emerging markets fail to gain acceptance or grow, it would have a material adverse effect on our business, results of operations and financial condition. In particular, we have made and expect to continue to make significant investments in embedded Flash-based products. There is significant competition in these markets and we can provide no assurance that we will develop and introduce products in a timely manner or that our new products will gain market acceptance, be price competitive or result in any significant increase in our net sales. If these investments fail to provide the expected returns, then such failure would have a material adverse effect on our business, results of operations and financial condition.

Our OEM customers require that our products undergo a lengthy and expensive process of evaluation and qualification without any assurance of net sales.

Our products are often incorporated into our OEM customers’ systems at the design stage. As a result, we rely on OEMs to select our product designs, which we refer to as design wins, and then to qualify our products for production buys. We often incur significant expenditures in the development of a new product without any assurance that any OEM will select our product for design into its system. Additionally, in some instances, we are dependent on third parties to obtain or provide information that we need to achieve a design win. These third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system, we cannot be assured that they will qualify or use our product in production, that the OEM’s product will be commercially successful or that we will receive significant orders as a result of that design win or qualification. Generally, our OEM customers are not obligated to purchase our products even if we get a design win. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, it could have a material adverse effect on our business, results of operations and financial condition.

In addition, because the qualification process is both product-specific and platform-specific, our existing customers sometimes require us to requalify our products, or to qualify our new products, for use in new platforms or applications. For example, as our OEM customers transition from second generation double-data-rate, or DDR2, DRAM architectures to third generation double-data-rate, or DDR3, or fourth generation double-data-rate, or DDR4, DRAM architectures, we must design and qualify new products for use by those customers. In the past, the process of design and qualification has taken several months to complete, during which time our net sales to those customers declined significantly. After our products are qualified, it can take several months before the customer begins production and we begin to generate net sales from such customer.

Likewise, when our suppliers discontinue production of components, it may be necessary for us to design and qualify new products for our customers. Such customers may require of us or we may decide to purchase an estimated quantity of discontinued memory components necessary to ensure a steady supply of existing products until products with new components can be qualified. Purchases of this nature may affect our liquidity. Additionally, our estimation of quantities required during the transition may be incorrect, which could adversely impact our results of operations through lost revenue opportunities or charges related to excess and obsolete inventory.

We must devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with prospective customers in anticipation of sales. Significant delays in the qualification process could result in an inability to keep up with rapid technological change or new, competitive technologies. If we delay or do not succeed in qualifying a product with an existing or prospective customer, we will not be able to sell that product to that customer, which may result in us losing potential revenue and holding excess or obsolete inventory, any of which may have a material adverse effect on our business, results of operations and financial condition.

If our OEM customers decide to utilize a standardized memory solution instead of our specialty memory products, our net sales and market share may decline.

Many of our specialty memory products are specifically designed for our OEM customers’ systems. In an effort to reduce costs and assure supply of their memory module requirements, an increasing number of our OEM customers have been designing commodity Joint Electron Device Engineering Council-standard, or JEDEC-standard, DRAM modules into their products. Although we also manufacture JEDEC-standard modules, this trend could reduce the demand for our higher priced specialized or customized memory solutions, which in turn would have a negative impact on our business, results of operations and financial condition. In addition, when customers utilizing custom memory solutions choose to adopt a JEDEC-standard instead of a custom module, new competitors producing standardized memory modules may take a portion of our customers’ business previously purchased from us.

Our dependence on a small number of sole or limited source suppliers subjects us to certain risks, including the risk that we may be unable to obtain adequate supplies at reasonable prices and in a timely manner.

We are dependent upon a small number of sole or limited source suppliers for certain materials, including certain critical components, we use in manufacturing our products. We purchase almost all of our materials from our suppliers on a purchase order basis and generally do not have long-term commitments from suppliers. Our suppliers are not required to supply us with any minimum quantities and there is no assurance that our suppliers will supply the quantities of components we may need to meet our production goals. Our major suppliers include Samsung, Micron and SK Hynix. These suppliers also compete with us in the memory market.

In Brazil, we purchase the wafers used in our memory products exclusively from a single global memory wafer supplier. The target volume and pricing of wafers are established annually, and our purchases are generally made monthly on a purchase order basis and are not cancelable. In the event that our wafer supply relationship or our purchase orders are terminated, or if our supplier’s production of silicon wafers is reduced or disrupted, we may be unable to obtain sufficient quantities of high-quality wafers at reasonable prices, and in a timely manner, to fulfill our Brazilian customers’ requirements. In addition, there can be no assurance that we will reach agreement with our wafer supplier on the pricing and quantities of wafers that they will supply and we will purchase.

The markets in which we operate have experienced, and may experience in the future, shortages in components, including DRAM and Flash ICs, which are essential components of our memory products. These shortages cause some suppliers to place their customers, including us, on component allocation. As a result, we may not be able to obtain the components that we need to fill customer orders. If any of our suppliers experience quality control or intellectual property infringement problems, we may not be able to fill customer orders. Furthermore, our products that utilize that supplier’s components may be disqualified by one or more of our customers and we may not be able to fill their orders. The inability to fill customer orders could cause delays, customer cancellations, disruptions or reductions in product shipments or require costly product redesigns and/or re-qualifications which could, in turn, damage relationships with current or prospective customers, increase costs and have a material adverse effect on our business, results of operations and financial condition.

A disruption in or termination of our supply relationship with any of our significant suppliers or our inability to develop relationships with new suppliers, if required, would cause delays, disruptions or reductions in product manufacturing and shipments or require product redesigns which could damage relationships with our customers, increase our costs or the prices we need to charge for our products and could materially and adversely affect our business, results of operations and financial condition.

Unless we maintain manufacturing efficiency, we may not become or remain profitable and our future profitability could be materially adversely affected.

The memory industry is characterized by constant and rapid technological changes and product obsolescence. For example, new manufacturing process technologies using smaller feature sizes and offering better performance characteristics are generally introduced every one to two years. The introduction of new manufacturing process technologies allows us to increase the functionality of our products while at the same time optimizing performance parameters, decreasing power consumption and/or increasing storage capacity. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new manufacturing process technologies. If we are delayed in transitioning to new technologies, our business, results of operations and financial condition could be materially adversely affected.

If the lifecycle of a product is shortened as a result of the introduction of a new technology, we may be forced to transition our manufacturing capabilities to a new configuration more quickly than originally planned. This can result in increased capital and other expenditures. This can also cause decreases in demand for the older technology products and our manufacturing or assembly and test capacity to be under-utilized. As a result, we may be required to record an impairment on our long-lived assets, including facilities and equipment, as well as intangible assets, which would increase our expenses. When new technologies are introduced, the capacity to manufacture the new products often cannot meet the demand and product shortages can arise. If our suppliers cannot support such demand, we may not be able to fill customer orders or participate in new markets as they emerge.

Our manufacturing efficiency can significantly affect our results of operations, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. We continuously modify our manufacturing processes in an effort to improve yields and product performance and decrease costs. During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive and may experience higher than acceptable defect rates. We may fail to achieve acceptable yields or may experience product delivery delays as a result of, among other things, capacity constraints, delays in the development of new process technologies, increased defect rates, changes in our process technologies, upgrades or expansion of existing facilities, impurities or other difficulties in the manufacturing process. Any of these occurrences could adversely impact our relationships with customers, cause harm to our reputation in the marketplace, cause customers to move future business to our competitors or cause us to make financial concessions to our customers. Improving our manufacturing efficiency in future periods is dependent on our ability to:

•	develop advanced process technologies and advanced products that utilize those technologies;

•	successfully transition to more advanced process technologies;

•	continue to reduce test times;

•	ramp product and process technology improvements rapidly and effectively to commercial volumes across our facilities;

•	achieve acceptable levels of manufacturing output and yields, which may decrease as we implement more advanced technologies; and

•	maintain our quality controls and rely upon the quality and process controls of our suppliers.

Disruption of our operations at our manufacturing facilities would substantially harm our business.

A disruption at one of our manufacturing facilities could adversely impact our manufacturing operations and consequently our customer relations and our business. Such a disruption could result from, among other things, sustained process abnormalities, government intervention, waste disposal issues, power failures or other circumstances, or from ramp-up related challenges, such as obtaining sufficient raw materials, hiring of qualified factory personnel, installation and efficient operation of new equipment and management and coordination of our logistics networks within our global operations. We maintain insurance to protect against certain claims associated with business interruption; however, our insurance may not cover all or any part of a particular loss. Since a large percentage of our production is done in a small number of facilities, a disruption to operations, or a loss that is in excess of, or excluded from, our insurance coverage could adversely impact our business, results of operations and financial condition.

If our products are defective or are used in defective systems, we may be subject to warranty, product recalls or product liability claims.

If our products are defectively manufactured, contain defective components or are used in defective or malfunctioning systems, we could be subject to warranty and product liability claims and product recalls, safety alerts or advisory notices. While we have product liability insurance coverage, it may not be adequate to satisfy claims made against us. We also may be unable to obtain insurance in the future at satisfactory rates or in adequate amounts. Warranty and product liability claims or product recalls, regardless of their ultimate outcome, could have an adverse effect on our business, financial condition and reputation, and on our ability to attract and retain customers. In addition, we may determine that it is in our best interest to accept product returns in circumstances where we are not contractually obligated to do so to maintain good relations with our customers. Accepting product returns may adversely impact our results of operations and financial condition.

Our indemnification obligations to our customers and suppliers for product defects, intellectual property infringement and other matters could require us to pay substantial damages.

A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from various matters including, without limitation, product warranty claims or claims for injury or damage resulting from defects in, or usage of, our products or the products of our suppliers. In addition, we currently have in effect a number of agreements in which we agree to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement or alleged infringement by our products of third-party patents, trademarks or other intellectual property rights. We periodically have to respond to claims and may have to litigate indemnification obligations in the future.

Indemnification obligations could require us to expend significant amounts of money to defend claims and/or to pay damages or settlement amounts. We maintain insurance to protect against certain claims associated with the use of our products; however, our insurance may not cover all or any part of a claim asserted against us. Our insurance does not cover intellectual property infringement in most instances. A claim brought against us that is in excess of, or excluded from, our insurance coverage could adversely impact our business, results of operations and financial condition.

We may need to raise additional funds, which may not be available on acceptable terms or at all.

We may need to raise additional funds, which we may seek to obtain through, among other things, public or private equity offerings and debt financings. Our future capital requirements will depend on many factors, including, without limitation, our levels of net sales, our levels of inventory, the timing and extent of expenditures to support research and development activities, the expansion of manufacturing and test capacity and the continued market acceptance of our products. Additional funds may not be available on terms acceptable to us, or at all. If we issue equity or convertible debt securities to raise additional funds, our existing shareholders may experience dilution and the new equity or debt securities may have rights, preferences, and privileges senior to those of our then existing shareholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization, as well as impose financial and operating covenants that could restrict the operations of our business. In addition, our existing indebtedness may limit our ability to obtain additional financing in the future, as discussed in greater detail below under “—Risks Relating to our Debt—Our indebtedness could impair our financial condition and harm our ability to operate our business.”

During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, we spent $6.9 million, $43.1 million, $22.0 million and $17.1 million, respectively, on capital expenditures, which we used, among other things, to expand manufacturing and test capacity as well as research and development. We plan to continue to make capital expenditures in the future. If our expected returns on these investments are not achieved, it could adversely impact our business, results of operations and financial condition.

If adequate capital is not available when needed, we may be required to modify our business model and operations to reduce spending. This could cause us to be unable to execute our business plan, take advantage of future opportunities or respond to competitive pressures or customer requirements. It may also cause us to delay, scale back or eliminate some or all of our research and development programs, or to reduce or cease operations, which could adversely impact our business, results of operations and financial condition.

We may make acquisitions of companies and/or technologies which involve numerous risks. If we are not successful in integrating the technologies, operations and personnel of acquired businesses or fail to realize the anticipated benefits of an acquisition, our business, results of operations and financial condition may be adversely affected.

As part of our business and growth strategy, we may acquire or make significant investments in businesses, products or technologies in an effort to complement our existing product offering, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. Any acquisitions or investments would expose us to the risks commonly encountered in acquisitions of businesses or technologies. Such risks include, among others:

•	problems integrating the purchased operations, technologies, products or personnel;

•	unanticipated costs or expenses associated with an acquisition or investment, including write-offs of goodwill or other intangible assets;

•	negative effects on profitability resulting from an acquisition or investment;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have little or no prior experience and markets with complex government regulations;

•	loss of key employees of the acquired business; and

•	litigation arising from an acquired company’s operations.

Problems encountered in connection with an acquisition could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. If we make any future acquisitions, we could issue ordinary shares that would dilute our existing shareholders’ percentage ownership, incur substantial additional debt, expend cash and reduce our cash reserves or assume additional liabilities. Furthermore, acquisitions may require material charges and could result in adverse tax consequences, substantial depreciation, deferred compensation charges, liabilities under earn-out provisions, the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill or other intangibles, any of which could negatively impact our business, results of operations and financial condition. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. We may expend significant resources and management time pursuing an acquisition that we are unable to consummate. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or at all, or may not realize the anticipated benefits of any acquisitions we do undertake. Our investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky because the markets for the technologies or products they may have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

In connection with the sale of the Storage Business, we agreed to indemnify SanDisk against specified losses and to temporarily limit the scope of business that we conduct.

In August 2013, we completed the sale of substantially all of the Storage Business to SanDisk for approximately $304 million in cash, subject to certain escrows and holdbacks. The sale agreement for the Storage Business, or the Sale Agreement, contained certain indemnification obligations that are typical for transactions of this nature, including, among others, for losses arising from breaches of our representations and warranties relating to the sale, as well as for taxes arising with respect to pre-closing tax periods. These indemnification obligations are subject to a number of limitations, including certain deductibles and caps and limited time periods for making indemnification claims. At the closing of the sale, $30.5 million of the purchase price was placed into a third party escrow to secure certain of our indemnification obligations. On August 21, 2014, SanDisk made a claim against us under the indemnification provisions of the Sale Agreement in connection with a lawsuit filed by Netlist, Inc., or Netlist, against SanDisk alleging that certain products of the Storage Business that we sold to SanDisk, infringe various Netlist patents, which SanDisk in turn alleges would, if true, constitute a breach of representations and warranties under the Sale Agreement. Under the Sale Agreement, our indemnification obligation in respect of intellectual property matters, including those claimed by SanDisk, is subject to a deductible of approximately $1.8 million and a cap of $60.9 million. The SanDisk claim included what purported to be an estimate of SanDisk’s alleged indemnifiable losses that is greater than the cap in the Sale Agreement for intellectual property matters.

On December 4, 2014, we entered into an agreement with SanDisk to release the entire balance of the third party escrow, and on December 5, 2014, we received $30.5 million that had previously been held in escrow. Following the release of the escrow, our board declared a $28.3 million cash distribution out of our share premium account which was paid in January 2015 to shareholders of record on January 1, 2015. The release of the escrow amount by SanDisk does not relieve us of our indemnification obligations to SanDisk, and SanDisk has not amended or reduced the amount of its indemnification claim.

We believe that the allegations giving rise to the indemnification claim are without merit and we intend to dispute SanDisk’s claim for indemnification. In addition, there may be other grounds for us to dispute the indemnification claim and/or the amounts of any indemnifiable losses of SanDisk. While we believe that the infringement claims are without merit, we can provide no assurance that SanDisk will be successful in defending the infringement claims or that we will otherwise be successful in disputing the indemnification claim and/or the amount of indemnifiable losses. In addition to the infringement claim described above, we continue to have an obligation to indemnify SanDisk for certain specified matters, including other intellectual property claims SanDisk may make and tax obligations for pre-closing tax periods, which indemnifications are capped at certain amounts and survive for periods of time set forth in the Sale Agreement. An indemnity claim brought against us by SanDisk, including the claim described above, could have a material adverse effect on our business, results of operations and financial condition.

In addition, under the Sale Agreement we agreed that (i) through February 2016, we would not participate or engage in the manufacturing, licensing, distribution or sale of any enterprise storage device as defined in the Sale Agreement, and (ii) through August 2015, we would not participate or engage in the design of, or engage or direct any third party to design on our behalf, any enterprise storage device. These contractual limitations could affect our ability to diversify our revenue sources and could have a material adverse effect on our business, results of operations and financial condition.

Our future success is dependent on our ability to retain key personnel, including our executive officers, and to attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business may be adversely affected.

Our future operating results depend in significant part upon the continued contributions of our key senior management and technical personnel, many of whom would be difficult to replace. We are particularly dependent on the continued service of Iain MacKenzie, our President and Chief Executive Officer, and Jack Pacheco, our Senior Vice President, Chief Operating Officer and Chief Financial Officer. Our future operating results also depend in significant part upon our ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, design, finance, marketing, sales and support personnel. We are continually recruiting such personnel in various parts of the world. However, competition for such personnel can be strong and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. In addition, particularly in the high-technology industry, the value of stock options, restricted stock unit, or RSU, grants or other share-based compensation is an important element in the retention of employees. Declines in the value of our ordinary shares after our initial public offering could adversely affect our ability to retain employees and we may have to take additional steps to make the equity component of our compensation packages more attractive to attract and retain employees. These steps could result in dilution to shareholders.

In Brazil in particular, there is limited availability of labor with the technical skills required for our operations. As a result, we rely heavily on our ability to train personnel or relocate individuals from outside of the country. Relocation from a foreign country is expensive. To keep pace with our anticipated growth in Brazil, we anticipate the need to increase the number of our technical personnel. Additionally, to meet the obligations associated with certain tax incentives, we are required to invest in research and development activities which could require an increase in engineering and other technical personnel. To the extent that competitors enter or expand in the local market, our labor force could be targeted, which could result in the loss of personnel and/or the increase in wages to retain personnel.

The loss of any key employee, the failure of any key employee to adequately perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our key employees to expand, train and manage our employee base as needed, could have a material adverse effect on our business, results of operations and financial condition.

We rely, in part, on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.

Sales of our products to some of our OEM customers are accomplished through the efforts of third-party sales representatives. We are unable to predict the extent to which these third-party sales representatives will be successful in marketing and selling our products. Moreover, many of these third-party sales representatives also market and sell competing products and may more aggressively pursue sales of our competitors’ products. Our third-party sales representatives may terminate their relationships with us at any time on short or no notice. Our future performance may also depend, in part, on our ability to attract and retain additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain our current third-party sales representatives or recruit additional or replacement third-party sales representatives or if these sales representatives are not effective, it could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to protect our intellectual property, our operating results may be adversely affected.

Our success is dependent, in part, upon protecting our intellectual property rights. We rely on a combination of trade secrets, know-how, trademarks, copyright and, to a lesser extent, patents. We do not own or apply for patents in respect of the majority of our products. The absence of patent protection for most of our products means that we cannot prevent our competitors from reverse-engineering and duplicating our products. We believe that our continued success depends largely on the technical expertise we have developed in manufacturing and designing products, and we rely on trade secret laws and non-disclosure agreements to protect this aspect of our business. It is possible that our efforts to protect our intellectual property rights may not:

•	prevent unauthorized disclosure of our trade secrets and know-how to third parties or into the public domain;

•	prevent our competitors from independently developing similar products, duplicating our products or from designing around the patents owned by us;

•	prevent third-party patents from having an adverse effect on our ability to do business;

•	prevent disputes with third parties regarding ownership of our intellectual property rights;

•	prevent the challenge, invalidation or circumvention of our existing patents;

•	result in issued patents or registered trademarks from any of our pending applications; or

•	result in patents that lead to commercially viable products or provide competitive advantages for our products.

If any of our issued patents are found to be invalid or if any of our patent applications are rejected, our ability to exclude competitors from making, using or selling the same or similar products as us could be compromised. In addition, because we conduct a substantial portion of our operations and sell a large percentage of our products outside the United States, we have exposure to intellectual property risks from operating in foreign countries, many of which have laws that may not adequately protect our intellectual property rights.

Activities in the area of intellectual property rights, including litigation and various patent processes can cause us to incur substantial expenses. We are currently involved in contested proceedings, which may result in decisions against us.

The markets in which we compete are characterized by frequent claims alleging misappropriation of trade secrets or infringement of patents, trademarks, copyrights or other intellectual property rights of others. From time to time, third parties may assert against us or our customers alleged infringement of such intellectual property rights on technologies that are important to our business. We can provide no assurance that third parties will not in the future pursue claims against us or our customers with respect to the alleged infringement of intellectual property rights. In addition, litigation or other legal and technical processes may be necessary to protect our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against third party claims of infringement and/or invalidity. Litigation and other legal and administrative processes, whether as plaintiff, defendant, or otherwise, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, results of operations and financial condition, whether or not such litigation or other processes are ultimately determined in our favor. In the event of an adverse result in, or a settlement of, a litigation matter, we could be required to pay substantial damages or settlement amounts; cease the manufacture, use, import and sale of certain products or components; expend significant resources to develop or acquire rights to use non-infringing technology; and/or discontinue the use of certain processes or obtain licenses and pay one-time fees and/or on-going royalties to use the infringing or allegedly infringing technology. The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of our assets and increase our expenses. Alternate technology development or license negotiations would likely result in significant expenses and divert the efforts of our technical and management personnel. We cannot assure that we would be successful in such development or negotiations. Moreover, there could be public announcements of the results of interim proceedings or developments. If securities analysts or investors perceive these announcements or results to be negative, it could have a substantial adverse effect on the price of our ordinary shares.

We are currently involved in patent litigation with Tessera, Inc., or Tessera, and Netlist. In our proceeding with Tessera, Tessera has sought to enjoin alleged infringements by us of their patents, to recover an unspecified amount of damages and to bar our importation and sale of allegedly infringing products. In our proceeding with Netlist, we filed a compliant against Netlist, alleging infringement of certain claims of one of our patents. Netlist filed certain counterclaims and has sought compensatory damages for the harm it claims to have suffered, as well as an award of treble damages and attorneys’ fees.

As we increase our sales, develop more technology and expand our product offerings, the possibility of being involved in more intellectual property contests grows. Increased intellectual property contests could have a material adverse effect on our business, results of operations and financial condition.

We may not have rights to manufacture and sell particular products that we currently offer, or we may be required to pay a royalty to sell certain products.

The memory and storage markets are constantly undergoing rapid technological change and evolving industry standards. From time to time, third parties may claim that we are infringing upon technology to which they have proprietary rights and that we require a license to manufacture and/or sell certain of our products. If we are unable to supply certain products at competitive prices due to royalty payments we are required to make or at all because we were unable to secure a required license, our customers might cancel orders or seek other suppliers to replace us, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in, or interpretations of, tax regulations or rates, or changes in the geographic dispersion of our net sales, or changes in other tax benefits, may adversely affect our income, value-added and other taxes, which may in turn have a material adverse effect on our business, results of operations, and financial condition.

Our future effective tax rates could be unfavorably affected by the resolution of issues arising from tax audits with various tax authorities in the United States and abroad; adjustments to income taxes upon finalization of various tax returns; increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairments of goodwill in connection with acquisitions; changes in available tax credits; changes in tax laws or regulations or tax rates; changes in the interpretation or application of tax laws; changes in tax regulations or rates; increases or decreases in the amount of net sales or earnings in countries with particularly high or low statutory tax rates; changes in exemptions from taxes in certain jurisdictions or in connection with certain transactions; or by changes in the valuation of our deferred tax assets and liabilities. In addition, taxable income in any jurisdiction is dependent upon acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard among taxing authorities, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could, if successful, substantially increase our income tax expense. While we enjoy and expect to continue to enjoy beneficial tax treatment in certain foreign jurisdictions, most notably Brazil and Malaysia, we are subject to meeting specific conditions in order to receive the beneficial treatment. Additionally, most of the beneficial treatments must be renewed periodically, and our enjoyment thereof is conditioned upon compliance with several legal requirements and is subject to change. See “—Risks Relating to our International Operations—If the tax incentive or tax holiday arrangements from which we benefit in Brazil or Malaysia change or cease to be in effect or applicable in part or in whole, for any reason, or if our assumptions and interpretations regarding tax laws and incentive or holiday arrangements prove to be incorrect, the amount of corporate income and excise and import taxes we have to pay could increase significantly.”

We are subject to tax examination in the United States and in foreign jurisdictions, including in Brazil where we are currently being audited with respect to certain importation taxes. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for taxes and have reserved for potential adjustments that may result from current examinations. We believe such estimates to be reasonable; however, there can be no assurance that the final determination of any examinations will be in the amounts of our estimates.

Any significant variance in the results of an examination as compared to our estimates, any failure to continue to receive any beneficial tax treatment in any of our foreign locations or any increase in our future effective tax rates due to any of the factors set forth above or otherwise could reduce net income and have a material adverse effect on our business, results of operations and financial condition.

If Brazilian administrative tax courts find that we have used an incorrect product code on our imports, then the amount of taxes, interest and penalties that we have to pay on past transactions could have a material adverse effect on our business, results of operations and financial condition.

On February 23, 2012, Brazilian federal tax authorities served our Brazilian operating subsidiary, SMART Brazil, with a tax assessment for approximately R$117.0 million (or $47.9 million), alleging that SMART Brazil had incorrectly used an import product classification code for its imports of non-mounted ICs for the five calendar years of 2007 through and including 2011. The Brazilian tax authorities asserted that a different classification code, which carries an import duty of 8%, excise tax of 5% and profit participation contributions and social security financing contributions, or, collectively, the PIS and COFINS Contributions, at an aggregate 9.25%, should have been used instead of the classification code used by SMART Brazil, which carries an import duty of 0%, tax on manufactured products of 2% and no PIS and COFINS Contributions. Brazilian federal tax authorities subsequently served a second assessment for an administrative penalty of approximately

R$6.0 million (or $2.5 million) for the alleged use of an improper import code. Each assessment is subject to increases for interest and other charges.

In March 2012, SMART Brazil filed defenses to the tax assessments. On May 2, 2013, the first level administrative tax court ruled in favor of the tax authorities and against SMART Brazil for the first tax assessment, but did not rule on the second assessment for the administrative penalty. SMART Brazil filed an appeal on May 31, 2013 at the second level tax court, known as CARF. SMART Brazil’s appeal was heard on November 26, 2013 and resulted in a unanimous favorable decision rejecting the position of the tax authorities. This ruling was published by the tax authorities and made official in February 2014. Subsequently, the tax authorities filed a request for clarification of certain points in the decision published by CARF, and on September 17, 2014, we received a unanimous ruling rejecting the tax authorities request for clarification. This ruling was published in October 2014. On November 7, 2014, the tax authorities notified CARF that they will not be appealing the CARF decision. As a result, the R$117.0 million (or $47.9 million) tax assessment has been extinguished. We have not received a decision from the first level administrative court with respect to the second notice of assessment for the administrative penalty. Due to the issuance of these tax assessments, Brazilian federal tax authorities conducted an enrollment of assets of SMART Brazil. Brazilian legislation states that whenever the sum of the debts owed to the Brazilian Revenue Service exceeds 30% of the known equity of a company and R$2.0 million (or $0.8 million), the Brazilian Revenue Service may conduct an enrollment of assets of the company, which is a means of monitoring the company’s equity. During this period, the taxpayer must notify the Brazilian Revenue Service of any disposal, encumbrance or transfer of the assets or rights enrolled within five days from the occurrence of the act; if the company does not provide such notice, then the Brazilian Revenue Service may file a tax injunction. The enrollment does not constitute a lien or encumbrance on the assets. The assets covered by the enrollment are typically assets classified as fixed assets or non-current assets and include assets that are subject to any form of registration before a public deed service or equivalent, such as real estate and vehicles. Other assets may be subject to enrollment in the event that the assets described above are not sufficient to satisfy the amount of the tax liability. The enrollment does not create any limitation or prohibition against remitting dividends or making cash payments of interest on equity.

On December 12, 2013, SMART Brazil received another notice of assessment in the amount of R$3.6 million (or $1.5 million) with respect to the same import-related tax issues and penalties as discussed above for 2012 and 2013. This new assessment does not seek import duties and related taxes on DRAM products and only seeks import duties and related taxes on Flash wafers with respect to the months of January 2012 to June 2012. This is because SMART Brazil’s imports of DRAM wafers were subject to 0%, and after June 2012, SMART Brazil’s imports of Flash wafers became subject to 0%, import duties and related taxes as a result of Brazil’s Support Program for the Technological Development of the Semiconductor and Display Industries Laws, or PADIS. Even with this 0% import duty under PADIS, if SMART Brazil is found to have used the incorrect product classification code, SMART Brazil will be subject to an administrative penalty equal to 1% of the value of the imports. SMART Brazil has filed defenses to this assessment.

We can provide no assurance that SMART Brazil ultimately will prevail on the remaining tax assessments or the administrative penalties, and no amounts have been accrued in the financial statements for any such assessments or penalties. In addition, in the event that SMART Brazil does not prevail, the amount of the assessments and the penalties and interest could have a material adverse effect on our business, results of operations and financial condition.

Our ability to use our net operating loss carryforwards are limited.

As of August 29, 2014, we had U.S. federal and California state net operating loss carryforwards of approximately $95.0 million and $74.8 million, respectively. The federal net operating loss carryforwards will expire in fiscal 2018 through fiscal 2033, and the California net operating loss carryforwards will expire in fiscal 2016 through fiscal 2034, both in varying amounts, if not utilized. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards to offset its post-change taxable income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by certain “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our net operating loss carryforwards are subject to limitations per Section 382 of the Code. We have experienced ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or future transactions in our ordinary shares, some changes of which may be outside our control. As a result, our ability to use our pre-change net operating loss carryforwards to offset post-change U.S. federal and state taxable income may be subject to additional limitations.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under U.S. GAAP, we review our long-lived intangible and tangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or other intangible assets may not be recoverable include declines in our share price and market capitalization or future cash flow projections. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Impairment charges could have a material adverse effect on our business, results of operations and financial condition.

We are subject to a variety of federal, state, foreign and international laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and investigation and legal expenses which could have an adverse effect on our business, results of operations and financial condition.

Our business is subject to regulation by various U.S. federal and state governmental agencies. Such regulation includes, without limitation, the radio frequency emission regulatory activities of the Federal Communications Commission, the antitrust regulatory activities of the Federal Trade Commission, or FTC, and the Department of Justice, the consumer protection laws of the FTC, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission, the export control regulatory activities of the Department of State, and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to similar, and in some cases additional, regulation in other countries where we conduct business, including import and export laws and foreign currency control. In certain jurisdictions, such regulatory requirements may be more stringent and complex than in the United States. We are also subject to a variety of U.S. federal and state employment and labor laws and regulations, including, without limitation, the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the Worker Adjustment and Restructuring Notification Act, which requires employers to give affected employees at least 60 days’ notice of a plant closing or a mass layoff, and other regulations related to working conditions, wage-hour pay, overtime pay, employee benefits, antidiscrimination and termination of employment.

Like other companies operating or selling internationally, we are subject to the Foreign Corrupt Practices Act, or FCPA, and other laws which generally prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. companies and their intermediaries for the purpose of obtaining or retaining business or otherwise obtaining favorable treatment. We are also subject to similar or even more restrictive anticorruption laws imposed by the governments of other countries where we do business, including the Malaysian Anticorruption Act and the Brazil Clean Company Act. We make sales and operate in countries known to experience corruption that are rated as high-risk nations. Our business activities in such countries create the risk of unauthorized conduct by one or more of our employees, consultants, customs brokers, freight forwarders, sales agents or distributors that could be in violation of various laws including the FCPA or similar local regulations. In addition, we may be held liable for actions taken by such parties even though such parties are not subject to the FCPA or similar laws. Any determination that we have violated the FCPA or similar laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities that could have a material adverse effect on our business, results of operations and financial condition.

Our Brazilian operations are subject to periodic and regular investigations by labor officials and governmental bodies, including the Brazilian Ministry of Labor and the Brazilian Labor Public Prosecutor’s Office, with respect to our compliance with labor rules and regulations. These investigations could result in fines and proceedings that may materially and adversely affect our business, results of operations and financial condition.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, disbarment from government projects, fines, damages and civil and criminal penalties or injunctions that could harm our business, results of operations and financial condition. In addition, from time to time we have received, and may receive in the future, correspondence from former employees and parties with whom we have done business with, threatening to bring claims against us alleging that we have violated one or more regulations related to customs, labor and employment, foreign currency control or other laws or regulations. An adverse outcome in any litigation or proceeding related to such matters could require us to pay damages, attorneys’ fees and/or other costs.

If any governmental sanctions were to be imposed, or if we were not to prevail in any civil action or criminal proceeding, our business, results of operations and financial condition could be materially adversely affected. In addition, responding to any litigation or action would likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

We could incur substantial costs or liabilities as a result of violations of environmental laws.

Our operations and properties are subject to a variety of U.S., foreign government and international environmental laws and regulations governing, among other things, environmental licensing and registries, protection of flora and fauna, air emissions, use of water resources, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, reverse logistics (take-back systems) and remediation of releases of hazardous materials. Our failure to comply with present and future requirements, or the management of known or identification of new or unknown contamination, could cause us to incur substantial costs, including cleanup costs, indemnifications, compensations, fines, suspension of activities and other penalties, investments to upgrade our facilities or change our processes or curtailment of operations. For example, the presence of lead in quantities not believed to be significant have been found in the ground under one of the multi-tenant buildings we lease in Brazil. While we did not cause the contamination, we may be held responsible if remediation is required, although we would be entitled to seek indemnification from responsible parties under Brazilian law and from our lessor under our lease. The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Worldwide political conditions and threats of terrorist attacks may adversely affect our operations and demand for our products.

Armed conflicts around the world could have an impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world could also have a negative impact on our business. More generally, various events could cause consumer confidence and spending to decrease, or could result in increased economic or financial volatility, any of which could result in a decrease in demand for our products.

Additionally, the occurrence or threat of terrorist attacks may in the future adversely affect demand for our products. In addition, such attacks may negatively affect our operations directly or indirectly and such attacks or other armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Such attacks may make travel and the transportation of our products more difficult and more expensive, ultimately having a negative effect on our business.

Any such occurrences could have a material adverse effect on our business, results of operations and financial condition.

Our operations in different parts of the world could be subject to natural disasters, health epidemics and other business disruptions, which could have a material adverse effect on our business, results of operation and financial condition.

Our operations in different parts of the world could be subject to natural disasters, including earthquakes, monsoons, cyclones and floods. For example, our United States headquarters in Newark, California is located near major earthquake fault lines. Our manufacturing facility in Penang, Malaysia is also prone to natural disasters, such as cyclones, monsoons and floods. In the event of a major earthquake, cyclone, monsoon or other natural or manmade disaster, we could experience business interruptions, destruction of facilities and/or loss of life, any of which could materially adversely affect our business.

In addition, our business could be adversely affected by the outbreak of influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS), ebola or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in Malaysia or elsewhere could severely disrupt our business or the business of our customers and suppliers, which could materially adversely affect our business.

Since a large percentage of our production is done in a small number of facilities, a disruption to operations could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to our International Operations

Significant changes in the political or economic environments in Brazil or Malaysia could adversely affect our business, results of operations and financial condition.

We have extensive operations and significant sales in Brazil and Malaysia. The governments of these countries frequently intervene in their respective economies and occasionally make significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, results of operations and financial condition, as well as the market price of our securities, may be adversely affected by changes in these and other countries to policies or regulations involving or affecting general economic factors, such as:

•	interest rates;

•	exchange rates and currency controls and restrictions on the movement of capital out of country, such as those which were briefly imposed in 1989 and early 1990 in Brazil;

•	currency fluctuations;

•	import and export controls;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	reduction or cancellation of tax incentives to which we are currently entitled;

•	other changes to tax and regulatory policies; and

•	other political, social and economic developments in or affecting Brazil.

Additionally, the second round of voting for presidential elections in Brazil took place in late October 2014, and we cannot predict what fiscal, monetary, social and other policies will be adopted by the next administration or whether the economic policies that were adopted by the prior administration will be maintained. Uncertainties about the outcome of the election and speculation about actions of the future administration may result in adverse consequences to the Brazilian economy and to our business, results of operations and financial condition. In addition, market prices of shares of companies with substantial operations in Brazil have been volatile during presidential elections in the past due to these uncertainties, which may influence investors’ perception of risk in Brazil.

If the tax incentive or tax holiday arrangements from which we benefit in Brazil or Malaysia change or cease to be in effect or applicable in part or in whole, for any reason, or if our assumptions and interpretations regarding tax laws and incentive or holiday arrangements prove to be incorrect, the amount of corporate income and excise and import taxes we have to pay could increase significantly.

We have structured our operations in a manner designed to maximize our benefit from various tax incentives and/or tax holidays extended to manufacturers in Brazil and Malaysia to encourage investment and employment. In Brazil, we participate in the following government investment incentive programs, among others:

•

Support Program for the Technological Development of the Semiconductor and Display Industries (PADIS). PADIS is designed to promote the development of the local semiconductor industry. In December 2010 and January 2011, the required agencies of the Brazilian government approved our application for beneficial tax treatment under the PADIS program for DRAM ICs and we began operations under the PADIS rules in February 2011. Subsequently, we received approvals for PADIS benefits for microSD cards and USB Flash drives in June 2012, mobile DRAM in March 2013, eMMC and Flash Fine-pitch Ball Grid Array, or Flash FBGA, in February 2014 and eMCP in June 2014. The PADIS benefits include: (i) relief from Brazil’s corporate income tax, resulting in a reduction in the Brazilian statutory income tax rate from 34% to 9% on taxable income from the semiconductor portion of our operations, (ii) relief from the PIS and COFINS Contributions, the IPI, and Brazil’s import tax, on both the import and domestic acquisition of fixed assets, inputs, software and sale of final products and (iii) relief from Brazil’s tax on outbound royalties and service payments. To realize these benefits, our subsidiary, SMART Brazil, is required to invest a percentage of its gross annual semiconductor sales revenues (reduced by the following: the cost of raw materials covered within the scope of PADIS, applicable sales taxes, the value of products exported out of Brazil and the value of products shipped to the Manaus Free Trade Zone) in research and development activities conducted in Brazil each calendar year. The applicable percentage is 3% for 2014 and 2015 (down from 5% in 2011, 2012 and 2013), increasing to 4% for 2016 through 2018 and increasing to 5% for 2019 and beyond. Furthermore, SMART Brazil is not permitted to distribute to shareholders (through dividends, capital reductions or otherwise) the amount of corporate income taxes not paid as a result of the PADIS benefits. Failure to comply with our obligations under the PADIS would result in our being charged the amount of the relieved taxes, plus interest equal to the Central Bank of Brazil’s overnight rate, or the SELIC rate, plus a 75% penalty and could also result in the suspension of our participation in PADIS and ultimate termination of PADIS should SMART Brazil fail to repair the infraction within 90 days or should SMART Brazil have PADIS suspended twice in the period of two years. If SMART Brazil’s participation in PADIS were terminated, it would be permitted to reapply for the program only after a two-year period.

•

Lei da Informática—Processo Produtivo Básico (PPB/IT Program). Brazil’s PPB/IT Program, in which we also began to participate in February 2011, is intended to promote local content by allowing qualified PPB/IT Program companies to sell certain IT products with a reduced rate of IPI as compared to the rate that is required to be collected by non-qualified suppliers. The PPB/IT Program provides an incentive for certain customers to purchase from us because our sales will not be subject to the regular level of IPI. In order to receive the intended treatment as a PPB/IT Program supplier, our subsidiary SMART do Brazil is required to invest in research and development activities conducted in Brazil in an amount equal to 3% of its gross annual sales revenues reduced by the following: the cost of raw materials qualified as products eligible for the PPB/IT Program, including the ICs that are purchased from our other Brazilian subsidiary, SMART Brazil, and that are used to make memory modules; applicable sales taxes; the value of products exported out of Brazil; and the value of products shipped to the Manaus Free Trade Zone. Failure to comply with our obligations under the PPB/IT Program would result in our being charged the amount of the relieved taxes, plus interest equal to the SELIC rate, plus a 75% penalty and could also result in the suspension of our participation in the PPB/IT Program and ultimate termination should SMART do Brazil fail to cure the infraction within 180 days.

Compliance with these programs is measured annually, based on the calendar year. In 2014, our subsidiaries fulfilled these research and development investment requirements. However, we cannot guarantee that we will be able to make the required investments in the future or that the Brazilian tax authorities will agree with our classification of certain expenses as constituting research and development, in which case we may lose the anticipated benefits of these programs and could be penalized for failing to pay required statutory income taxes or to collect the required IPI upon our sales. In addition, there is a risk that modifications to tax laws may prohibit, interrupt, limit, terminate early or change the use of these existing tax incentives. Recently, the European Union requested the establishment of a panel within the World Trade Organization to determine whether certain measures concerning tax incentives and local content requirements enacted by the Brazilian government in the IT industry, including the PPB/IT Program and PADIS, are inconsistent with World Trade Organization rules. Whether such a panel will be established and, if established, whether the result of such a panel will have any impact on our business is difficult to predict. Any suspension, early termination or limitation of these tax benefits may have a material adverse effect on our business, results of operations or financial condition.

In addition, we have obtained tax incentives from Malaysia, which provide that certain classes of income we earn in Malaysia are subject to tax holidays. Each tax incentive is separate and distinct from the others and may be granted, withheld, extended, modified, truncated, complied with or terminated independently without any effect on the other incentives. To retain these tax benefits in Malaysia, we must continue to meet certain operating conditions specific to each incentive relating to, among other things, investments in fixed assets, research and development expenditures, minimum operating expenditures, required ratio of staff with degrees in science and technology, local purchasing programs, minimum numbers of patents with local involvement and registration and segregated accounting for the covered products or businesses. The Malaysian tax incentives are presently scheduled to expire at various dates in calendar 2018. If we cannot or elect not to comply with the operating conditions included in any particular tax incentive, we will lose the related tax benefits. In such event, we could be required to refund material tax benefits previously realized by us with respect to that incentive and, depending on the incentive at issue, could likely be required to modify our operational structure and tax strategy. Any such modified structure or strategy may not be as beneficial to us from an income tax expense or operational perspective as the benefits provided under the present tax incentive arrangements.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority. If our assumptions about tax and other laws are incorrect, if these tax incentives are substantially modified or rescinded or if we fail to meet the conditions of any of the tax incentives, we could suffer material adverse tax and other financial consequences including owing significant amounts of taxes and penalties that would increase our expenses, reduce our profitability and adversely affect our cash flows, results of operations and financial condition.

Our business is subject to the risks generally associated with international business operations.

Sales outside of the United States accounted for 77%, 78%, 75% and 75% of our net sales during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively. In addition, a significant portion of our product design and manufacturing is performed at our facilities in Brazil and Malaysia. As a result, our business is and will continue to be subject to the risks generally associated with international business operations in Brazil, Malaysia and other foreign countries, including:

•	changes in tax and other laws and regulations;

•	changes in social, political and economic conditions;

•	transportation delays;

•	power and other utility shutdowns or shortages;

•	limitations on foreign investment;

•	restrictions on currency convertibility and volatility of foreign exchange markets;

•	import-export quotas;

•	changes in local labor conditions;

•	difficulties resulting from different employment regulations;

•	difficulties in obtaining governmental approvals;

•	expropriation and nationalization of our assets in a particular jurisdiction; and

•	restrictions on repatriation of cash, dividends or profits.

Some of the foreign countries in which we do business or have operations have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our net sales, results of operations and financial condition could be adversely affected by any of the foregoing factors.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.

We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data privacy and labor relations. This includes in emerging markets where legal systems may be less developed or familiar to us. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our customers or suppliers also could result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers or suppliers that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate or sell, local laws might be insufficient to protect our rights.

Our operations in foreign countries are more difficult to manage, which may expose us to additional risks that may not exist in the United States, which in turn could have a negative impact on our business, results of operations and financial condition.

A significant portion of our operations is outside of the United States. Additionally, international sales account for a significant portion of our overall sales. In some of the countries in which we operate or sell our products, it is difficult to recruit, employ and retain qualified personnel to manage and oversee our local operations, sales and other activities. The effects of instabilities in the labor market, including strikes, work stoppages, protests and changes in employment regulations, increases in wages and the conditions of collective bargaining agreements could directly affect the development of our activities and those of our customers, which could have a material adverse effect on our results. Further, given our executive officers’ lack of physical proximity to our foreign country activities and the inherent limitations of cross-border information flow, our executive officers may at times face extra challenges in their ability to effectively oversee the day-to-day management of our international operations. The challenges facing management to effectively recruit, employ and retain qualified personnel and to otherwise effectively manage our international operations could result in compliance, control or other issues that could have a material negative impact on our business, results of operations and financial condition.

If we were to lose the tax-related benefits of being a Cayman Islands company, our business could be adversely affected.

We are a Cayman Islands company and operate through subsidiaries in a number of countries throughout the world. As a result, income generated in certain non-U.S. subsidiaries is not subject to taxation in the United States. We are subject to changes in tax laws, treaties and regulations or the interpretation or enforcement thereof in the United States, the Cayman Islands and jurisdictions in which we or any of our subsidiaries operate or are resident. In the past, legislative proposals have been introduced in the United States that, if enacted into law, could result in us being considered a U.S. company for tax purposes. This could have the effect of subjecting a larger portion of our worldwide income to U.S. taxation. While no such laws have been enacted to date, there can be no assurance that they will not be enacted in the future.

Unfavorable currency exchange rate fluctuations could cause currency exchange losses, result in our products becoming relatively more expensive to our overseas customers and increase our manufacturing costs, each of which could adversely affect our business and our profitability.

Our international sales and our operations in foreign countries expose us to certain risks associated with fluctuating currency values and exchange rates. Because some of our sales are denominated in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in a particular country, possibly leading to a reduction in sales and profitability in that country. Some of the sales of our products, including sales in Brazil, are denominated in foreign currencies. Gains and losses on the conversion to U.S. dollars of such revenues and of other associated monetary assets and liabilities, as well as profits and losses incurred in certain countries, may contribute to fluctuations in the value of our assets and our results of operations. We also have costs and expenses that are denominated in foreign currencies, and decreases in the value of the U.S. dollar could result in increases in such costs that could have a significant negative impact on our results of operations. In addition, fluctuating values between the U.S. dollar and other currencies can result in currency gains which are used in the computation of foreign taxes and can increase foreign taxable income. We do not presently purchase financial instruments to hedge foreign exchange risk, but we may do so in the future.

We are a holding company. If enacted, exchange controls may limit our ability to receive dividends and other distributions from our foreign subsidiaries.

We conduct all of our operations through subsidiaries and are dependent on dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations and pay dividends. If enacted, restrictions on dividends or other distributions in certain jurisdictions could have a material adverse effect on our ability to transfer funds from certain subsidiaries. Additionally, Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. Aside from the remittance restrictions imposed for approximately six months in 1989 and early 1990, the Brazilian government last imposed remittance restrictions more than 20 years ago. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent us from converting Brazilian reais into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from operations in Brazil.

Inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian securities market, and high levels of inflation in the future would adversely affect our business, results of operations and financial condition.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), Brazilian inflation rates were 5.9%, 5.8%, 6.5%, 5.9% and 4.3% in 2013, 2012, 2011, 2010 and 2009, respectively. However, the Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. The Central Bank of Brazil has frequently adjusted the interest rate in situations of economic uncertainty and to achieve objectives under the economic policy of the Brazilian government. Inflation, along with government measures to curb inflation and public speculation about possible future government measures, have had significant negative effects on the Brazilian economy and contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us.

If Brazil experiences substantial inflation or deflation in the future, we and our ability to comply with our obligations may be adversely affected. In addition, we may not be able to adjust the prices we charge our customers to offset the impact of inflation on our expenses, leading to an increase in our expenses and a reduction in our net operating margin. This could have a material negative impact on our business, results of operations and financial condition.

Developments and the perception of risk in other countries, such as the recent developments in the global financial markets, and particularly in emerging market countries, may adversely affect the perceived value of companies with substantial operations in Brazil, causing the market price of our ordinary shares to decline.

The market value of securities of companies with substantial operations in Brazil is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to the Brazilian economy and resulted in considerable outflows of funds from Brazil and decreases in the amount of foreign investments in Brazil. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may have an adverse effect on the market value of Brazilian companies or companies with significant operations in Brazil. Since a significant portion of our total assets is located in Brazil, a decrease of the perceived value of companies with substantial operations in Brazil could adversely impact the market price of our ordinary shares.

Risks Relating to our Debt

Our indebtedness could impair our financial condition and harm our ability to operate our business.

We have incurred indebtedness under a senior secured term loan and revolving credit facility, which we refer to, together with all related loan documents and as amended from time to time, as the Senior Secured Credit Agreement. Our obligations under the Senior Secured Credit Agreement are jointly and severally guaranteed on a senior basis by certain of our subsidiaries and secured by a pledge of the capital stock of, or equity interests in, most of our subsidiaries and by substantially all of our assets and those of our subsidiaries.

Our Brazilian operating subsidiary, SMART Brazil, has incurred additional indebtedness under a credit facility with the Brazilian Development Bank, or BNDES, which we refer to, together with all related loan documents and as amended from time to time, as the BNDES Credit Agreement. Under the BNDES Credit Agreement, credit is made available to SMART Brazil for investments in infrastructure, research and development in Brazil and acquisitions of equipment not otherwise available in the Brazilian domestic market. Our obligations under the BNDES Credit Agreement are guaranteed by Banco Itaú BBA S.A., or Itaú Bank, which guarantee is in turn secured by a guarantee from SMART Brazil and SMART do Brazil and a commitment by SMART Brazil to maintain minimum cash balances with Itaú Bank of at least R$6.0 million (or $2.5 million).

As of November 28, 2014, the outstanding principal balance under the Senior Secured Credit Agreement and the BNDES Credit Agreement, respectively, was $242.0 million and R$44.8 million (or $18.3 million). We have a right to draw an additional $50.0 million under the revolving loan provisions of the Senior Secured Credit Agreement and an additional R$5.8 million (or $2.4 million) under the BNDES Credit Agreement.

Our indebtedness may have important consequences, including, but not limited to, the following:

•	increasing our vulnerability to general economic downturns and adverse industry conditions;

•

requiring us to dedicate a significant portion of our cash flows from operations to the payment of interest and principal on our debt, which would reduce the funds available to us for our working capital, capital expenditures or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness or more liquidity; and

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

All of our debt under the Senior Secured Credit Agreement and approximately half of the debt under the BNDES Credit Agreement bears interest at variable rates. If the rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our indebtedness would be exacerbated.

Our Senior Secured Credit Agreement contains restrictions that limit our flexibility in operating our business.

Our Senior Secured Credit Agreement contains restrictive covenants that limit our ability to engage in specified transactions and prohibit us from voluntarily prepaying certain of our other indebtedness. These covenants limit our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends on, or repurchase or make distributions in respect of, our capital stock or make other restricted payments;

•	make certain investments, including acquisitions;

•	sell or transfer assets;

•	enter into or effect sale leaseback transactions;

•	enter into swap agreements;

•	prepay, repurchase, redeem, otherwise defease or amend the terms of any subordinated indebtedness;

•	change fiscal periods;

•	create liens;

•	enter into contractual obligations that restrict our ability to grant liens on assets or capital stock;

•	change the character of our business;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with affiliates.

Under the Senior Secured Credit Agreement, under certain circumstances we also are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios could be affected by events beyond our control, and there can be no assurance that we will meet those ratios.

The failure to comply with any of these covenants would cause a default under the Senior Secured Credit Agreement. A default, if not waived, could result in acceleration of the outstanding indebtedness under the Senior Secured Credit Agreement, in which case such indebtedness would become immediately due and payable. If any default occurs, we may not be able to pay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be available on terms that are acceptable to us. Complying with these covenants may cause us to take actions that we otherwise would not take or not take actions that we otherwise would take.

Our ability to generate cash to service our debt depends on many factors beyond our control.

Our ability to make scheduled payments on or to refinance our debt obligations depends on the financial condition and operating performance of our business. This, to a certain extent, is subject to prevailing economic and competitive conditions and to certain financial, business, regulatory and other factors beyond our control. Our business may not generate sufficient cash flows from operations, and future borrowings may not be available to us under our Senior Secured Credit Agreement or the BNDES Credit Agreement in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt or sell certain of our assets on or before the maturity of our debt. We may not be able to restructure or refinance any of our debt on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

In addition, if our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets or seek additional capital. These alternative measures may not be available to us, may not be successful and may not permit us to meet our scheduled debt service obligations, which could result in substantial liquidity problems. Our Senior Secured Credit Agreement restricts our ability to dispose of our assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any of these circumstances could have a material adverse effect on our business, results of operations and financial condition.

Disruption in the financial markets may adversely impact the availability and cost of credit and cause other disruptions and additional costs at a time when we may need capital to refinance our debt or to fund growth.

Refinancing our existing debt or securing new debt or equity financing may be difficult, expensive, dilutive or impossible. As in the past, future instability in the financial markets may have an adverse effect on the U.S. and/or world economy which could adversely impact our business. If we are not able to obtain the capital required to refinance our existing debt or to fund future growth or if we are required to incur significant expenses and/or dilution to do so, this could have a material adverse effect on our business, results of operations and financial condition and may require us to undertake alternative plans, such as selling assets, reducing or delaying capital investments or downsizing our business.

Risks Relating to Investments in Cayman Islands Companies

We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, shareholders may have difficulty protecting their shareholder rights.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2013 Revision), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. See “Description of Share Capital—Comparison of Cayman Islands Corporate Law.”

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us in the Cayman Islands.

We are a company incorporated under the laws of the Cayman Islands. The Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

Although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. See “Enforcement of Judgments.”

Risks Relating to Our Ordinary Shares and the Offering

Control by our principal shareholders could adversely affect our other shareholders.

Prior to the completion of this offering, a substantial portion of our outstanding ordinary shares will be owned by investment funds affiliated with Silver Lake. Immediately following the completion of this offering, Silver Lake will own         % of our outstanding ordinary shares, or         % if the underwriters exercise their overallotment option to purchase additional shares in full. In addition, pursuant to the terms of the Sponsor Shareholder Agreement we will enter into in connection with this offering, Silver Lake will have the right to nominate members of our board of directors as described in “Management—Board of Directors.” The Sponsor Shareholder Agreement will further provide that, for so long as Silver Lake collectively owns ordinary shares in an amount equal to or greater than 25% of our ordinary shares outstanding immediately following this offering, in addition to the approval of our board of directors, the approval of Silver Lake will be required for certain corporate actions such as change in control transactions, acquisitions with a value in excess of $             million and any material change in the nature of the business conducted by us or our subsidiaries. See “Certain Relationships and Related Party Transactions—Sponsor Shareholder Agreement.” As a result, based on Silver Lake’s ownership of our ordinary shares and the rights in the Sponsor Shareholder Agreement, Silver Lake will have the ability to elect the members of our board of directors, and thereby to control our management and affairs. Silver Lake will have a continuing ability to control our board of directors and will continue to have significant influence over our affairs for the foreseeable future. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of control could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares. Furthermore, Silver Lake may have interests that are different from, or opposed to, the interests of the public shareholders.

The price of our ordinary shares may be volatile and subject to wide fluctuations.

The initial public offering price for our ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of the securities of technology companies can be especially volatile. Broad market and industry factors may adversely affect the market price of our ordinary shares regardless of our actual operating performance. The market price of our ordinary shares could be subject to wide fluctuations in response to the risk factors listed in this section and others beyond our control, including, among other things:

•	actual or anticipated variations in our operating results;

•	overall conditions in our industry;

•	events affecting Brazil or the market for our products there;

•	addition or loss of a major customer or of significant business at a major customer;

•	changes in laws or regulations applicable to our products or our operations;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations by us or other companies operating in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, restructuring initiatives or other events that affect us or companies in our industry;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	the failure of financial analysts to cover our company after this offering;

•

changes in financial estimates by financial analysts, any failure by us to meet or exceed any of these estimates or changes in the recommendations of any financial analysts that elect to follow our company or our competitors;

•	changes in the market valuations of other companies operating in our industry;

•	developments in existing litigation or disputes or the filing of new litigation or claims against us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement of, or expectation of, additional financing efforts;

•	future sales of our ordinary shares;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our ordinary shares;

•	the expiration of contractual lock-up agreements with us and our executive officers, directors and shareholders; and

•	general economic and market conditions.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on NASDAQ or otherwise, or how liquid that market might become. Consequently, you may not be able to sell our ordinary shares when desired at prices equal to or greater than the price paid by you in this offering or in the secondary market, or at all.

If financial analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that financial analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, accounts receivable, inventory valuation, income taxes, impairment of long-lived assets and long-lived assets to be disposed, share-based compensation and fair value of ordinary shares. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

Future sales of our ordinary shares in the public market, or the perception that these sales may occur, could cause our share price to fall.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our amended and restated memorandum and articles of association, we are authorized to issue up to                  ordinary shares, of which                  ordinary shares will be outstanding following this offering. We, our directors and executive officers and holders of substantially all of our outstanding equity securities have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares during the 180-day period following the date of this prospectus. The underwriters may, in their sole discretion, release all or some portion of the ordinary shares subject to lock-up agreements prior to expiration of the lock-up period. See “Shares Eligible for Future Sale.”

Following the expiration of the lock-up period, certain of our existing shareholders have the right to demand that we file a registration statement covering the offer and sale of their securities under the Securities Act of 1933, as amended, or the Securities Act, and to require us to include their securities on a registration statement filed by us after this offering. If we file a registration statement for the purpose of selling additional ordinary shares to raise capital and are required to include ordinary shares held by these shareholders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares available for issuance under our SGH Plan. Once we register these ordinary shares and after the expiration of the 180-day lock up period, they can be freely sold in the public market upon issuance and once vested, subject to any restrictions on such shares pursuant to the terms of award agreements or contractual arrangements the holders may have with us or Silver Lake.

We cannot predict the size of future sales or issuances of our ordinary shares or the effect, if any, that such future sales and issuances would have on the market price of our ordinary shares.

Our management will have broad discretion over the use of the proceeds we receive from this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. Other than a final payment of $             to affiliates of Silver Lake upon termination of a management agreement, we have not identified a specific use for the net proceeds from this offering. We intend to use the remaining proceeds for general corporate purposes, which may in the future include the repayment of indebtedness. See “Use of Proceeds.” Our management might not be able to yield an attractive return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

The requirements of being a public company will increase our costs and may disrupt the regular operations of our business.

Since August 2011, we have operated as a privately owned company. As a public company, we expect to incur significant additional legal, accounting, reporting and other expenses.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and NASDAQ. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on qualified directors.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Summary—Implications of Being an Emerging Growth Company.” Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ordinary shares.

We have a material weakness in our internal controls over financial reporting.

We have a material weakness in our internal control over the accounting for non-routine transactions. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Given the material weakness, management concluded that we did not maintain effective internal control over financial reporting in fiscal 2014, 2013 and 2012.

If we fail to remediate such material weakness or other material weaknesses or deficiencies in our control environment that we identify in the future, we may be unable to accurately report our financial results or report them within the time frames required by law or exchange regulations.

As a “controlled company” within the meaning of the NASDAQ corporate governance rules, we are permitted to, and we will, rely on exemptions from certain NASDAQ corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

The NASDAQ corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. However, we intend to rely on the “controlled company” exemption under the NASDAQ corporate governance rules. A “controlled company” under the NASDAQ corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, Silver Lake will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the NASDAQ corporate governance rules. As a controlled company, we would be eligible to, and we intend to, elect not to comply with certain of the NASDAQ corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors. Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain accommodations that are not available to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of

Section 404(b) of the Sarbanes-Oxley Act and providing two years of audited financial statements, rather than three years, and three years, rather than five years, of selected financial data in this prospectus. We cannot predict if investors will find our ordinary shares less attractive because we will take advantage of these accommodations. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit shareholders’ opportunity to sell their ordinary shares at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions include, among other things:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the ability of our shareholders to call meetings or make shareholder proposals;

•

our amended and restated memorandum and articles of association may only be amended by a vote of shareholders representing at least 75% of the outstanding ordinary shares or by a unanimous written consent;

•

so long as Silver Lake collectively owns at least         % of our outstanding ordinary shares, directors may be removed with or without cause, the size our board may be increased and vacancies on the board may be filled upon the affirmative vote of a majority of our outstanding ordinary shares; however, at any time when Silver Lake owns less than         % of our outstanding ordinary shares, shareholders will not be permitted to increase the size of our board, fill vacancies on our board or remove directors without cause; and

•

the ability of our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control.

These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our shareholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our ordinary shares if they are viewed as discouraging future takeover attempts.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our ordinary shares. In addition, our Senior Secured Credit Agreement contains restrictions on our ability to pay dividends. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.

MARKET AND INDUSTRY DATA

Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC website) and industry publications, including Gartner and ITData Consultoria. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this prospectus, have not been independently verified. However, we believe such data is accurate.

Certain information in the text of the prospectus is contained in independent industry publications, including the following reports of Gartner:

•	Forecast: DRAM Supply and Demand, Worldwide, 1Q13-4Q15, 4Q14 Update;

•	Forecast: Memory, Worldwide, 2012-2018, 4Q14 Update;

•	Forecast: NAND Flash Supply and Demand, Worldwide, 1Q13-4Q15, 4Q14 Update;

•	Market Share Analysis: eMMC and eMCP Vendors by Revenue, Worldwide, 2013, May 2014; and

•	Market Share: Semiconductor Memory, Worldwide, 2013, March 2014.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	the losses we have experienced in the past and may experience in the future;

•	the unpredictable fluctuation of our operating results from quarter to quarter;

•	the highly cyclical markets in which we compete have experienced severe downturns;

•	declines in memory component prices and average selling prices that may cause declines in our net sales and gross profit;

•	worldwide economic conditions and other factors that may adversely affect our operations and cause fluctuations in the demand for our products;

•	our dependence on growth in the memory market in Brazil, which could cease or contract;

•	the dependence of our sales and profit margins in Brazil on the continuing existence of local content requirements for electronic products;

•	the dependence of a significant portion of our net sales on the continuing existence of, and demand from, a limited number of key customers;

•

the amount of corporate income and excise and import taxes we pay that may increase significantly if tax incentives or tax holiday arrangements in Brazil or Malaysia are discontinued or if our interpretations and assumptions with respect to such tax incentives or tax holiday arrangements are incorrect;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as otherwise required by the rules and regulations of the SEC.

USE OF PROCEEDS

We expect to receive total estimated net proceeds of approximately $         (or approximately $         if the underwriters exercise their overallotment option to purchase additional shares in full), based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and expenses payable by us. Each $1.00 increase or decrease in the assumed initial offering price of $         per ordinary share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us by $        , assuming the number of shares to be sold by us in this offering remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of ordinary shares offered by us would increase or decrease our the net proceeds to us by $        , assuming the public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the offering for general corporate purposes, which may include the repayment of indebtedness. Our management will have broad discretion in using such proceeds. In addition, we intend to use $         of the net proceeds to make a final payment to Silver Lake Management Company III, L.L.C. and Silver Lake Management Company Sumeru, L.L.C., affiliates of Silver Lake, or the Managers, upon the termination of the Transaction and Management Fee Agreement, or the Management Agreement, in connection with the consummation of this offering.

Pending specific application of these proceeds, we expect to invest them primarily in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

In connection with the release to us of $30.5 million that had been held in escrow to satisfy indemnification obligations related to the sale of our Storage Business to SanDisk, on January 1, 2015 our board declared a $28.3 million cash distribution out of our share premium account which was paid in January 2015 to shareholders of record on January 1, 2015.

We do not plan to pay dividends on our ordinary shares for the foreseeable future. The payment of cash dividends on ordinary shares is restricted under the terms of our Senior Secured Credit Agreement. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the Senior Secured Credit Agreement. Subject to the foregoing, the amount of any distributions, if any, will be at the discretion of our board of directors and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. If we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.

CASH AND CASH EQUIVALENTS AND CAPITALIZATION

The tables below set forth our cash and cash equivalents and capitalization as of November 28, 2014 derived from our unaudited consolidated interim financial statements prepared in accordance with U.S. GAAP:

•	on an actual basis; and

•

as adjusted to give effect to (i) the amendment and restatement of our memorandum and articles of association, which will occur prior to the closing of this offering, (ii) our sale of the ordinary shares in the offering and our receipt of approximately $         in estimated net proceeds, assuming an initial public offering price of $         per ordinary share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds of the offering as set forth in “Use of Proceeds.”

You should read these tables in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and our consolidated financial statements and related notes included in this prospectus.

	As of November 28, 2014
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$76,481	$

	As of November 28, 2014
	Actual	As Adjusted(1)
	(in thousands, except share and per share amounts)
Long-term debt, including current portion	$255,676	$
Shareholders’ equity:
Preferred shares, $0.01 par value per share; no shares authorized, actual; shares authorized, as adjusted; no shares issued and outstanding, actual and as adjusted	—
Ordinary shares, $0.01 par value per share; 60,000,000 shares authorized, actual; shares authorized, as adjusted; 41,492,771 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	415
Additional paid-in capital	167,016
Accumulated other comprehensive loss	(97,558)
Retained earnings	58,365

Total shareholders’ equity	128,238

Total capitalization	$383,914	$

(1)	Each $1.00 increase or decrease in the assumed initial offering price of $ per ordinary share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $ , assuming the number of shares to be sold by us in this offering remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of ordinary shares offered by us would increase or decrease our cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $ , assuming the public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted column in the table above is based on 41,492,771 ordinary shares outstanding as of November 28, 2014 and excludes, as of that date:

•	ordinary shares subject to outstanding options with a weighted-average exercise price of $ per share; and

•	ordinary shares reserved for future issuance under the SGH Plan.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the pro forma net tangible book value per share of ordinary shares immediately upon completion of this offering.

At November 28, 2014, we had a net tangible book value of $16.0 million, corresponding to a net tangible book value of $0.39 per share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by 41,492,771, the total number of our shares outstanding at November 28, 2014.

After giving effect to the sale by us of the             ordinary shares offered by us in the offering, and assuming an initial public offering price of $         per ordinary share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at November 28, 2014 would have been approximately $        , representing $         per share. This represents an immediate increase in net tangible book value of $         per share to existing shareholders and an immediate dilution in net tangible book value of $         per share to new investors purchasing ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price per share		$
Net tangible book value per share at November 28, 2014	$0.39
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the offering price per ordinary share, respectively, would increase (decrease) the pro forma net tangible book value after this offering by $         per share and the dilution to investors in the offering by $         per share. Similarly, an increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us would increase or decrease the pro forma net tangible book value by approximately $         per share and the dilution to new investors by $         per share, assuming the public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to this offering would be $         per share, and the dilution in net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, on a pro forma basis as of November 28, 2014, the difference between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed public offering price of $         per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New public investors

Total		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all shareholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ overallotment option to purchase additional shares. If the underwriters exercise their overallotment option to purchase             additional shares in full, our existing shareholders would own     % and our new investors would own     % of the total number of our ordinary shares outstanding upon the completion of this offering.

To the extent that any outstanding options are exercised, investors will experience further dilution.

The number of our ordinary shares that will be outstanding after this offering is based on 41,492,771 ordinary shares outstanding as of November 28, 2014 and excludes, as of that date:

•	ordinary shares subject to outstanding options with a weighted-average exercise price of $ per share; and

•	ordinary shares reserved for future issuance under the SGH Plan.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

The selected consolidated statement of operations and balance sheet data for the years ended and as of August 29, 2014 and August 30, 2013 presented below are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations and balance sheet data for the year ended and as of August 31, 2012 are derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the three months ended November 28, 2014 and November 29, 2013 and the selected consolidated balance sheet data as of November 28, 2014 have been derived from our unaudited consolidated interim financial information included elsewhere in this prospectus, which, in the opinion of our management, includes all adjustments necessary to present fairly our results of operations and financial condition at the dates and for the periods presented. The results for the three months ended November 28, 2014 are not necessarily indicative of the results that you should expect for the entire year ending August 28, 2015 or any other period.

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with U.S. GAAP.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands, other than per share data)
Consolidated Statement of Operations Data:
Net sales	$185,046	$174,774	$722,380	$529,832	$490,442
Cost of sales(1)	146,771	129,224	558,123	411,253	392,265

Gross profit	38,275	45,550	164,257	118,579	98,177

Operating expenses:
Research and development(1)(2)	12,234	14,576	61,015	54,047	47,215
Selling, general and administrative(1)(2)	24,137	23,052	92,793	81,453	72,738
Management advisory fees	997	1,000	4,107	4,005	4,131

Total operating expenses	37,368	38,628	157,915	139,505	124,084

Income (loss) from operations	907	6,922	6,342	(20,926)	(25,907)
Other income (expense):
Interest expense, net	(6,513)	(6,438)	(25,892)	(25,369)	(27,259)
Gain on early repayment of long-term debt	—	—	435	—	8,904
Other income (expense), net	(1,086)	3,078	8,087	(548)	(1,033)

Total other expense	(7,599)	(3,360)	(17,370)	(25,917)	(19,388)

Income (loss) from continuing operations before income taxes	(6,692)	3,562	(11,028)	(46,843)	(45,295)
Provision for (benefit from) income taxes from continuing operations	1,940	3,371	3,413	4,500	(3,586)

Income (loss) from continuing operations	(8,632)	191	(14,441)	(51,343)	(41,709)

Discontinued operations:
Loss from discontinued operations	—	—	—	(24,922)	(33,570)
Gain on sale of discontinued operations	—	—	—	252,524	—
Income tax benefit from discontinued operations	—	—	—	—	(2,800)

Income (loss) from discontinued operations, net of tax	—	—	—	227,602	(30,770)

Net income (loss)	$(8,632)	$191	$(14,441)	$176,259	$(72,479)

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands, other than per share data)
Earnings per share:
Income (loss) from continuing operations:
Basic	$(0.21)	$—	$(0.35)	$(1.27)	$(1.04)

Diluted	$(0.21)	$—	$(0.35)	$(1.27)	$(1.04)

Income (loss) from discontinued operations:
Basic	$—	$—	$—	$5.62	$(0.76)

Diluted	$—	$—	$—	$5.62	$(0.76)

Shares used in computing net income (loss) per ordinary share, basic	41,493	40,950	41,350	40,516	40,307

Shares used in computing net income (loss) per ordinary share, diluted	41,493	43,367	41,350	40,516	40,307

(1)	Includes share-based compensation expense as follows:

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands)
Cost of sales	$178	$240	$758	$1,179	$1,479
Research and development	188	252	767	4,089	2,905
Selling, general and administrative	1,025	1,889	4,892	8,349	9,539

(2)	Includes amortization of intangible assets as follows:

Research and development	$2,488	$6,361	$25,282	$28,890	$29,587
Selling, general and administrative	6,384	6,443	25,701	26,999	27,390

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(dollars in thousands)
Other Financial Data:
Adjusted Net Income (Loss)(1)	$1,631	$15,376	$42,959	$245,765	$(1,579)
Adjusted EBITDA(1)	$16,464	$29,833	$94,776	$43,228	$32,353
Gross billings to customers(2)	$547,025	$505,769	$2,176,941	$1,548,798	$1,424,317
Days sales outstanding (DSO)(3)	31	31	34	37	33
Inventory turns(4)	12	15	15	12	11
Days payable outstanding (DPO)(5)	49	41	43	49	43

(1)	We define Adjusted Net Income (Loss) as our net income (loss) adjusted to exclude share-based compensation and amortization of intangible assets. We define Adjusted EBITDA as our net income (loss) adjusted to exclude share-based compensation, amortization of intangible assets, interest income, provision for income taxes, depreciation and other adjustments. We have provided a reconciliation below of Adjusted Net Income (Loss) and Adjusted EBITDA, respectively, to net income (loss), the most directly comparable U.S. GAAP financial measure.

We have included Adjusted Net Income (Loss) and Adjusted EBITDA in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operational and compensation plans. In particular, the exclusion of certain non-cash, non-recurring or infrequent expenses in calculating Adjusted Net Income (Loss) and Adjusted EBITDA can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted Net Income (Loss) and Adjusted EBITDA have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted Net Income (Loss) and Adjusted EBITDA do not consider the cost of equity-based compensation, which is an ongoing expense for us;

•	Adjusted EBITDA does not reflect cash capital expenditure requirements for replacements or for new capital expenditures;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted Net Income (Loss) and Adjusted EBITDA differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Adjusted Net Income (Loss) and Adjusted EBITDA along with other financial performance measures, including various cash flow metrics, net income (loss) and our other U.S. GAAP results. A reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) is provided below:

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands)
Net income (loss)	$(8,632)	$191	$(14,441)	$176,259	$(72,479)
Share-based compensation expense	1,391	2,381	6,417	13,617	13,923
Amortization of intangible assets	8,872	12,804	50,983	55,889	56,977

Adjusted Net Income (Loss)	1,631	15,376	42,959	245,765	(1,579)
Interest expense, net	6,513	6,438	25,892	25,369	27,259
Provision for (benefit from) income taxes	1,940	3,371	3,413	4,500	(6,386)
Depreciation	4,957	3,648	16,608	16,618	17,832
Management advisory fees	997	1,000	4,107	4,005	4,131
Gain on sale of discontinued operations	—	—	—	(252,524)	—
Gain on early repayment of long-term debt	—	—	(435)	—	(8,904)
Gain on legal settlements	—	—	—	(2,386)	—
Gain on contingent liability reversal	—	—	(1,380)	—	—
One-time go public expenses	426	—	3,612	—	—
Sale bonus expense	—	—	—	1,131	—
Litigation settlement	—	—	—	750	—

Adjusted EBITDA	$16,464	$29,833	$94,776	$43,228	$32,353

(2)	Gross billings to customers consists of product net sales and our gross billings for services. We provide procurement, logistics, inventory management, kitting or packaging services for certain customers. We account for sales from these services on an agency basis (that is, we recognize the fees associated with serving as an agent with no associated cost of sales). We recognize revenue for these arrangements as service revenue, which is determined as a fee for services based on material procurement costs. See Note 1(e) to our consolidated financial statements.
(3)	We calculate days sales outstanding as (i) accounts receivable outstanding as of the period end divided by (ii) gross billings to customers for the period divided by the number of days in the period (calculated on the basis of a 91-day quarter).
(4)	We calculate inventory turns as (i) cost of sales plus cost of purchased materials—service for the period, on an annualized basis (i.e., multiplied by four and then divided by the number of quarters in the period) divided by (ii) inventory as of the period end.
(5)	We calculate days payables outstanding as (i) accounts payable outstanding as of the period end divided by (ii) (x) cost of sales plus cost of purchased materials—service for the period divided by (y) the number of days in the period (calculated on the basis of a 91-day quarter).

	As of
	November 28, 2014	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,481	$78,092	$92,408	$104,789
Working capital	181,314	161,371	188,628	191,735
Total assets	693,702	699,835	680,211	722,057
Long-term debt	242,887	246,158	247,466	255,451
Total shareholders’ equity	128,238	150,281	155,743	233,676

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes and other financial information, which appear elsewhere in this prospectus. The following discussion contains forward looking statements that involve risks and uncertainties. See the disclosure regarding “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those factors discussed below and elsewhere in this prospectus.

We use a 52- to 53-week fiscal year ending on the last Friday in August. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular year, with respect to ourselves, we mean the fiscal year ending in that particular calendar year. Financial information for two of our subsidiaries SMART Brazil and SMART do Brazil is included in our consolidated financial statements on a one-month lag because their fiscal years begin August 1 and end July 31. However, due to the timing of the Acquisition in August 2011, our fiscal 2012 operating results do not include the first 26 days of August 2011 for SMART Brazil and SMART do Brazil.

Overview

We are a global leader in specialty memory solutions, serving the electronics industry for over 25 years. As part of our global business, we have established a leading market position, as measured by market share, in Brazil as the largest in-country manufacturer of memory for desktops, notebooks and servers and we believe we are well positioned to participate in Brazil’s growing smartphone and tablet markets. We also have a leading market position worldwide, as measured by revenue, in specialty memory where we work closely with OEM customers to develop memory solutions, which incorporate customer-specific requirements. We believe our customers rely on us as a strategic supplier due to our customer-specific designs, product quality and technical support, our global footprint and, in Brazil, our ability to provide locally manufactured memory products. We also provide customized, integrated supply chain services to certain OEM customers to assist them in the management and execution of their procurement processes.

Our business was originally founded in 1988 as SMART Modular, which became a publicly traded company in 1995. In 1999, SMART Modular was acquired by Solectron and operated as its subsidiary. In 2002, we acquired a memory module manufacturing company in Brazil to expand our global footprint and our manufacturing capabilities. In 2004, a group of private equity investors acquired our business from Solectron, and we began to operate our business as SMART Worldwide. SMART Worldwide became a publicly traded company in 2006 and operated independently until the Acquisition by Silver Lake in August 2011. Following the Acquisition, SMART Worldwide, an indirect wholly owned subsidiary of SMART Global Holdings, repositioned its business and began to operate as two business units: a business unit focused on the design, manufacture and sale of memory products and services, and the Storage Business, substantially all of which we sold to SanDisk in August 2013.

Since 2002, when we commenced our operations in Brazil, we have invested over $120 million to build and improve our advanced manufacturing facilities and have assembled and trained a staff of over 480 employees, who comprise many of the leading semiconductor technology professionals in the country. In Brazil, we process imported wafers and cut, package and test them to create memory components used to manufacture modules and other memory and Flash-based products. Our business in Brazil has historically focused on DRAM components and modules for desktops, notebooks and servers, where local content and tax regulations provide substantial financial incentives to our customers to procure locally manufactured memory products, particularly when they are made with locally processed components. We have begun to leverage our experience and success in these markets to expand into high-growth markets for Flash-based products, which include SSDs and microSD cards. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, these products accounted for 16%, 8%, 11% and 2%, respectively, of our net sales in Brazil. We are also expanding into mobile memory for smartphones and tablets in Brazil where additional local content requirements and tax incentives have been introduced. Based on BMI’s expected unit sales for mobile phones and tablets in Brazil, along with our average selling price of approximately $8.50 per component for mobile memory during the three months ended November 28, 2014, we believe that the total addressable market for locally produced mobile memory for mobile phones and tablets in Brazil will reach approximately $454 million by 2017. We have also demonstrated our ability to service the smartphone and tablet market in Brazil as we are now qualified at five of the top ten mobile vendors in Brazil, representing, according to ITData Consultoria, 75% of the mobile phones and tablets sold in Brazil in 2013. We have a strategic, long-term relationship with a global memory wafer supplier that has provided us with a stable source of competitively priced wafers for the Brazilian market and provides our supplier with access to that market through our in-country infrastructure and capabilities.

We began participating in Brazil’s PPB/IT Program in February 2011. The PPB/IT Program is intended to promote local content by allowing qualified PPB/IT Program companies to sell certain IT products with a reduced rate of IPI as compared to the rate that is required to be collected by non-qualified suppliers. The PPB/IT Program provides an incentive for certain customers to purchase from us because our sales will not be subject to the regular level of IPI. In order to receive the intended treatment as a PPB/IT Program supplier, our subsidiary SMART do Brazil is required to invest in research and development activities conducted in Brazil in an amount equal to 3% of its gross annual sales revenues reduced by the following: the cost of raw materials qualified as products eligible for the PPB/IT Program, including the ICs that are purchased from our other Brazilian subsidiary, SMART Brazil, and that are used to make memory modules; applicable sales taxes; the value of products exported out of Brazil; and the value of products shipped to the Manaus Free Trade Zone. In August 2014, the government of Brazil enacted legislation extending the PPB/IT Program until 2029 and maintaining the required research and development investment with respect to DRAM modules at 3.00% of adjusted sales through 2029, repealing the previously approved increases to 3.75% in 2015 and 3.50% in 2016 through 2019.

In our specialty memory solutions business, we offer an extensive portfolio of over 2,000 products, which include all generations of DRAM, as well as embedded and removable Flash, enterprise memory and hybrid volatile and non-volatile memory solutions. We complement our specialty memory solutions with our customized, integrated supply chain services, which enable our customers to manage supply chain planning and execution with reduced costs and increased productivity. Our supply chain services are based on our proprietary software solutions that we develop and are integrated with our customers’ respective procurement management systems as well as our suppliers’ distribution management systems.

We generated net sales of $185.0 million, $722.4 million, $529.8 million and $490.4 million during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively. Our net sales grew 6% during the three months ended November 28, 2014 over the same period in the prior year, 36% in fiscal 2014 over fiscal 2013 and 8% in fiscal 2013 over fiscal 2012. Our net loss was $8.6 million during the three months ended November 28, 2014 and $14.4 million in fiscal 2014, our net income was $176.3 million in fiscal 2013 and our net loss was $72.5 million in fiscal 2012. Our loss from continuing operations was $8.6 million during the three months ended November 28, 2014, $14.4 million in fiscal 2014, $51.3 million in fiscal 2013 and $41.7 million in fiscal 2012. Our net income in fiscal 2013 included a gain on the sale of discontinued operations of $252.5 million in fiscal 2013. Our global, diversified customer base includes over 250 end customers, such as Cisco, Dell and HP. Our top 10 end customers, five of which have been our end customers for over a decade, accounted for 67% of our net sales, including sales to contract manufacturers or ODMs at the direction of such end customers, in fiscal 2014. Of our end customers, during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, Cisco accounted for 13%, 13%, 17% and 19% of net sales, respectively, Dell accounted for 16%, 13%, 13% and 10% of net sales, respectively, and HP accounted for 16%, 12%, 12% and 14% of net sales, respectively. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, direct sales to Hon Hai accounted for 10%, 13%, 16% and 15% of net sales, respectively, and direct sales to Dell accounted for 15%, 13% and 12% of net sales during the three months ended November 28, 2014 and in fiscal 2014 and 2013, respectively. During the three months ended November 28, 2014, direct sales to Flextronics accounted for 10% of net sales. During these periods, no other customers accounted for more than 10% of our net sales. Of the $185.0 million of net sales for the three months ended November 28, 2014, 53% were generated in Brazil, 26% were generated in North America, 16% were generated in Asia and 5% were generated in Europe. Of the $722.4 million of net sales in fiscal 2014, 56% were generated in Brazil, 25% were generated in North America, 16% were generated in Asia and 3% were generated in Europe. For further geographic information regarding our net sales and property and equipment, net, see Note 12 to our consolidated financial statements.

Components of Operating Results

Net Sales

We generate product revenues predominantly from sales of our memory solutions, including memory modules, Flash memory cards and other solid state storage products, principally to OEMs that compete in the computing, networking, communications, storage, aerospace, defense, mobile and industrial markets. Sales of our products are made primarily pursuant to purchase orders and are not based on long-term supply agreements. We generate service revenue by providing procurement, logistics, inventory management, temporary warehousing, kitting and packaging services. Our net sales are dependent upon demand in the end markets for our customers’ products and fluctuations in end-user demand can have a rapid and material effect on our net sales. Furthermore, sales to relatively few customers have accounted for, and we expect for the foreseeable future will continue to account for, a significant percentage of our net sales.

Cost of Sales

The most significant components of cost of sales are materials, fixed manufacturing costs, labor, depreciation, freight and customs charges. Increases in capital expenditures may increase our future cost of sales due to higher levels of depreciation expense. Cost of sales also includes any inventory write-downs. We have in the past and may in the future write down inventory for a variety of reasons, including obsolescence, excess quantities and declines in market value below our cost. A significant percentage of our cost of sales consists of the cost of DRAM and Flash components and wafers. While we have historically received competitive pricing and have had consistent sources of supply for these supplies, we do not have agreements that provide us with fixed pricing or guarantees of supply. Increases in DRAM pricing typically improve our margins, at least in the short term and particularly in our operations in Brazil, as we consume previously purchased inventory. However, declines in DRAM pricing often require us to reduce our prices even as we consume higher priced DRAM inventory, thereby reducing our margins.

Gross Profit

Gross profit and gross margin has been and will continue to be affected by a variety of factors, including the average sales prices of our products, manufacturing and overhead costs, the mix of products sold and our ability to leverage our existing infrastructure as we continue to grow. We expect our gross margins to fluctuate over time depending on the factors described above.

Operating Expenses

Our operating expenses consist of research and development expense, selling, general and administrative expense and management advisory fees. Personnel costs are the most significant component of operating expenses.

Research and development expense. Research and development expense consists primarily of personnel costs, consulting costs, allocated overhead and other costs to support our development activities. To date, we have expensed all research and development costs as incurred. We expect research and development expense to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities and access new customer markets, although such expense may fluctuate as a percentage of total net sales. In order to qualify for certain tax incentives under PADIS and PPB/IT Program in Brazil, we are required to expend a minimum amount on research and development in Brazil.

Selling, general and administrative expense. Sales and marketing expense consists primarily of personnel costs, sales commission costs and allocated overhead. We expense sales commission costs as incurred. Sales and marketing expense also includes costs for recruiting and training channel partners, market development programs, promotional and other marketing activities, travel, office equipment and outside consulting costs. We expect sales and marketing expense to continue to increase in absolute dollars as we expand our sales and marketing headcount in all markets and expand our international operations, although such expense may fluctuate as a percentage of net sales.

General and administrative expense consists primarily of personnel costs, facilities and non-manufacturing equipment costs, allowances for bad debt and other support costs, including utilities, insurance and professional fees. We expect that we will incur increased general and administrative expenses as a result of being a publicly-traded company, including significant increased legal and accounting costs related to compliance with rules and regulations implemented by the SEC and NASDAQ, as well as additional insurance, investor relations and other costs associated with being a public company.

Management advisory fees. Management advisory fees consist of annual fees payable in quarterly installments, plus out-of-pocket expenses that we pay to the Managers. We will no longer be obligated to pay such fees following a final payment to the Managers of $         in connection with the completion of this offering.

Interest Expense, Net

Interest expense, net consists primarily of interest expense on our debt obligations.

Other Income (Expense), Net

Other income (expense), net includes income from the transition services agreement with SanDisk as well as gains and losses from foreign currency transactions and other non-operating items.

Provision for (Benefit from) Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactments or changes in the tax law or rates. We provide valuation allowances when necessary to reduce deferred tax assets to the amount expected to be realized.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We then measure the tax benefits recognized in the financial statements from such positions based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. In the event that we recognize any unrecognized tax benefits, the effective tax rate will be affected. If recognized, approximately $2.1 million of unrecognized tax benefit would impact the effective tax rate at August 29, 2014. Although we believe our estimates are reasonable, we cannot assure that the final tax outcome of these matters will be the same as these estimates. We update these estimates quarterly based on factors such as changes in facts or circumstances, changes in tax law, new audit activity and effectively settled issues.

We follow specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances as required. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the tax law. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgments regarding future profitability may change due to many factors, including future market conditions and our ability to successfully execute our business plans and/or tax planning strategies. Should there be a change in our ability to recover our deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.

Discontinued Operations

In the fourth quarter of fiscal 2013, we sold substantially all of our Storage Business to SanDisk. We have reclassified the consolidated statements of operations for all periods presented to reflect the presentation of the divestiture of the Storage Business as discontinued operations. For a period of time, we have continued to generate cash flows and reported income statement activity in continuing operations that are associated with the Storage Business unit under a transition services agreement with SanDisk, pursuant to which we have provided services to facilitate the orderly transfer of business operations. As of November 28, 2014, the agreement had a remaining term of four months.

Results of Operations

The following tables summarize our consolidated results of operations for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands, other than per share data)
Consolidated Statement of Operations Data:
Net sales	$185,046	$174,774	$722,380	$529,832	$490,442
Cost of sales(1)	146,771	129,224	558,123	411,253	392,265

Gross profit	38,275	45,550	164,257	118,579	98,177

Operating expenses:
Research and development(1)(2)	12,234	14,576	61,015	54,047	47,215
Selling, general and administrative(1)(2)	24,137	23,052	92,793	81,453	72,738
Management advisory fees	997	1,000	4,107	4,005	4,131

Total operating expenses	37,368	38,628	157,915	139,505	124,084

Income (loss) from operations	907	6,922	6,342	(20,926)	(25,907)
Other income (expense):
Interest expense, net	(6,513)	(6,438)	(25,892)	(25,369)	(27,259)
Gain on early repayment of long-term debt	—	—	435	—	8,904
Other income (expense), net	(1,086)	3,078	8,087	(548)	(1,033)

Total other expense	(7,599)	(3,360)	(17,370)	(25,917)	(19,388)

Income (loss) from continuing operations before income taxes	(6,692)	3,562	(11,028)	(46,843)	(45,295)
Provision for (benefit from) income taxes from continuing operations	1,940	3,371	3,413	4,500	(3,586)

Income (loss) from continuing operations	(8,632)	191	(14,441)	(51,343)	(41,709)

Discontinued operations:
Loss from discontinued operations	—	—	—	(24,922)	(33,570)
Gain on sale of discontinued operations	—	—	—	252,524	—
Income tax benefit from discontinued operations	—	—	—	—	(2,800)

Income (loss) from discontinued operations, net of tax	—	—	—	227,602	(30,770)

Net income (loss)	$(8,632)	$191	$(14,441)	$176,259	$(72,479)

Earnings per share:
Income (loss) from continuing operations:
Basic	$(0.21)	$—	$(0.35)	$(1.27)	$(1.04)

Diluted	$(0.21)	$—	$(0.35)	$(1.27)	$(1.04)

Income (loss) from discontinued operations:
Basic	$—	$—	$—	$5.62	$(0.76)

Diluted	$—	$—	$—	$5.62	$(0.76)

Shares used in computing net income (loss) per ordinary share, basic	41,493	40,950	41,350	40,516	40,307

Shares used in computing net income (loss) per ordinary share, diluted	41,493	43,367	41,350	40,516	40,307

(1) Includes share-based compensation expense as follows:
	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014.	August 30, 2013	August 31, 2012
			(in thousands)
Cost of sales	$178	$240	$758	$1,179	$1,479
Research and development	188	252	767	4,089	2,905
Selling, general and administrative	1,025	1,889	4,892	8,349	9,539
(2) Includes amortization of intangible assets expense as follows:
Research and development	$2,488	$6,361	$25,282	$28,890	$29,587
Selling, general and administrative	6,384	6,443	25,701	26,999	27,390

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
Net sales	100%	100%	100%	100%	100%
Cost of sales	79.3%	73.9%	77.3%	77.6%	80.0%

Gross profit	20.7%	26.1%	22.7%	22.4%	20.0%

Operating expenses:
Research and development	6.6%	8.3%	8.4%	10.2%	9.6%
Selling, general and administrative	13.0%	13.2%	12.8%	15.4%	14.8%
Management advisory fees	0.6%	0.6%	0.6%	0.7%	0.9%

Total operating expenses	20.2%	22.1%	21.8%	26.3%	25.3%

Income (loss) from operations	0.5%	4.0%	0.9%	(3.9)%	(5.3)%
Other income (expense):
Interest expense, net	(3.6)%	(3.8)%	(3.6)%	(4.8)%	(5.5)%
Gain on early repayment of long-term debt	— %	— %	0.1%	0.0%	1.8%
Other income (expense), net	(0.6)%	1.8%	1.1%	(0.1)%	(0.2)%

Total other expense	(4.2)%	(2.0)%	(2.4)%	(4.9)%	(3.9)%

Loss from continuing operations before income taxes	(3.7)%	2.0%	(1.5)%	(8.8)%	(9.2)%
Provision for (benefit from) income taxes from continuing operations	1.0%	1.9%	0.5%	0.8%	(0.7)%

Loss from continuing operations	(4.7)%	0.1%	(2.0)%	(9.6)%	(8.5)%

Discontinued operations:
Loss from discontinued operations	— %	— %	— %	(4.7)%	(6.8)%
Gain on sale of discontinued operations	— %	— %	— %	47.6%	0.0%
Income tax benefit from discontinued operations	— %	— %	— %	— %	0.5%

Income (loss) from discontinued operations, net of tax	— %	— %	— %	42.9	(6.3)%

Net income (loss)	(4.7)%	0.1%	(2.0)%	33.3%	(14.8)%

Comparison of the Three Months Ended November 28, 2014 and November 29, 2013

Net Sales, Cost of Sales and Gross Margin

	Three Months Ended		Change
	November 28, 2014	November 29, 2013	Amount	%
	(in thousands, except percentages)
Net sales	$185,046	$174,774	$10,272	5.9
Cost of sales(1)	146,771	129,224	17,547	13.6

Gross profit	$38,275	$45,550	$(7,275)	(16.0)

Gross margin	20.7%	26.1%

(1)	Includes share-based compensation expense of $0.2 million for each period.

Net sales increased by $10.3 million, or 5.9%, during the three months ended November 28, 2014 compared to the prior year period. The increase in net sales was primarily due to increased sales of our DRAM and mobile memory products in Brazil. Strategic investments in increased production capacity in prior periods helped enable us to meet the increase in demand. Net sales were also positively impacted by an increase in the average selling prices of our DRAM products as well as by the strength in the server, networking and communications, industrial and value-added reseller end markets.

Cost of sales increased by $17.5 million, or 13.6%, during the three months ended November 28, 2014 compared to the prior year period, primarily due to higher cost of materials for the higher level of sales, as well as higher density memory modules in Brazil and higher depreciation from increased investments in production capacity in Brazil to support the anticipated expansion of our mobile memory initiative. Gross margin decreased to 20.7% during the three months ended November 28, 2014, compared to 26.1% for the same period in fiscal 2014 primarily due to the higher cost of sales associated with higher density memory modules and increased depreciation, as discussed above.

Operating Expenses

	Three Months Ended		Change
	November 28, 2014	November 29, 2013	Amount	%
	(in thousands, except percentages)
Operating expenses:
Research and development(1) (2)	$12,234	$14,576	$(2,342)	(16.1)
Selling, general and administrative(1) (2)	24,137	23,052	1,085	4.7
Management advisory fees	997	1,000	(3)	0.0

Total operating expenses	$37,368	$38,628	$(1,260)	(3.3)

(1)	Includes stock-based compensation expense as follows:

Research and development	$188	$252	$(64)	(25.4)
Selling, general and administrative	1,025	1,889	(864)	(45.7)

Total	$1,213	$2,141	$(928)	(43.3)

(2)	Includes amortization of intangible assets expense as follows:

Research and development	$2,488	$6,361	$(3,873)	(60.9)
Selling, general and administrative	6,384	6,443	(59)	(0.9)

Total	$8,872	$12,804	$(3,932)	(30.7)

Research and Development Expense

Research and development expense decreased by $2.3 million, or 16.1%, during the three months ended November 28, 2014 compared to the prior year period. The decrease was primarily due to a $3.9 million decrease in intangible amortization expense as some intangible assets became fully amortized, offset in part by higher research and development expenses as part of the Brazilian PADIS and PPB/IT Program tax incentives and higher depreciation expense.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $1.1 million, or 4.7%, during the three months ended November 28, 2014 compared to the prior year period. The increase was primarily due to higher professional fees for accounting and legal services.

Other Income (Expense), Net

	Three Months Ended		Change
	November 28, 2014	November 29, 2013	Amount	%
	(in thousands, except percentages)
Interest expense, net	$(6,513)	$(6,438)	$(75)	1.2
Other income (expense), net	(1,086)	3,078	(4,164)	(135.3)

Total operating expenses	$(7,599)	$(3,360)	$(4,239)	(126.2)

Interest expense, net was relatively flat during the three months ended November 28, 2014 compared to the prior year period. Other income (expense), net decreased by $4.2 million during the three months ended November 28, 2014 compared to the prior year period primarily due to a $2.9 million currency loss (primarily in Brazil) and a $1.6 million decrease in fees received under a transition services agreement that we entered into with SanDisk in connection with the sale of the Storage Business as some services ended in fiscal 2014.

Provision (Benefit) for Income Taxes

	Three Months Ended		Change
	November 28, 2014	November 29, 2013	Amount	%
	(in thousands, except percentages)
Provision for income taxes	$1,940	$3,371	$(1,431)	(42.5)

Provision (benefit) for income taxes decreased by $1.4 million, or 42.5%, during the three months ended November 28, 2014 compared to the prior year period mostly due to a decrease in our income before income taxes in the first quarter of fiscal 2015, as compared to the prior year period, which occurred in jurisdictions subject to higher tax rates.

Comparison of the Years Ended August 29, 2014 and August 30, 2013

Net Sales, Cost of Sales and Gross Margin

	Fiscal Year Ended		Change
	August 29, 2014	August 30, 2013	Amount	%
	(in thousands, except percentages)
Net sales	$722,380	$529,832	$192,548	36.3
Cost of sales(1)	558,123	411,253	146,870	35.7

Gross profit	$164,257	$118,579	$45,678	38.5

Gross margin	22.7%	22.4%

(1)	Includes share-based compensation expense of $0.8 million and $1.2 million in fiscal 2014 and 2013, respectively.

Net sales increased by $192.5 million, or 36.3%, during fiscal 2014 compared to the prior fiscal year. The increase in net sales was primarily due to an increase in demand for DRAM products in Brazil due in part to an increase in requirements for locally produced components. In particular, PPB/IT Program requirements for locally produced DRAM components for use in notebooks increased from 60% to 80% and in desktops increased from 30% to 50%. In addition, our net sales were also positively impacted by an increase in our average selling prices of DRAM products as well as by the strength in the server, networking and communications and industrial end markets.

Cost of sales increased by $146.9 million, or 35.7%, during fiscal 2014 compared to the prior fiscal year. The increase in cost of sales was driven primarily by a $131.9 million increase in the cost of materials to support the increased sales. In addition, our factory overhead and other components of cost of sales increased by $15.0 million, primarily due to higher write-downs of excess and obsolete inventory as well as an unusually high manufacturing yield loss in Brazil aggregating $10.8 million. Gross margin remained relatively flat for both periods.

Operating Expenses

	Fiscal Year Ended		Change
	August 29, 2014	August 30, 2013	Amount	%
	(in thousands, except percentages)
Operating expenses:
Research and development(1)(2)	$61,015	$54,047	$6,968	12.9
Selling, general and administrative(1)(2)	92,793	81,453	11,340	13.9
Management advisory fees	4,107	4,005	102	2.5

Total operating expenses	$157,915	$139,505	$18,410	13.2

(1)	Includes share-based compensation expense as follows:

Research and development	$767	$4,089	$(3,322)	(81.2)
Selling, general and administrative	4,892	8,349	(3,457)	(41.4)

Total	$5,659	$12,438	$(6,779)	(54.5)

(2)	Includes amortization of intangible assets expense as follows:

Research and development	$25,282	$28,890	$(3,608)	(12.5)
Selling, general and administrative	25,701	26,999	(1,298)	(4.8)

Total	$50,983	$55,889	$(4,906)	(8.8)

Research and Development Expense

Research and development expense increased by $7.0 million, or 12.9%, during fiscal 2014 compared to the prior fiscal year. The increase was primarily due to $4.0 million higher personnel-related costs mostly resulting from 13% headcount growth to support the development of new products and technologies as well as higher consulting, outside services and depreciation aggregating $4.9 million, offset by lower intangible amortization.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $11.3 million, or 13.9%, during fiscal 2014 compared to the prior fiscal year. The increase was primarily due to $3.4 million costs incurred for audit fees, as well as costs incurred in connection with performance of the transition services agreement we entered into with SanDisk in connection with the sale of substantially all of the Storage Business and, to a lesser extent, performance bonuses and other personnel-related costs. The compensation received from SanDisk for services we provided under the transition services agreement is included in other income (expense), net.

Other Income (Expense)

	Fiscal Year Ended		Change
	August 29, 2014	August 30, 2013	Amount	%
	(in thousands, except percentages)
Interest expense, net	$(25,892)	$(25,369)	$(523)	(2.1)
Gain on early repayment of long-term debt	435	—	435	nm
Other income (expense), net	8,087	(548)	8,635	nm

Total other expense	$(17,370)	$(25,917)	$8,547	33.0

Interest expense, net, increased by $0.5 million, or 2.1%, during fiscal 2014 compared to the prior fiscal year primarily due to $0.8 million increased expense on our accounts receivable purchasing facility partially offset by $0.3 million lower interest expense due to a reduction in the outstanding principal balance of the term loan. Other income (expense), net increased by $8.6 million during fiscal 2014 compared to the prior year period. This increase was primarily due to $6.7 million received pursuant to a transition services agreement that we entered into with SanDisk in connection with the sale of substantially all of the Storage Business, a $1.4 million gain on the release of a contingent liability in fiscal 2014 and a $0.8 million settlement expense in fiscal 2013 that did not recur in fiscal 2014.

Provision for Income Taxes

	Fiscal Year Ended		Change
	August 29, 2014	August 30, 2013	Amount	%
	(in thousands, except percentages)
Provision for income taxes	$3,413	$4,500	$(1,087)	(24.2)

Provision for income taxes decreased by $1.1 million, or 24.2%, during fiscal 2014 compared to the prior fiscal year primarily due to a net tax benefit of $5.5 million due to the changes in Malaysian tax rates from new tax holidays on our Malaysian operations, partially offset by higher taxable profits, primarily from our Brazilian operations, increasing tax expense by $4.4 million.

Comparison of the Years Ended August 30, 2013 and August 31, 2012

Due to the Acquisition, the results of fiscal 2012 for our Brazilian subsidiaries do not include the first 26 days of August 2011.

Net Sales, Cost of Sales and Gross Margin

	Fiscal Year Ended		Change
	August 30, 2013	August 31, 2012	Amount	%
	(in thousands, except percentages)
Net sales	$529,832	$490,442	$39,390	8.0
Cost of sales(1)	411,253	392,265	18,988	4.8

Gross profit	$118,579	$98,177	$20,402	20.8

Gross margin	22.4%	20.0%
(1) Includes share-based compensation of $1.2 million and $1.5 million in fiscal 2013 and 2012, respectively.

Net sales increased by $39.4 million, or 8.0%, during fiscal 2013 compared to the prior fiscal year. The increase in net sales was due in part to an additional month of net sales from Brazil in fiscal 2013 for Brazil as there was only eleven months of net sales from Brazil in fiscal 2012 due to timing of the Acquisition. In addition, the increase in net sales was also due to increased demand for mobile memory in Brazil, while pricing remained generally stable.

Cost of sales increased by $19.0 million, or 4.8%, during fiscal 2013 compared to the prior fiscal year. The increase in cost of sales was driven primarily by a $22.2 million increase in the cost of materials to support the increase in sales, as well as by performance bonuses and cost of production supplies. This increase was partially offset by a decrease of $3.2 million in factory overhead and other components of cost of sales, primarily due to an inventory mark-up of $6.4 million in connection with the Acquisition in fiscal 2012 that did not recur in fiscal 2013 and lower depreciation and royalty expenses. Gross margin increased to 22.4% in fiscal 2013, compared to 20.0% in fiscal 2012.

Operating Expenses

	Fiscal Year Ended		Change
	August 30, 2013	August 31, 2012	Amount	%
	(in thousands, except percentages)
Operating expenses:
Research and development(1)(2)	$54,047	$47,215	$6,832	14.5
Selling, general and administrative(1)(2)	81,453	72,738	8,715	12.0
Management advisory fees	4,005	4,131	(126)	(3.1)

Total operating expenses	$139,505	$124,084	$15,421	12.4

(1) Includes share-based compensation expense as follows:

Research and development	$4,089	$2,905	$1,184	40.8
Selling, general and administrative	8,349	9,539	(1,190)	(12.5)

Total	$12,438	$12,444	$(6)	—

(2) Includes amortization of intangible assets expense as follows:

Research and development	$28,890	$29,587	$(697)	2.4
Selling, general and administrative	26,999	27,390	(391)	1.4

Total	$55,889	$56,977	$(1,088)	1.9

Research and Development Expense

Research and development expenses increased by $6.8 million, or 14.5%, during fiscal 2013 compared to the prior fiscal year. The increase was primarily due to $3.6 million higher personnel-related costs including bonuses resulting from headcount growth to support eMMC and other new products and technologies, as well as higher research and development expense of $0.9 million as part of the Brazilian PADIS and PPB/IT Program tax incentives.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $8.7 million, or 12.0%, during fiscal 2013 compared to the prior fiscal year. The increase was primarily due to $6.2 million higher personnel-related costs including bonuses, increased professional fees of $1.0 million and higher facility expenses following our expansion in Brazil.

Other Income (Expense)

	Fiscal Year Ended		Change
	August 30, 2013	August 31, 2012	Amount	%
	(in thousands, except percentages)
Interest expense, net	$(25,369)	$(27,259)	$1,890	6.9
Gain on early repayment of long-term debt	—	8,904	(8,904)	nm
Other income (expense), net	(548)	(1,033)	485	47.0

Total other income (expense)	$(25,917)	$(19,388)	$(6,529)	(33.7)

Interest expense, net, decreased by $1.9 million, or 6.9%, during fiscal 2013 compared to the prior fiscal year due to a decrease of $2.9 million in interest expense on our term loan under our Senior Secured Credit Agreement, offset by $1.0 million higher expense on our accounts receivable purchasing facility. The gain on the early repayment of long-term debt in fiscal 2012 was due to a discounted prepayment on our term loan under our Senior Secured Credit Agreement.

Provision for (Benefit from) Income Taxes

	Fiscal Year Ended		Change
	August 30, 2013	August 31, 2012	Amount	%
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$4,500	$(3,586)	$(8,086)	nm

Provision for (benefit from) income taxes increased by $8.1 million during the fiscal 2013 compared to the prior fiscal year mostly due to higher foreign taxable profit, primarily for Brazilian operations, increasing foreign current tax expense by $6.2 million.

Discontinued Operations

	Fiscal Year Ended		Change
	August 30, 2013	August 31, 2012	Amount	%
	(in thousands, except percentages)
Loss from discontinued operations	$(24,922)	$(33,570)	$8,648	(25.8)
Gain on sale of discontinued operations	252,524	—	252,524	nm
Income tax benefit	—	(2,800)	2,800	nm

Income (loss) from discontinued operations, net of tax	$227,602	$(30,770)	$258,372	nm

Income (loss) from discontinued operations, net of tax, increased by $258.4 million during fiscal 2013 compared to the prior fiscal year primarily due to the $252.5 million gain on the sale of substantially all of the Storage Business.

Quarterly Results of Operations

The following unaudited quarterly consolidated statements of operations data for the first quarter of fiscal 2015 and each of the four quarters of fiscal 2014 have been prepared on a basis consistent with our audited annual consolidated financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	November 28, 2014	August 29, 2014	May 30, 2014	February 28, 2014	November 29, 2013
	(in thousands)
Consolidated Statements of Operations:
Net sales	$185,046	$186,168	$193,327	$168,111	$174,774
Cost of sales(1)	146,771	152,356	152,356	124,187	129,224

Gross profit	38,275	33,812	40,971	43,924	45,550

Operating expenses:
Research and development(1)(2)	12,234	15,168	15,843	15,428	14,576
Selling, general and administrative(1)(2)	24,137	25,630	21,434	22,677	23,052
Management advisory fees	997	1,053	1,053	1,001	1,000

Total operating expenses	37,368	41,851	38,330	39,106	38,628

Income (loss) from operations	907	(8,039)	2,641	4,818	6,922
Other income (expense):
Interest expense, net	(6,513)	(6,420)	(6,781)	(6,253)	(6,438)
Gain on early repayment of long-term debt	—	—	—	435	—
Other income (expense), net	(1,086)	515	3,615	879	3,078

Total other expense	(7,599)	(5,905)	(3,166)	(4,939)	(3,360)

Income (loss) from operations before income taxes	(6,692)	(13,944)	(525)	(121)	3,562
Provision for (benefit from) income taxes	1,940	(871)	(1,793)	2,706	3,371

Net income (loss)	$(8,632)	$(13,073)	$1,268	$(2,827)	$191

(1) Includes stock-based compensation expense as follows:

Cost of sales	$178	$186	$177	$155	$240
Research and development	188	209	132	174	252
Selling, general and administrative	1,025	1,082	867	1,054	1,889

(2) Includes amortization of intangible assets as follows:

Research and development	$2,488	$6,440	$6,260	$6,221	$6,361
Selling, general and administrative	6,384	6,456	6,408	6,394	6,443

Quarterly Revenue Trends

Net sales decreased by $6.7 million or 3.8% from our November 2013 quarter to our February 2014 quarter primarily due to a decrease in our sales to third-party distributors in our specialty memory solutions business. In our May 2014 quarter, net sales increased as PPB/IT Program requirements for locally-produced DRAM components for notebooks increased from 60% to 80% and for desktops increased from 30% to 50%, both of which drove an increase in the units shipped. Our August 2014 quarter had lower sales than our May 2014 quarter primarily due to a decrease in unit shipments, which we believe was caused by the number of holidays in Brazil while the country was hosting the 2014 FIFA World Cup. Our November 2014 quarter had lower sales of our DRAM products while mobile memory sales increased 122% compared to the previous quarter as PPB/IT Program requirements for locally-produced components used in mobile products increased and we completed new qualifications for mass production at five OEMs manufacturing mobile end-products in Brazil.

Quarterly Cost of Revenue Trends

Total cost of sales increased from our November 2013 quarter to our August 2014 quarter as our revenue increase during the year led to an increase in the cost of materials to support this growth. Cost of sales in our May 2014 quarter was higher than the previous quarter because our cost of materials increased by 15.7% in Brazil as sales prices remained flat, and was also negatively impacted due to a higher write-off of excess and obsolete inventory in Brazil of $3.2 million for Flash component raw materials for SSDs as the demand for those products for use in ultrabooks declined. Our cost of sales in our August 2014 quarter was also negatively impacted due to a $3.0 million unusually high yield loss in Brazil as well as a $1.4 million write-off of excess and obsolete inventory in Brazil for Flash component raw materials for SSDs. Cost of sales in our November 2014 quarter were lower than the previous quarter as we did not have a recurrence of any significant write-offs. The decrease was somewhat offset by increased depreciation associated with investments that we made in Brazil in anticipation of future growth of our mobile memory business.

Quarterly Operating Expense Trends

Total operating expenses increased from our November 2013 quarter to our August 2014 quarter primarily due to an increase in audit costs of $2.5 million in our August 2014 quarter. Operating costs stayed relatively flat in our February 2014 and May 2014 quarters. Total operating expenses decreased in our November 2014 quarter primarily due to lower intangible amortization expenses of $4.0 million as some intangible assets became fully amortized.

Liquidity and Capital Resources

	As of
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands)
Cash and cash equivalents	$76,481	$100,366	$78,092	$92,408	$104,789

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
	(in thousands)
Cash provided by (used in) operating activities	$9,136	$22,617	$41,303	$(7,974)	$12,129
Cash provided by (used in) investing activities	(7,435)	(4,420)	(46,856)	242,005	(18,800)
Cash used in financing activities	(2,990)	(11,653)	(8,458)	(243,072)	(29,083)
Effect of exchange rate changes on cash and cash equivalents	(322)	1,414	(305)	(3,340)	(5,961)

Net increase (decrease) in cash and cash equivalents	$(1,611)	$7,958	$(14,316)	$(12,381)	$(41,715)

At November 28, 2014, we had cash and cash equivalents of $76.5 million, of which approximately $51.8 million was held outside of the United States.

In connection with the release to us of $30.5 million that had been held in escrow to satisfy indemnification obligations related to the sale of our Storage Business to SanDisk, on January 1, 2015, our board declared a $28.3 million cash distribution out of our share premium account, which was paid in January 2015 to shareholders of record on January 1, 2015.

We expect that our existing cash and cash equivalents and cash generated by operating activities will be sufficient to fund our operations for at least the next twelve months. Our principal uses of cash and capital resources are debt service requirements as described below, capital expenditures, research and development expenditures and working capital requirements. We expect that future capital expenditures will focus on expanding capacity of our Brazilian operations, expanding our research and development activities, manufacturing equipment upgrades and/or acquisitions and IT infrastructure and software upgrades. Cash and cash equivalents consist of funds held in demand deposit accounts and money market funds. We do not enter into investments for trading or speculative purposes.

Operating Activities

During the three months ended November 28, 2014, cash provided by operating activities was $9.1 million. The primary factors affecting our cash flows during this period were $15.8 million of non-cash related expenses and a $1.9 million change in our net operating assets and liabilities, offset by an $8.6 million net loss. The $1.9 million change in net operating assets and liabilities consisted of decreases of $16.1 million in accounts receivable, $2.8 million in prepaid expenses and other assets, and $40.2 million in accounts payable, offset by an increase of $38.8 million in inventory and a decrease of $18.5 million in accrued expenses and other liabilities. The decrease in accounts receivable was due to lower gross sales in the fiscal quarter, while the increases in inventory and accounts payable were primarily due to higher gross sales forecast as well as a planned increase in inventory in Brazil to meet demand requirements during a brief production break while we made changes to the layout of our packaging facility in connection with our capacity expansion .

During fiscal 2014, cash provided by operating activities was $41.3 million. The primary factors affecting our cash flows during this period were $64.7 million of non-cash related expenses, offset by a $8.9 million change in our net operating assets and liabilities and a $14.4 million net loss. The $8.9 million change in operating assets and liabilities consisted of increases of $45.7 million in accounts receivable, and $12.2 million in inventory offset by increases of $45.4 million in accounts payable, $1.9 million in accrued expenses and other liabilities and $1.7 million in prepaid expenses and other assets. The increases in accounts receivable, inventory and accounts payable were primarily due to higher gross sales. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

During fiscal 2013, cash used in operating activities was $8.0 million. The primary factors affecting our cash flows during this period were a $252.5 million net gain on the sale of substantially all of the Storage Business and a $13.6 million change in our net operating assets and liabilities, offset by net income of $176.3 million and $81.9 million of non-cash related expenses. The $13.6 million change in operating assets and liabilities consisted of increases of $42.6 million in accounts receivable, $38.8 million in inventory and $2.3 million in prepaid expenses and other assets, offset by increases of $56.4 million in accounts payable and $13.7 million in accrued expenses and other liabilities. The increases in accounts receivable, inventory and accounts payable were primarily due to higher gross sales.

During fiscal 2012, cash provided by operating activities was $12.1 million. The primary factors affecting our cash flows during this period were $70.0 million of non-cash related expenses and a $14.6 million change in our net operating assets and liabilities, offset by a net loss of $72.5 million. The $14.6 million change in operating assets and liabilities consisted of a decrease of $30.9 million in accounts receivable and an increase of $22.0 million in accounts payable, offset by increases of $28.2 million in accrued expenses and other liabilities, $7.6 million in inventory and $2.5 million in prepaid expenses and other assets.

Investing Activities

Net cash used in investing activities during the three months ended November 28, 2014 was $7.4 million consisting primarily of purchases of property and equipment. Net cash used in investing activities during fiscal 2014 was $46.9 million consisting primarily of $43.2 million of purchases of property and equipment, $2.6 million of restricted cash related to our BNDES Credit Agreement and $1.1 million of transaction costs paid related to the sale of our Storage Business. Net cash provided by investing activities during fiscal 2013 was $242.0 million, primarily resulting from $272.1 million in proceeds from the sale of substantially all of the Storage Business, offset by $22.1 million used for purchases of property and equipment and $8.0 million in transaction costs in connection with such sale. Net cash used in investing activities during fiscal 2012 was $18.8 million due to $17.1 million in purchases of property and equipment and $2.0 million in cash deposits on equipment, offset by proceeds of $0.3 million from the sale of property and equipment.

Financing Activities

Net cash used in financing activities during the three months ended November 28, 2014 was $3.0 million, consisting primarily of $3.3 million of long-term debt payments and $1.8 million of costs related to our anticipated initial public offering, offset by $2.1 million received under our BNDES Credit Agreement in Brazil. Net cash used in financing activities during fiscal 2014 was $8.5 million, consisting primarily of $9.4 million of long-term debt payments and $6.6 million of debt prepayment as well as a $6.9 million distribution of share premium to our shareholders and $3.6 million for strike price floor payments in connection with equitable adjustments required under the SGH Plan in connection with the sale of substantially all of the Storage Business, offset by $17.1 million received under our BNDES Credit Agreement in Brazil and $1.1 million provided by exercises of options to purchase our ordinary shares. Net cash used in financing activities during fiscal 2013 was $243.1 million, consisting primarily of proceeds from the sale of the Storage Business to make a distribution of share premium of $225.7 million to our shareholders, and $6.6 million in payments to former employees upon the cancellation of options under a equity plan for our Storage Business as well as $2.6 million in employee tax withholding payments due upon the issuance of ordinary shares pursuant to option exercises and the release of restricted stock units. Net cash used in financing activities in fiscal 2012 was $29.1 million, consisting primarily of a $25.0 million prepayment of our long-term debt, $2.9 million in long-term debt payments and $1.2 million in tax payments due upon the release of restricted stock units.

Contractual Obligations

Our contractual obligations as of August 29, 2014 are set forth below:

Payments Due by Period

	1 Year	2-3 Years	4-5 Years	After 5 Years	Total
	(in millions)
Senior Secured Credit Agreement debt	$13.3	$232.0	$—	$—	$245.3
Interest expense in connection with Senior Secured Credit Agreement	20.0	36.8	—	—	56.8
BNDES Credit Agreement debt	—	8.8	8.7	—	17.5
Interest expense in connection with BNDES Credit Agreement	0.8	1.2	0.4	—	2.4
Operating leases	2.5	5.2	4.6	4.7	17.0
Non-cancellable product purchase commitments	45.5	—	—	—	45.5

Total contractual obligations	$82.1	$284.0	$13.7	$4.7	$384.5

Senior Secured Credit Agreement

Certain of our wholly owned subsidiaries are parties to the Senior Secured Credit Agreement with a syndicate of bank lenders. The Senior Secured Credit Agreement provides for a $310.0 million senior secured term loan facility maturing on August 26, 2017 and a $50.0 million revolving facility maturing on (i) the earlier of the term loan maturity date (after taking into account any extension of this date) and (ii) August 26, 2019. The Senior Secured Credit Agreement is jointly and severally guaranteed on a senior basis by certain of our other wholly owned subsidiaries, which we refer to, together with the borrowers under the Senior Secured Credit Agreement, as the loan parties. In addition, the Senior Secured Credit Agreement is secured by a pledge of the capital stock of, or equity interests in, certain of our subsidiaries and by substantially all of the assets of certain of our subsidiaries. We are not a loan party under the Senior Secured Credit Agreement.

The Senior Secured Credit Agreement contains customary affirmative and negative covenants including, among other things, limitations on the loan parties’ ability to engage in certain transactions, incur debt, pay dividends and make investments. If letters of credit in excess of $1.0 million or any revolving loans are outstanding at the end of any fiscal quarter, then the secured net leverage ratio cannot exceed 4.5:1.0 as of the end of the applicable fiscal quarter. The borrowers under the Senior Secured Credit Agreement did not have any borrowings under the revolving facility and did not have letters of credit in excess of $1.0 million on any measurement date during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012.

Loans under the Senior Secured Credit Agreement bear interest at a rate per annum equal to an applicable margin plus, at the borrowers’ option, either (i) a LIBOR rate (with a floor of 1.25% on term loans and a floor of 1.00% on revolving loans), or (ii) a base rate (with a floor of 2.25% on term loans and a floor of 2.00% on revolving loans). The applicable margin for term loans with respect to LIBOR borrowings is 7.0% and with respect to base rate borrowings is 6.0%. The interest rate on the term loan was 8.25% as of August 29, 2014 and August 30, 2013. The applicable margin for revolving loans adjusts every quarter, based on the Secured Net Leverage Ratio for the most recent fiscal quarter for which financial statements were delivered to the lenders. The applicable margin for revolving loans with respect to LIBOR borrowings ranges from 3.75% to 4.00% and the applicable margin for revolving loans with respect to base rate borrowings ranges from 2.75% to 3.00%. Interest on base rate loans under the Senior Secured Credit Agreement is payable on the last day of each February, May, August and November. Interest on LIBOR-based loans under the Senior Secured Credit Agreement is payable every one, two, three, six, nine or 12 months after the date of each borrowing, dependent on the particular interest rate selected with respect to such borrowing.

The Senior Secured Credit Agreement requires quarterly scheduled principal payments of term loans. During the three months ended November 28, 2014, and in fiscal 2014, 2013 and 2012, the borrowers made scheduled principal payments totaling $3.3 million, $9.4 million, $8.2 million and $2.9 million, respectively. The remaining quarterly payments are in the amounts of $3.3 million per quarter for the remainder of fiscal 2015 through and including the third quarter of fiscal 2017. The balance of the principal amount then outstanding is due in full on the maturity date of August 26, 2017. The required principal payment amounts may be reduced by certain permitted prepayments of principal.

The borrowers have the right at any time to make optional prepayments of the principal amounts outstanding under the Senior Secured Credit Agreement.

The Senior Secured Credit Agreement also requires certain mandatory prepayments of principal whereby the borrowers must prepay outstanding loans, subject to certain exceptions, which includes, among other things:

•

75% of excess cash flow after each fiscal year if the Secured Net Leverage Ratio is greater than 2.0:1.0; 50% of excess cash flow if the Secured Net Leverage Ratio is greater than 1.5:1.0 but less than or equal to 2.0:1.0; 25% of excess cash flow if the Secured Net Leverage Ratio is greater than 1.0:1.0 but less than or equal to 1.5:1.0; and 0% of excess cash flow if the Secured Net Leverage Ratio is less than or equal to 1.0:1.0, which amounts will be reduced by any permitted voluntary prepayments of principal made in the applicable fiscal year;

•	100% of the net cash proceeds of certain asset sales or other dispositions of property of the borrower or any restricted subsidiary, subject to the borrowers’ rights to reinvest the proceeds; and

•	100% of the net cash proceeds from the incurrence of debt by any restricted subsidiary, other than proceeds from certain debt to be incurred under the Senior Secured Credit Agreement.

As of November 28, 2014, the outstanding principal balance of term loans under the Senior Secured Credit Agreement was $242.0 million, and there were no outstanding borrowings under the revolving loan.

The future minimum principal payments under the term loan as of November 28, 2014 are (in thousands):

Fiscal Year:	Amount
2015 (remaining nine months)	$9,944
2016	13,258
2017	218,760

Total	$241,962

BNDES Credit Agreement

In December 2013, SMART Brazil, one of our Brazilian subsidiaries, entered into the BNDES Credit Agreement. Under the BNDES Credit Agreement, a total of R$50.6 million (or $20.7 million) is available to SMART Brazil for investments in infrastructure, research and development in Brazil and acquisitions of equipment not otherwise available in the Brazilian domestic market. Our obligations under the BNDES Credit Agreement are guaranteed by Banco Itaú BBA S.A., or Itaú Bank, which guarantee is in turn secured by a guarantee from SMART Brazil and SMART do Brazil and a commitment by SMART Brazil to maintain minimum cash balances with Itaú Bank of at least R$6.0 million (or $2.5 million) which is shown on our consolidated balance sheets as restricted cash.

Approximately half of the available debt under the BNDES Credit Agreement accrues interest at a fixed rate of 3.5% per annum while the other half accrues interest at a floating rate of 0.5% above the TJLP rate published by the Central Bank of Brazil, or BZTJLP, corresponding to an effective interest rate of 5.5% per annum. The BNDES facility is a term loan fully amortizing in 48 equal monthly installments of R$1.1 million (or $0.5 million) per month beginning on August 15, 2015 with the final principal payment being due on July 15, 2019.

While the BNDES Credit Agreement does not include any financial covenants, it does contain affirmative and negative covenants customary for a loan of this nature, including, among other things, an obligation to comply with all laws and regulations, including those relating to workplace safety, environment and the hiring of handicapped or disabled people; an obligation to draw down the entire loan within 18 months; and a prohibition against the disposition or encumbrance, without BNDES consent, of intellectual property developed with the funds from the loan.

As of November 28, 2014, our outstanding debt was R$44.8 million (or $18.3 million) under the BNDES Credit Agreement, of which R$22.4 million (or $9.1 million) accrues interest at the fixed rate of 3.5% and R$22.4 million (or $9.2 million) accrues interest at the floating rate of 0.5% above BZTJLP (5.0%). We have a right to draw an additional R$5.8 million (or $2.4 million) under the BNDES Credit Agreement.

Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and they at times require the most difficult, subjective and complex estimates.

Revenue Recognition

Our product revenues are predominantly derived from the sale of specialty memory solutions, including memory modules, Flash memory cards and solid state storage products, which we design and manufacture. We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Product revenue typically is recognized at the time of shipment or when the customer takes title to the goods. Amounts billed to customers related to shipping and handling are classified as sales, while costs incurred by us for shipping and handling are classified as cost of sales. Taxes, including value-added taxes, assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction are excluded from revenue.

Our service revenues are derived from procurement, logistics, inventory management, temporary warehousing, kitting and packaging services. The terms of our contracts vary, but we generally recognize service revenue upon the completion of the contracted services. Our service revenue is accounted for on an agency basis. Service revenue for these arrangements is typically based on material procurement costs plus a fee for the services provided. We determine whether to report revenue on a net or gross basis depending on a number of factors, including whether we are the primary obligor in the arrangement, have general inventory risk, have the ability to set the price, have the ability to determine who the suppliers are, can physically change the product or have credit risk. Under some service arrangements, we retain inventory risk. All inventories held under service arrangements are included in the inventories reported on the consolidated balance sheet.

The following is a summary of our gross billings to customers and net sales for services and products (in thousands):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
Service revenue, net	$10,060	$8,917	$37,788	$29,196	$33,221
Cost of purchased materials—service(1)	361,979	330,995	1,454,561	1,018,966	933,875

Gross billings for services	372,039	339,912	1,492,349	1,048,162	967,096
Product net sales	174,986	165,857	684,592	500,636	457,221

Gross billings to customers	$547,025	$505,769	$2,176,941	$1,548,798	$1,424,317

Product net sales	$174,986	$165,857	$684,592	$500,636	$457,221
Service revenue, net	10,060	8,917	37,788	29,196	33,221

Net sales	$185,046	$174,774	$722,380	$529,832	$490,442

(1)	Represents cost of sales associated with service revenue reported on a net basis.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product family. Among other factors, we consider historical demand and forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. We adjust the carrying values to approximate the lower of our manufacturing cost or net realizable value. Inventory cost is determined on a specific identification basis and includes material, labor and manufacturing overhead. From time to time, our customers may request that we purchase and maintain significant inventory of raw materials for specific programs. Such inventory purchases are evaluated for excess quantities and potential obsolescence and could result in a provision at the time of purchase or subsequent to purchase. Inventory levels may fluctuate based on inventory held under service arrangements. Our provisions for excess and obsolete inventory are also impacted by our arrangements with our customers and/or suppliers, including our ability or inability to re-sell such inventory to them. If actual market conditions or our customers’ product demands are less favorable than those projected or if our customers or suppliers are unwilling or unable to comply with any arrangements related to their purchase or sale of inventory, additional provisions may be required and would have a negative impact on our gross margins in that period. We have had material inventory write-downs in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs, and we may be required to do so from time to time in the future.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and credit carry-forwards. When necessary, a valuation allowance is recorded or reduced to value tax assets to amounts expected to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs. U.S. income and foreign withholding taxes are not provided on that portion of unremitted earnings of foreign subsidiaries that are expected to be reinvested indefinitely.

After excluding ordinary losses in a tax jurisdiction for which no tax benefit can be recognized, we estimate our annual effective tax rate and apply such rate to year-to-date income, adjusting for unusual or infrequent items that are treated as discrete events in the period. We also evaluate our valuation allowance to determine if a change in circumstances causes a change in judgment regarding realization of deferred tax assets in future years. If the valuation allowance is adjusted as a result of a change in judgment regarding future years, that adjustment is recorded in the period of such change affecting our tax expense in that period.

The calculation of our tax liabilities involves accounting for uncertainties in the application of complex tax rules, regulations and practices. We recognize benefits for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition of a benefit (or the absence of a liability) by determining if the weight of available evidence indicates that it is more likely than not that the position taken will be sustained upon audit, including resolution of related appeals or litigation processes, if any. If it is not, in our judgment, more likely than not that the position will be sustained, then we do not recognize any benefit for the position. If it is more likely than not that the position will be sustained, a second step in the process is required to estimate how much of the benefit we will ultimately receive. This second step requires that we estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on a number of factors including, but not limited to, changes in facts or circumstances, changes in tax law, new facts, correspondence with tax authorities during the course of an audit, effective settlement of audit issues and commencement of new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value, less cost to sell.

Share-Based Compensation

We recognize compensation costs related to share-based awards granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting share-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the share-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

We have used the Black-Scholes valuation model to assist us in determining the fair value of share-based awards. The Black-Scholes model requires the use of subjective and highly complex assumptions which determine the fair value of share-based awards. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The expected volatility is based on the historical volatilities of the common stock of comparable publicly traded companies. The expected term of options granted represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the historical exercise patterns. The risk-free interest rate for the expected term of the option is based on the average U.S. Treasury yield curve at the end of the quarter in which the option was granted.

We used the following assumptions to value options granted under our various equity plans during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014, 2013 and 2012:

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014		August 30, 2013
	SGH Plan	Memory Plan	SGH Plan	Memory Plan	Memory Plan	Storage Plan
	(unaudited)
Stock options:
Expected term (years)	5.3	5.3	5.3	5.3	5.3	5.3
Expected volatility	49.51%	56.65%	51.53%	51.53% – 56.65%	57% – 66%	57% – 65%
Risk-free interest rate	1.49%	1.74%	1.80%	1.74% – 1.84%	0.85% – 1.93%	0.85% – 1.93%
Expected dividends	—	—	—	—	—	—

The following table sets forth our total share-based compensation expense during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014, 2013 and 2012 (in thousands):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013	August 31, 2012
Cost of sales	$178	$240	$758	$1,179	$1,479
Research and development	188	252	767	4,089	2,905
Selling, general and administrative	1,025	1,889	4,892	8,349	9,539

Total	$1,391	$2,381	$6,417	$13,617	$13,923

Fair value of ordinary shares. The fair value of the ordinary shares underlying our share options for each of our equity plans has historically been determined by our board of directors. Because there has been no public market for our ordinary shares and in the absence of recent arm’s length cash sales transactions of our ordinary shares with independent third parties, our board of directors has determined the fair value of our ordinary shares by considering at the time of grant a number of objective and subjective factors, including the following: the value of tangible and intangible assets of our company, the present value of anticipated future cash flows of our company, the market value of stock or equity interests in similar corporations and other entities engaged in businesses substantially similar to those engaged in by our company, our current financial condition and anticipated expenses, our need for additional capital, current and potential strategic relationships and competitive developments and periodic valuations from an independent third-party valuation firm.

The valuations used the income, guideline and transaction approaches based on our expected future cash flows and applied a discount for lack of marketability. The guideline approach measures value on a minority-interest basis; the transaction and income approaches measure value on a controlling basis. This approach is outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” as the probability weighted expected return method. Enterprise values were calculated based on three exit scenarios, including an initial public offering, merger or acquisition, or M&A, and continuing to operate on a standalone basis. Each value was weighted equally together to arrive at an indicated enterprise value. In estimating the value of equities, management estimated a term for each of the initial public offering, M&A and continuing to operate on a stand-alone basis scenarios.

Following the completion of this offering, the fair value of our ordinary shares generally will be determined by reference to the closing sales price of a share of our ordinary shares on the grant date (or if there is no closing price as of such date, the last preceding date for which a closing sales price is quoted); provided, that with respect to any equity awards granted after the effectiveness of the registration statement of which this prospectus forms a part, but prior to the date on which the shares subject to this offering are publicly traded, the fair value will be the initial public offering price set forth on the cover page of this prospectus.

Quantitative and Qualitative Disclosure about Market Risk

Our exposure to market rate risk includes risk of foreign currency exchange rate fluctuations, changes in interest rates and translation risk.

Foreign Exchange Risks

We are subject to inherent risks attributed to operating in a global economy. Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency values and exchange rates. Because a portion of our sales are denominated in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in a particular country, possibly leading to a reduction in sales and profitability in that country. A significant portion of the sales of our products are denominated in reais. In addition, we have certain costs that are denominated in foreign currencies, and decreases in the value of the U.S. dollar could result in increases in such costs that could have a material adverse effect on our results of operations. We do not currently purchase financial instruments to hedge foreign exchange risk, but may do so in the future.

As a result of our international operations, we generate a portion of our net sales and incur a portion of our expenses in currencies other than the U.S. dollar, particularly the reais. We present our combined financial statements in U.S. dollars, and we must translate the assets, liabilities, net sales and expenses of a substantial portion of our foreign operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our combined financial statements, even if their value has not changed in their local currency. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and equity. Approximately 53%, 56%, 46% and 40% of our net sales during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively, originated in reais. As a result, changes in foreign currency exchange rates impact our reported results.

During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, we recorded $2.8 million, $0.6 million, $2.6 million and $2.5 million, respectively, of foreign exchange losses primarily related to our Brazilian operating subsidiaries.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term and short-term debt, including the $242.0 million aggregate balance under the term loan under the Senior Secured Credit Agreement and R$44.8 million (or $18.3 million) under the BNDES Credit Agreement as of November 28, 2014. Although we did not have any revolving balances outstanding as of November 28, 2014, the revolving facility under the Senior Secured Credit Agreement provides for borrowings of up to $50 million that would also bear interest at variable rates. Assuming that we will satisfy the financial covenants required to borrow and that the Senior Secured Credit Agreement is fully drawn and other variables are held constant, each 1.0% increase in interest rates on our variable rate borrowings would result in an increase in annual interest expense and a decrease in our cash flow and income before taxes of $3.0 million per year.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

BUSINESS

Overview

We are a global leader in specialty memory solutions, serving the electronics industry for over 25 years. As part of our global business, we have established a leading market position, as measured by market share, in Brazil as the largest in-country manufacturer of memory for desktops, notebooks and servers and we believe we are well positioned to participate in Brazil’s growing smartphone and tablet markets. We also have a leading market position worldwide, measured by revenue, in specialty memory where we work closely with OEM customers to develop memory solutions, which incorporate customer-specific requirements. We believe our customers rely on us as a strategic supplier due to our customer-specific designs, product quality and technical support, our global footprint and, in Brazil, our ability to provide locally manufactured memory products. We also provide customized, integrated supply chain services to certain OEM customers to assist them in the management and execution of their procurement processes. Our global, diversified customer base includes over 250 end customers such as Cisco, Dell and HP.

Since 2002, when we commenced our operations in Brazil, we have invested over $120 million to build and improve our advanced manufacturing facilities and have assembled and trained a staff of over 480 employees, who comprise many of the leading semiconductor technology professionals in the country. In Brazil, we process imported wafers and cut, package and test them to create memory components, which are DRAM and Flash ICs used to manufacture modules and other memory and Flash-based products. We have a strategic, long-term relationship with a global memory wafer supplier that has provided us with a stable source of competitively priced wafers for the Brazilian market and has provided our supplier with access to that market through our in-country infrastructure and capabilities. Our business in Brazil has historically focused on DRAM components and modules for desktops, notebooks and servers, where local content and tax regulations provide substantial financial incentives to our customers to procure locally manufactured memory products, particularly when they are made with locally processed components. We have begun to leverage our experience and success in these markets to expand into high-growth markets for Flash-based products, which include SSDs and microSD cards. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, these products accounted for 16%, 8%, 11% and 2%, respectively, of our net sales in Brazil. We are also expanding into mobile memory for smartphones and tablets in Brazil where additional local content requirements and tax incentives, as discussed below, have been introduced. Based on BMI’s expected unit sales for mobile phones and tablets in Brazil, along with our average selling price of approximately $8.50 per component for mobile memory during the three months ended November 28, 2014, we believe that the total addressable market for locally produced mobile memory for mobile phones and tablets in Brazil will reach approximately $454 million by 2017. We have also demonstrated our ability to service the smartphone and tablet market in Brazil as we are now qualified at five of the top ten mobile vendors in Brazil representing, according to ITData Consultoria, 75% of the mobile phones and tablets sold in Brazil in 2013.

The Brazilian government has a long history of utilizing local content requirements to promote job creation, sustain economic growth and increase the competitiveness of various domestic industries. Local content requirements have been important in the development of numerous industries in Brazil, including automotive, oil and gas, aerospace, healthcare and IT. Beginning in 1991, local content regulation was introduced to vitalize Brazil’s IT industry. Specifically, requirements for locally manufactured memory have been in place for over 20 years and have increased significantly over time as manufacturing capacity has increased. For example, in notebooks, the requirement for locally manufactured DRAM ICs has increased from 30% in 2010 to 80% in 2014, which means that 80% of the DRAM modules purchased by an OEM in 2014 for use in notebooks for the Brazil market must contain ICs locally manufactured in order for the OEM to qualify for certain tax benefits. As a result of the proliferation of mobile devices, the requirement for locally manufactured embedded memory for smartphones was introduced in March 2014, with the requirement starting at 15% in 2014 and increasing to 50% by 2017. With the local content requirements for various IT products increasing, we believe that our local manufacturing capabilities provide a valuable and differentiated offering to our OEM customers in Brazil. We also believe that our long-term relationships with many of these customers as the largest supplier of locally manufactured memory products provides us with stability and visibility for our Brazilian business, as well as significant growth prospects.

In our specialty memory solutions business, we focus on providing extensive customer-specific design, manufacturing, technical support and value-added testing services that differ from the core focus of standard memory module providers. We collaborate closely with our global OEM customers throughout their design process and across multiple projects to create memory solutions for demanding applications with differentiated requirements, such as specific form factors, higher density, lower power, specific firmware or greater durability and reliability compared to standard memory modules. We target opportunities where we believe we can be a primary supplier of longer-lifecycle memory solutions to OEM customers for diverse and growing end markets within the networking, communications, storage, industrial, medical and automotive industries. In our specialty memory solutions business, we offer an extensive portfolio of over 2,000 products, which include all generations of DRAM, as well as embedded and removable Flash, enterprise memory and hybrid volatile and non-volatile memory solutions. We complement our specialty memory solutions with our customized, integrated supply chain services, which enable our customers to manage supply chain planning and execution with reduced costs and increased productivity. Our supply chain services are based on our proprietary software solutions and are integrated with our customers’ procurement management systems as well as our suppliers’ distribution management systems. We believe our close collaboration with customers, customer-specific designs, long-lifecycle solutions and proprietary supply chain services create significant customer attachment, allow us to identify new opportunities for growth and provide us with a high level of relative visibility and stability through macroeconomic cycles.

We sell our solutions directly to a diversified base of global OEMs. Our top 10 end customers, five of which have been end customers for over a decade, accounted for 67% and 65% of our net sales in fiscal 2014 and 2013, respectively. Our global sales channel consists of a direct sales force supported by a broad network of independent sales representatives located throughout North America, Latin America, Europe and Asia. Our integrated sales process incorporates our direct sales force and customer service representatives and a high level of involvement from our senior executives. Our on-site field application engineers, or FAEs, collaborate with our OEM customers and provide insight into their product roadmaps, allowing us to identify opportunities to grow our business. The combination of our integrated sales network with our FAEs allows us to be more responsive to each customer’s unique requirements, enabling us to navigate the complex qualification processes at leading global OEMs. We believe our strong and often longstanding relationships with our customers reinforces our competitive position. Furthermore, we believe our business has relatively low capital expenditure requirements, and we have been able to leverage a flexible cost structure to maintain generally stable margins throughout market cycles.

We generated net sales of $185.0 million during the three months ended November 28, 2014, $722.4 million in fiscal 2014, $529.8 million in fiscal 2013 and $490.4 million in fiscal 2012. Our net sales grew 6% during the three months ended November 28, 2014 over the same period in the prior year, 36% in fiscal 2014 over fiscal 2013 and 8% in fiscal 2013 over fiscal 2012. Because a significant portion of our sales and operations are increasingly focused on Brazil, sales to customers in Brazil have grown to account for 53%, 56%, 46% and 40% of our net sales during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively. Our net loss was $8.6 million and $14.4 million during the three months ended November 28, 2014 and in fiscal 2014, our net income was $176.3 million in fiscal 2013 and our net loss was $72.5 million in fiscal 2012. Our loss from continuing operations was $8.6 million during the three months ended November 28, 2014, $14.4 million in fiscal 2014, $51.3 million in fiscal 2013 and $41.7 million in fiscal 2012. Our net income in fiscal 2013 included a gain on the sale of discontinued operations of $252.5 million.

Our Industry

We believe that significant opportunities exist across the major markets in which our business operates due to the increasing global demand for existing and next generation memory technologies and OEM requirements for high quality and reliability backed by premium service and support. We believe that a number of trends are driving the expansion of our market opportunity in Brazil and elsewhere:

Memory continues to be critical to system performance. With the growth in mobility, cloud computing and data intensive applications, the importance of and demand for memory continues to increase. According to Gartner, worldwide demand for DRAM and NAND Flash memory units will increase by 68% and 90%, respectively, from 2013 to 2015. The increasing diversity of demanding applications requires memory solutions tailored to meet these varying and growing needs. Memory density also continues to increase. We believe that, 4Gb die will become the next leading DRAM density by 2015. According to Gartner, 4Gb die will account for 78% of worldwide bit shipments by 2015, up from 4% in 2012. The Gartner report shows forecasts that 8Gb die will grow rapidly in 2014, with 4Gb and 8Gb die accounting for an aggregate of 96% of worldwide bit shipments by 2018. Higher memory densities, lower power requirements and increasingly smaller form factors are especially important in mobile and embedded devices, where high performance and lower power consumption are critical.

Stabilization of DRAM market. Industry consolidation, increased capital expenditure requirements, continued technology advancements and the shift in new production from DRAM to NAND have stabilized global DRAM supply and pricing in recent years. According to Gartner, the worldwide DRAM market is expected to grow from $34.9 billion in 2013 to $36.1 billion in 2018. Furthermore, according to Gartner, the top three memory suppliers have increased their worldwide market share from 62.4% in 2012 to 70.8% in 2013, with the top three DRAM suppliers increasing their worldwide market share from 78.7% of the $26.2 billion DRAM market to 92.0% (pro forma for Micron’s acquisition of Elpida in July 2013) of the $34.9 billion DRAM market over the same period. In addition, a Gartner report shows an increase in worldwide DRAM demand for smartphones and tablets, which appears to offset the decline in worldwide DRAM demand for desktops, notebooks and servers in 2013. We believe this trend is expected to continue through 2018. Continuous advancements in process geometries require significant capital investments, making it difficult for new entrants and for existing suppliers to increase memory supply.

Flash memory market continues to grow. Flash consumption is driven by the growth in demand for smartphones, tablets, SSDs and other NAND-based applications. According to Gartner, the worldwide NAND market is expected to grow from $28.9 billion in 2013 to $43.7 billion by 2018, representing an 8.7% CAGR.

Rapid growth for embedded memory. The market shift from removable memory solutions to embedded solutions is being driven by the need for lower power, smaller form factor and reduced cost. According to Gartner, the worldwide market for eMMC grew from $4.2 billion in 2012 to $6.5 billion in 2013, a 52% year over year increase. eMMC solutions are currently used in a multitude of industries and are expected to continue to be utilized in the growing automotive, industrial, medical and networking markets that are driven by high density and low power requirements. These markets are characterized by long-life cycle products, customer-specific requirements and the need for reliable and secure solutions. As a result, OEMs are demanding reliable sourcing from suppliers that also can provide high-touch service and support.

Increasing memory demand for smartphones and tablets in Brazil. Consumer demand for smartphones and tablets in Brazil is expected to grow at a significant rate, supported by the growing middle class, improvement in cellular and wireless infrastructure and current low levels of penetration of mobile devices. According to the Brazilian Institute of Geography and Statistics, the Brazilian middle class expanded from 38% of the population, or 67 million people, in 2002 to 52% of the population, or 102 million people, in 2012, and is expected to increase to 57% of the population, or 119 million people, by 2022. As a result, smartphone and tablet penetration is expected to increase significantly. According to BMI, sales of mobile phones in Brazil are expected to reach 79.1 million units in 2015 (a 6.7% increase over 2013), and to grow to 84.9 million units in 2017, of which smartphones are expected to account for 51.4 million units in 2015 (a 60.7% increase over 2013) and 56.3 million units in 2017, and smartphone penetration among the adult population in Brazil is expected to reach 62% by the end of 2015. Sales of tablets in Brazil are expected to reach 12.4 million units in 2015, a 61.3% increase over 2013, and to grow to 13.7 million units by 2017. We expect this increase in smartphone and tablet penetration to drive a corresponding increase in the demand for mobile memory components and modules.

Increasing local content requirements in Brazil and other incentives. Local content requirements have been central to the Brazilian regulatory environment since the 1960s. These regulations are aimed at promoting job creation, sustaining economic growth and increasing the competitiveness of various domestic industries, and have helped enable a significant expansion of the Brazilian middle class. Local content requirements have been instrumental in the development of numerous key industries in Brazil, including automotive, oil and gas, aerospace, healthcare and IT. For example, local content regulation in Brazil’s automotive industry has helped the country become the world’s fourth largest automotive market and seventh largest producer of cars and commercial vehicles in 2013, according to the International Organization of Motor Vehicle Manufacturers. Once implemented, Brazil’s local content requirements have been generally maintained or increased over time. In 2012, regulations were passed that require that automotive companies perform certain manufacturing activities in Brazil, and the granting of tax relief is conditioned on the amount of local content applied within the manufacturing process.

In the IT industry, government programs have been introduced to incentivize manufacturers to establish and expand their operations in Brazil and to incentivize OEMs to purchase locally-manufactured components for their products.

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Lei da Informática—Processo Produtivo Básico (PPB/IT Program), 1991: Provides for significant tax benefits for companies that develop or produce computing and automation goods locally and invest in IT-related research and development in Brazil. The PPB/IT Program requirements for local content are published publicly on a periodic basis and typically include the requirements for the three- to four-year period following publication. The PPB/IT Program requirements for locally sourced memory components from calendar years 2006 to 2017 are set forth below.

Local Content Requirements
PPB/IT Program Requirements for PC and Server Memory		2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Notebook DRAM	IC Packaging	0%	0%	0%	30%	30%	40%	50%	60%	80%	80%	80%	80%
Desktop DRAM	IC Packaging	10%	10%	10%	10%	10%	10%	10%	30%	50%	60%	80%	80%
Server DRAM	IC Packaging	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%

PPB/IT Program Requirements for Mobile Memory		2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Notebook SSD	IC Packaging	0%	0%	0%	0%	0%	35%	40%	30%	40%	40%	40%	40%
SSD Module	Flash IC Packaging	0%	0%	0%	0%	0%	0%	0%	40%	60%	80%	80%	80%
Tablets (All Memories Combined)	IC Packaging	0%	0%	0%	0%	0%	0%	0%	30%	40%	50%	60%	80%
Mobile/Smartphones	microSD Cards	0%	0%	0%	0%	0%	0%	5%	5%	10%	20%	40%	50%
	All Other Memory Types(1)	0%	0%	0%	0%	0%	0%	0%	0%	15%	25%	40%	50%

(1)	Includes mobile DRAM, eMMC and eMCP.

Source: Brazilian Ministry of Science, Technology and Innovation, Interministerial Ordinances 23/2013, 46/2013, 53/2013, 60/2013, 80/2014, 263/2014 and 306/2012.

OEMs that are PPB/IT Program-compliant and who fulfill the above local content requirements receive substantial benefits, including a reduction in excise taxes on their purchases from qualified suppliers as well as a reduction in the taxes that they are required to charge on sales to their end customers. We estimate that the aggregate of the PPB/IT Program-related tax benefits could range from 15% to as high as 36% of the resale value of the OEM’s end products. These tax benefits provide a strong incentive for OEMs to purchase products from local content manufacturers such as us.

Other tax incentives introduced to incentivize manufacturers to establish and expand their operations in Brazil, include the following:

•	Lei do Bem, 2005: Fosters technology innovation in Brazil by providing a reduction in corporate income tax through allowance of expenses related to research and development activities.

•	Support Program for the Technological Development of the Semiconductor and Display Industries (PADIS), 2007: Awards incentives and significant tax relief, including reductions in the Brazilian aggregate statutory income tax rates, to semiconductor and display companies that invest in research and development and that promote the development, design, testing and packaging processes in Brazil. Furthermore, combining PADIS and PPB/IT Program-compliance provides additional financial incentives to OEMs that purchase modules containing components that are locally processed from wafers.

In addition to tax incentives, the government of Brazil has chartered BNDES to assist companies that wish to invest in strategic industries in Brazil by providing financing on terms more attractive than usually available in the local market. This assistance is intended to achieve the Brazilian government’s goal of enhancing its domestic technology sector and other industries by helping companies improve and expand their operations in Brazil.

Our Competitive Strengths

We believe our core competitive strengths include:

Strong presence in Brazil. We are the largest local manufacturer of DRAM components and DRAM modules for the desktop, notebook and server markets in Brazil as measured by market share. We are also the first company to develop manufacturing capabilities for Flash-based products in Brazil, where we are the leading manufacturer of mobile memory products, such as Mobile DRAM, eMMC, eMCP and other Flash-based products (such as microSD cards and USB Flash drives). We benefit from having a first mover advantage in Brazil (having invested over $120 million in the country since 2002 to build and improve our advanced manufacturing facilities) and understand government initiatives and how to navigate regulatory requirements to benefit our company and our customers. We believe we are well-positioned to maintain our established leadership in Brazil’s memory market and to extend our leadership to the growing mobile memory market.

Our experience in Brazil has helped us develop expertise in semiconductor technology and advanced manufacturing that allows us to be a trusted local supplier to OEMs. We have demonstrated our ability to produce solutions with shrinking geometries and increasing complexity. In addition, we benefit from a strategic wafer supply relationship that has provided us with a strong, continuous supply of competitively priced wafers for use in the local market. Through this relationship, our collaboration on technology and processes with key suppliers and our continued capital investment, we strive to maintain our advanced manufacturing capabilities and operate at a high level of efficiency with capabilities and scale that are difficult for a competitor to replicate. We have also made significant investments in assembling and training a staff of over 480 employees, who comprise many of the leading semiconductor technology professionals in the country. In anticipation of future growth in the market for mobile memory products, such as smartphones and tablets, we expanded our facilities in Brazil in March 2014.

Well-positioned to benefit from Brazilian local content regulations. Increasing local content requirements help drive our growth strategy in Brazil. Global suppliers of memory components and modules not manufactured in Brazil cannot address the local content purchasing requirements of OEM customers selling products in Brazil. As a result of our infrastructure, scale and capabilities in Brazil, we are able to satisfy these local content requirements, providing us with a significant advantage.

Business model focused on specialized markets with high barriers to entry and strong customer collaboration. The complexity of applications today requires sophisticated memory solutions with a high degree of specialization and customization to fulfill the requirements of OEMs. We focus on opportunities in markets that feature products with longer life cycles (typically five to seven years), specialized form factors and customized firmware, which typically require intensive and time consuming qualification processes and create high switching costs for our customers. Our research and development teams are closely aligned with our customers, and this collaboration enables early stage adoption of our solutions and significant visibility into our customers’ product roadmaps. Our global supply chain services complement our specialty memory solutions and foster further customer attachment. Our high level of collaboration and integration with our customers make it difficult, costly and time-consuming for them to switch to an alternative supplier.

Global footprint and delivery network. We are located near many of our largest customers and their manufacturing partners around the world, offering extensive global manufacturing, engineering and supply chain management capabilities. We have three manufacturing facilities located in the United States, Brazil and Malaysia; eight facilities with engineering and research and development operations located in five countries; and employees located in nine countries across the world. Our established global network of component sources helps to ensure that our pricing remains competitive and that we are able to provide a stable source of supply for our customers.

Advanced manufacturing capabilities. We have invested in facilities and processes tailored to meet the exacting demands and specialized requirements of our OEM customers while maintaining a high level of efficiency, quality and productivity. Our advanced processes enable us to provide quick turnaround to meet our customer demands. Our extensive quality control programs and sophisticated test capabilities help to ensure a low defect rate and, for markets that require it, we offer reliability testing and screening substantially above standard industry practices. Our advanced manufacturing capabilities and processes are ISO 9001:2008, 14001:2004 and OHSAS 18001:2007 compliant, and our manufacturing facilities have been audited for compliance with the standards of the Electronics Industry Citizenship Coalition, or EICC, which is increasingly a requirement of major global OEMs.

Flexible operating model. We believe our operating model has enabled us to maintain margins that are more stable than those of many of the largest memory manufacturers, as such memory manufacturers own their own semiconductor fabs. As we do not own or operate our own semiconductor fabs, we have low capital expenditures relative to semiconductor manufacturers. Our business also is characterized by low fixed costs. Both factors have helped us maintain generally stable margins through market cycles.

Proven management team with history of execution. We have an experienced and long-serving senior management team with an average tenure of approximately 15 years. The management team has a successful track record of operating the business through many market cycles and industry changes. Our senior management team has deep relationships throughout the sector and extensive knowledge of the global memory market as well as the Brazilian IT industry and regulatory environment.

Our Strategy

Our goals are to further strengthen our leadership position in the design, manufacture and supply of specialty memory solutions for leading OEMs and to pursue opportunities for growth in existing and new markets. We are pursuing the following strategies to achieve our goals:

Maintain our existing leadership in Brazil and enhance our manufacturing capabilities. We plan to continue to invest in our Brazilian desktop, notebook and server DRAM businesses to ensure that we are well positioned to maintain our leadership in these markets. We are enhancing our manufacturing capabilities to meet the increasing technological requirements of improved and new generations of DRAM devices needed to address the demand for our memory products manufactured in Brazil. We expect these enhancements to enable us to improve efficiencies, increase yields and advance our competitive position in our core DRAM businesses.

Capture growing mobile memory market in Brazil. We are leveraging our experience and success in our desktop, notebook and server DRAM business to expand into high-growth markets for mobile memory. We will seek to grow our market share with OEMs that are currently utilizing imported mobile memory components to manufacture smartphones and tablets in Brazil, as local content requirements for mobile memory components, such as eMMC, eMCP and mobile DRAM, have recently been implemented. In December 2013, one of our subsidiaries in Brazil obtained financing from BNDES to purchase capital equipment and invest in further expansion of our operations in Brazil. We expect to utilize much of the proceeds from this BNDES facility to purchase capital equipment and expand our manufacturing capabilities to capture growth opportunities in the mobile memory market. We believe our investments in infrastructure, customer relationships and broad set of solutions position us to capitalize on growing mobile memory demand and increasing local content requirements.

Maintain our leadership in specialty memory. We intend to remain a leader among specialty memory suppliers. We will continue to focus on delivering innovative solutions to help our customers improve functionality, reduce costs and speed their time-to-market. To ensure we can meet the demands of our existing customers, we will continue to invest in research and development, our facilities and our workforce, especially as our new product offerings in DDR3 and embedded Flash memory continue to ramp.

Expand our total addressable market by offering innovative new products and by capitalizing on new market opportunities. We intend to leverage our experience and capabilities to launch new products and expand into new markets. We believe this will allow us to further penetrate our existing customers as well as increase the number of customers that we serve. Our strategy is based on providing specialized products that require levels of service and support that larger semiconductor manufacturers often do not provide. As part of this strategy, we plan to introduce eMMC product lines for the automotive, networking, communications, industrial and medical markets, where we expect strong growth for eMMC solutions. We believe that our long-term customer and supplier relationships provide a key advantage in gaining entry into new markets. In addition, we plan to continue investing in innovation in strategic areas, such as Flash and solid state storage and the evolving technology transition to DDR4.

Expand our global coverage. Devices and applications using memory are required in every region of the world, requiring OEMs to maintain a global supply chain to meet that demand. In addition to the United States and Brazil, we plan to increase our presence internationally and target new OEM and ODM customers in Europe and Asia.

Our Products and Services

We design, manufacture and supply specialty memory solutions for leading OEMs worldwide. By working closely with our customers we are able to deliver technically advanced products designed to meet their specific needs. As a result of close collaboration with our customers and suppliers, we are able to design competitive solutions to satisfy our customers’ memory and storage requirements, shorten their time-to-market and enhance the performance of their end products. We complement our products with a wide array of integrated supply chain services that enable our customers to manage supply chain planning and execution to reduce costs and increase productivity.

Memory Products

	Category	Description	SMART Product
Brazil	DRAM Components		• DRAM ICs
	DRAM Modules	Modules for desktops, notebooks and servers	• RDIMM, UDIMM, SODIMM, DIMM
	Flash Components		• Flash ICs
	Mobile Memory	Mobile DRAM and Flash products for mobile devices	• LPDDR2, eMMC, eMCP • Flash FBGA • Flash: LGA / microSD / UFD • Flash: SSD
Specialty Memory	DRAM	Specialty DRAM modules: • DDR4 • DDR3 • DDR2 • DDR • PC133/100 • FPM/EDO • SDRAM	• NVDIMM • LRDIMM • FBDIMM • RDIMM • UDIMM • SO-DIMM • Mini-DIMM • XR-DIMM • MIP: Module in a package
	Flash	Embedded and Removable NAND Flash: • SLC • MLC	• eMMC • CF: CF card, CFast • SATA: mSATA, Slim SATA, • 2.5” SSD, M.2 • EFD: Embedded flash drive • USB: eUSB, Enterprise USBMK • SD cards • microSD cards • Legacy: IDE, PC cards
Supply Chain Services	Supply Chain Services	Customized, integrated supply chain services to assist customers in the management and execution of their procurement processes	• Procurement • Inventory management • Temporary warehousing • Kitting • Packaging services

DRAM

In Brazil, we process imported wafers and cut, package and test them to create DRAM memory components used to manufacture modules and other products. We also manufacture standard, high-volume DRAM modules for desktop, notebook and server applications. Recently, we have begun to manufacture mobile DRAM components to address new markets in Brazil for mobile products, such as smartphones and tablets.

In our specialty memory solutions business, we offer an extensive lineup of DRAM modules utilizing a wide range of DRAM technologies from legacy Fast Page/Extended-Data-Out and Synchronous DRAM to double-data-rate, or DDR, DDR2, DDR3 and leading-edge, high-performance DDR4 DRAM devices. These modules encompass a broad range of form factors and functions, including the older single in-line memory modules, or SIMMs, and more current dual in-line memory modules, or DIMMs, including nonvolatile DIMMs, load reducing DIMMs, registered DIMMs, unbuffered DIMMs, small outline dual in-line memory modules, and mini-DIMMs and XR-DIMMs for industrial, communications and networking applications. These memory modules come in configurations of up to 288 pins and densities of up to 64 gigabytes. We utilize advanced printed circuit board and device packaging/stacking technologies to achieve cost-effective high-density solutions. We also develop specialized memory module designs based on specific OEM requirements. We employ extensive software based electrical and thermal simulations in the design of DDR, DDR2, DDR3 and DDR4 DIMMs and test those designs on high-end functional testers utilizing a broad set of test suites. These products are designed to meet the quality requirements of enterprise class systems pursuant to stringent specifications required by various high speed applications described above.

Flash

In Brazil, we have in the past three years begun to process wafers to create Flash components. We use these components to manufacture various Flash-based products including USB products, SD cards, microSD cards and SSDs. We have also begun to manufacture eMMC and eMCP products to address the markets for mobile products in Brazil, including smartphones and tablets.

In our specialty memory solutions business, we design and manufacture Flash memory products in a variety of form factors and capacities. Our wide range of Flash memory products includes legacy Linear, CompactFlash, and ATA configurations. We also offer USB products in removal key and embedded configurations, and Serial Advanced Technology Attachment, or SATA, products in mSATA, SATA Slim, 2.5”, iSATA and uSATA form factors. Our Flash modules are predominantly used in communications equipment, aerospace, defense, printers, servers, switches and routers. Additionally, we are developing a line of eMMCs to address the automotive, industrial, medical and networking specialty memory markets.

Supply Chain Services

As a complement to our product sales, we offer supply chain services, including procurement, logistics, inventory management, temporary warehousing, programming, kitting and packaging services. We tailor our supply chain service offerings to meet the specific needs of our customers which enable our customers to manage supply chain planning and execution with reduced costs and increased productivity. Our supply chain services are based on proprietary software solutions that we develop, which are then integrated with our customers’ respective procurement management systems as well as our suppliers’ distribution management systems. Our global footprint allows us to provide these services to our customers and their manufacturing partners in many regions of the world. Our global inventory management capabilities allow us to manage a vast array of customer and supplier part numbers across our worldwide manufacturing and logistics hubs, helping our customers minimize inventory levels while maintaining reliable delivery and availability of supply. We believe that our close collaboration with customers on proprietary supply chain services increases the switching costs and the level of attachment of our specialty memory customers.

Manufacturing and Test

Manufacturing

We have manufacturing facilities in Atibaia, Brazil; Newark, California; and Penang, Malaysia. Our manufacturing facilities have been ISO 9001:2008, ISO 14001:2004 and OHSAS 18001:2007 certified. Additionally, we are a member of the EICC, and our manufacturing facilities are compliant with the EICC Code of Conduct, which is increasingly a business requirement of global OEM customers. We believe that our manufacturing operations have benefited from our many years of design experience and our existing library of proven designs which stress high manufacturability and quality. Over 25 years of manufacturing experience enables us to quickly move from manufacturing initiation to full production volumes of new products which is paramount in helping our customers achieve rapid time-to-market for their new product introductions. As a result of our design efficiencies, high level of automation and expertise in utilizing advanced manufacturing processes, we achieve high manufacturing yields and reduced direct labor costs and offer our customers quick turnaround of both small and large production orders, which is a key factor in enabling our build-to-order model.

In addition to manufacturing capabilities for memory modules, our capabilities in Brazil include clean room facilities for wafer processing activities. Our advanced manufacturing capabilities have enabled us to become the largest local manufacture of DRAM components and DRAM modules for the desktop, notebook and server markets in Brazil, as measured by market share. In recent years, we have expanded our manufacturing capabilities to enable us to manufacture mobile DRAM components and products as well as to process Flash wafers to manufacture NAND components. We also manufacture various Flash-based products, including USB products, SD cards, microSD cards, SSDs, eMCP and eMMC products. Through our investments and experience in Brazil, we have developed expertise in semiconductor technology and advanced manufacturing that allows us to manufacture products with shrinking geometries and increasing complexity. We continue to make significant capital investments to expand our manufacturing capabilities and operate at a high level of efficiency.

Test

Product testing is an important aspect of our manufacturing operations and we believe that we have established substantial technical expertise in the testing of products for high-end applications. Our extensive testing capabilities not only help to ensure a low defect rate, but they also enable us, in certain situations, to sell specialized testing as an additional service. We test our products for full functionality and we design customer-specific testing processes that differ from the core focus of standard memory module providers. We have achieved stringent quality targets across a broad spectrum of system applications and customer-specific designs. Our staff includes experienced test engineers who have developed proprietary testing routines and parameters which, combined with our advanced test equipment, enable us to diagnose problems in components as well as in system design, and enable us to characterize the performance of new products and to provide high quality products in volume.

We employ extensive software-based electrical and thermal simulations in the design of DDR, DDR2, DDR3 and DDR4 modules and test those designs on high-end functional testers utilizing a broad set of test suites. These tests are designed to meet the quality requirements of enterprise class systems pursuant to stringent specifications required by various high speed applications. We also conduct design verification testing of hardware and firmware as well as system integration and reliability testing. We work to continually improve our test routines and associated software and have recently developed a high-volume, fully automated reliability testing and screening capability substantially beyond standard industry practices that enables us to reduce the occurrence of early life failures and weak module fallout which can save our customers from the often significant expenses associated with replacing products that fail after their field deployment.

Customers

Our principal end customers include OEMs that compete in the computing, networking, communications, storage, aerospace, defense, mobile and industrial markets. Overall, we served more than 250 end customers in fiscal 2014. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, sales to our ten largest end customers (including sales to contract manufacturers or ODMs at the direction of such end customers) accounted for 70%, 67%, 65% and 65% of net sales, respectively. Of our end customers, during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, Cisco accounted for 13%, 13%, 17% and 19% of net sales, respectively, Dell accounted for 16%, 13%, 13% and 10% of net sales, respectively, and HP accounted for 16%, 12%, 12% and 14% of net sales, respectively. During the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, direct sales to Hon Hai accounted for 10%, 13%, 16% and 15% of net sales, respectively, and direct sales to Dell accounted for 15%, 13% and 12% of net sales during the three months ended November 28, 2014 and in fiscal 2014 and 2013, respectively. During the three months ended November 28, 2014, direct sales to Flextronics accounted for 10% of net sales. During these periods, no other customers accounted for more than 10% of our net sales. Our longstanding relationships with Cisco and HP, each spanning approximately 20 years, exist within multiple business units and engineering organizations within these customers. Our products are manufactured on a build-to-order basis for OEMs. Our sales are made primarily pursuant to customer purchase orders and are not based on long-term supply agreements. Most of our business is on a purchase order basis; accordingly, we have limited backlog and we do not believe our backlog is material or indicative of anticipated net sales.

Suppliers

To address the needs of our customers, we have developed and maintained relationships with leading semiconductor suppliers located in Asia, Europe and the Americas. Our semiconductor suppliers include many of the world’s largest memory manufacturers including Samsung, Micron, SK Hynix and Toshiba. We frequently work jointly with our suppliers in bidding for customers’ design-in opportunities. We also work closely with our suppliers to better ensure that materials are available and delivered on time. Our established global network of component sources helps to ensure that our pricing remains competitive and that we are able to provide a stable source of supply for our customers.

We believe that our longstanding relationships with leading suppliers put us in a favorable position to procure sufficient quantities of materials, including during periods of industry shortages. Our flexible and responsive global manufacturing capabilities, inventory management systems and global IT system allow us to cost-effectively move materials from one site to another and often deploy what might otherwise be excess inventory among other products and OEM customers. We purchase almost all of our materials, including wafers used in our memory products in Brazil, from our suppliers on a purchase order basis and generally do not have long-term commitments from suppliers.

Sales, Support and Marketing

We primarily sell our products directly to global OEMs through our direct sales force located across North America, Latin America, Asia and Europe. Our sales and marketing efforts are conducted through an integrated process incorporating our direct sales force, customer service representatives and our FAEs with a network of independent sales representatives. Our sales and marketing efforts also include a high level of involvement from our senior executives. Larger OEM customers are also often supported by dedicated sales and support teams. As of November 28, 2014, we had 61 sales and marketing personnel worldwide.

Our on-site FAEs work closely with our sales team to provide product design support to our OEM customers. Our FAEs collaborate closely with our OEM customers, providing us with insight into their product roadmaps and allowing us to identify opportunities at an early stage to help grow our business. The combination of our integrated sales network with our FAEs enables us to be more responsive and successful in navigating through each customer’s unique and oftentimes complex design qualification process.

Our marketing activities include advertising in technical journals, publishing articles in leading industry periodicals and utilizing direct mail solicitation. In addition to these marketing activities, we also participate in many industry trade shows worldwide. We have active memberships in industry organizations such as JEDEC, the USB Implementers Forum, the SD Card Association, the Storage Networking Industry Association, Open Compute and the CompactFlash Association.

Research and Development

The timely development of new products is essential to maintaining our competitive position. Our research and development activities are conducted primarily at our research and development centers in Newark and Irvine, California; Atibaia, Brazil; Penang, Malaysia; Gilbert, Arizona; Seongnam-City, South Korea; and Tewksbury, Massachusetts. In 2013 we opened a new research and development center in New Taipei City, Taiwan. Our research and development activities are focused on driving innovation in our products as well as continuous process improvement for our procurement and manufacturing. Our product development includes innovations for next generation DRAM products, mobile DRAM, hybrid memories such as hybrid volatile and non-volatile DRAM or NVDIMM, enterprise memory, and many Flash-based products, such as eMMC and eMCP. We plan to continue to devote research and development efforts to the innovation and design of these and other new products which address the requirements of our customers, especially for growing markets for DRAM and Flash mobile memory products, such as mobile and automotive.

We are developing a broad offering of Flash-based products targeting the automotive, industrial, medical, communications, mobile and networking markets. In order to enhance our efforts to develop innovative Flash products, we have increased our engineering resources significantly, including opening our research and development center in New Taipei City in 2013, where our engineering team is dedicated to firmware development, systems engineering and integration, system and platform validation and applications, and product and reliability engineering for new Flash memory products, including our eMMC product. In addition, in order to take advantage of local regulations and government incentive programs for the growing mobile memory market in Brazil, we have invested substantial financial and management resources to expand our Brazilian research and development capabilities to enable us to develop a broad offering of Flash-based products for the local market.

Our advanced engineering and design capabilities allow us to address our customers’ increasingly complex needs. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards or provide custom solutions to meet customers’ requirements. An important aspect of our research and development effort is understanding the challenges presented by our customers’ requirements and addressing them by utilizing our industry knowledge, proprietary technologies and technical expertise. By working closely with our customers and suppliers, we are able to deliver technically advanced products designed to meet customer-specific needs with competitive solutions to satisfy our customers’ memory and storage requirements, shorten their time-to-market and enhance the performance of our customers’ end products.

We spent $12.2 million, $61.0 million, $54.0 million and $47.2 million on research and development during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, respectively. As of November 28, 2014, we had 149 research and development personnel worldwide.

Competition

We primarily compete against global and local memory module providers, and to a lesser extent, large semiconductor memory IC manufacturers that utilize a portion of their capacity to manufacture memory modules. The principal competitive factors in our markets include the ability to meet customer-specific requirements and provide high product quality, strong technical support, technologically advanced products and services, advanced testing capabilities, flexible and global delivery options, reliable supply and reasonable pricing. Our principal competitors include:

•	Providers of specialty memory products, including Viking Technology, ATP, Unigen, Apacer and Transcend;

•	In Brazil, local manufacturers of DRAM modules and Flash products and local manufacturers of memory ICs, including HT Micron; and

•	Semiconductor memory IC manufacturers that also manufacture DRAM modules and Flash products, including Samsung (which is also one of our principal suppliers), Micron, SanDisk, SK Hynix and Toshiba.

Some of our global competitors are large international companies that have substantially greater financial, technical, marketing, distribution and other resources, as well as greater name recognition and longer-standing relationships with customers and suppliers than we do. In contrast with our focus on specialty memory products with high levels of service and support, these competitors are generally focused on high-volume memory and storage products that are manufactured to industry standard specifications, and they have limited customization and service capabilities.

In Brazil, our competitors are generally much smaller in scale than we are in terms of revenue, employees and capabilities for manufacturing and for research and development. To a lesser degree, we compete with companies that import DRAM and Flash components and products. We believe that import duties and local content requirements in Brazil give us an advantage over these companies. As the local market grows, competition may increase in Brazil.

Intellectual Property

We rely on a combination of trade secrets, know-how, trademarks, copyright and, to a lesser extent, patents to protect our intellectual property rights. We have 19 issued patents, including 18 patents issued in the United States and one patent issued in South Korea, expiring between February 27, 2016 and June 28, 2032. In addition, we have 16 patent applications pending, including 10 patent applications in the United States and six patent applications in Brazil. We also own a number of trademark registrations, including registrations in the United States for the word marks MHUB and SMART MODULAR TECHNOLOGIES and for our stylized “S” logo in combination with the word SMART and, in Brazil, registrations for our stylized “S” logo.

While many of our products contain proprietary aspects, the majority of our products are built to meet industry standards, such as those set by JEDEC, the standards-setting organization for the semiconductor industry. The absence of patent protection for most of our products means that we cannot prevent our competitors from reverse-engineering and duplicating those products. Much of our intellectual property is know-how and trade secrets, and often we rely on the technological skills and innovation of our personnel rather than on patent protection. We believe that our continued success depends largely on our customer relationships, manufacturing and support capabilities and the technical expertise we have developed in manufacturing and designing products, and we rely on trade secret laws and non-disclosure agreements to protect this aspect of our business.

Employees

As of November 28, 2014, we had 1,287 full-time employees.

Our employee relations in Brazil are subject to Brazilian labor laws and regulations as well as collective bargaining arrangements that are negotiated every year. Four of these collective bargaining agreements are specific to our company while there are other collective bargaining agreements that are generally applicable to certain segments of the electronics industry. The applicable labor laws and regulations, as well as the collective bargaining agreements, principally relate to matters such as formal working time compensation, paid annual vacation, paid sick days, length of the workday and payments for overtime, profit sharing and severance. Although a very small number of our employees in Brazil are members of a labor union, all employees in Brazil are represented by the unions for labor and employment matters.

We have never experienced a work stoppage in any of our locations worldwide, and we consider our employee relations to be good.

Facilities

We have facilities in Newark, California; Atibaia, Brazil; Penang, Malaysia; New Taipei City, Taiwan; Gilbert, Arizona; Tewksbury, Massachusetts; Irvine, California; East Kilbride, Scotland; and Seongnam-City, South Korea.

Location	Facility Size (Sq. Feet)	Leased or Owned	Lease Expiration	Capabilities
Newark, CA	13,863 79,480	Leased Leased	September 2017 April 2021	U.S. Headquarters Procurement R&D Manufacturing Sales Supply Chain Services

Atibaia, Brazil	106,882	Leased	June 2022	Procurement R&D Manufacturing Sales

Location	Facility Size (Sq. Feet)	Leased or Owned	Lease Expiration	Capabilities

Penang, Malaysia*	86,700	Owned	N/A	Procurement R&D Manufacturing Sales Supply Chain Services

New Taipei City, Taiwan	14,788	Leased	December 2019	Procurement R&D Sales

Gilbert, AZ	9,750	Leased	February 2019	Procurement R&D Sales

Tewksbury, MA	7,666	Leased	July 2018	R&D

Irvine, CA	4,394	Leased	August 2017	Procurement R&D Sales

East Kilbride, Scotland	3,300	Leased	July 2019	Supply Chain Services

Seongnam-City, South Korea	2,836	Leased	July 2016	R&D

*	Our Penang facility is situated on leased land with a term expiring in 2070.

We also lease a number of smaller design, planning and sales facilities worldwide.

Brazilian Local Content Requirements and Other Regulatory Issues

Brazilian Local Content Requirements

We expect to continue to invest both in maintaining our leadership position, as measured by market share, in our core Brazilian desktop, notebook and server DRAM businesses and in positioning ourselves to be a leading provider in Brazil for mobile DRAM and Flash memory products. We further expect that local content requirements as well as other government incentive programs in Brazil will help drive our growth strategies, as various tax incentives exist to promote the development of the local IT industry. In Brazil, we participate in three government investment incentive programs.

•

PPB/IT Program, 1991: Provides for significant relief from various tax provisions for companies that develop or produce computing and automation goods and invest in IT-related research and development in Brazil. OEMs that are PPB/IT Program-compliant and who fulfill the local content requirements receive substantial benefits including a reduction in excise taxes on their purchases from qualified suppliers as well as a reduction in the taxes that they are required to charge on sales to their end customers. We estimate that the aggregate of the PPB/IT Program-related tax benefits can range from 15% to as high as 36% of the resale value of the OEMs’ end products. These tax benefits are a strong incentive for OEMs to purchase products from local content manufacturers such as SMART Brazil, our Brazilian operating subsidiary.

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Lei do Bem, 2005: Fosters technology innovation in Brazil by providing a reduction in corporate income tax through the allowance of deductions for expenses related to research and development activities.

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PADIS, 2007: Awards incentives and significant tax relief, including reductions in the Brazilian aggregate statutory income tax rates, to semiconductor and display companies that invest in research and development and that promote the development, design, testing and packaging processes in Brazil. Furthermore, combining PADIS with PPB/IT Program-compliance provides additional financial incentives to OEMs that purchase modules that contain components that are locally processed from wafers.

As the leading local manufacturer of desktop, notebook and server DRAM modules and DRAM components as well as DRAM and Flash mobile memory products in Brazil, as measured by market share, we benefit substantially from these incentives and local content requirements. A cancellation, reduction or other adverse change in any of these incentives or local content requirements, or our failure to meet these requirements, could have a negative impact on our tax rates and could significantly reduce the demand for, and the profit margins on, our products in Brazil.

Environmental Regulations

Our operations and properties are subject to a variety of environmental laws and regulations of the United States and other jurisdictions governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, reverse logistics (take-back policy) and remediation of releases of hazardous materials. The presence of lead in quantities not believed to be significant have been found in the ground under one of the multi-tenant buildings we lease in Brazil. While we did not cause the contamination, we may be held responsible if remediation is required, although we would be entitled to seek indemnification from responsible parties under Brazilian law and from our lessor under our lease. We cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events will not arise in the future and cause additional material liabilities which could have a material adverse effect on our business, financial condition and results of operations.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims and government investigations in the ordinary course of business. We are involved in litigation, and may in the future be involved in litigation, with third parties asserting, among other things, infringement of their intellectual property rights. We are currently involved in several proceedings, including the following:

Tessera patent litigation. On December 7, 2007, Tessera filed a complaint under Section 337 of the Tariff Act of 1930, or Tariff Act, in the U.S. International Trade Commission, or ITC, against SMART Modular as well as several other respondents. Tessera alleged that small-format Ball Grid Array semiconductor packages and products containing such semiconductor packages, including memory module products sold by us, infringe certain claims of U.S. Patent Nos. 5,679,977, or the ‘977 patent, 6,133,627, or the ‘627 patent, 5,663,106, or the ‘106 patent, and 6,458,681, or the ‘681 patent. On January 3, 2008, the ITC instituted an investigation entitled, “In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same (III),” Inv. No. 337-TA-630. In May 2008, Tessera withdrew the ‘681 patent from the ITC investigation. On December 29, 2009, the ITC issued a final determination, which we refer to as the Final Determination, stating that there has been no violation of §337 of the Tariff Act, and that it had terminated the investigation. In the Final Determination, the ITC found no infringement by SMART Modular. Because the ‘627 and ‘977 patents expired in September 2010, Tessera only appealed the Final Determination as to the ‘106 patent. On May 23, 2011, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the ITC decision that the respondents, including SMART Modular, did not infringe the ‘106 patent and that, to the extent that the accused products were packaged by Tessera-licensed packaging houses, Tessera’s patent claims were exhausted. On the ‘627 and ‘977 patents, the court ruled that because those patents expired, the decision on the patents as well as the appeal of the decision were moot, and the court ordered that the portion of the Final Determination relating to the ‘627 and ‘977 patents be vacated. Tessera filed a parallel patent infringement claim in the Eastern District of

Texas, Case No. 2:07-cv-534, alleging infringement of the same patents at issue in the ITC action. The district court action seeks an unspecified amount of damages and injunctive relief. The district court action was stayed pending the completion of the ITC action. No substantive action has occurred in the district court case since the conclusion of the ITC case; however, on December 12, 2014, the court lifted the stay and ordered the defendants to respond to the complaint by January 26, 2015. On January 26, 2015, the parties filed an agreed upon motion to transfer the case to California. On January 30, 2015, the court entered an order to grant the motion and transferred the case to the Northern District of California.

We believe that we have meritorious defenses against Tessera’s allegations and that the likelihood of any material charge for this matter is remote.

Netlist patent litigation. On September 10, 2012, SMART Modular filed a complaint in the Eastern District of California against Netlist, alleging infringement of certain claims of SMART Modular’s U.S. Patent No. 8,250, 295, or the ‘295 patent, and seeking, among other things, a preliminary injunction. Netlist filed certain counterclaims alleging, among other things, attempted monopolization, collusion, unfair competition, fraud on the U.S. Patent and Trademark Office, or USPTO, and sham litigation, and asserting that the ‘295 patent is invalid. Netlist also filed a request for reexamination of the ‘295 patent in the USPTO. On May 30, 2013, the court denied SMART Modular’s motion for a preliminary injunction and granted a stay in the proceedings pending the outcome of the reexamination.

On July 1, 2013, Netlist filed a lawsuit in the Central District of California against SMART Modular alleging claims very similar to the counterclaims set forth in the Eastern District case. Netlist later amended its complaint to add additional parties, including SMART Worldwide. Netlist has sought compensatory damages for the harm it claims to have suffered, as well as an award of treble damages and attorneys’ fees. The claims against SMART Modular and SMART Worldwide have been transferred to the Eastern District of California and have been stayed pending the outcome of the reexamination.

On or about April 29, 2014, the USPTO issued a non-final Action Closing Prosecution (ACP) confirming the patentability of the original claims of the ‘295 patent and rejecting certain claims added during the reexamination process. On May 29, 2014, after the ACP, SMART Modular filed comments requesting that all of the original claims and certain of the added claims be confirmed as patentable. On June 30, 2014, Netlist filed comments challenging SMART Modular’s comments to the ACP. The USPTO has not finalized its actions in response to the comments filed by the parties.

Brazil tax assessments. On February 23, 2012, Brazilian federal tax authorities served our Brazilian operating subsidiary, SMART Brazil, with a tax assessment for approximately R$117.0 million (or $47.9 million), alleging that SMART Brazil had incorrectly used an import product classification code for its imports of non-mounted ICs for the five calendar years of 2007 through and including 2011. The Brazilian tax authorities asserted that a different classification code, which carries an import duty of 8%, excise tax of 5% and the PIS and COFINS Contributions, at an aggregate 9.25%, should have been used instead of the classification code used by SMART Brazil, which carries an import duty of 0%, tax on manufactured products of 2% and no PIS and COFINS Contributions. Brazilian federal tax authorities subsequently served a second assessment for an administrative penalty of approximately R$6.0 million (or $2.5 million) for the alleged use of an improper import code. Each assessment is subject to increases for interest and other charges.

In March 2012, SMART Brazil filed defenses to the tax assessments. On May 2, 2013, the first level administrative tax court ruled in favor of the tax authorities and against SMART Brazil for the first tax assessment, but did not rule on the second assessment for the administrative penalty. SMART Brazil filed an appeal on May 31, 2013 at the second level tax court, known as CARF. SMART Brazil’s appeal was heard on November 26, 2013, and resulted in a unanimous favorable decision rejecting the position of the tax authorities. The ruling was published by the tax authorities and made official in February 2014. Subsequently, the tax authorities filed a request for clarification of certain points in the decision published by CARF, and on September 17, 2014, we received a unanimous ruling rejecting the tax authorities’ request for clarification. This ruling was published in October 2014. On November 7, 2014, the tax authorities notified CARF that they will not be appealing the CARF decision. As a result, the R$117.0 million (or $47.9 million) tax assessment has been extinguished. We have not received a decision from the first level administrative court with respect to the second notice of assessment for the administrative penalty. Due to the issuance of these tax assessments, Brazilian federal tax authorities conducted an enrollment of assets of SMART Brazil. Brazilian legislation states that whenever the sum of the debts owed to the Brazilian Revenue Service exceeds 30% of the known equity of a company and R$2.0 million (or $0.8 million), the Brazilian Revenue Service may conduct an enrollment of assets of the company, which is a means of monitoring the company’s equity. During this period, the taxpayer must notify the Brazilian Revenue Service of any disposal, encumbrance or transfer of the assets or rights enrolled within five days from the occurrence of the act; if the company does not provide such notice, then the Brazilian Revenue Service may file a tax injunction. The enrollment does not constitute a lien or encumbrance on the assets. The assets covered by the enrollment are typically assets classified as fixed assets or non-current assets and include assets that are subject to any form of registration before a public deed service or equivalent, such as real estate and vehicles. Other assets may be subject to enrollment in the event that the assets described above are not sufficient to satisfy the amount of the tax liability. The enrollment does not create any limitation or prohibition against remitting dividends or making cash payments of interest on equity.

On December 12, 2013, SMART Brazil received another notice of assessment in the amount of R$3.6 million (or $1.5 million) relating to the same import issues and penalties described above, but for calendar years 2012 and 2013. This assessment only covers import-related taxes for the months of January 2012 to June 2012 because after this period the import duty became 0% as a result of amendments to PADIS.

Although we believe that we have valid defenses to the assessment actions described above, we cannot assure that we will ultimately prevail on any of these tax assessments or the administrative penalties. In the event that we do not prevail in the assessment actions described above, the aggregate amount of the assessments and related penalties and interest could have a material adverse effect on our results of operations, cash flow and financial condition.

General.  Litigation in general, and intellectual property litigation and governmental proceedings and litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We believe that we have defenses to the cases currently pending against us, including those set forth above, and although the results of these proceedings cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business, results of operations or financial condition. Regardless of the outcome, current or future litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. For further information regarding the legal proceedings, claims and government investigations that we are involved in, see Note 11(c) to our consolidated financial statements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of November 28, 2014.

Name	Age	Position
Executive Officers:
Iain MacKenzie	56	President and Chief Executive Officer, Director
Jack Pacheco	54	Senior Vice President, Chief Operating Officer and Chief Financial Officer
Alan Marten	55	Senior Vice President and Chief Strategy Officer
KiWan Kim	52	Senior Vice President, Emerging Markets and President, SMART Brazil
Bruce Goldberg	59	Vice President, Chief Legal Officer and Chief Compliance Officer

Non-Employee Directors:
Ajay Shah	55	Chairman of the Board
James Davidson	55	Director
Kenneth Hao	46	Director
Paul Mercadante	54	Director
Sandeep Nayyar	57	Director
Mukesh Patel	56	Director
Jason White	33	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Iain MacKenzie has served as President of SMART Modular since February 2002. He served as a director of SMART Worldwide since April 2004 and became Chief Executive Officer of SMART Worldwide in September 2005. Mr. MacKenzie also served as a director of SMART Global Holdings since the Acquisition in August 2011. Previously, from 1998 to 2002, Mr. MacKenzie served as Vice President of Worldwide Operations through the sale of SMART Modular to Solectron, an electronics manufacturing services provider, in November 1999, and its integration into Solectron’s Technology Solutions Business unit. Prior to that, Mr. MacKenzie was responsible for the formation and growth of SMART Modular Technologies (Europe) Ltd., and he served as its general manager from 1997 to 1998. Before joining us in 1997, Mr. MacKenzie held various management and leadership positions at other high technology corporations including Hughes Microelectronics, Ferrofluidics, Inc. (NH), Digital Equipment Corp. (semiconductor division), and Apricot Computers Ltd., which was acquired by Mitsubishi Company. Mr. MacKenzie holds the Higher National Diploma in mechanical and production engineering and the Ordinary National Diploma in electrical/electronics engineering, both from the Kirkcaldy College of Technology (Fife University) in Scotland.

As our President and Chief Executive Officer, Mr. MacKenzie brings to our board of directors significant senior leadership, as well as technical expertise and significant experience in operations, engineering, sales, marketing and international transactions. As our top executive, Mr. MacKenzie has direct responsibility for strategy development and execution, and we believe that this perspective, coupled with his 17-year tenure with us, makes him well suited for service on our board of directors. Mr. MacKenzie does not serve on any other boards of directors other than certain of our wholly owned subsidiaries.

Jack Pacheco has served as our Senior Vice President, Chief Operating Officer and Chief Financial Officer since October 2011. Previously, from 2004 to 2008, Mr. Pacheco served as our Chief Financial Officer. Prior to rejoining us, from 2008 to 2011, Mr. Pacheco served as Vice President and Chief Financial Officer of Mirion Technologies, Inc., a provider of radiation detection, measurement, analysis and monitoring products. From 2001 to 2004, Mr. Pacheco served as Chief Financial Officer for Ignis Optics, Inc., an optical components startup acquired by Bookham Technology Inc. He holds an M.B.A. degree from Golden Gate University and a B.S. degree in Business Administration from Washington State University.

Alan Marten has served as our Chief Strategy Officer since 2013 and Senior Vice President since October 2007. Previously, he served as Vice President and General Manager of our Memory Business Unit from April 2004 to October 2007 and held an equivalent position when our company was a business unit within Solectron from 1999 through its divestiture in 2004. Mr. Marten also held the positions of Vice President of Sales and Marketing from 1995 to 1999, and Director of Sales from 1990 to 1994. Prior to that, Mr. Marten served as Director of Product Management, Semiconductor and Memory Products, at Arrow Electronics, Inc. from 1987 to 1989. Mr. Marten began his career at Advanced Micro Devices, Inc. as a financial analyst and product-marketing manager. Mr. Martens holds a B.S. degree in Economics from Santa Clara University.

KiWan Kim has served as our Senior Vice President, Emerging Markets and President, SMART Brazil since January 2010 and is responsible for developing strategies to grow our business in emerging markets. Previously, from December 2000 to December 2009, Mr. Kim served in various positions in our company, including Vice President of Strategic Planning and Advanced Packaging from November 2006 to December 2009, Vice President and General Manager of our Display Product Group from October 2004 to October 2006 and Vice President of our DRAM Business Unit from December 2000 to September 2004. Mr. Kim began his career at Samsung Electronics, where he spent 13 years in various positions, ultimately serving as Sales Director. Mr. Kim holds a B.B.A. degree from Yonsei University in Seoul, South Korea.

Bruce Goldberg has served as our Vice President, Chief Legal Officer and Chief Compliance Officer since August 2009. Previously, from 1988 to 2007, Mr. Goldberg served in various legal and executive positions at All American Semiconductor, Inc., ultimately serving as President and Chief Executive Officer from 1997 to 2007. From 2007 to 2008, Mr. Goldberg served as a consultant to a public telecommunications company and, in 2008, as interim General Counsel for VeriFone Systems Inc. Mr. Goldberg holds a B.B.A. degree in Finance from the University of Miami School of Business and a J.D. from the University of Miami School of Law.

Non-Employee Directors

Ajay Shah has served as director and Chairman of the Board of SMART Worldwide since its spin off from Solectron in April 2004 and a director and Chairman of the Board of SMART Global Holdings since the Acquisition in August 2011. Mr. Shah joined Silver Lake, a global investment firm, in 2007, and is the co-founder and Managing Partner of the firm’s middle market fund, Silver Lake Sumeru. Previously, he founded Shah Capital Partners, a private equity firm. Mr. Shah co-founded SMART Modular in 1988 and served as Chairman of the board of directors and Chief Executive Officer through SMART Modular’s initial public offering in 1995 and until 1999, when it was acquired by Solectron. Mr. Shah founded and managed the Technology Solutions Business unit of Solectron from 1999 to 2002. Mr. Shah currently serves on the boards of directors of Outspoken, Inc., Velocity Technology Solutions, Inc., Opera Solutions, LLC, Calient Technologies, Inc., Alpha Petroleum Holdco I and the National Audubon Society. In addition, Mr. Shah previously served on the boards of directors of Magellan Navigation, Inc., AVI-SPL, Inc., C-MAC MicroTechnology, Flextronics, Ingenient Technologies Inc., Northern California Public Broadcasting, Power-One, Inc., PulseCore Semiconductor, Spansion Inc. and TES Electronic Solutions. He is a senior fellow of the American Leadership Forum, serves on the board of The Indian School of Business, India and is a Trustee of the America India Foundation. Mr. Shah has a B.S. in Engineering from the University of Baroda, India and an M.S. degree in Engineering Management from Stanford University.

As co-founder and former Chief Executive Officer of SMART Modular, Mr. Shah brings to our board of directors extensive strategic and operational experience, as well as considerable historical knowledge about our company and industry. We believe that these factors, combined with Mr. Shah’s substantial experience in investing and finance and his service on the boards and board committees of technology companies make him well qualified for service as a director and Chairman of the board of directors of SMART Global Holdings.

James Davidson has served as a director since 2011. Mr. Davidson co-founded Silver Lake in 1999 and serves as a Managing Partner and Managing Director. From 1990 to 1998, Mr. Davidson was an investment banker with Hambrecht & Quist, a technology-focused investment bank and venture capital firm, most recently serving as Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was a corporate and securities lawyer with Pillsbury, Madison & Sutro. Mr. Davidson currently serves on the boards of directors of a number of private technology companies. In addition, Mr. Davidson previously served on the boards of directors of Avago Technologies Ltd., Flextronics and Seagate Technology plc. Mr. Davidson holds B.S. degrees in Mathematics and Political Science from the University of Nebraska and a J.D. from the University of Michigan.

We believe that Mr. Davidson’s leadership and business experience, his broad understanding of the operational, financial and strategic issues facing technology companies and his service on the boards and board committees of technology companies make him well qualified for service as a director.

Kenneth Hao has served as a director since 2011. He is a Managing Partner and Managing Director of Silver Lake. Prior to joining Silver Lake in 2000, Mr. Hao was an investment banker with Hambrecht & Quist, a technology-focused investment bank and venture capital firm, for 10 years, most recently serving as a Managing Director in the Technology Investment Banking group. Mr. Hao currently serves on the boards of directors of Avago Technologies Ltd. and a number of private technology companies. In addition, Mr. Hao previously served as a director of NetScout Systems, Inc., UGS Corp., Network General Corporation and Certance Holdings, which was acquired by Quantum Corporation and formerly a division of Seagate Technology. Mr. Hao holds an A.B. degree in Economics from Harvard College.

We believe that Mr. Hao’s substantial experience as an investor in, and advisor to, technology companies and his service on the boards and board committees of technology companies make him well qualified for service as a director.

Paul Mercadante has served as a director since August 2011. He joined Silver Lake in 2007, and serves as a Managing Director of Silver Lake Sumeru. Previously, Mr. Mercadante was Operating Partner at Shah Capital Partners from 2004 to 2006. Prior to that, from 2002 to 2004, Mr. Mercadante was President of Force Computers, an embedded computing business owned by Solectron, which subsequently was acquired by Motorola, Inc. Prior to Force Computers, Mr. Mercadante was Vice President of Strategic Planning for the Technology Solutions Business Unit of Solectron and Vice President and Product Line Manager of SMART Modular. Mr. Mercadante currently serves on the boards of directors of a number of private technology companies. In addition, Mr. Mercadante previously served on the board of directors of Spansion Inc. Mr. Mercadante holds a B.A. degree in Economics from the State University of New York.

We believe that Mr. Mercadante’s substantial experience in private equity and finance, his technology background and his service on the boards and board committees of technology companies make him well qualified for service as a director.

Sandeep Nayyar has served as a director since September 2014. Mr. Nayyar has been the Vice President and Chief Financial Officer of Power Integrations, Inc., a supplier of high performance electronic components, from 2010 to the present. Prior to that, from 2001 to 2009, Mr. Nayyar served as the Vice President of Finance for Applied Biosystems, Inc., a developer and manufacturer of life-sciences products. From 1990 to 2001, Mr. Nayyar served in various senior finance roles at Quantum Corporation, a computer storage company. Mr. Nayyar served as an Audit Manager at Ernst & Young LLP, a public accounting firm from 1986 to 1990. Mr. Nayyar is a Certified Public Accountant in the State of California and has a Bachelor of Commerce from the University of Delhi, India.

We believe that Mr. Nayyar’s experience in complex technology companies in the semiconductor, life sciences and storage industries, and the perspective he brings as a Certified Public Accountant, make him well qualified for service as a director.

Mukesh Patel has served as a director of SMART Worldwide since April 2004, as a director of SMART Modular Technologies (Global Holdings), Inc. since March 2012 and as a director of SMART Global Holdings since March 2013. Mr. Patel is the founder and Managing Director of Invati Capital LLC, a role he has held since 2008. Previously, Mr. Patel served as President and Chief Executive Officer of Metta Technology, which he co-founded in 2004, until its acquisition by LSI Logic Corporation in 2006. From 1999 to 2001, he served as Chief Executive Officer of Sparkolor Corporation, which was acquired by Intel Corporation in 2002. Mr. Patel co-founded our company in 1988 and served as a director and in various management and executive roles until its acquisition by Solectron in 1999, including as Vice President, Engineering, from 1989 to 1995, and Vice President and General Manager Memory/Processor Product Line, from 1995 to 1999. Prior to co-founding our company, Mr. Patel served in various roles at semiconductor technology companies, including Seeq Technology Corporation, Advanced Micro Devices, Inc. and Samsung Semiconductor, Inc. Mr. Patel currently serves on the boards of directors of a number of other private technology companies, including AEHR Test Systems. He holds a B.S. degree in Electrical Engineering from Bombay University, India.

As our co-founder and former executive, Mr. Patel brings to our board of directors significant strategic and operational experience, as well as a wealth of historical knowledge about our company and industry. These factors, combined with Mr. Patel’s experience as a venture capital investor and semiconductor executive, his service on the boards and board committees of technology companies and his expertise in mergers and acquisitions make him well qualified for service as a director.

Jason White has served as a director since 2011. He joined Silver Lake in 2006, and is a Director of Silver Lake Partners. Prior to joining Silver Lake, Mr. White was an investment banker with the Media & Communications Investment Banking Group and the Equity Products Group at Morgan Stanley & Co. LLC, an investment bank, from 2003 to 2006. Mr. White holds a B.S.E. degree in Operations Research & Financial Engineering from Princeton University.

We believe that Mr. White’s experience in investment banking and private equity make him well qualified for service as a director.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, executive officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Board of Directors

Our board of directors currently consists of, and our amended and restated memorandum and articles of association authorize, eight directors, two of whom will be “independent” as defined under the applicable rules and regulations of the SEC and NASDAQ at the time of the completion of this offering. Any director on our board may be removed by way of an ordinary resolution of shareholders or by shareholders holding a majority of our outstanding ordinary shares by notice in writing to us, so long as Silver Lake collectively owns at least         % of our outstanding ordinary shares. See “Description of Share Capital—Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association” elsewhere in this prospectus.

Pursuant to the Sponsor Shareholder Agreement described under “Certain Relationships and Related Party Transactions—Sponsor Shareholder Agreement,” Silver Lake will be entitled to nominate members of our board of directors as follows: so long as affiliates of Silver Lake own, in the aggregate, (i) at least         % of our ordinary shares outstanding immediately following the consummation of this offering, Silver Lake will be entitled to nominate six directors, (ii) less than         % but at least         % of our ordinary shares outstanding immediately following the consummation of this offering, Silver Lake will be entitled to nominate five directors, (iii) less than         % but at least         % of our ordinary shares outstanding immediately following the consummation of this offering, Silver Lake will be entitled to nominate four directors, (iv) less than         % but at least         % of our ordinary shares outstanding immediately following the consummation of this offering, Silver Lake will be entitled to nominate three directors, (v) less than         % but at least         % of our ordinary shares outstanding immediately following the consummation of this offering, Silver Lake will be entitled to nominate two directors, (vi) less than         % but at least         % of our ordinary shares outstanding immediately following the consummation of this offering, Silver Lake will be entitled to nominate one director, and (vii) less than         % of our ordinary shares outstanding immediately following the consummation of this offering, Silver Lake will not be entitled to nominate any directors.

We refer to directors nominated by Silver Lake in this prospectus as the Silver Lake Directors. The initial Silver Lake Directors are Messrs. Davidson, Hao, White, Shah, Mercadante and Patel. The affiliates of Silver Lake Partners, Silver Lake Sumeru and Ajay Shah will agree in the Sponsor Shareholder Agreement to vote their shares in favor of the directors nominated as set forth above, and we will agree to take actions necessary to facilitate such nominations.

In accordance with our amended and restated memorandum and articles of association, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of shareholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and and their terms will expire at the annual meeting of shareholders to be held in ;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of shareholders to be held in ; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of shareholders to be held in .

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors, with the Silver Lake Directors distributed among the three classes as equally as possible. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Share Capital—Anti-Takeover Provisions—Classified Board of Directors” elsewhere in this prospectus.

Controlled Company Exemption

Upon completion of this offering, investment funds affiliated with Silver Lake will beneficially own approximately     % of our outstanding ordinary shares, or approximately     % if the underwriters exercise their overallotment option to purchase additional ordinary shares in full. As a result, we intend to rely on the “controlled company” exemption under the NASDAQ corporate governance rules, including exemptions from the requirements that a majority of the directors on our board of directors be independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

The “controlled company” exemption does not modify the independence requirements for the audit committee, which require that our audit committee be comprised exclusively of independent directors. However, under the NASDAQ corporate governance rules, we are permitted to phase in our independent audit committee with one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

If at any time we cease to be a “controlled company” under the NASDAQ corporate governance rules, our board of directors will take all action necessary to comply with the NASDAQ corporate governance rules.

Board Committees

We have established three committees of the board of directors, an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and have adopted a written charter for each of the committees that satisfies the applicable rules and regulations of the SEC and NASDAQ. Each committee’s members and functions are described below.

Pursuant to the Sponsor Shareholder Agreement, for so long as Silver Lake may nominate a Silver Lake Director, Silver Lake is entitled to have a Silver Lake Director serve as a member of each of the committees of the board of directors; however, if we establish a committee to consider a proposed transaction between Silver Lake and us, then such board committee may exclude from participation such Silver Lake Director nominated by the Silver Lake entity which transaction is being considered by such committee. See “Certain Relationships and Related Party Transactions—Sponsor Shareholder Agreement” elsewhere in this prospectus.

Audit Committee

Our audit committee consists of three directors,             ,             and             , its chair. Our board of directors has determined that              and              satisfy the “independence” requirements of the NASDAQ and the Exchange Act. We will phase-in to the independence requirements of the NASDAQ corporate governance rules, which require a fully independent committee within one year of listing. In addition, our board of directors has determined that              is qualified as an audit committee financial expert within the meaning of SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors related party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company;

•

establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately with management, the internal auditors and the independent auditors on a periodic basis.

Compensation Committee

Our compensation committee consists of three directors,             ,             and             , its chair. We intend to avail ourselves of certain exemptions afforded to controlled companies under NASDAQ corporate governance rules, which will exempt us from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation for our senior executives;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•	reporting to our board of directors periodically;

•	evaluating its own performance and reporting to our board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors,             ,             and                         , its chair. We intend to avail ourselves of certain exemptions afforded to controlled companies under NASDAQ corporate governance rules, which will exempt us from the requirement that we have a nominating and governance committee composed entirely of independent directors. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

•	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

•	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

•	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. Messrs.                      and                      have been designated by Silver Lake to serve on our Compensation

Committee and are affiliated with the Silver Lake entities that are party to our Management Agreement. See “Certain Relationships and Related Party Transactions—Management Agreement.”

Duties of Directors and Conflicts of Interest

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Pursuant to our amended and restated memorandum and articles of association, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration. See “Description of Share Capital.”

Non-Employee Director Compensation

Our non-employee directors did not receive in fiscal 2014 any cash or equity compensation for their service on our board of directors and committees of our board of directors.

We do not currently have a policy or plan to make equity award grants or pay cash retainers to our non-employee directors at a particular time, of a particular value or of a particular amount. Following the completion of this offering, we intend to implement a policy pursuant to which our non-employee directors would be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees of our board of directors.

On September 23, 2014, Mr. Nayyar received 16,685 RSUs vesting over four years in equal annual installments. On January 1, 2015, in connection with a cash distribution to our shareholders, Mr. Nayyar received 1,250 additional RSUs as an equitable adjustment pursuant to the terms of the SGH Plan. As of November 28, 2014, no other non-employee directors held any equity awards. Mr. MacKenzie’s compensation and equity awards are described below under “Executive Compensation.”

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation paid to Iain MacKenzie, our President and Chief Executive Officer, and our two other most highly compensated executive officers, Jack Pacheco, our Senior Vice President, Chief Financial Officer and Chief Operating Officer, and KiWan Kim, our Senior Vice President and President, SMART Brazil, during fiscal 2014. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Share Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Iain MacKenzie, President and Chief Executive Officer, Director	2014 2013	533,000 533,000	200,000 150,000	(1)	— 344,418	— —	807,495 511,000	(1)	— —	12,000 1,161,914	1,552,495 2,700,332

Jack Pacheco, Senior Vice President, Chief Financial Officer and Chief Operating Officer(4)	2014	400,000	—		—	—	555,000	(1)	—	13,550	968,550

KiWan Kim, Senior Vice President and President, SMART Brazil	2014 2013	255,000 255,000	— 137,500		— 82,388	— —	352,900 219,000	(1)	— —	12,317 254,311	620,217 948,199

(1)	See the “Incentive Plan Awards” section below for a description of these amounts.
(2)	Amount represents restricted share awards issued pursuant to the SGH Plan and represents the grant-date fair value of such awards granted during fiscal 2013 as calculated in accordance with ASC 718. See Note 1(r) to the fiscal 2013 consolidated financial statements included in this prospectus for the assumptions used in calculating this amount.
(3)	Amounts in this column consist of the following items:
(a)	in fiscal 2014, for Messrs. MacKenzie, Pacheco and Kim: (i) 401(k) match of $10,400, $10,400 and $10,377, respectively; (ii) reimbursed financial consulting expenses of $1,500, $2,300 and $1,940, respectively; and (iii) reimbursed association memberships or fees of $100, $850 and $0, respectively;
(b)	in fiscal 2013, for Messrs. MacKenzie and Kim: (i) 401(k) match of $10,200 and $10,200, respectively; (ii) reimbursed financial consulting expenses of $3,500 and $2,500, respectively; (iii) annual executive physical exams of $0 and $684, respectively; (iv) reimbursed association memberships or fees of $395 and $0, respectively; and (v) payments of $1,147,819 and $240,927, respectively, because, as a result of the sale of substantially all of the Storage Business in August 2013, holders of our ordinary shares received a distribution of cash, so the exercise prices of certain outstanding share options were adjusted and, in some cases, a cash payment was made to the option holder to avoid a reduction of exercise price below a floor level.
(4)	Mr. Pacheco became a named executive officer in fiscal 2014.

Employment and Severance Agreements

We have entered into agreements with Iain MacKenzie, Jack Pacheco and KiWan Kim, pursuant to which such officer will be eligible for severance and/or change in control benefits under specified conditions. The following summarizes the severance and change in control benefits under these agreements:

Iain MacKenzie

We have entered into an employment agreement with Mr. MacKenzie that provides for the severance payments and benefits described below. The initial term of Mr. MacKenzie’s employment agreement ends on August 28, 2015, and the term of the agreement will be automatically renewed for successive one-year periods thereafter, unless either party provides written notice of termination no later than 90 days prior to the expiration of the then-current term.

Benefits provided upon termination or non-renewal by us without cause, or termination by employee for good reason. Subject to the execution and non-revocation of a release of claims against us or any of our affiliates within 60 days following termination, if Mr. MacKenzie’s employment is terminated by us without cause (as defined in Mr. MacKenzie’s employment agreement), we provide a notice of our intention not to renew Mr. MacKenzie’s employment at the end of any current term or if Mr. MacKenzie terminates employment for good reason (as defined in Mr. Mackenzie’s employment agreement), then in any of these events we will be obligated to (i) pay an amount equal to 100% of his then current annual base salary plus the annual bonus paid or payable with respect to the most recently ended fiscal year (in addition to the annual bonus paid or payable with respect to the most recently completed fiscal year), payable in a lump sum on the first payroll date following the date the release of claims becomes effective and irrevocable, (ii) pay any annual bonus for the current fiscal year pro-rated through the date of termination payable when we pay bonuses to other senior executives and (iii) continue to provide for or reimburse health benefit continuation coverage until the earlier of 12 months following the date of termination or the date Mr. MacKenzie becomes eligible for health benefits with another employer.

Benefits provided upon termination by us without cause or termination by employee for good reason related to a change of control. Subject to the execution and non-revocation of a release of claims against us or any of our affiliates, if Mr. MacKenzie’s employment is terminated within 12 months following a change in control (as defined in Mr. MacKenzie’s employment agreement) by Mr. MacKenzie for good reason or by us without cause, then in lieu of the basic severance above, we will be obligated to: (i) pay an amount equal to 200% of his then current annual base salary plus 200% the annual bonus paid or payable for the most recently completed fiscal year (in addition to the annual bonus paid or payable for the most recently completed fiscal year), (ii) pay any annual bonus for the current fiscal year pro-rated through the date of termination, (iii) continue to provide for or reimburse health benefit continuation coverage until the earlier of 24 months following the date of termination or the date Mr. MacKenzie becomes eligible for health benefits with another employer and (iv) accelerate the vesting of 100% of Mr. MacKenzie’s unvested and outstanding options.

Jack Pacheco

We have entered into an employment agreement with Mr. Pacheco that provides for the severance payments and benefits described below. The initial term of Mr. Pacheco’s employment agreement ended on October 10, 2014 at which time it automatically renewed for an additional one-year term, and will continue to be automatically renewed for successive one-year periods thereafter, unless either party provides written notice of termination no later than 90 days prior to the expiration of the then-current term.

Benefits provided upon termination or non-renewal by us without cause, or termination by employee for good reason. Subject to the execution and non-revocation of a release of claims against us or any of our affiliates within 60 days following termination, if Mr. Pacheco’s employment is terminated by us without cause (as defined in Mr. Pacheco’s employment agreement), if we provide a notice of our intention not to renew Mr. Pacheco’s employment at the end of any current term or if Mr. Pacheco terminates employment for good reason (as defined in Mr. Pacheco’s employment agreement), then in any of these events, we will be obligated to (i) pay an amount equal to 25% of his then current annual base salary; (ii) pay, to the extent a bonus could be earned for the year, the annual bonus for the then current fiscal year pro-rated through the date of termination; and (iii) continue to provide for or reimburse health benefit continuation coverage until the earlier of nine months following the date of termination or the date Mr. Pacheco becomes eligible for health benefits with another employer. We are obligated to pay the foregoing benefits in accordance with our regular payroll practices in equal or substantially equal payments over a maximum of 12 months following the execution and non-revocation of Mr. Pacheco’s release of claims against us or any of our affiliates.

Benefits provided upon termination by us without cause or termination by employee for good reason related to a change of control. Subject to the execution and non-revocation of a release of claims against us or any of our affiliates, if Mr. Pacheco’s employment is terminated within 12 months following a change in control (as defined in Mr. Pacheco’s employment agreement) by Mr. Pacheco for good reason or by us without cause, then in lieu of the basic severance above, we will be obligated to: (i) pay an amount equal to 100% of his then current annual base salary plus 150% the annual bonus paid or payable for the most recently completed fiscal year (in addition to the annual bonus paid or payable for the most recently completed fiscal year), (ii) pay any annual bonus for the current fiscal year pro-rated through the date of termination, (iii) continue to provide for or reimburse health benefit continuation coverage until the earlier of 18 months following the date of termination or the date Mr. Pacheco becomes eligible for health benefits with another employer and (iv) accelerate the vesting of 100% of Mr. Pacheco’s unvested and outstanding options. We are obligated to pay the foregoing benefits in accordance with our regular payroll practices in equal or substantially equal payments over a maximum of 12 months following the execution and non-revocation of Mr. Pacheco’s release of claims against us or any of our affiliates.

KiWan Kim

We have entered into a severance and change of control agreement with Mr. Kim providing for the severance and change in control benefits set forth below. The initial term of the agreement ends on December 10, 2015, and the term of the agreement will be automatically renewed for successive one-year periods thereafter, unless we give written notice of termination at least 30 days prior to the expiration of the then-current term; provided that we may not give such notice if a change of control (as defined in Mr. Kim’s severance and change in control agreement) has occurred prior to such date until at least 12 months following such change of control.

Benefits provided upon termination without cause. Subject to the execution and non-revocation of a release of claims against us or any of our affiliates, if Mr. Kim is terminated by us without cause (as defined in Mr. Kim’s severance and change of control agreement), we will be obligated to: (i) pay an amount equal to 75% of his then existing annual base salary in a lump sum within 60 days following termination, (ii) pay any annual bonus for the current fiscal year pro-rated through the date of termination in a lump sum within 60 days following termination and (iii) continue to provide and to pay for health benefit continuation coverage until the earlier of 9 months following the date of termination or the date Mr. Kim becomes eligible for health benefits with another employer.

Benefits provided upon a change of control. Upon a change of control, a pro-rated portion of any options or share-based awards that remain subject to issuance or vesting based on performance shall be issued and/or vested based on performance measured immediately prior to the change of control. The remainder of the options or share-based awards that remain subject to issuance or vesting based on performance shall be issued and/or vested in equal monthly installments over the original performance period, unless the successor to the company does not assume or substitute such remaining options or share-based awards with a substantially equivalent award, in which case such remaining options or share-based awards shall be issued and/or vested upon the change of control.

Benefits provided upon termination by us without cause or termination by employee for good reason related to a change of control. Subject to the execution and non-revocation of a release of claims against us or any of our affiliates, if within the two months prior to or the twelve months after a change of control Mr. Kim is terminated by us without cause or Mr. Kim resigns for good reason (as defined in Mr. Kim’s severance and change of control agreement), then in lieu of the basic severance above, we will be obligated to: (i) pay an amount equal to 150% of his then current annual base salary plus 150% the annual bonus paid or payable for the most recently completed fiscal year (in addition to the annual bonus paid or payable for the most recently completed fiscal year) in a lump sum within 60 days following termination, (ii) pay any annual bonus for the current fiscal year pro-rated through the date of termination in a lump sum within 60 days following termination, (iii) continue to provide for or reimburse health benefit continuation coverage until the earlier of 18 months following the date of termination or the date Mr. Kim becomes eligible for health benefits with another employer and (iv) accelerate the vesting of 100% of Mr. Kim’s unvested and outstanding options or share-based awards.

Incentive Plan Awards

The total amount of cash incentives paid to Messrs. MacKenzie, Pacheco and Kim in fiscal 2014 is set forth under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. In fiscal 2014, the target bonuses for Messrs. MacKenzie, Pacheco and Kim were 100%, 75% and 65% of base salary, respectively.

Our named executive officers are eligible to participate in our cash incentive program, which is designed to reward overall company performance and to encourage individual performance and individual contribution to overall company performance. In fiscal 2014, with respect to Messrs. MacKenzie and Pacheco, 67% of the target incentives were related to overall company achievement of a non-U.S. GAAP adjusted EBITDA target, and 33% of the target incentives were related to other operating goals. For Mr. Kim, 67% of the target incentives were related to achievement of non-U.S. GAAP adjusted EBIT targets for SMART Brazil and SMART do Brazil and 33% of the target incentives were related to achievement of other operating goals for SMART Brazil and SMART do Brazil.

Executives were required to be actively employed on the date the cash incentive was paid to earn the applicable semi-annual or year-end cash incentive. After an assessment of performance for the relevant period, we paid executive officers as a group up to, but no more than, 100% of their targeted cash incentive achieved on a semi-annual basis for the first half of the fiscal year. Attainment in excess of 100% of targeted performance generated an additional bonus pool available to be allocated but which could not be earned until after the end of the fiscal year, at which time it was partially allocated on a discretionary basis and payable based upon our actual full-year performance relative to the full-year performance target.

The amounts actually earned under this cash incentive plan by each of the named executive officers in fiscal 2014 are set forth in the “Non-Equity Incentive Plan” column in the Summary Compensation Table above. In addition to the regular cash incentive program, in fiscal 2014, the board also approved a special discretionary bonus for Mr. MacKenzie as set forth in the “Bonus” column in the Summary Compensation Table.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in fiscal 2014.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers as of the end of fiscal 2014.

Option Awards
Name	Grant Date		Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date
Iain MacKenzie, President and Chief Executive Officer, Director	9/28/10 10/26/11 10/26/11 10/26/11	(1) (1)(3) (1)(3) (2)	45,776 39,980 39,980 872,120	974 18,173 18,173 396,420	— — — —	$ $ $ $	0.88 8.17 12.79 5.00	09/27/20 10/26/19 10/26/19 10/26/19
Jack Pacheco, Senior Vice President, Chief Financial Officer and Chief Operating Officer	10/26/11 10/26/11 10/26/11	(1)(3) (1)(3) (2)	27,985 27,985 495,990	12,721 12,721 225,450	— — —	$ $ $	8.17 12.79 5.00	10/26/19 10/26/19 10/26/19
KiWan Kim, Senior Vice President and President, SMART Brazil	9/15/05 9/26/06 10/02/07 9/23/08 9/29/09 9/28/10 10/26/11 10/26/11 10/26/11	(1) (1) (1) (1) (1) (1) (1)(3) (1)(3) (2)	2,383 51,727 30,487 18,000 40,000 39,166 11,993 11,993 106,562	— — — — — 834 5,452 5,452 48,438	— — — — — — — — —	$ $ $ $ $ $ $ $ $	0.88 0.88 0.88 0.88 0.88 0.88 8.17 12.79 5.00	09/15/15 07/28/17 07/28/17 09/23/18 09/29/19 09/27/20 10/26/19 10/26/19 10/26/19

(1)

Represents an option to purchase our ordinary shares. For options granted prior to August 26, 2011, vesting was  1/48 per month over four years from the grant date. For options granted after August 26, 2011, 50% vests two years following the grant date, and, thereafter, the remaining 50% vests  1/48 per month over two years. Options granted prior to August 26, 2011 were originally options to purchase ordinary shares of SMART Worldwide that were assumed by us in connection with the Acquisition and became options to purchase our ordinary shares.

(2)

Represents an option to purchase ordinary shares of an indirect wholly owned subsidiary of ours, or the subsidiary options. Of the subsidiary options originally granted, 50% vests two years following the grant date, and, thereafter, the remaining 50% vests  1/48 per month over two years. On January 2, 2015, in connection with an internal restructuring, such subsidiary options were converted into options to purchase our ordinary shares. As a result of the conversion methodology used to preserve the intrinsic value of the subsidiary options and, as a result of the different capitalization structures of us and our indirect wholly owned subsidiary, the number of options to purchase our ordinary shares received pursuant to such conversion is lower than the numbers shown here.

(3)	These options were premium-priced options to purchase ordinary shares of us and the exercise price therefore exceeded the fair market value of the ordinary shares on the grant date.

Employee Benefit and Share Plans

SMART Global Holdings, Inc. Amended and Restated 2011 Share Incentive Plan

Our SGH Plan was originally approved by our board of directors and shareholders in 2011 as a continuation of our 2004 plan. We expect to further amend and restate the SGH Plan prior to the closing of this offering. The SGH Plan provides for grants of options and other equity-based awards to our employees, directors and consultants to purchase our ordinary shares. Options granted under the SGH Plan have exercise prices of no less than the fair market value of such shares on the grant date. The options generally vest over a four-year period beginning on the grant date with a two-year cliff and then 1/48 per month thereafter. Options under the SGH Plan that were assumed from the predecessor plan have a 10-year term, options granted under the SGH Plan after August 2011 but before August 19, 2014 have an eight-year term and options granted after August 19, 2014 generally have a 10-year term. As of                     , 2014, equity awards for              options to purchase ordinary shares were outstanding with a weighted-average exercise price of approximately $             per ordinary share and              ordinary shares remained available for grant.

Pursuant to the terms of the SGH Plan, our board of directors, or a committee appointed by our board, administers the SGH Plan.

In the event of any share dividend, share split, reverse share split, reorganization, recapitalization, merger, amalgamation, consolidation, spin-off, combination, transaction or exchange of shares, or other corporate exchange, or any cash dividend or distribution to shareholders other than ordinary cash dividends or any transaction similar to the foregoing, the administrator shall equitably adjust:

•	the number or kind of shares or securities reserved for issuance or subject to outstanding awards under the SGH Plan;

•	the exercise price of any option; and/or

•	any other terms of such awards.

Upon a change in control, as defined in the SGH Plan, the administrator may cause any outstanding award to be:

•	continued by us;

•	assumed, or substituted with a substantially equivalent award, by the successor company (or its parents or any of its subsidiaries); or

•

canceled in consideration of a cash payment or alternative award equal in value of the consideration to be paid in the change in control transaction, directly or indirectly, to holders of the same number of shares subject to such award (or if no consideration is paid, then the fair market value) over the aggregate exercise price.

In the event of a dissolution or liquidation, then all outstanding awards will terminate immediately prior to such event. The administrator may amend, modify or terminate any award under the SGH Plan; provided that any such amendment, modification or termination that would adversely affect a participant’s rights requires the consent of such participant.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, for U.S. employees that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan when they meet the 401(k) plan’s eligibility requirements, and participants are able to defer eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants.

Indemnification and Insurance

As we are a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Law does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been actual fraud, willful default or reckless disregard on the part of the director or officer in question.

Our amended and restated memorandum and articles of association provide that each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability, if any, that they may incur by their own actual fraud, willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out their functions unless that liability arises through the actual fraud, willful neglect or default of such director, agent or officer.

We have also entered into indemnification agreements with our directors, executive officers and certain other employees under which we have agreed to indemnify each such person and hold them harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which they have been made a party or in which they became involved by reason of the fact that they are or were our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

PRINCIPAL SHAREHOLDERS

Each of our ordinary shares entitles its holder to one vote. The following table presents the beneficial ownership of our shares as of the date of this prospectus for:

•	each of our named executive officers;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of January 12, 2015 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 41,492,771 ordinary shares outstanding on January 12, 2015.

We have based our calculation of the percentage of beneficial ownership after the offering on ordinary shares outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
		Before the Offering	After the Offering
5% Shareholders:
Entities affiliated with Silver Lake Partners(2)	25,513,513	61.5%
Entities affiliated with Silver Lake Sumeru(3)	12,756,755	30.7%

Directors and Named Executive Officers:
Iain MacKenzie(4)	1,992,157	4.7%
Jack Pacheco(5)	465,095	1.1%
KiWan Kim(6)	351,033	*
Ajay Shah(3)(7)	733,812	1.8%
James Davidson(2)(3)	—	—
Kenneth Hao(2)	—	—
Paul Mercadante(3)	—	—
Sandeep Nayyar(8)	—	—
Mukesh Patel(9)	477,006	1.1%
Jason White(10)	—	—
All directors and executive officers as a group (12 persons)(11)	5,156,240	11.7%

*	Represents beneficial ownership of less than 1%
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)

Consists of (i) 25,376,761 shares held of record by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), the general partner of which is Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), and (ii) 136,752 shares held of record by Silver Lake Technology Investors III Cayman, L.P. (together with SLP III Cayman and SLTA III Cayman, the “SLP III Cayman Entities”), the general partner of which is SLTA III Cayman. Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore

Ltd”) is the general partner of SLTA III Cayman. As such, SL III Offshore Ltd may be deemed to have beneficial ownership of the securities over which any of the SLP III Cayman Entities has voting or dispositive power. An investment committee of SLTA III Cayman (the “SLP III Investment Committee”) has sole voting and dispositive control over such securities. Messrs. Mike Bingle, James Davidson, Egon Durban, Kenneth Hao, Christian Lucas, Greg Mondre and Joe Osnoss are the members of the SLP III Investment Committee, each of whom disclaims beneficial ownership of such securities other than to the extent of his pecuniary interest therein. The address for each of the entities referenced above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(3)	Consists of (i) 12,603,292 shares held of record by Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), the general partner of which is Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), the general partner of which is SLTA Sumeru (GP) Cayman L.P. (“SLTA Sumeru GP Cayman”), and (ii) 153,463 shares held of record by Silver Lake Technology Investors Sumeru Cayman, L.P. (together with SLS Cayman, SLTA Sumeru Cayman, SLTA Sumeru GP Cayman, the “SLS Cayman Entities”), the general partner of which is SLTA Sumeru Cayman. Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd”) is the general partner of SLTA Sumeru GP Cayman. As such, SL Sumeru Offshore Ltd may be deemed to have beneficial ownership of the securities over which any of the SLS Cayman Entities has voting or dispositive power. An investment committee of SLTA Sumeru Cayman (the “SLS Investment Committee”) has sole voting and dispositive control over such securities. Messrs. John Brennan, James Davidson, Glenn Hutchins, Paul Mercadante, Kyle Ryland and Ajay Shah and Ms. Hollie Moore Haynes are the members of the SLS Investment Committee, each of whom disclaims beneficial ownership of such securities other than to the extent of his or her pecuniary interest therein. The address for each of the entities referenced above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(4)	Consists of (i) 1,149,978 shares of record held by Mr. MacKenzie and (ii) 842,179 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of January 12, 2015.
(5)	Consists of 465,095 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of January 12, 2015.
(6)	Consists of (i) 54,013 shares of record held by Mr. Kim and (ii) 297,020 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of January 12, 2015.
(7)	Consists of (i) 281,635 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 1, for which Mr. Shah serves as a trustee; (ii) 31,684 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 3, for which Mr. Shah serves as a trustee; (iii) 350,248 shares of record held by The Ajay B. Shah and Lata K. Shah 1996 Trust (U/A/D 5/28/1996), for which Mr. Shah serves as a trustee; (iv) 54,354 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 4, for which Mr. Shah serves as a trustee; and (v) 15,891 shares held of record by Mr. Shah. The address for Mr. Shah is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(8)	The address for Mr. Nayyar is c/o Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, CA 95138.
(9)	Consists of (i) 284,287 shares held of record by Patel Family Partners L.P.—Fund No. 2, for which Mr. Patel serves as a trustee; (ii) 164,116 shares held of record by The Patel Revocable Trust (U/A/D 6/6/2002), for which Mr. Patel serves as a trustee; and (iii) 28,603 shares held of record by Mr. Patel.
(10)	The address for Mr. White is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(11)	Includes 2,532,146 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of January 12, 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since September 1, 2011, there has not been, nor is there any proposed transaction in which we were or will be a party, in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than as set forth below and the compensation, employment and other agreements and transactions which are described in “Management” and “Executive Compensation” elsewhere in this prospectus.

Sponsor Shareholder Agreement

In anticipation of this offering, we have entered into the Sponsor Shareholder Agreement with Silver Lake and Ajay Shah and his affiliated investment vehicles. The Sponsor Shareholder Agreement will become effective upon the closing of this offering. The Sponsor Shareholder Agreement, as further described below, will contain specific rights, obligations and agreements of these parties as owners of our ordinary shares. In addition, the Sponsor Shareholder Agreement will contain provisions related to the composition of our board of directors and its committees, which are discussed under “Management—Board of Directors” and “Management—Board Committees.”

Sponsor Approvals

Under the Sponsor Shareholder Agreement, the actions listed below by us or any of our subsidiaries will require the approval of Silver Lake for so long as Silver Lake collectively owns ordinary shares in an amount equal to or greater than 25% of our ordinary shares outstanding immediately following the consummation of this offering. The actions include:

•	entering into change of control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $ million;

•	incurring capital expenditures in any fiscal year in an aggregate principal amount in excess of $ million;

•	incurring indebtedness in an aggregate principal amount in excess of $ million;

•	initiating any liquidation, dilution, bankruptcy or other insolvency proceeding involving any of our subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our Chief Executive Officer or Chief Financial Officer or hiring a new Chief Executive Officer or Chief Financial Officer;

•	changing the size or composition of our board of directors;

•	entering into certain transactions with Silver Lake Partners, Silver Lake Sumeru or any of our other affiliates; and

•	amending, waiving or otherwise modifying the Management Investors Shareholders Agreement or any other key contractual terms with our management.

Employee Investors Shareholders Agreement

In connection with the closing of the Acquisition, and as a condition to being eligible to receive future grants of share-based incentives, certain employee investors entered into a shareholder agreement, which we refer to in this prospectus as the Employee Investors Shareholders Agreement, with us, Silver Lake and Ajay Shah and his affiliated investment vehicles. Under the Employee Investors Shareholders Agreement, the employee investors are subject to certain transfer restrictions, drag-along rights and call rights. The drag-along rights and call rights will terminate upon the occurrence of this offering; however, certain transfer restrictions survive this offering, including that no such employee investor may transfer our ordinary shares without the consent of Silver Lake to any person that is a competitor or potential competitor of ours or that is known to hold (directly or indirectly) more than 5% ownership interest in any such competitor (other than in a registered public offering or under Rule 144 through a securities exchange or national quotation system or through a broker, dealer or other market maker, in a manner in which the identity of the purchaser has not been designated by the seller and is effected in a manner through which the identity of the purchaser would not customarily be available to the seller).

Management Investors Shareholders Agreement

In connection with the closing of the Acquisition, certain management and employee investors entered into a shareholder agreement, which we refer to in this prospectus as the Management Investors Shareholders Agreement, with us, Silver Lake and Ajay Shah and his affiliated investment vehicles. Under the Management Investors Shareholders Agreement, certain members of our management are subject to transfer restrictions, tag-along rights, drag-along rights, participation rights and call rights. The tag-along rights, drag-along rights, participation rights and call rights will terminate upon the occurrence of this offering; however, certain transfer restrictions survive this offering including that no such management investor may transfer our ordinary shares without the consent of Silver Lake to any person that is a competitor or potential competitor of ours or that is known to hold (directly or indirectly) more than 5% ownership interest in any such competitor (other than in a registered public offering or under Rule 144 through a securities exchange or national quotation system or through a broker, dealer or other market maker, in a manner in which the identity of the purchaser has not been designated by the seller and is effected in a manner through which the identity of the purchaser would not customarily be available to the seller).

In addition, a group of key management investors, including Iain MacKenzie, Alan Marten and Bruce Goldberg, are also subject to additional transfer restrictions following this offering until the third anniversary of such initial public offering. These transfer restrictions include caps on the number of ordinary shares that may be transferred by such key management investor (or his or her permitted transferees). Such caps will be based on the number of shares transferred by the Silver Lake investors during the applicable period; provided that (i) from the period beginning on the first anniversary of this offering and ending on the second anniversary of this offering, the cap with respect to each key management investor shall be no lower than 20% of the sum of the number of ordinary shares held by such investor and the number of ordinary shares underlying vested options held by such investor, each as of the first anniversary of this offering and (ii) from the period beginning on the second anniversary of this offering and ending on the third anniversary of this offering, the cap with respect to each key management investor shall be no lower than 20% of the sum of the number of ordinary shares held by such investor and the number of ordinary shares underlying vested options held by such investor, each as of the second anniversary of this offering.

Management Agreement

In August 2011, in connection with the closing of the Acquisition, we became party to the Management Agreement with the Managers. At the closing of the Acquisition, we paid the Managers a $15.0 million transaction fee for services provided to us in evaluating, negotiating, documenting, financing and closing the Acquisition.

Pursuant to the Management Agreement, following the closing of the Acquisition, we retained the Managers to provide general executive, management and other services to us, for which we pay them annual fees in the amount of $4.0 million, payable in quarterly installments, plus their out-of-pocket expenses. The amount of the fees is subject to adjustment, as set forth in the Management Agreement. During the three months ended November 28, 2014 and in fiscal years 2014, 2013 and 2012, we recorded expenses of $1.0 million, $4.1 million, $4.0 million and $4.1 million, respectively, in connection with the Management Agreement. We expect to record quarterly expenses in connection therewith until the completion of this offering.

The Management Agreement has an initial term of 10 years, with automatic one-year renewal terms thereafter, subject to the Managers’ right to terminate the agreement in connection with a change in control transaction or an initial public offering. The Management Agreement specifies that, upon termination, we will pay to the Managers any accrued and unpaid management fees and a cash payment. We intend to terminate the Management Agreement upon the completion of this offering and to make a related termination payment of approximately $         million in accordance with the termination provisions of the agreement. See “Use of Proceeds.”

Indemnification

Under the Sponsor Shareholder Agreement, we will agree, subject to certain exceptions, to indemnify Silver Lake and various affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, us.

We also have entered into indemnification agreements with our directors and executive officers and intend to continue doing so in the future. See “Executive Compensation—Indemnification and Insurance.”

Registration Rights Agreement

We entered into a registration rights agreement, dated August 26, 2011, which we refer to as the Registration Rights Agreement, with Silver Lake, certain entities affiliated with Mr. Ajay Shah, certain entities affiliated with Mr. Mukesh Patel and certain of our executive officers. Upon the completion of this offering, holders of a total of 44,198,800 ordinary shares, including 2,866,787 shares subject to options which are currently exercisable or exercisable within 60 days of January 12, 2015, will have the right to require us to register these shares under the Securities Act or to participate in future registrations of securities by us, under the circumstances described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights described below will expire with the prior consent of Silver Lake in connection with a change of control, as defined in the Registration Rights Agreement, or, with respect to any party to the Registration Rights Agreement, at such time such party does not beneficially own any registrable shares subject to the Registration Rights Agreement.

Shelf Registration Rights

Beginning 90 days after the date on which Silver Lake is no longer subject to any lock-up or contractual restrictions (excluding the Sponsor Shareholder Agreement), Silver Lake may at any time request in writing that we file a shelf registration statement to permit the sale or distribution of all or a portion of their registrable shares. Subject to specified limitations set forth in the Registration Rights Agreement, holders may request that their registrable shares be joined to this request. Subject to specified limitations set forth in the Registration Rights Agreement, we may delay filing a registration statement pursuant to this provision on no more than two occasions in any 12-month period.

Demand Registration Rights

Subject to specified limitations set forth in the Registration Rights Agreement, Silver Lake may demand in writing that we register all or a portion of the registrable shares under the Securities Act if the total amount of registrable shares registered can reasonably be anticipated to have a net aggregate offering price of at least $25 million. Subject to specified limitations set forth in the Registration Rights Agreement, we may delay filing a registration statement pursuant to this provision on no more than two occasions in any 12-month period.

Piggyback Registration Rights

In the event that we propose to register any of our shares under the Securities Act, either for our own account or for the account of other security holders, each holder of registrable shares is entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. Any such limitations on the number of registrable securities that may be included by such holders must be on a pro-rata basis.

The Registration Rights Agreement also contains certain customary cross-indemnification provisions.

Other Relationships

In addition to transactions pursuant to the Management Agreement, in the ordinary course of business, we sold goods and services to affiliates of Silver Lake during the three months ended November 28, 2014 and in fiscal 2014, 2013 and 2012, for which we recorded net sales of $29.0 million, $87.0 million, $0.3 million and $2.1 million, respectively. In October 2013, investment funds affiliated with Silver Lake, together with other investors, acquired Dell, one of our top three end customers by net sales during the three months ended November 28, 2014 and in each of fiscal 2014, 2013 and 2012.

We also have entered into employment agreements with our executive officers. See “Executive Compensation—Employment and Severance Agreements.”

Procedures for Approval of Related Person Transactions

Pursuant to our amended and restated memorandum and articles of association, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting of the board of directors for consideration. In connection with this offering, we have adopted a written audit committee charter, pursuant to which the audit committee must review all related party transactions required to be disclosed in our financial statements and approve any such related party transaction, unless the transaction is approved by another independent committee of our board. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. In addition, our written code of business conduct and ethics requires that directors, executive officers and employees make appropriate disclosure of potential conflicts of interest situations to the audit committee, in the case of directors and executive officers, or to the supervisor who will then seek authorization from the compliance officer, in the case of employees.

Prior to this offering, we have not had a written policy for the review and approval of transactions with related persons. However, our board of directors has reviewed and approved any transaction where a director or executive officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our shareholders.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital assumes the adoption of our amended and restated memorandum and articles of association, which we will file in connection with this offering. Throughout this description, we summarize the material terms of our share capital as though such amended and restated memorandum and articles of association were presently in effect. Our amended and restated memorandum and articles of association authorize the issuance of up to             ordinary shares and             preferred shares. As of November 28, 2014, 41,492,771 ordinary shares were issued and outstanding and held of record by 95 shareholders. In addition,              ordinary shares were subject to options outstanding as of November 28, 2014, with a weighted-average exercise price of $         per share.

We are incorporated as an exempted company with limited liability under Cayman Islands law and our affairs are governed by the provisions of our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the provisions of the Companies Law. A Cayman Islands company qualifies for exempted status if its operations will be conducted mainly outside of the Cayman Islands. Exempted companies are exempted from complying with certain provisions of the Companies Law. An exempted company is not required to obtain prior approval for registration or to hold an annual general meeting, and the annual return that must be filed with the Registrar of Companies in the Cayman Islands is considerably more simple than for non-exempted Cayman Islands companies. Names of shareholders are not required to be filed with the Registrar of Companies in the Cayman Islands. While there are currently no forms of direct taxation, withholding or capital gains tax in the Cayman Islands, an exempted company is entitled to apply for a tax exemption certificate from the Governor in Cabinet, which provides written confirmation that, among other things, should the laws of the Cayman Islands change, the company will not be subject to taxes for the period during which the certificate is valid (usually 20 years). See “Taxation—Cayman Islands Tax Consideration.” The following is a summary of some of the more important terms of our share capital that we expect will become effective on the consummation of this offering. For a complete description, you should refer to our amended and restated memorandum and articles of association, which are filed as an exhibit to the registration statement of which this prospectus forms a part, and the applicable provisions of the Companies Law.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Voting Rights

Each shareholder is entitled to one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any shareholders’ meeting is by way of a poll.

A quorum required for a meeting of shareholders consists of one or more holders of shares present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative) together holding (or representing by proxy) not less than a majority of the total voting power of all shares outstanding and entitled to vote. General meetings of our shareholders are held annually and may be convened by our board of directors on its own initiative. Extraordinary meetings of our shareholders may be called at any time only by or at

the direction of the board of directors or the chairman of the board of directors; however, so long as Silver Lake owns at least     % of our outstanding ordinary shares, extraordinary meetings of our shareholders will also be called by the board of directors at the request of either Silver Lake Partners or Silver Lake Sumeru. Advance notice to shareholders of at least 14 calendar days is required for the convening of any annual general meeting or other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than 75% of the votes cast. Under the Companies Law, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, reduction of share capital, change of name, or voluntary winding up the company.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the Companies Law and our amended and restated memorandum and articles of association. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Register of Members

Under Cayman Islands law, we must keep a register of members and include the following items:

•	the names and addresses of the members, a statement of the shares held by each member and the amount paid or agreed to be considered as paid on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set forth therein (i.e., the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members shall be immediately updated to reflect the shares that we will have issued in connection with this offering. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their names. If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in updating the register for any person that has ceased to be a member of our company, such aggrieved person or member (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or, if satisfied with the justice of the case, order the register be rectified.

Undesignated Preferred Shares

Pursuant to our amended and restated articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to             preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders, any or all of which may be greater than the rights of the ordinary shares.

Registration Rights Agreement

See “Shares Eligible for Future Sale—Registration Rights” for a description of the Registration Rights Agreement entered into with Silver Lake, certain entities affiliated with Mr. Ajay Shah, certain entities affiliated with Mr. Mukesh Patel and certain of our executive officers.

Sponsor Shareholder Agreement

Pursuant to our Sponsor Shareholder Agreement, we will not take certain actions specified in the Sponsor Shareholder Agreement without the consent of Silver Lake. Please see “Certain Relationships and Related Party Transactions—Sponsor Shareholder Agreement” elsewhere in this prospectus.

Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders might otherwise view as favorable and are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for our ordinary shares.

Classified Board of Directors

Our amended and restated memorandum and articles of association provide that our board of directors is classified into three classes of directors with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors.”

Breaches of Fiduciary Duty

To the maximum extent permitted under Cayman Islands law, our amended and restated memorandum and articles of association will indemnify our directors against any personal liability of our directors for breaches of fiduciary duty.

Removal of Directors

Our amended and restated memorandum and articles of association provides that directors may be removed with or without cause upon the affirmative vote of a majority of our outstanding ordinary shares, so long as Silver Lake collectively owns at least     % of our outstanding ordinary shares; however, at any time when Silver Lake collectively owns less than     % of our outstanding ordinary shares, directors may only be removed for cause, and only by the affirmative vote of holders of at least 75% of our outstanding ordinary shares.

Vacancies

In addition, our amended and restated memorandum and articles of association also provides that any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority of our outstanding ordinary shares, so long as Silver Lake collectively owns at least     % of our outstanding ordinary

shares; however, at any time when Silver Lake collectively owns less than     % of our outstanding ordinary shares, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled only by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the shareholders). Our amended and restated memorandum and articles of association provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when Silver Lake collectively owns at least     % of our outstanding ordinary shares, by the affirmative vote of a majority of our outstanding ordinary shares.

Board Quorum

Our amended and restated memorandum and articles of association provides that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes; however, so long as there is at least one Silver Lake Director on the board, a quorum shall also require at least one Silver Lake Director for all purposes. Following the consummation of this offering, if any such required Silver Lake Director fails to appear at a meeting of the board of directors, and such meeting is adjourned with proper notice and postponed with no change to the agenda, and such Silver Lake Director again fails to appear at such postponed meeting, a majority of the total number of directors then in office without such Silver Lake Director constitutes a quorum for all purposes.

Shareholder Action by Written Consent

Our amended and restated memorandum and articles of association provide that any action required to be taken at any annual or extraordinary meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if, in the case of an ordinary resolution, a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding ordinary shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of our outstanding ordinary shares were present and voted, or in the case of a special resolution by all holders of ordinary shares having the right to vote, unless our amended and restated memorandum and articles of association provides otherwise, so long as Silver Lake collectively owns at least     % of our outstanding ordinary shares. Our amended and restated memorandum and articles of association will preclude shareholder action by written consent at any time when Silver Lake collectively owns less than     % of our outstanding ordinary shares, provided that shareholders may always act by a unanimous written resolution.

Extraordinary Shareholder Meetings

Our amended and restated memorandum and articles of association limits the ability of shareholders to requisition and convene general meetings of shareholders and provides that extraordinary meetings of our shareholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; however, so long as Silver Lake collectively owns at least     % of our outstanding ordinary shares, extraordinary meetings of our shareholders may also be called by the board of directors at the request of either Silver Lake Partners or Silver Lake Sumeru.

Supermajority Provisions

Cayman Islands law and our amended and restated memorandum and articles of association provide that the affirmative vote of at least 75% of our outstanding ordinary shares attending and voting at a general meeting or a unanimous written resolution is required to amend our amended and restated memorandum and articles of association.

The combination of the foregoing provisions will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Comparison of Cayman Islands Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Companies Law allows for mergers or consolidations between two or more Cayman Islands companies, or between one or more Cayman Islands companies and one or more companies incorporated in another jurisdiction (provided that is permitted or not prohibited by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (i) a special resolution of the shareholders of each company; or (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. A shareholder may have the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company if a copy of the plan of merger is given to every member of such subsidiary company unless a member agrees otherwise. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived;

(b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in paragraph (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (v) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands, provided such judgment:

•	is given by a competent foreign court;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

Limitations on Liability and Indemnification Matters

See “Executive Compensation—Indemnification and Insurance.”

Listing

We expect to apply to list our ordinary shares on The NASDAQ Global Market under the symbol “SGH”.

Transfer Agent and Registrar

                    is acting as transfer agent and registrar for our ordinary shares. The transfer agent’s address is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that market sales of our ordinary shares or the availability of our ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of our ordinary shares outstanding as of November 28, 2014, we will have a total of                  ordinary shares outstanding. Of these outstanding shares, all ordinary shares sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding ordinary shares will be, and shares subject to outstanding stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our equity securities have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our equity securities for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, ordinary shares will be available for sale in the public market as follows.

•

beginning on the date of this prospectus, all ordinary shares sold in this offering will be immediately available for sale in the public market except to the extent purchased by one of our affiliates; and

•

beginning 181 days after the date of this prospectus, the remainder of the ordinary shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to restrictions in award agreements and contractual obligations with us or with Silver Lake or the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

We, our executive officers and directors and holders of substantially all of our outstanding equity securities have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of each of Barclays Capital Inc. and Deutsche Bank Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•

offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares;

•

enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, whether any such transaction described in the immediately preceding bullet or this bullet is to be settled by delivery of ordinary shares or other securities, in cash or otherwise;

•

make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing, in each case for a period commencing on the date hereof and ending on the 180th day after the date of this prospectus.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Barclays Capital Inc. and Deutsche Bank Securities Inc. may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling ordinary shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased ordinary shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

See “Certain Relationships and Related Party Transactions — Registration Rights Agreement” for a description of the Registration Rights Agreement entered into with Silver Lake, certain entities affiliated with Mr. Ajay Shah, certain entities affiliated with Mr. Mukesh Patel and certain of our executive officers. Upon the completion of this offering, holders of a total of 44,198,800 ordinary shares, including 2,866,787 shares subject to options which are currently exercisable or exercisable within 60 days of January 12, 2015, will have the right to require us to register these shares under the Securities Act or to participate in future registrations of securities by us, pursuant to the Registration Rights Agreement. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights described below will expire with the prior consent of Silver Lake in connection with a change of control, as defined in the Registration Rights Agreement, or, with respect to any party to the Registration Rights Agreement, at such time such party does not beneficially own any registrable shares subject to the Registration Rights Agreement.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register ordinary shares issuable upon exercise of outstanding stock options, as well as any ordinary shares reserved for future issuance, under our SGH Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

TAXATION

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Cayman Islands Tax Considerations

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any of our ordinary shares under the laws of their country of citizenship, residence or domicile. The following is a discussion on certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of an ordinary share.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands in substantially the following form:

The Tax Concessions Law

(2011 Revision)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (2011 Revision) the Governor in Cabinet undertakes with SMART Global Holdings, Inc. (the “Company”).

(a)	that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

These concessions shall be for a period of TWENTY years from the 13th day of May 2014.

Material U.S. Federal Income Tax Consequences

In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the ordinary shares. This discussion applies only to a U.S. Holder that acquires our ordinary shares pursuant to this offering and holds them as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding our ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock; or

•	persons holding our ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

As discussed above under “Dividend Policy,” the Company does not currently intend to declare dividends on our ordinary shares in the foreseeable future. In the event that the Company does pay dividends, distributions paid on our ordinary shares, other than certain pro rata distributions payable only in ordinary shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at preferential rates. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as NASDAQ on which the Company has applied to list its ordinary shares. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders for foreign tax credit purposes and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Taxable Disposition of Ordinary Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of our ordinary shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition. This gain or loss will generally be U.S.—source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year if: (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly percentage of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents and capital gains. Goodwill is generally treated as a non-passive asset. The average quarterly percentage of a corporation’s active and passive assets for a taxable year is determined by value unless a corporation is a controlled foreign corporation, or CFC, that is not a publicly traded corporation for the taxable year, in which case it is determined in accordance with the corporation’s adjusted basis in the assets. The Company expects to be a CFC for its 2015 taxable year.

If a non-US corporation owns at least 25% (by value) of the stock of another corporation, it will be treated, for purposes of the PFIC tests, as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

Based upon the projected composition of our income and assets and estimates of the valuation of our assets, the Company does not expect to be a PFIC for its 2015 taxable year or in the foreseeable future. However, there are uncertainties as to the appropriate characterization and value of certain of the Company’s assets for purposes of the PFIC test. In particular, because the Company has a significant amount of passive assets, it is possible that the Company could be considered to be a PFIC for its 2015 taxable year if it is not considered to be publicly traded and, as a result, is not able to take into account significant amounts of its goodwill and other intangible assets (which generally do not have significant tax basis) for purposes of the PFIC test. Further, because the determination of whether the Company is a PFIC is an annual test based on the composition of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ordinary shares, which is likely to fluctuate, there can be no assurance that the Company will not be a PFIC for any taxable year.

In general, if the Company were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of our ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If the Company were a PFIC for any year during which a U.S. Holder held ordinary shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held ordinary shares, even if the Company ceased to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances.

If a U.S. Holder owns ordinary shares during any year in which the Company is a PFIC, the holder will generally be required to file an IRS Form 8621 with their annual U.S. federal income tax return, subject to certain exceptions.

U.S. Holders should consult their tax advisers regarding whether the Company is or may become a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and under proposed Treasury regulations, certain entities) may be required to report information relating to their ownership of an interest in certain foreign financial assets in excess of certain thresholds, including stock of a non-U.S. person, generally on IRS Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ordinary shares.

UNDERWRITING

Barclays Capital Inc., Deutsche Bank Securities Inc. and Jefferies LLC are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each of the underwriters named below has severally agreed to purchase from us the respective number of ordinary shares shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Jefferies LLC
Banco BTG Pactual S.A.—Cayman Branch (1)
Roth Capital Partners, LLC

Total

(1)	Banco BTG Pactual S.A.—Cayman Branch is not broker-dealer registered with the SEC and, accordingly, may not sell any of the ordinary shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco BTG Pactual S.A.—Cayman Branch intends to effect sales of the ordinary shares in the United States or to U.S. persons, or engage in the stabilization transactions described below, it will do so only through BTG Pactual US Capital LLC, or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

The underwriting agreement provides that the underwriters’ obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their overallotment option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the ordinary shares.

	No Exercise	Full Exercise
Per Ordinary Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per ordinary share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $         (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for their legal expenses relating to clearance of the offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $        .

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                  ordinary shares from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than                  ordinary shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ordinary shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding ordinary shares have agreed that, subject to certain limited exceptions, without the prior written consent of each of Barclays Capital Inc. and Deutsche Bank Securities Inc., we and they will not directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares; (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or other securities, in cash or otherwise; (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities; or (iv) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

Barclays Capital Inc. and Deutsche Bank Securities Inc., in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release ordinary shares and other securities from lock-up agreements, Barclays Capital Inc. and Deutsche Bank Securities Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our ordinary shares, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their overallotment option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their overallotment option to purchase additional shares. The underwriters may close out any short position by either exercising their overallotment option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their overallotment option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate-covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The NASDAQ Global Market

We intend to apply to list our ordinary shares on NASDAQ under the symbol “SGH.”

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of the ordinary shares sold in this offering to accounts over which they exercise discretionary authority.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

Affiliates of Barclays Capital Inc., Deutsche Bank Securities Inc. and Jefferies LLC, who are underwriters in this offering, are lenders under the Senior Secured Credit Agreement. In such capacity, such affiliates have received, and will in the future receive, customary fees and compensation in the ordinary course of business.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their affiliates may hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone, without our prior express and written consent.

This offering does not constitute or form part of any public offering of shares in Brazil and, accordingly, has not been and will not be registered under Brazilian Federal Law No. 6385 of December 7, 1976, as amended,

Brazilian Securities Commission (Comissão de Valores Mobilários) Rule (Instrução) No. 400 of December 29, 2003, as amended, or under any other Brazilian securities law or regulation. Furthermore, our ordinary shares and we have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobilários) under Rule (Instrução) No. 480 of December 7, 2009, as amended.

Therefore, the ordinary shares offered hereby have not been, will not be and may not be offered for sale or sold in Brazil except in circumstances that do not constitute a public offering or other unauthorized distribution under applicable Brazilian laws and regulations. Documents relating to the ordinary shares, as well as the information contained therein, may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale of the shares to the public in Brazil.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or Relevant Member State, an offer to the public of any ordinary shares that are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ordinary shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale; or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus has only been communicated or caused to have been communicated, and will only be communicated or caused to be communicated, as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (as amended), or FSMA) as received in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom

Notice to Prospective Investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under Article 652a or Article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons, which we refer to as Exempt Investors, who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act),

“professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under such ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under such ordinance.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor), which sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the ordinary shares and certain other matters of Cayman Island law will be passed upon for us by Maples and Calder, Cayman Islands, and for the underwriters by Walkers, Cayman Islands.

EXPERTS

The consolidated financial statements as of August 29, 2014 and August 30, 2013, and for the years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

KPMG LLP, or KPMG, was previously the principal accountants for the Company. On May 14, 2014, with the approval of our board of directors, we dismissed KPMG due to an independence issue, and engaged the services of Deloitte & Touche LLP as our new independent registered public accounting firm on May 27, 2014. Deloitte & Touche LLP re-audited our financial statements for the fiscal years ended August 31, 2012 and August 30, 2013. KPMG subsequently communicated to the financial review committee that its audit report dated December 20, 2013 related to our consolidated financial statements for the two fiscal years ended August 30, 2013 should no longer be relied upon.

During the two fiscal years ended August 30, 2013, and through May 14, 2014, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference thereto in its reports on the consolidated financial statements for such periods, and there were no “reportable events” within the meaning of Item 304(a)(1) of Regulation S-K under the Exchange Act, other than material errors we communicated to KPMG existed in our previously issued consolidated financial statements for the two fiscal years ended August 30, 2013 that resulted in KPMG’s communication that its audit report should no longer be relied upon and a material weakness in our internal controls over the accounting for non-routine transactions identified by KPMG during its audit of our financial statements for our fiscal year ended August 30, 2013.

We have provided KPMG with a copy of the foregoing statements. A copy of a letter from KPMG to the SEC stating its agreement with these statements is attached as an exhibit to the registration statement of which this prospectus forms a part.

During the fiscal years ended August 31, 2012 and August 30, 2013 and through May 14, 2014, we have not consulted with Deloitte & Touche LLP regarding any of the matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

ENFORCEMENT OF JUDGMENTS

We are an exempted company under the laws of the Cayman Islands, and certain of the board members of each of our subsidiaries and certain of the experts named herein reside outside the United States. Certain of our assets and the assets of such other persons are located outside the United States.

We have been advised by Maples and Calder, Cayman Islands, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company, its directors or officers judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company, its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final, conclusive, for a liquidated sum and must not be in respect of taxes, fines or penalties, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court that suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court) has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, which would not have been enforceable upon the application of the traditional common law principles summarized above. It held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above and not by the simple exercise of the Court’s discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency-related judgments is still in a state of uncertainty.

There can be no assurance that investors will be able to enforce against us, our board members or the experts named herein, any judgments in civil and commercial matters, including judgments under the securities laws of the United States or any state. In addition, it is uncertain whether a court in the Cayman Islands would impose civil liability on us or such other persons in an original action predicated upon the securities laws of the United States or any state brought in a court of competent jurisdiction in the Cayman Islands against us or such persons.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form S-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

SMART Global Holdings, Inc.

Newark, California

We have audited the accompanying consolidated balance sheets of SMART Global Holdings, Inc. and subsidiaries (the “Company”) as of August 29, 2014 and August 30, 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SMART Global Holdings, Inc. and subsidiaries as of August 29, 2014 and August 30, 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Jose, California

October 27, 2014

SMART Global Holdings, Inc.

and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)

	November 28, 2014	August 29, 2014	August 30, 2013
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$76,481	$78,092	$92,408
Accounts receivable, net of allowances of $291, $343 and $507 as of November 28, 2014, August 29, 2014 and August 30, 2013, respectively	185,193	203,973	157,745
Inventories	166,734	132,594	120,437
Escrow receivable	30,498	—	30,498
Prepaid expenses and other current assets	31,771	34,637	29,914
Deferred tax assets	2,193	2,677	2,747

Total current assets	492,870	451,973	433,749

Property and equipment, net	65,250	67,243	39,844
Debt issuance costs, net	4,738	5,491	8,372
Other noncurrent assets	18,616	18,742	23,113
Escrow receivable	—	30,498	—
Intangible assets, net	57,414	67,948	118,651
Goodwill	54,814	57,940	56,482

Total assets	$693,702	$699,835	$680,211

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$276,885	$238,659	$194,363
Accrued liabilities	21,882	40,284	32,260
Due to shareholders and employees	—	—	10,513
Current portion of long-term debt	12,789	11,659	7,985

Total current liabilities	311,556	290,602	245,121

Long-term debt	242,887	246,158	247,466
Deferred tax liabilities	8,580	10,168	23,294
Other long-term liabilities	2,441	2,626	8,587

Total liabilities	565,464	549,554	524,468

Commitments and contingencies (see Note 11)

Shareholders’ equity:
Ordinary shares, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 41,492,771, 41,492,771 and 40,694,610 shares as of November 28, 2014, August 29, 2014 and August 30, 2013, respectively	415	415	407
Additional paid-in capital	167,016	165,625	158,306
Accumulated other comprehensive loss	(97,558)	(82,756)	(84,408)
Retained earnings	58,365	66,997	81,438

Total shareholders’ equity	128,238	150,281	155,743

Total liabilities and shareholders’ equity	$693,702	$699,835	$680,211

See accompanying notes to consolidated financial statements.

SMART Global Holdings, Inc.

and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Net sales(1)	$185,046	$174,774	$722,380	$529,832

Cost of sales	146,771	129,224	558,123	411,253

Gross profit	38,275	45,550	164,257	118,579

Operating expenses:
Research and development	12,234	14,576	61,015	54,047
Selling, general, and administrative	24,137	23,052	92,793	81,453
Management advisory fees	997	1,000	4,107	4,005

Total operating expenses	37,368	38,628	157,915	139,505

Income (loss) from operations	907	6,922	6,342	(20,926)
Other income (expense):
Interest expense, net	(6,513)	(6,438)	(25,892)	(25,369)
Gain on early repayment of long-term debt	—	—	435	—
Other income (expense), net	(1,086)	3,078	8,087	(548)

Total other expense	(7,599)	(3,360)	(17,370)	(25,917)

Income (loss) from continuing operations before income taxes	(6,692)	3,562	(11,028)	(46,843)
Provision for income taxes from continuing operations	1,940	3,371	3,413	4,500

Income (loss) from continuing operations	(8,632)	191	(14,441)	(51,343)

Discontinued operations:
Loss from discontinued operations	—	—	—	(24,922)
Gain on sale of discontinued operations	—	—	—	252,524

Income from discontinued operations, net of tax	—	—	—	227,602

Net income (loss)	$(8,632)	$191	$(14,441)	$176,259

Earnings per share:
Income (loss) from continuing operations:
Basic	$(0.21)	$—	$(0.35)	$(1.27)

Diluted	$(0.21)	$—	$(0.35)	$(1.27)

Income (loss) from discontinued operations:
Basic	$—	$—	$—	$5.62

Diluted	$—	$—	$—	$5.62

Net income (loss):
Basic	$(0.21)	$—	$(0.35)	$4.35

Diluted	$(0.21)	$—	$(0.35)	$4.35

Shares used in computing net income (loss) per ordinary share, basic	41,493	40,950	41,350	40,516

Shares used in computing net income (loss) per ordinary share, diluted	41,493	43,367	41,350	40,516

(1)	Includes sales to affiliates of $28,959, $4,959, $87,039 and $290 during the three months ended November 28, 2014 and November 29, 2013, and in fiscal 2014 and 2013, respectively (see Note 4).

See accompanying notes to consolidated financial statements.

SMART Global Holdings, Inc.

and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Net income (loss)	$(8,632)	$191	$(14,441)	$176,259
Other comprehensive income (loss):
Foreign currency translation	(14,802)	7,393	1,652	(22,416)

Other comprehensive income (loss)	(14,802)	7,393	1,652	(22,416)

Comprehensive income (loss)	$(23,434)	$7,584	$(12,789)	$153,843

See accompanying notes to consolidated financial statements.

SMART Global Holdings, Inc.

and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(Dollars in thousands)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
Balances as of August 31, 2012	40,232,576	$402	$390,087	$(61,992)	$(94,821)	$233,676
Release of restricted stock units and related tax withholding	262,121	3	(1,659)	—	—	(1,656)
Issuance of ordinary shares from exercises	194,225	2	(1,119)	—	—	(1,117)
Payment for cancellation of Storage options	—	—	(6,634)	—	—	(6,634)
Payments for strike price reductions	—	—	(3,439)	—	—	(3,439)
Share-based compensation expense	—	—	13,617	—	—	13,617
Issuance of ordinary shares	5,688	—	50	—	—	50
Distribution of share premium	—	—	(232,597)	—	—	(232,597)
Foreign currency translation	—	—	—	(22,416)	—	(22,416)
Net income	—	—	—	—	176,259	176,259

Balances as of August 30, 2013	40,694,610	407	158,306	(84,408)	81,438	155,743
Share-based compensation expense	—	—	6,417	—	—	6,417
Issuance of ordinary shares from exercises	798,161	8	1,107	—	—	1,115
Payments for strike price reductions	—	—	(205)	—	—	(205)
Foreign currency translation	—	—	—	1,652	—	1,652
Net loss	—	—	—	—	(14,441)	(14,441)

Balances as of August 29, 2014	41,492,771	415	165,625	(82,756)	66,997	150,281
Share-based compensation expense*	—	—	1,391	—	—	1,391
Foreign currency translation*	—	—	—	(14,802)	—	(14,802)
Net loss*	—	—	—	—	(8,632)	(8,632)

Balances as of November 28, 2014*	41,492,771	$415	$167,016	$(97,558)	$58,365	$128,238

*	unaudited

See accompanying notes to consolidated financial statements.

SMART Global Holdings, Inc.

and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(8,632)	$191	$(14,441)	$176,259
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,829	16,452	67,591	72,507
Share-based compensation	1,391	2,381	6,417	13,617
Provision for (recovery of) doubtful accounts receivable and sales returns	(56)	75	(164)	31
Deferred income tax benefit	(541)	(1,596)	(13,138)	(8,573)
Loss on disposal of property and equipment	68	104	114	153
Gain on early repayment of long-term debt	—	—	(435)	—
Amortization of debt issuance costs	734	697	2,776	2,713
Amortization of debt original issuance discount	395	385	1,532	1,488
Net gain on sale of discontinued operations	—	—	—	(252,524)
Changes in operating assets and liabilities:
Accounts receivable	16,147	(15,760)	(45,654)	(42,591)
Inventories	(38,756)	(393)	(12,160)	(38,848)
Prepaid expenses and other assets	2,817	696	1,773	(2,309)
Accounts payable	40,243	13,335	45,378	56,428
Accrued expenses and other liabilities	(18,503)	6,050	1,714	13,675

Net cash provided by (used in) operating activities	9,136	22,617	41,303	(7,974)

Cash flows from investing activities:
Capital expenditures	(6,947)	(4,934)	(43,121)	(21,965)
Cash deposits on equipment	(434)	1,576	(85)	(87)
Restricted cash	(89)	—	(2,646)	—
Proceeds from sale of property and equipment	35	—	58	3
Proceeds from sale of Enterprise business, net of cash contributed	—	—	—	272,086
Transaction costs paid related to discontinued operations	—	(1,062)	(1,062)	(8,032)

Net cash provided by (used in) investing activities	(7,435)	(4,420)	(46,856)	242,005

Cash flows from financing activities:
Distribution of share premium	—	(6,931)	(6,931)	(225,666)
Payments for strike price reductions	—	(3,439)	(3,644)	—
Proceeds from long-term debt borrowing	2,091	—	17,057	—
Fees related to long-term debt financing	—	—	(65)	—
Early repayment of long-term debt	—	—	(6,640)	—
Long-term debt payment	(3,315)	(2,389)	(9,350)	(8,192)
Payment of costs related to initial public offering	(1,766)	—	—	—
Tax payments due upon issuance of ordinary shares for release of restricted stock units	—	—	—	(1,513)
Tax payments due upon issuance of ordinary shares	—	—	—	(1,119)
Proceeds from issuance of ordinary shares	—	—	—	50
Payment for cancellation of Storage options	—	—	—	(6,634)
Proceeds from issuance of ordinary shares from share option exercises	—	1,106	1,115	2

Net cash used in financing activities	(2,990)	(11,653)	(8,458)	(243,072)
Effect of exchange rate changes on cash and cash equivalents	(322)	1,414	(305)	(3,340)

Net increase (decrease) in cash and cash equivalents	(1,611)	7,958	(14,316)	(12,381)
Cash and cash equivalents at beginning of period	78,092	92,408	92,408	104,789

Cash and cash equivalents at end of period	$76,481	$100,366	$78,092	$92,408

Supplemental disclosures of cash flow information:
Cash paid during the year:
Cash paid for interest	$5,848	$5,947	$23,685	$23,810
Cash paid for income taxes	2,161	5,697	18,924	13,668
Noncash activities information:
Initial public offering costs included in accounts payable at period-end	1,085	—	—	—
Return of capital	—	—	—	6,931
Strike price reduction	—	—	—	3,439
Change in ICMS assessment payable and related indemnification receivable	—	234	(5,874)	(438)
Capital expenditures included in accounts payable at period end	518	1,264	596	480
Transaction costs included in accounts payable at period end	—	—	—	1,062

See accompanying notes to consolidated financial statements.

SMART Global Holdings, Inc.

and Subsidiaries

Notes to Consolidated Financial Statements

November 28, 2014, August 29, 2014 and August 30, 2013

(1)	Overview, Basis of Presentation and Significant Accounting Policies

(a)	Overview

On August 26, 2011, SMART Global Holdings, Inc., formerly known as Saleen Holdings, Inc., a Cayman Islands exempted company (SMART Global Holdings, and together with its subsidiaries, the Company), consummated a transaction with SMART Worldwide Holdings, Inc., formerly known as SMART Modular Technologies (WWH), Inc. (SMART Worldwide), pursuant to an Agreement and Plan of Merger (the Merger Agreement) whereby, through a series of transactions, SMART Global Holdings acquired substantially all of the equity interests of SMART Worldwide with SMART Worldwide surviving as an indirect wholly owned subsidiary of SMART Global Holdings (the Acquisition). SMART Global Holdings is an entity that was formed by investment funds affiliated with Silver Lake Partners and Silver Lake Sumeru (collectively Silver Lake). As a result of the Acquisition, since there was a change of control resulting in Silver Lake as the controlling shareholder group, the Company applied the acquisition method of accounting and established a new basis of accounting.

As of November 28, 2014, the Company operated as two reporting units: Memory and Storage. SMART Modular Technologies (Global Holdings), Inc. (Memory), through its subsidiaries, provides specialty memory solutions sold primarily to original equipment manufacturers (OEMs). Memory offers these solutions to customers worldwide and also offers custom supply chain services including procurement, logistics, inventory management, temporary warehousing, kitting and packaging services. SMART Storage Systems (Global Holdings), Inc. (Storage), through its subsidiaries, is a designer, manufacturer and supplier of Flash-based solid state drives (SSDs) sold to customers worldwide.

During fiscal year 2013, the Company separated the Storage operating segment into two reporting units, Enterprise and High Reliability Solutions (HRS). In August 2013, Storage sold the Enterprise business to SanDisk Corporation (SanDisk) for approximately $304 million in cash (the Sale), subject to certain adjustments and certain escrow and holdback provisions (see Note 2 for further discussion of the Sale). Because the operating results of the remaining HRS business is immaterial to the Company’s overall results of operations, the Company reports its financial results in one segment.

On December 1, 2014, Storage sold HRS to a subsidiary of Memory. As of January 2, 2015, Memory merged with and into SMART Worldwide (the Memory-WWH Merger) with SMART Worldwide being the surviving entity and Memory no longer having a separate corporate existence. As a result of such reorganization, there is no discrete financial information available for HRS and the Company now operates as a single reporting unit.

The Company’s U.S. headquarters is in Newark, California, and the Company has operations in the United States, Brazil, Malaysia, Taiwan, Hong Kong, Scotland and South Korea.

(b)	Basis of Presentation

The accompanying consolidated financial statements comprise SMART Global Holdings and its wholly owned subsidiaries. Intercompany transactions have been eliminated in the consolidated financial statements.

All financial information for two of the Company’s subsidiaries, SMART Modular Technologies Indústria de Componentes Eletrônicos Ltda. (SMART Brazil) and SMART Modular Technologies do Brasil

Indústria e Comércio de Componentes Ltda. (SMART do Brazil), is included in the Company’s consolidated financial statements on a one-month lag because their fiscal years begin August 1 and end July 31.

(c)	Year-End

The Company uses a 52- to 53-week fiscal year ending on the last Friday in August. Fiscal 2014 and 2013 ended on August 29, 2014 and August 30, 2013, respectively, and both included 52 weeks.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management. Significant items subject to such estimates and assumptions include the useful lives of long-lived assets, the valuation of deferred tax assets and inventory, share-based compensation, the recovery of Brazilian tax credits, income tax uncertainties and other contingencies.

(e)	Revenue Recognition

Product revenue is recognized when there is persuasive evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Product revenue typically is recognized at the time of shipment or when the customer takes title to the goods. All amounts billed to a customer related to shipping and handling are classified as revenue, while all costs incurred by the Company for shipping and handling are classified as cost of sales. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from net sales in the consolidated statements of operations.

In addition, the Company has classes of transactions with customers that are accounted for on an agency basis (i.e., the Company recognizes as revenue the amount billed less the material procurement costs of products serviced as an agent with the cost of providing these services embedded with the cost of sales). The Company provides procurement, logistics, inventory management, temporary warehousing, kitting and packaging services for these customers. Revenue from these arrangements is recognized as service revenue and is determined by a fee for services based on material procurement costs. The Company recognizes service revenue upon the completion of the services, typically upon shipment of the product. There are no postshipment obligations subsequent to shipment of the product under the agency arrangements.

The following is a summary of the Company’s gross billings to customers and net sales for services and products (in thousands):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Service revenue, net	$10,060	$8,917	$37,788	$29,196
Cost of purchased materials—service(1)	361,979	330,995	1,454,561	1,018,966

Gross billings for services	372,039	339,912	1,492,349	1,048,162
Product net sales	174,986	165,857	684,592	500,636

Gross billings to customers	$547,025	$505,769	$2,176,941	$1,548,798

Product net sales	$174,986	$165,857	$684,592	$500,636
Service revenue, net	10,060	8,917	37,788	29,196

Net sales	$185,046	$174,774	$722,380	$529,832

(1)	Represents cost of sales associated with service revenue reported on a net basis.

(f)	Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements and related notes have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in conformity with the rules and regulations of the Securities and Exchange Commission (SEC) applicable to interim financial information. As such, certain information and footnote disclosures normally included in complete annual financial statements prepared in accordance with U.S. GAAP have been omitted in accordance with the rules and regulations of the SEC. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of the Company and its results of operations and cash flows for the interim periods presented. The financial data and other information disclosed in these notes to the consolidated financial statements related to the interim periods are unaudited.

(g)	Cash and Cash Equivalents

All highly liquid investments with maturities of 90 days or less from original dates of purchase are carried at cost, which approximates fair value, and are considered to be cash. Cash and cash equivalents include cash on hand, cash deposited in checking and saving accounts, money market accounts, and securities with maturities of less than 90 days at the time of purchase.

(h)	Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due and, thereby, reduces the net recognized receivable to the amount management reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on a combination of factors including the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and historical experience.

(i)	Sales of Receivables

Designated subsidiaries of the Company may, from time to time, sell certain of their receivables to third parties. Sales of receivables are recognized at the point in which the receivables sold are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables and the subsidiaries have surrendered control over the transferred receivables. See Note 5 for further details.

(j)	Inventories

Inventories are valued at the lower of actual cost or market value. Inventory value is determined on a specific identification basis for material and an allocation of labor and manufacturing overhead. At each balance sheet date, the Company evaluates the ending inventories for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product family and considers historical demand and forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles. The Company adjusts carrying value to the lower of its cost or market value. Inventory write-downs are not reversed and create a new historical cost basis.

(k)	Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed based on the shorter of the estimated useful lives or the related lease terms, using the straight-line method. Estimated useful lives are presented below:

Period
Asset:
Manufacturing equipment	2 to 5 years
Office furniture, software, computers and equipment	2 to 5 years
Leasehold improvements*	2 to 70 years

*	Includes the Penang facility, which is situated on leased land with a term expiring in 2070.

(l)	Goodwill

The Company performs a goodwill impairment test annually during the fourth quarter of its fiscal year and more frequently if events or circumstances indicate that impairment may have occurred. Such events or circumstances may include significant adverse changes in the general business climate, among others. The Company performed the impairment tests on the first day of the fourth quarter of fiscal 2014 and fiscal 2013, and determined there was no impairment. In fiscal 2013, the Company allocated $4.1 million of Storage goodwill relating to its Enterprise business to the Sale. As of November 28, 2014, August 29, 2014, and August 30, 2013, the carrying value of goodwill on the Company’s consolidated balance sheet was $54.8 million, $57.9 million and $56.5 million, respectively.

When conducting the annual impairment test for goodwill, the Company compares the estimated fair value of a reporting unit containing goodwill to its book value. The estimated fair value is computed using two approaches: the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business. If the fair value of the reporting unit is determined to be more than its book value, no goodwill impairment is recognized. If the fair value of the reporting unit is determined to be less than its book value, actual goodwill impairment, if any, is computed using a second step of the impairment test. The second step requires the fair value of the reporting unit to be allocated to all the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The excess of the fair value of the reporting unit over the fair value of assets less liabilities is the implied value of goodwill and is used to determine the amount of impairment.

All of the $54.8 million carrying value of goodwill on the Company’s consolidated balance sheet as of November 28, 2014 was associated with the Memory reporting unit. No impairment of goodwill was recognized through November 28, 2014.

The changes in the carrying amount of goodwill during the three months ended November 28, 2014 and in fiscal 2014 and fiscal 2013 are as follows (in thousands):

Total
Balance as of August 31, 2012	$65,629
Translation adjustments	(5,018)
Goodwill associated with the Sale*	(4,129)

Balance as of August 30, 2013	56,482
Translation adjustments	1,458

Balance as of August 29, 2014	$57,940
Translation adjustments**	(3,126)

Balance as of November 28, 2014**	$54,814

*	See Note 2.
**	unaudited

(m)	Intangible Assets, Net

The following table summarizes the gross amounts and accumulated amortization of intangible assets from the Acquisition by reporting unit and type as of November 28, 2014, August 29, 2014 and August 30, 2013 (in thousands):

	Weighted avg. life (yrs)	November 28, 2014
		Gross carrying amount	Accum. amort.	Net
		(unaudited)
Memory—intangible assets:
Customer relationships	5	$109,646	$(72,292)	$37,354
Technology	4	86,180	(71,734)	14,446
Trademarks/tradename	5	11,222	(7,229)	3,993
License agreement	4	500	(406)	94
Favorable leases	4	280	(180)	100

Total Memory	5	$207,828	$(151,841)	$55,987

Storage—intangible assets:
Customer relationships	6	$3,100	$(1,673)	$1,427

Total Storage	6	$3,100	$(1,673)	$1,427

	Weighted avg. life (yrs)	August 29, 2014			August 30, 2013
		Gross carrying amount	Accum. amort.	Net	Gross carrying amount	Accum. amort.	Net
Memory—intangible assets:
Customer relationships	5	$112,340	$(67,831)	$44,509	$111,967	$(44,993)	$66,974
Technology	4	90,030	(73,096)	16,934	89,498	(47,315)	42,183
Trademarks/tradename	5	11,580	(6,878)	4,702	11,531	(4,543)	6,988
License agreement	4	500	(375)	125	500	(250)	250
Favorable leases	4	357	(235)	122	354	(170)	184

Total Memory	5	$214,807	$(148,415)	$66,392	$213,850	$(97,271)	$116,579

Storage—intangible assets:
Customer relationships	6	$3,100	$(1,544)	$1,556	$3,100	$(1,028)	$2,072

Total Storage	5	$3,100	$(1,544)	$1,556	$3,100	$(1,028)	$2,072

Amortization expense related to intangible assets totaled approximately $8.9 million, $12.8 million, $51.0 million and $55.9 million during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013, respectively. Acquired intangibles are amortized on a straight-line basis over the remaining estimated economic life of the underlying intangible assets.

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Amortization of intangible assets by category (in thousands):
Research and development	$2,488	$6,361	$25,282	$28,890
Selling, general, and administrative	6,384	6,443	25,701	26,999

Total	$8,872	$12,804	$50,983	$55,889

As of November 28, 2014, estimated amortization expenses of these intangible assets for the next five fiscal years and all years thereafter are as follows (in thousands):

Amount
Fiscal year ending August:
2015 (remaining 9 months)	$22,643
2016	15,833
2017	12,671
2018	5,915
2019	352

Total	$57,414

(n)	Long-Lived Assets

Long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the future undiscounted cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value, less cost to sell. No impairment of long-lived assets was recognized during the three months ended November 28, 2014 and November 29, 2013 or in fiscal 2014 and 2013.

(o)	Research and Development Expense

Research and development expenditures are expensed in the period incurred.

(p)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and credit carryforwards. When necessary, a valuation allowance is recorded to reduce tax assets to amounts expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (or loss) in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in tax expense.

(q)	Foreign Currency Translation

For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates during the period. The effect of this translation is reported in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the respective foreign subsidiaries are included in results of operations.

For foreign subsidiaries using the U.S. dollar as their functional currency, the financial statements of these foreign subsidiaries are remeasured into U.S. dollars using the historical exchange rate for property and equipment and certain other nonmonetary assets and liabilities and related depreciation and amortization on these assets and liabilities. The Company uses the exchange rate at the balance sheet date for the remaining assets and liabilities, including deferred taxes. A weighted average exchange rate is used for each period for revenues and expenses. All foreign subsidiaries, except Brazil and South Korea, use the U.S. dollar as their functional currency. The gains or losses resulting from the remeasurement process are recorded in other expense in the accompanying consolidated statements of operations.

During the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013, the Company recorded ($2.8) million, $0.2 million, ($0.6) million and ($2.6) million, respectively, of foreign exchange gains (losses) primarily related to its Brazilian operating subsidiaries.

(r)	Share-Based Compensation

The Company accounts for share-based compensation under ASC 718, Compensation—Stock Compensation, which requires companies to recognize in their statement of operations all share-based payments, including grants of share options and other types of equity awards, based on the grant-date fair value of such share-based awards.

Total share-based compensation expense for both options and awards recognized was approximately $1.4 million, $2.4 million, $6.4 million and $13.6 million during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013, respectively.

	Three Months Ended		Fiscal Year Ended
	November 18, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Share-based compensation expense by category (in thousands):
Cost of sales	$178	$240	$758	$1,179
Research and development	188	252	767	4,089
Selling, general and administrative	1,025	1,889	4,892	8,349

Total	$1,391	$2,381	$6,417	$13,617

Equity Awards

On August 26, 2011, the board of directors adopted the SMART Global Holdings, Inc. 2011 Share Incentive Plan (as amended and restated, the SGH Plan). The SGH Plan provides for grants of equity awards to employees, directors and consultants of SMART Global Holdings and its subsidiaries. Options granted under the SGH Plan provide the option to purchase SMART Global Holdings’s ordinary shares at the fair value of such shares on the grant date. The options generally vest over a four-year period beginning on the grant date with a two year cliff and then monthly thereafter, and generally have a ten year term. Options granted after August 26, 2011 and before September 23, 2014 have an eight year term. As of November 28, 2014, there were 24,297,659 ordinary shares reserved for issuance under the SGH Plan, of which 6,410,939 ordinary shares were available for grant.

In October 2011, the board of directors of Memory approved the SMART Modular Technologies (Global Holdings), Inc. 2011 Share Incentive Plan (the Memory Plan). The Memory Plan provides for grants of equity awards to employees, directors and consultants of Memory and its subsidiaries. Options granted under the Memory Plan provided the option to purchase Memory’s ordinary shares at the fair value of such shares on the grant date. The options generally vest over a four year period beginning on the grant date with a two year cliff and then monthly thereafter, and generally have an eight year term. As of November 28, 2014, there were 8,990,097 ordinary shares reserved for issuance under the Memory Plan, of which 3,408,893 ordinary shares were available for grant. On January 2, 2015, the Memory Plan was cancelled as a result of the Memory-WWH Merger.

In October 2011, the board of directors of Storage approved the SMART Storage Systems (Global Holdings), Inc. 2011 Share Incentive Plan (the Storage Plan). The Storage Plan provided for grants of equity awards to employees, directors and consultants of Storage and its subsidiaries. Options granted under the Storage Plan provided the option to purchase Storage’s ordinary shares at the fair value of such shares on the grant date. During fiscal 2013 and 2012, certain Memory employees who performed functions for Storage also received option grants under the Storage Plan; these were accounted for as employee awards based on common control and ownership of the two affiliated companies. The options generally vested over a four year period beginning on the grant date with a two year cliff and then monthly thereafter, and generally have an eight year term. As of November 28, 2014, there were 2,149,419 ordinary shares reserved for issuance under the Storage Plan, of which 1,243,377 ordinary shares were available for grant.

On August 19, 2014, the shareholders authorized that the name of the Company be changed from Saleen Holdings, Inc. to SMART Global Holdings, Inc. and that the authorized share capital of the Company be increased from $500,000 divided into 50,000,000 ordinary shares, par value $0.01 per share, to $600,000 divided into 60,000,000 ordinary shares, par value $0.01 per share, by the creation of an additional 10,000,000 ordinary shares with a par or nominal value of $0.01 each ranking pari passu in all respects with the existing ordinary shares.

On August 19, 2014, the shareholders also authorized that the SGH Plan (as amended and restated as of August 26, 2011) be amended and restated to, among other things, increase the amount of ordinary shares, par value $0.01 per share, available under the SGH Plan from 18,297,659 ordinary shares to 24,297,659 ordinary shares.

Option Exchange (Unaudited)

On January 2, 2015, as a result of the Memory-WWH Merger, Memory merged with and into SMART Worldwide and Memory ceased to exist as a separate legal entity. Pursuant to the terms of the Merger Agreement among Memory, SMART Worldwide and SMART Global Holdings, SMART Global Holdings assumed all unexercised options under the Memory Plan with a continuation of their respective vesting schedules and otherwise on the same terms and conditions to which such assumed options were subject prior to the assumption except for adjustments to the exercise price and quantity of underlying shares (the Option Exchange). The methodology used in the Option Exchange was intended to preserve the intrinsic value of such assumed options pursuant to the provisions of Section 409A of the Internal Revenue Code. As a result of the Option Exchange, 5,570,580 options outstanding under the Memory Plan were exchanged for 3,649,145 options under the SGH Plan. The Option Exchange resulted in an option modification charge of $0.5 million share-based compensation expense, of which $0.3 million will be recognized upon the modification (in the second quarter of fiscal 2015) and the remaining $0.2 million will be recognized over the remaining service period.

Sale Impact on Share Options, Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs)

In connection with the Sale in August 2013 (see Note 2), the following transactions occurred: (i) all SGH options held by Enterprise employees were fully accelerated and substantially all were thereafter net share exercised; (ii) all SGH options held by Memory and HRS employees and held by Enterprise employees that did not elect to net share exercise, received a strike price reduction in order to make an equitable adjustment as required in the SGH Plan as a result of the distribution of share premium of $225.7 million, and, to the extent that the strike price reduction would have gone below the strike price floor of $1.14 per share, a strike price floor payment was made; (iii) options issued under the Storage Plan held by Enterprise employees were partially accelerated with the resulting vested options being canceled in exchange for a cash payment; (iv) all remaining unvested options issued under the Storage Plan held by Enterprise employees were canceled in exchange for options issued by SanDisk; (v) all options issued under the Storage Plan held by Memory and HRS employees were fully accelerated and canceled in exchange for a cash payment; (vi) all SGH RSAs were fully accelerated and settled net of tax withholding; (vii) all SGH September 2012 RSUs were fully accelerated and settled net of tax withholding; and (viii) upon a further review of the equitable adjustment, in February 2014 all SGH options held by Memory and HRS employees received a further strike price adjustment in the amount of $0.26 per share and for those employees who exercised their options after the sale and before February 2014, $0.26 per share of the exercise price was returned in cash. For the awards fully or partially accelerated in (i), (iii), (v), (vi) and (vii) above, the unamortized share-based compensation related to such awards was expensed at the time of acceleration. Furthermore, in connection with the Escrow Distribution (as defined in Note 2) declared on January 1, 2015 (see Note 2), the following transactions occurred subsequent to the balance sheet date of November 28, 2014: (a) all SGH options received a strike price reduction of $0.68 per share in order to make an equitable adjustment as required in the SGH Plan due to the extraordinary cash distribution resulting from the Escrow Distribution and, to the extent that the strike price reduction would have gone below the strike price floor of $0.88 per share, a strike price floor payment was made; (b) for the awards under the Storage Plan that were fully or partially accelerated in (iii) and (v) above, an additional cash payment was made; and (c) all RSU’s unexpired and outstanding as of January 1, 2015 received an adjustment in quantity in order to make an equitable adjustment as required in the SGH Plan due to the extraordinary cash distribution resulting from the Escrow Distribution. The strike price reductions and strike price floor payments in (ii), (viii) and (a) above did not result in the award holders receiving incremental fair value and were considered an equity restructuring. Accordingly, no additional share-based compensation was recorded in connection with the Escrow Distribution.

Summary of Assumptions and Activity

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The fair value of the ordinary shares underlying the Company’s equity awards has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s ordinary shares and in the absence of recent arm’s-length cash sales transactions of the Company’s ordinary shares with independent third parties, the Company’s board of directors has determined the fair value of the Company’s ordinary shares by considering at the time of grant a number of objective and subjective factors, including the following: the value of tangible and intangible assets of the Company, the present value of anticipated future cash flows of the Company, the market value of stock or equity interests in similar corporations and other entities engaged in businesses substantially similar to those engaged in by the Company, the Company’s current financial condition and anticipated expenses, the Company’s need for additional capital, current and potential strategic relationships and competitive developments and periodic valuations from an independent third-party valuation firm.

The expected volatility is based on the historical volatilities of the common stock of comparable publicly traded companies. The expected term of options granted represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the historical exercise patterns. The risk-free interest rate for the expected term of the option is based on the average U.S. Treasury yield curve at the end of the quarter in which the option was granted.

The following assumptions were used to value the Company’s stock options:

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014		August 30, 2013
	SGH Plan	Memory Plan	SGH Plan	Memory Plan	Memory Plan	Storage Plan
	(unaudited)
Stock options:
Expected term (years)	5.3	5.3	5.3	5.3	5.3	5.3
Expected volatility	49.51%	56.65%	51.53%	51.53% – 56.65%	57% – 66%	57% – 65%
Risk-free interest rate	1.49%	1.74%	1.80%	1.74% – 1.84%	0.85% – 1.93%	0.85% – 1.93%
Expected dividends	—	—	—	—	—	—

SGH Plan—Options

A summary of option activity for the SGH Plan is presented below (dollars and shares in thousands, except per share data):

	Shares	Weighted average per share exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
SGH Plan:
Options outstanding at August 31, 2012	3,603	$6.99	6.85	$9,962
Options exercised	(869)*	6.67
Options forfeited and canceled	(55)	5.90

Options outstanding at August 30, 2013	2,679	3.10	5.45	7,205
Options granted	186	7.96
Options exercised	(798)	1.40
Options forfeited and canceled	(96)	12.09

Options outstanding at August 29, 2014	1,971	3.58	5.01	$12,396
Options granted**	1,475	9.01
Options forfeited and cancelled**	(4)	0.88

Options outstanding at November 28, 2014**	3,442	$5.90	6.98	$13,288

Options exercisable at November 28, 2014**	1,676	$2.69	4.53	$12,024

Options vested and expected to vest at November 28, 2014**	3,442	$5.90	6.98	$13,288

*	Consists of options to Enterprise employees that were fully vested and net share exercised as a result of the Sale.
**	unaudited

The Black-Scholes weighted average fair value of options granted under the SGH Plan during the three months ended November 28, 2014 and fiscal 2014 was $4.07 and $3.54 per share, respectively. There were no options granted in fiscal 2013. The total intrinsic value of employee stock options exercised in fiscal 2014 and 2013 was approximately $2.6 million and $3.1 million, respectively. As of November 28, 2014, there was approximately $5.3 million of unrecognized compensation costs related to stock options under the SGH Plan, which will be recognized over a weighted average period of 3.62 years.

In connection with the Sale, all of the Enterprise employee stock options under the SGH Plan were fully accelerated and substantially all were thereafter net share exercised. Also in connection with the Sale, in order to make an equitable adjustment as required in the SGH Plan for the extraordinary cash distribution made to shareholders, all Memory and HRS employees with stock options under the SGH Plan and certain Enterprise employees with options under the SGH Plan, had a reduction in their exercise prices of $5.45 per share down to a floor of $1.14 per share. In February 2014, upon a further review of the equitable adjustment, a further strike price reduction in the amount of $0.26 per share was made and, for those employees who exercised their options after the sale and before February 2014, $0.26 per share of the exercise price was returned in cash. As of August 30, 2013, there was an accrual for strike price floor payments totaling $3.4 million for payments to be made to certain option holders depending on each individual’s option exercise price; this strike price floor payment was paid out during the first quarter of fiscal 2014. In connection with the Escrow Distribution declared on January 1, 2015 (see Note 2), the following transactions occurred subsequent to the balance sheet date of November 28, 2014: all SGH outstanding options received a strike price reduction of $0.68 per share in order to make an equitable adjustment as required in the SGH Plan due to the extraordinary cash distribution resulting from the Escrow Distribution and, to the extent that the strike price reduction would have gone below the strike price floor of $0.88 per share, strike price floor payments aggregating $0.8 million were made in January 2015. The strike price adjustments did not result in any additional share-based compensation expense to the Company since the fair value of the options decreased after the modification.

As a result of the Option Exchange on January 2, 2015, 5,570,580 options outstanding under the Memory Plan were exchanged for 3,649,145 options under the SGH Plan. The Option Exchange resulted in an option modification charge of $0.5 million share-based compensation expense, of which $0.3 million will be recognized upon the modification (in the second quarter of fiscal 2015) and the remaining $0.2 million will be recognized over the remaining service period.

Memory Plan

A summary of option activity for the Memory Plan is presented below (dollars and shares in thousands except per share data):

	Shares	Weighted average per share exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Memory Plan:
Options outstanding at August 31, 2012	5,294	$4.99	7.16	$—
Options granted	453	2.92
Options forfeited and canceled	(169)	4.92

Options outstanding at August 30, 2013	5,578	4.82	6.25	—
Options granted	425	4.25
Options forfeited and canceled	(359)	3.84

Options outstanding at August 29, 2014	5,644	4.84	5.34	$5,048
Options forfeited and cancelled*	(63)	4.14

Options outstanding at November 28, 2014*	5,581	$4.84	5.15	$2,603

Options exercisable at November 28, 2014*	3,687	$4.99	4.91	$1,198

Options vested and expected to vest at November 28, 2014*	5,581	$4.84	5.15	$2,603

*	unaudited

The Black-Scholes weighted average fair value of options granted under the Memory Plan during fiscal 2014 and 2013 was $2.03 and $1.62 per share, respectively. As of November 28, 2014, there was approximately $3.8 million of unrecognized compensation costs related to the Memory Plan, which will be recognized over a weighted average period of 1.61 years.

As a result of the Option Exchange on January 2, 2015, all 5,570,580 options outstanding under the Memory Plan were exchanged for 3,649,145 options under the SGH Plan. As a result of the Memory-WWH Merger, the Memory Plan was cancelled on January 2, 2015.

Storage Plan

A summary of option activity for the Storage Plan is presented below (dollars and shares in thousands, except per share data):

	Shares		Weighted average per share exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Storage Plan:
Options outstanding at August 31, 2012	1,735		$2.78	7.25	$5,028
Options granted	219		7.68
Options exercised	—
Options forfeited and canceled	(1,954	)*	3.33

Options outstanding at November 28, 2014, August 30, 2013 and August 29, 2014	—		$—	—	$—

*	Includes options for 0.9 million shares that were partially accelerated and cancelled in exchange for a cash payment and unvested options for 1.0 million shares that were cancelled in exchange for options to be issued by SanDisk, in connection with the Sale.

The Black Scholes weighted average fair value of options granted under the Storage Plan during fiscal 2013 was $4.11 per share. There were no options granted in fiscal 2014.

In connection with the Sale, the employee stock options under the Storage Plan held by Enterprise employees were partially accelerated and canceled in exchange for a cash payment. All of the Memory and HRS employee stock options under the Storage Plan were fully accelerated and canceled in exchange for a cash payment. These modifications resulted in $6.6 million of cash payments made to cancel the respective awards. In connection with the Escrow Release on December 5, 2014 (as defined in Note 2) additional cash payments aggregating $1.1 million were made in December 2014 to Enterprise employees and Memory and HRS employees in connection with the options under the Storage Plan that were accelerated and cancelled as set forth above.

As of November 28, 2014, there was no unrecognized compensation costs related to the Storage Plan.

SGH Plan—Restricted Stock Units and Restricted Stock Awards

A summary of the changes in RSAs and RSUs outstanding is presented below (dollars and shares in thousands, except per share data):

	Shares		Weighted average grant date fair value per share	Aggregate intrinsic value
SGH Plan:
Awards outstanding at August 31, 2012	148		$9.25	$1,302
Awards granted	282		8.79
Awards vested and paid out	(430	)*	8.95	4,241

Awards outstanding at August 30, 2013 and August 29, 2014	—		—	—
Awards granted**	17		8.99

Awards outstanding at November 28, 2014**	17		$8.99	$150

*	Includes RSAs and RSUs for 319 thousand ordinary shares that were accelerated and settled net of tax withholding in connection with the Sale.
**	unaudited

The share-based compensation expense related to RSAs and RSUs during the three months ended November 28, 2014 and November 29, 2013, and in fiscal 2014 and 2013 was approximately $5 thousand, $0, $3.6 million and $0, respectively. The total fair value of shares vested during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013 was approximately $0, $0, $0, and $4.2 million, respectively.

Equity Rights and Restrictions

The holders of ordinary shares of SMART Global Holdings are entitled to such dividends and other distributions as may be declared by the board of directors of SMART Global Holdings from time-to-time, out of the funds of SMART Global Holdings lawfully available therefor.

All SMART Global Holdings shares owned by employees (Employee Shares) and all shares underlying the SMART Global Holdings options (Option Shares; Employee Shares and Option Shares are collectively referred to as Restricted Shares) are subject to either the Employee Investors Shareholders Agreement dated August 26, 2011 (the Employee Investors Shareholders Agreement) or the Management Investors Shareholders Agreement dated August 26, 2011 (as amended, the Management Investors Shareholders Agreement; the Employee Investors Shareholders Agreement and the Management Investors Shareholders Agreement are collectively referred to as the Shareholders Agreements). Under the terms of the Shareholders Agreements, the Restricted Shares cannot be sold or otherwise transferred except under limited circumstances, are subject to lock-up restrictions in the event of an initial public offering, are subject to drag-along obligations whereby a shareholder may be required to sell certain amounts of their shares along with Silver Lake at a price set by Silver Lake, and are subject to call-rights whereby SMART Global Holdings or Silver Lake may have the right to purchase the Restricted Shares at prices subject to certain pre-determined formulas upon termination of employment or services from the Company and only in the event that the Restricted Shares have been issued, vested (if applicable) and outstanding for at least six months. Additionally, all Restricted Shares are subject to an irrevocable proxy granted to Silver Lake to vote or act on behalf of the employee shareholders in connection with any and all matters set forth in the Shareholders Agreements as to which any vote or actions may be requested or required. The ordinary shares of Memory underlying options granted pursuant to the Memory Plan have similar restrictions.

Owners of Restricted Shares covered by the Management Investors Shareholders Agreement, subject to certain exceptions and conditions, are entitled to certain tag-along rights to sell certain amounts of Restricted Shares along with certain sales by the affiliates of Silver Lake at the same price and on the same other terms as the affiliates of Silver Lake. Additionally, owners of Restricted Shares covered by the Management Investors Shareholders Agreement, subject to certain exceptions and prior to the completion of an initial public offering of SMART Global Holdings shares, are entitled to participation rights, which enable them to purchase a portion of any issuances of shares of equity securities or debt securities that are convertible or exchangeable into equity securities.

(s)	Loss Contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of a loss and the ability to reasonably estimate the amount of loss in determining the necessity for and amount of any loss contingencies. Estimated loss contingencies are accrued when it is probable that a liability has been incurred or an asset impaired and the amount of loss can be reasonably estimated. The Company regularly evaluates the most current information available to determine whether any such accruals should be recorded or adjusted.

(t)	Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under U.S. GAAP are excluded from net income (loss). For the Company, other comprehensive income (loss) generally consists of foreign currency translation adjustments.

(u)	Concentration of Credit and Supplier Risk

The Company’s concentration of credit risk consists principally of cash and cash equivalents and accounts receivable. The Company’s revenues and related accounts receivable reflect a concentration of activity with three customers (see Note 13). The Company does not require collateral or other security to support accounts receivable. The Company performs periodic credit evaluations of its customers to minimize collection risk on accounts receivable and maintains allowances for potentially uncollectible accounts.

The Company relies on four suppliers for the majority of its raw materials. At November 28, 2014, August 29, 2014 and August 30, 2013, the Company owed these four suppliers $225.7 million, $211.5 million and $172.8 million, respectively, which was recorded as accounts payable and accrued liabilities. The inventory purchases from these suppliers during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013 were $0.4 billion, $0.4 billion, $1.7 billion and $1.1 billion, respectively.

(v)	Discontinued Operations

The consolidated statements of operations have been reclassified for all periods presented to reflect the presentation of the divestiture of the Enterprise business unit as discontinued operations. Unless noted otherwise, discussions in the notes to consolidated financial statements pertain to continuing operations.

On August 22, 2013, the Company entered into a transition service agreement with SanDisk, pursuant to which the Company has provided services to facilitate the orderly transfer of the Enterprise business unit. The nature, magnitude and duration of the services to be provided under the agreement vary depending on the specific circumstances of the service, location or business need. The fees related to the agreement are recorded in other income and the associated costs are primarily selling, general and administrative expenses. The remaining services to be provided under this agreement include manufacturing services, support of financial and operational processes and information services and are immaterial to the Company. As of November 28, 2014, the agreement has a remaining term of four months.

(w)	New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has not yet selected a transition method and is evaluating the effect that ASU No. 2014-09 will have on its consolidated financial statements and related disclosures.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists (a consensus of the FASB Emerging Issues Task Force). U.S. GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss or a tax credit carry-forward exists. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss or a tax credit carry-forward, except as follows. To the extent a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company records unrecognized tax benefit as a reduction to the deferred tax asset for the net operating loss carryforward. Accordingly, ASU No. 2013-11 resulted in no change in the Company’s financial statements.

(x)	Subsequent Events

The Company has evaluated the effects of subsequent events on its annual consolidated financial statements for the year ended August 29, 2014 through October 27, 2014, and for the unaudited interim financial statements for the three months ended November 28, 2014 through February 5, 2015, which are the dates the consolidated financial statements were available to be issued.

(2)	Discontinued Operations

During the fourth quarter of fiscal 2013, Storage entered into a Stock Purchase Agreement, dated as of July 2, 2013 (as amended, the SPA), by and between Storage as seller, and SanDisk and one of SanDisk’s subsidiaries, as buyers, and solely for purposes of certain sections of the SPA, SMART Global Holdings, Saleen Intermediate Holdings, Inc., and SMART Worldwide, to sell the Company’s Enterprise business to SanDisk. The Sale was completed in August 2013 for approximately $304 million in cash, resulting in a gain of $252.5 million. Pursuant to the terms of the SPA, there was a holdback of $5 million of purchase price to cover seller transaction expenses paid or payable after closing and these costs were all expensed. The entire holdback had been applied to various transaction expenses and no additional proceeds from the holdback are available to the sellers.

The results of the Enterprise business are reported as discontinued operations for all periods presented.

Results of discontinued operations are summarized as follows (in thousands):

	Fiscal Year Ended
	August 29, 2014	August 30, 2013

Net sales	—	$88,615

Loss from discontinued operations	—	(24,922)
Gain on sale of discontinued operations	—	252,524
Income tax benefit from discontinued operations	—	—

Gain from discontinued operations, net of income tax benefit	—	$227,602

The Sale also accounted for certain balances on the Company’s accompanying consolidated balance sheet as of August 29, 2014 and August 30, 2013, as follows:

Escrow—the SPA required that 10% of the Sale proceeds be set aside in an escrow account to satisfy any claims under certain indemnification obligations that may arise under the SPA. The indemnification obligations relate to representations and warranties that are typical in transactions of this nature including, without limitation, representations as to the accuracy of financial information, absence of undisclosed liabilities, compliance with laws, clear title to assets sold, proper payment of taxes and correct filings of tax returns and no infringement of intellectual property rights of third parties. As of August 30, 2013, the Company’s accompanying consolidated balance sheet reflected a current asset of $30.5 million for this escrow, and it is classified as escrow receivable. On August 21, 2014, SanDisk made a claim for an amount in excess of the amount held in escrow (see Note 11(c) Commitments and Contingencies). As a result, as of August 29, 2014, this escrow receivable was classified as a non-current asset as the Company did not expect settlement within one year. On December 4, 2014, SanDisk and the Company agreed to release the escrow and SanDisk and the Company instructed the escrow agent to release the entire escrow balance (the Escrow Release). On December 5, 2014, the Company received $30.5 million from the escrow account. On January 1, 2015, utilizing the funds received from the Escrow Release, the Company’s board of directors declared a $28.3 million cash distribution out of the Company’s share premium account (additional paid-in capital) to be paid to holders of record of ordinary shares of the Company on that date (the Escrow Distribution). The Escrow Distribution was paid to the shareholders in January 2015.

Due to Shareholders and Employees—Effective as of August 30, 2013, a $232.6 million cash distribution out of the Company’s share premium account (additional paid-in capital) was declared to all holders of ordinary shares of the Company, $225.7 million of which was paid prior to the end of fiscal 2013, leaving an unpaid balance of $6.9 million. As of August 30, 2013, the Company’s accompanying consolidated balance sheet reflects a current liability of $10.5 million due to shareholders and employees consisting of the following: (i) $6.9 million due to shareholders related to the unpaid portion of the cash distribution referenced above; (ii) $3.4 million due to employees related to the strike price floor payment (See Note 1(q), Sale impact on Stock Options, Restricted Stock Awards and Restricted Stock Units); and (iii) $0.2 million due to employees related to the unpaid portion of the RSU and RSA distributions; these liabilities were all paid during fiscal 2014.

(3)	Net Income (Loss) Per Share

Basic net income (loss) per ordinary share is calculated by dividing net income (loss) by the weighted average of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average of ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of dilutive shares issuable upon the exercise of outstanding stock options and vesting of RSUs computed using the treasury stock method. The dilutive weighted shares are excluded from the computation of diluted net loss per share when a net loss is recorded for the period as their effect would be anti-dilutive.

The following table sets forth for all periods presented the computation of basic and diluted net income (loss) per ordinary share, including the reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share (dollars and shares in thousands, except per share data):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Income (loss) from continuing operations	$(8,632)	$191	$(14,441)	$(51,343)
Income from discontinued operations	—	—	—	227,602

Net income (loss)	$(8,632)	$191	$(14,441)	$176,259

Shares used in computation:
Weighted average ordinary shares, basic	41,493	40,950	41,350	40,516

Basic income (loss) from continuing operations per share	$(0.21)	$—	$(0.35)	$(1.27)
Basic earnings from discontinued operations per share	—	—	—	5.62

Basic earnings (loss) per share	$(0.21)	$—	$(0.35)	$4.35

Shares used in computation:
Weighted average ordinary shares, basic	41,493	40,950	41,350	40,516
Weighted average ordinary share equivalents from stock options and awards	—	2,417	—	—

Weighted average ordinary shares and ordinary share equivalents outstanding	41,493	43,367	41,350	40,516

Diluted income (loss) from continuing operations per share	$(0.21)	$—	$(0.35)	$(1.27)
Diluted earnings from discontinued operations per share	—	—	—	5.62

Diluted earnings (loss) per share	$(0.21)	$—	$(0.35)	$4.35

Anti-dilutive weighted shares excluded from the computation of diluted net income (loss) per share	2,804	—	1,668	2,237

(4)	Related Party Transactions

In the normal course of business, the Company had transactions with its affiliates as follows (in thousands):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Affiliates:
Net sales	$28,959	$4,959	$87,039	$290
Expenses:
Management advisory fees	997	1,000	4,107	4,005

On October 29, 2013, investment funds affiliated with Silver Lake completed a go-private transaction with Dell Inc., a customer of the Company. Accordingly, Dell is considered an affiliate of the Company since that date.

As of November 28, 2014, August 29, 2014 and August 30, 2013, amounts due from these affiliates were $9.8 million, $8.5 million and $0, respectively.

On August 26, 2011, Merger Sub entered into a Transaction and Management Fee Agreement (the Management Fee Agreement) with Silver Lake Management Company III, L.L.C. and Silver Lake

Management Company Sumeru, L.L.C. (collectively, the Managers), which entities are affiliated with Silver Lake. Pursuant to the Management Fee Agreement, each of the Managers provides Services, as defined in the Management Fee Agreement, for which the Managers, or their designees, receive annual fees in the amount of $4.0 million per year payable in quarterly installments in arrears at the end of each calendar quarter, plus out-of-pocket expenses. The amount of the fees is subject to adjustments, as set forth in the Management Fee Agreement. The Management Fee Agreement has an initial term of ten years with automatic one-year renewal terms thereafter. During the three months ended November 28, 2014 and November 29, 2013, and in fiscal 2014 and 2013, the Company expensed $1.0 million, $1.0 million, $4.1 million and $4.0 million, respectively, in management advisory fees and had a payable due to the Managers of $1.7 million, $0.7 million and $0.7 million as of November 28, 2014, August 29, 2014 and August 30, 2013, respectively.

(5)	Accounts Receivable Purchasing Facility

In May 2012, SMART Modular Technologies, Inc. (SMT) and SMART Modular Technologies (Europe) Limited (collectively, for this section only, Sellers), both wholly owned subsidiaries of the Company, entered into a Receivables Purchasing Agreement (as amended, the RPA) with Wells Fargo Bank, N.A. (Wells Fargo). Under the RPA, the Sellers can offer to sell to Wells Fargo certain Eligible Receivables (as defined in the RPA) due from certain designated customers, and Wells Fargo has the right to purchase Eligible Receivables offered for sale by Sellers. The maximum amount of Eligible Receivables that Wells Fargo can purchase is capped based upon the aggregate outstanding balances of purchased receivables which maximum is set at $75 million with sublimits assigned to each of Sellers’ customers that are approved for the program. Wells Fargo has no obligation to purchase any Eligible Receivables under the RPA. All purchases of Eligible Receivables are at a discount equal to an annual rate of LIBOR plus 2.75% calculated on a daily basis for the number of days between the payment of the purchase price by Wells Fargo to the Sellers and the actual collection of the Eligible Receivables by Wells Fargo from the account debtor. Purchases are also subject to a 95% advance rate with the 5% being reimbursed to the Sellers upon collection by Wells Fargo from the account debtor. Under the terms of the RPA, Sellers retain limited recourse for product warranties and commercial disputes and Wells Fargo bears the full risk of insolvency and collectability. Sellers are appointed as the agent of Wells Fargo to perform collection services. The RPA is not a committed facility and can be terminated by either party upon 30 days’ notice. The RPA has standard representations and warranties, including for the validity and collectability of the Eligible Receivables, and various negative and affirmative covenants that are typical for arrangements of this nature. The obligations of the Sellers are jointly and severally guaranteed by Memory and its subsidiary SMART Modular Technologies (Global), Inc. Financing under this receivables purchase program qualifies for off-balance sheet financing as the transfer of receivables to Wells Fargo represents a true-sale.

During the three months ended November 28, 2014 and November 29, 2013, and in fiscal 2014 and 2013, the Sellers sold $203.6 million, $190.8 million, $802.7 million and $416.5 million accounts receivables under the RPA respectively. The outstanding balance of receivables sold and not yet collected was approximately $78.9 million, $79.2 million and $65.5 million as of November 28, 2014, August 29, 2014 and August 30, 2013, respectively. Total interest expense fees paid during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013 was $0.5 million, $0.5 million, $2.0 million and $1.2 million, respectively.

(6)	Balance Sheet Details

Inventories

Inventories consisted of the following (in thousands):

	November 28, 2014	August 29, 2014	August 30, 2013
	(unaudited)
Raw materials	$49,932	$43,134	$33,749
Work in process	18,944	12,054	10,713
Finished goods	97,858	77,406	75,975

Total inventories*	$166,734	$132,594	$120,437

*	As of November 28, 2014, August 29, 2014 and August 30, 2013, 46%, 42% and 54%, respectively, of total inventories represented inventory held under the Company’s supply chain service arrangements.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	November 28, 2014	August 29, 2014	August 30, 2013
	(unaudited)
Prepayment for VAT and other transaction taxes	$3,422	$3,383	$5,547
Prepaid ICMS taxes in Brazil*	2,176	2,791	4,751
Receivable from Purchasing Facility**	3,947	3,962	3,944
Deferred public offering costs	3,471	2,171	—
Unbilled service receivables	5,296	9,550	3,251
Other non-trade receivables	1,747	263	2,589
Debt issuance costs	2,890	2,871	2,832
Prepaid income taxes	3,842	3,483	2,697
Other prepaid expense and other current assets	4,980	6,163	4,303

Total prepaid expenses and other current assets	$31,771	$34,637	$29,914

*	See Note 11(d).
**	See Note 5.

Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	November 28, 2014	August 29, 2014	August 30, 2013
	(unaudited)
Office furniture, software, computers, and equipment	$19,207	$19,169	$4,439
Manufacturing equipment	78,433	78,308	51,576
Leasehold improvements*	13,202	12,953	10,420

	110,842	110,430	66,435
Less accumulated depreciation and amortization	45,592	43,187	26,591

Net property and equipment	$65,250	$67,243	$39,844

*	Includes the Penang facility, which is situated on leased land.

Depreciation expense was approximately $5.0 million, $3.6 million, $16.6 million and $16.6 million during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013, respectively.

Net assets disposed of were $0.1 million, $0.1 million, $0.2 million and $6.1 million (including $5.9 million related to the Sale) during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013, respectively. The gains (losses) on sale associated with the disposal of assets were $(68) thousand, $(104) thousand, $(114) thousand and $(153) thousand during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013, respectively.

Other Noncurrent Assets

Other noncurrent assets consisted of the following (in thousands):

	November 28, 2014	August 29, 2014	August 30, 2013
	(unaudited)
Prepaid ICMS taxes in Brazil*	9,659	$9,640	$10,835
Judicial deposit and indemnification receivable related to Brazil ICMS assessment*	—	—	5,874
Prepayment for VAT and other transaction taxes	2,821	2,718	2,014
Restricted cash	2,540	2,646	—
Other	3,596	3,738	4,390

Total other noncurrent assets	$18,616	$18,742	$23,113

*	See Note 11(d) Commitments and contingencies.

Accrued Liabilities

Accrued liabilities consisted of (in thousands):

	November 28, 2014	August 29, 2014	August 30, 2013
	(unaudited)
Accrued employee compensation	$9,681	$13,773	$11,660
Accrued credits payable to customers	—	13,807	11,277
VAT and other transaction taxes payable	5,583	4,290	3,149
Income taxes payable	1,523	912	1,436
Accrued warranty reserve	268	238	298
Other accrued liabilities	4,827	7,264	4,440

Total accrued liabilities	$21,882	$40,284	$32,260

(7)	Income Taxes

Loss from continuing operations before provision for income taxes for all annual periods presented consisted of the following (in thousands):

	Fiscal Year Ended
	August 29, 2014	August 30, 2013
U.S.	$(21,678)	$(20,626)
Non-U.S.	10,650	(26,217)

Total	$(11,028)	$(46,843)

The components of the provision for income taxes are as follows (in thousands):

	Fiscal Year Ended
	August 29, 2014	August 30, 2013
Continuing operations:
Current:
Federal	$497	$55
State	128	107
Brazil	14,642	10,871
Other foreign	1,284	2,040

	16,551	13,073

Deferred:
Federal and state	(35)	(1,285)
Brazil	(6,393)	(5,861)
Other foreign	(6,710)	(1,427)

	(13,138)	(8,573)

Total income tax provision from continuing operations	$3,413	$4,500

Income tax benefit from discontinued operations	$—	$—

In applying the statutory tax rate in the effective income tax rate reconciliation, the Company used the U.S. statutory tax rate, rather than the Cayman Islands zero percent tax rate because significant headquarters operations are located in the United States rather than in the Cayman Islands. The income tax expense is attributable to paying taxes in jurisdictions subject to varying tax rates despite the overall loss. The effective income tax rate for continuing operations (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate applied to income from continuing operations as a result of the following items:

	Fiscal Year Ended
	August 29, 2014	August 30, 2013
Statutory tax benefit rate	35.0%	35.0%
Foreign income taxes at different rates	7.7	(25.2)
State income tax, net of federal tax benefit	(0.9)	(0.3)
Tax on uncertain tax positions	2.5	(0.5)
Change in valuation allowance	(70.2)	(19.6)
Non-deductible expenses	(3.0)	(1.5)
Other—net	(2.1)	2.5

Effective income tax rate	(31.0)%	(9.6)%

In August 2013, Storage completed the sale of stock of the subsidiaries comprising the Company’s Enterprise operating unit to SanDisk. Storage Holdings, as a Cayman Islands entity, has no corporate income tax on the $252.5 million gain on the stock sale as there is no Cayman level tax and no U.S. or Malaysian withholding tax related to the Sale. The gain was recorded as gain from discontinued operations.

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities as of August 29, 2014 and August 30, 2013 are as follows (in thousands):

	August 29, 2014	August 30, 2013
Deferred tax assets:
Accruals and allowances	$5,401	$2,954
Share-based compensation	6,428	5,727
Research and other tax credits carryforwards	117	117
Property and equipment	670	495
Net operating loss carryforwards	28,595	27,981

Deferred tax assets	41,211	37,274
Valuation allowance	(32,457)	(25,620)

Deferred tax assets after valuation allowance	8,754	11,654

Deferred tax liabilities:
Purchase accounting intangibles	(16,245)	(32,201)

Net deferred tax liabilities	(16,245)	(32,201)

Net deferred tax assets (liabilities)	$(7,491)	$(20,547)

The net deferred tax assets (liabilities) are classified as follows in the accompanying consolidated balance sheets (in thousands):

	August 29, 2014	August 30, 2013
Net current deferred tax assets	$2,677	$2,747
Net long-term deferred tax assets (liabilities)	(10,168)	(23,294)

Total net deferred tax liabilities	$(7,491)	$(20,547)

As of August 29, 2014, the Company had U.S. (federal) and California (state) net operating loss carryforwards of approximately $95.0 million and $74.8 million, respectively. The federal net operating loss carryforwards will expire in fiscal 2018 through fiscal 2033 if not utilized, and the California net operating loss carryforwards will expire in fiscal 2016 through fiscal 2034, both in varying amounts, if not utilized. These carryforwards are subject to an annual limitation, under the provisions of Section 382 of the Internal Revenue Code of 1986, for U.S. and California tax purposes. Section 382 provides annual limitations on net operating loss carryforwards following an ownership change. Any unused annual limitation is carried forward and added to the limitation in the subsequent year.

During fiscal 2014 and 2013, there were no excess tax deductions attributable to share-based payments that reduce taxes payable. Accordingly, the Company recorded no tax benefit to additional paid-in capital.

The valuation allowance on deferred tax assets, primarily related to U.S. net operating loss carry forwards, was $32.5 million as of August 29, 2014 and $25.6 million as of August 30, 2013. The increase in valuation allowance of $6.9 million is primarily attributable to the $6.9 million increase in U.S. deferred tax assets for timing differences and net operating losses that require a full valuation allowance.

Provisions have been made for deferred income taxes on undistributed earnings of foreign subsidiaries to the extent that dividend payments by such foreign subsidiaries are expected to result in additional tax liability. The undistributed foreign earnings of approximately $193.7 million would not be included in U.S. taxable income because the U.S. subsidiaries are not direct or indirect shareholders of these foreign subsidiaries, the ultimate parent holding company is a Cayman entity and the Cayman tax jurisdiction does not assess income taxes. The undistributed foreign earnings would incur an insignificant amount of foreign country withholding taxes if it were to be distributed to the Cayman parent holding company due to foreign tax laws and rulings.

The Company’s Malaysian subsidiary, SMART Modular Technologies Sdn. Bhd. (SMART Malaysia), was entitled to a tax holiday which was renewed in 2004 and expired on May 31, 2014. SMART Malaysia was also granted a tax holiday for the operations of its International Procurement Center (IPC), effective for 10 years beginning on September 1, 2004. The Malaysian tax holidays are subject to certain conditions, which SMART Malaysia complied with for all applicable periods in fiscal 2014 and 2013. SMART Malaysia applied to the Malaysian authorities for two new tax holidays. On August 31, 2012, Malaysian authorities granted to SMART Malaysia five years for both the tax holiday and the Global Supply Chain (GSC) tax holiday. The GSC tax holiday commenced on September 1, 2013 and will expire on August 31, 2018. Since the Company has complied with the Malaysian government guidelines for determining the commencement date of the other new tax holiday, SMART Malaysia has applied January 1, 2014 as the commencement date for the tax holiday. The net impact of these tax holidays in Malaysia, as compared to the Malaysian statutory tax rate, was to decrease income tax expense by approximately $2.3 million in fiscal 2014 and by approximately $3.1 million in fiscal 2013.

Effective February 1, 2011, SMART Brazil began to participate in a Brazilian government incentive program, known as Support Program for the Technological Development of the Semiconductor and Display Industries Laws, or PADIS. This program is specifically designed to promote the development of the local semiconductor industry. The Brazilian government has approved multiple applications for different products by SMART Brazil for certain beneficial tax treatment under the PADIS system. This beneficial tax treatment includes a reduction in the Brazil statutory income tax rate from 34% to 9% on taxable income for SMART Brazil, the semiconductor portion of the operations in Brazil. The net impact of the PADIS beneficial tax treatment, as compared to the Brazilian statutory tax rate, was to decrease income tax expense by approximately $13.7 million in fiscal 2014 and by approximately $3.8 million in fiscal 2013. In order to receive the expected benefits, SMART Brazil was required to invest 5% of its net semiconductor sales in research and development (R&D) activities each calendar year, which is the measurement period. In May 2014, the R&D investment requirement was reduced to 3% for calendar years 2014 and 2015. SMART Brazil fulfilled this R&D investment requirement in calendar year 2013 and expects to fulfill this R&D investment requirement in calendar 2014. In computing the tax expense in fiscal 2014 and 2013, the Company estimated its annual effective tax rate incorporating the anticipated impact of beneficial tax treatment under the PADIS system, which included the reduction in the Brazil statutory income tax rate from 34% to 9% on semiconductor operations of SMART Brazil.

As of August 29, 2014, the total gross amount of unrecognized tax benefits was approximately $19.3 million. As of August 30, 2013, the total gross amount of unrecognized tax benefits was approximately $20.0 million. The Company records interest and penalties on unrecognized tax benefits as income tax expense. As of August 29, 2014, the balance of accrued interest and penalties on unrecognized tax benefits was $227 thousand. As of August 29, 2014, the Company expects no significant changes in the total unrecognized tax benefits within the next twelve months.

The aggregate changes in the balance of unrecognized tax benefits were as follows (in thousands):

	August 29, 2014	August 30, 2013
Unrecognized tax benefits, beginning of period	$20,026	$14,774
Tax positions taken in prior periods:
Gross increases	197	8
Gross decreases	(1,171)	(1,026)
Tax positions taken in current period:
Gross increases	359	6,270
Settlements	(82)	—
Lapse of statute of limitations	(57)	—

Unrecognized tax benefits, end of period	$19,272	$20,026

As of August 29, 2014, the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $2.1 million. As of August 30, 2013, the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $2.2 million.

The Company’s U.S. subsidiaries file federal and state income/franchise tax returns in the United States. The tax periods ended August 2011 through August 2014 remain open to U.S. federal income tax examination. Generally, in the major state jurisdictions, the tax periods ended August 2010 through August 2014 remain open to state income tax examination. In addition, any prior year that generated a net operating loss carryforward available for use in taxable periods ending on or after August 2011 with respect to U.S. federal taxes and on or after August 2010 for state taxes remains open to income tax examination.

The Company’s international subsidiaries file income tax returns in various non-U.S. jurisdictions, including Malaysia, Brazil, China, Italy, Luxembourg, Netherlands, South Korea and the United Kingdom. The years that are open for examination by tax authorities of the international subsidiaries vary by country. The earliest year open for examination of any international subsidiary is the fiscal year ended August 2009 for the Company’s subsidiary in Malaysia.

(8)	Long-Term Debt

Senior Secured Credit Agreement

On August 26, 2011, in connection with the Acquisition, Memory and certain of its subsidiaries entered into a new senior secured credit agreement (together with all related loan documents, and as amended from time to time, the Senior Secured Credit Agreement) with the lenders party thereto. Memory, the borrowers named in the Senior Secured Credit Agreement and the subsidiaries of Memory that entered into a guarantee with respect to the Senior Secured Credit Agreement, are collectively referred to as the Loan Parties. The Senior Secured Credit Agreement provides for a $310 million senior secured term loan B facility maturing on August 26, 2017, and a $50 million revolving facility maturing on the earlier of the maturity date of the term loan (taking into account any extension thereof) or August 26, 2019. SMART Global Holding is not a party to the Senior Secured Credit Agreement. As a result of the Memory-WWH Merger, SMART Worldwide became a loan party as of January 2, 2015. Term loans aggregating $310.0 million were issued on August 26, 2011 at a discount of 3.5% or $10.9 million, resulting in net proceeds of $299.1 million to SMART Modular Technologies (Global), Inc. (Global), and SMT, direct wholly owned subsidiaries of SMART Worldwide and the co-borrowers under the Senior Secured Credit Agreement.

The Senior Secured Credit Agreement is jointly and severally guaranteed on a senior basis by certain subsidiaries of Global (excluding, among other subsidiaries, SMART Malaysia). In addition, the Senior Secured Credit Agreement is secured by a pledge of the capital stock of, or equity interests in, most of the subsidiaries of SMART Worldwide (including, without limitation, SMART Malaysia) and by substantially all of the assets of SMART Worldwide and the subsidiaries of SMART Worldwide, excluding the assets of SMART Malaysia and certain other subsidiaries.

Covenants. The Senior Secured Credit Agreement contains various representations and warranties and affirmative and negative covenants that are usual and customary for loans of this nature including, among other things, limitations on the Loan Parties’ ability to engage in certain transactions, incur debt, pay dividends, and make investments. If letters of credit in excess of $1.0 million in the aggregate, or any revolving loans are outstanding at the end of any fiscal quarter, then the secured net leverage ratio cannot exceed 4.5:1.0 as of the end of the applicable fiscal quarter. SMART Worldwide and its subsidiaries did not have any borrowings under the revolver and did not have letters of credit in excess of $1.0 million on any measurement date during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013.

Interest and Interest Rates. Loans under the Senior Secured Credit Agreement bear interest at a rate equal to an applicable margin plus, at the borrowers’ option, either (i) a LIBOR rate (with a floor of 1.25% on term loans and a floor of 1.00% on revolving loans), or (ii) a base rate (with a floor of 2.25% on term loans and a floor of 2.00% on revolving loans). The applicable margin for term loans with respect to LIBOR borrowings is 7.0% and with respect to base rate borrowings is 6.0%. The interest rate on the term loan was 8.25% as of November 28, 2014, August 29, 2014 and August 30, 2013. The applicable margin for revolving loans adjusts every quarter. The adjustments are based on the Secured Net Leverage Ratio for the most recent fiscal quarter for which financial statements were delivered to the lenders. The applicable margin for revolving loans with respect to LIBOR borrowings ranges from 3.75% to 4.00% and the applicable margin for revolving loans with respect to base rate borrowings ranges from 2.75% to 3.00%. Interest on base rate loans under the Senior Secured Credit Agreement is payable on the last day of each February, May, August and November. Interest on LIBOR-based loans under the Senior Secured Credit Agreement is payable every one, two, three, six, nine or twelve months after the date of each borrowing, dependent on the particular interest rate selected with respect to such borrowing.

Principal Payments. The Senior Secured Credit Agreement requires quarterly scheduled principal payments of term loans during the period from November 30, 2011 to May 31, 2017. These quarterly principal repayments were reduced from their original amounts as a result of the April 2012 Prepayment and January 2014 Prepayment discussed below. During the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013, Memory made scheduled principal payments totaling $3.3 million, $2.4 million, $9.4 million and $8.2 million, respectively. The remaining quarterly payments are in the amounts of $3.3 million per quarter in fiscal 2015 through and including the third quarter of fiscal 2017. The balance of the principal amount then outstanding is due in full on the maturity date of August 26, 2017. The foregoing required principal payment amounts may be reduced further by certain permitted prepayments of principal.

Prepayments. The borrowers have the right at any time to make optional prepayments of the principal amounts outstanding under the Senior Secured Credit Agreement, provided that prepayments of principal in connection with a change of control, a repricing transaction or a refinancing will be subject to prepayment premiums of 3%, 2% and 1% in the first, second, and third years, respectively, after closing. On or about April 9, 2012, the subsidiary borrowers of Memory made a discounted prepayment of $25 million resulting in a principal reduction of $36.7 million (the April 2012 Prepayment). The April 2012 Prepayment was made at a 32% discount to par value and resulted in an $8.9 million gain on early repayment of long-term debt in fiscal 2012. Memory incurred $0.2 million of agent and attorney fees in connection with the April 2012 Prepayment. On or about January 7, 2014, the subsidiary borrowers of Memory made another discounted prepayment in the amount of $6.6 million resulting in a principal reduction of $7.5 million (the January 2014 Prepayment). The January 2014 Prepayment was made at a 12% discount to par value and resulted in a $0.4 million gain on early repayment of long-term debt in the second quarter of fiscal 2014.

The Senior Secured Credit Agreement also requires certain mandatory prepayments of principal whereby the borrowers must prepay outstanding loans, subject to certain exceptions, which includes, among other things:

•

75% of excess cash flow after each fiscal year if the Secured Net Leverage Ratio is greater than 2.0:1.0; 50% of excess cash flow if the Secured Net Leverage Ratio is greater than 1.5:1.0 but less than or equal to 2.0:1.0; 25% of excess cash flow if the Secured Net Leverage Ratio is greater than 1.0:1.0 but less than or equal to 1.5:1.0; and 0% of excess cash flow if the Secured Net Leverage Ratio is less than or equal to 1.0:1.0, which amounts will be reduced by any permitted voluntary prepayments of principal made in the applicable fiscal year;

•	100% of the net cash proceeds of certain asset sales or other dispositions of property of SMART Worldwide or any restricted subsidiary, subject to the borrowers’ rights to reinvest the proceeds; and

•	100% of the net cash proceeds of incurrence of certain debt by any restricted subsidiary, other than proceeds from certain debt to be incurred under the Senior Secured Credit Agreement.

During the three months ended November 28, 2014 and November 29, 2013, and in fiscal 2014 and 2013, Memory was not required to make the mandatory prepayment.

Memory incurred approximately $18.4 million in debt issuance costs upon entering into the Senior Secured Credit Agreement. Debt issuance costs related to this loan and the debt discount of $10.9 million are being amortized to interest expense based on the effective interest rate method over the life of this loan. The April 2012 Prepayment resulted in a write-off of $2.9 million of original issue discount and debt issuance fees. The January 2014 Prepayment resulted in a write-off of $0.4 million of original issue discount and debt issuance fees. As of November 28, 2014, $2.9 million was included in other current assets in the accompanying consolidated balance sheet and $4.7 million was in noncurrent assets. As of August 29, 2014,

$2.9 million was included in other current assets in the accompanying consolidated balance sheet and $5.5 million was in noncurrent assets. As of August 30, 2013, $2.8 million was included in other current assets in the accompanying consolidated balance sheet and $8.4 million was in noncurrent assets.

As of November 28, 2014, the outstanding principal balance of term loans under the Senior Secured Credit Agreement was $242.0 million and there were no outstanding revolving loans. The fair value of the term loans as of November 28, 2014, August 29, 2014 and August 30, 2013 was estimated to be approximately $232.3 million, $241.6 million and $239.3 million, respectively. As of November 28, 2014, August 29, 2014 and August 30, 2013, since the Company used broker quotes from inactive markets and there were no unobservable inputs, this was treated as a Level 2 financial instrument.

The future minimum principal payments under the term loan as of November 28, 2014 are (in thousands):

Amount
Fiscal year ending August:
2015 (remaining 9 months)	$9,944
2016	13,258
2017	218,760

Total	$241,962

BNDES Credit Agreement

In December 2013, SMART Brazil, entered into a credit facility with the Brazilian Development Bank, or BNDES, referred to as the BNDES Credit Agreement. Under the BNDES Credit Agreement, a total of R$50.6 million (or $20.7 million) is available to SMART Brazil for investments in infrastructure, research and development conducted in Brazil and acquisitions of equipment not otherwise available in the Brazilian domestic market. The Company’s obligations under the BNDES Credit Agreement are guaranteed by Banco Itaú BBA S.A., or Itaú Bank, which guarantee is in turn guaranteed by SMART Brazil and SMART do Brazil, which guarantee to Itaú Bank includes a commitment by SMART Brazil to maintain minimum cash balances with Itaú Bank of at least R$6.0 million (or $2.5 million) which is shown on the Company consolidated balance sheets as restricted cash in other noncurrent assets.

Approximately half of the available debt under the BNDES Credit Agreement accrues interest at a fixed rate of 3.5% per annum while the other half accrues interest at a floating rate of 0.5% above the TJLP rate published by the Central Bank of Brazil, or BZTJLP, corresponding to an effective interest rate of 5.5% per annum. The facility under the BNDES Credit Agreement is a term loan fully amortizing in 48 equal monthly installments beginning on August 15, 2015 with the final principal payment being due on July 15, 2019.

While the BNDES Credit Agreement does not include any financial covenants, it contains affirmative and negative covenants customary for a loan of this nature, including, among other things, an obligation to comply with all laws and regulations, including those relating to workplace safety, environment and the hiring of handicapped or disabled people; an obligation to draw down the entire loan within 18 months or pay an unused commitment fee of 0.1% and a prohibition against the disposition or encumbrance, without BNDES consent, of intellectual property developed with the funds from the loan.

As of November 28, 2014, the Company’s outstanding debt under the BNDES Credit Agreement was R$44.8 million (or $18.3 million) of which R$22.4 million (or $9.1 million) accrues interest at the fixed rate of 3.5% and R$22.4 million (or $9.2 million) of the debt accrues interest at the floating rate of 0.5% above BZTJLP (5.0%). The fair market value of the BNDES Credit Agreement as of November 28, 2014 was estimated to be approximately $13.8 million. Since the Company used broker quotes from inactive markets and there were no unobservable inputs, this was treated as a Level 2 financial instrument.

The Senior Secured Credit agreement and the BNDES Credit Agreement are classified as follows in the accompanying consolidating balance sheets (in thousands):

	November 28, 2014	August 29, 2014	August 30, 2013
	(unaudited)
Term loan	$241,962	$245,276	$262,128
BNDES principal balance	18,288	17,509	—
Unamortized 3.5% debt discount	(4,574)	(4,968)	(6,677)

Net amount	255,676	257,817	255,451
Current portion of long-term debt	(12,789)	(11,659)	(7,985)

Long-term debt	$242,887	$246,158	$247,466

(9)	Financial Instruments

Fair Value of Financial Instruments

The fair value of the Company’s cash, cash equivalents, accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these items. Cash and cash equivalents consist of funds held in general checking and savings accounts, money market accounts, and securities with maturities of less than 90 days at the time of purchase. The Company does not have investments in variable rate demand notes or auction rate securities.

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets to identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•

Level 1. Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access. The Company’s Level 1 assets include money market funds that are classified as cash equivalents and restricted cash which is classified under long-term assets.

•

Level 2. Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets and liabilities. The Company’s Level 2 liabilities include the term loans under the Senior Secured Credit Agreement and the BNDES Credit Agreement that are classified as long-term debt.

•

Level 3. Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company did not have any financial instruments measured under Level 3 as of November 28, 2014, August 29, 2014 and August 30, 2013.

Assets and liabilities measured at fair value on a recurring basis include the following (in millions):

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Observable/ Unobservable Inputs Corroborated by Market Data (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Balances as of November 28, 2014 (unaudited):
Assets
Cash and cash equivalents	$76.5	$—	$—	$76.5
Restricted cash(1)	2.5	—	—	2.5

Total assets measured at fair value	$79.0	$—	$—	$79.0

Liabilities
Term Loans	$—	$232.3	$—	$232.3
BNDES Credit Agreement	—	13.8	—	13.8

Total liabilities measured at fair value(2)	$—	$246.1	$—	$246.1

Balances as of August 29, 2014:
Assets:
Cash and cash equivalents	$78.1	$—	$—	$78.1
Restricted cash(1)	2.6	—	—	2.6

Total assets measured at fair value	$80.7	$—	$—	$80.7

Liabilities:
Term loans	$—	$241.6	$—	$241.6
BNDES Credit Agreement	—	13.6	—	13.6

Total liabilities measured at fair value(2)	$—	$255.2	$—	$255.2

Balances as of August 30, 2013:
Assets:
Cash and cash equivalents	$92.4	$—	$—	$92.4

Total assets measured at fair value	$92.4	$—	$—	$92.4

Liabilities:
Term loans	$—	$239.3	$—	$239.3

Total liabilities measured at fair value(2)	$—	$239.3	$—	$239.3

(1)	Included in other noncurrent assets on the Company’s consolidated balance sheets.
(2)	Included under long-term debt on the Company’s consolidated balance sheets.

(10)	Employee Benefit Plans

(a)	Savings and Retirement Program

The Company offers a 401(k) Plan to U.S. employees, which provides for tax-deferred salary deductions for eligible U.S. employees. Employees may contribute up to 60% of their annual eligible compensation to this plan, limited by an annual maximum amount determined by the U.S. Internal Revenue Service. The Company may also make discretionary matching contributions, which vest immediately, as periodically determined by management. The matching contributions made by the Company during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013 were approximately $0.1 million, $0.1 million, $0.8 million and $1.3 million, respectively.

(11)	Commitments and Contingencies

(a)	Commitments

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for operating leases during the three months ended November 28, 2014 and November 29, 2013 and in fiscal 2014 and 2013 was approximately $0.6 million, $0.6 million, $2.5 million, and $3.2 million, respectively.

Future minimum lease payments under all leases as of November 28, 2014 are as follows (in thousands):

Amount
Fiscal year ended August:
2015 (remaining 9 months)	$1,914
2016	2,666
2017	2,743
2018	2,609
2019	2,486
Thereafter	5,767

Total	$18,185

(b)	Product Warranty and Indemnities

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized, or in the period that a specific issue arises as to the functionality of a Company’s product. The amounts of the reserves are based on established terms and the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

The following table reconciles the changes in the Company’s accrued warranty (in thousands):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Beginning accrued warranty reserve	238	298	$298	$3,390
Warranty claims	(208)	(87)	(629)	(1,942)
Accrued warranty related to discontinued operations	—	—	—	(2,172)
Provision for product warranties	238	112	569	1,022

Ending accrued warranty reserve	$268	$323	$238	$298

Product warranty reserves are recorded in accrued liabilities in the accompanying consolidated balance sheets.

In addition to potential liability for warranties related to defective products, the Company currently has in effect a number of agreements in which it has agreed to defend, indemnify and hold harmless its customers and suppliers from damages and costs, which may arise from product defects as well as from any alleged infringement by its products of third-party patents, trademarks or other proprietary rights. The Company believes its internal development processes and other policies and practices limit its exposure related to such indemnities. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. However, to date, the Company has not had to reimburse any of its customers or suppliers for any losses related to these indemnities. The Company has not recorded any liability in its financial statements for such indemnities.

(c)	Legal Matters

From time to time, the Company is involved in legal matters that arise in the normal course of business. Litigation in general and intellectual property, employment and shareholder litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. The Company believes that it has defenses to the cases pending, including those set forth below. Except as noted below, the Company is not currently able to estimate, with reasonable certainty, the possible loss, or range of loss, if any, from such legal matters, and accordingly, no provision for any potential loss, which may result from the resolution of these matters, has been recorded in the accompanying consolidated financial statements.

Indemnification Claims by SanDisk

In connection with the Company’s Sale of the Enterprise business to SanDisk in August 2013, the stock purchase agreement (SPA) contained certain indemnification obligations, including, among others, for losses arising from breaches of representations and warranties relating to the Sale. These indemnification obligations are subject to a number of limitations, including certain deductibles and caps and limited time periods for making indemnification claims. At the closing of the Sale, $30.5 million of the purchase price was placed into a third party escrow to secure certain of the Company’s indemnification obligations. The escrow was due to terminate on August 22, 2014 in the event that SanDisk did not timely submit a claim for indemnification. On August 21, 2014, SanDisk made a claim against the Company under the indemnification provisions of the Sale Agreement in connection with a lawsuit filed by Netlist, Inc. (Netlist) against SanDisk alleging that certain products of the Enterprise business infringe various Netlist patents, which SanDisk in turn alleges would, if true, constitute a breach of representations and warranties under the Sale Agreement. Under the Sale Agreement, the Company’s indemnification obligation in respect of intellectual property matters, such as those claimed by SanDisk, is subject to a deductible of approximately $1.8 million and a cap of $60.9 million. As required in the SPA, the SanDisk claim purported to include a preliminary good faith estimate of SanDisk’s alleged indemnifiable losses, which estimate was greater than the SPA cap for intellectual property matters. The Company believes that the allegations giving rise to the indemnification claim are without merit and the Company intends to dispute SanDisk’s claim for indemnification. In addition, there may be other grounds for the Company to dispute the indemnification claim and/or the amounts of any indemnifiable losses of SanDisk. On December 4, 2014, SanDisk and the Company agreed to release the escrow and SanDisk and the Company instructed the escrow agent to release the entire escrow balance. On December 5, 2014, the Company received $30.5 million from the escrow account. The release of the escrow amount by SanDisk does not relieve the Company of its indemnification obligations to SanDisk, and SanDisk has not amended or reduced the amount of its indemnification claim.

Netlist

On September 10, 2012, SMT filed a complaint in the Eastern District of California against Netlist alleging infringement of certain claims of SMT’s U.S. Patent No. 8,250,295 (the ‘295 patent) and seeking, among other things, a preliminary injunction. Netlist filed certain counterclaims alleging, among other things, attempted monopolization, collusion, unfair competition, fraud on the U.S. Patent and Trademark Office (the USPTO) and sham litigation, and asserting that the ‘295 patent is invalid. The counterclaims do not specify the amount of damages. Netlist also filed a request for reexamination of the ‘295 patent in the USPTO. On May 30, 2013, the court denied SMT’s motion for a preliminary injunction and granted a stay in the proceedings pending the outcome of the reexamination. On or about April 29, 2014, the USPTO issued a non-final Action Closing Prosecution (ACP) confirming the patentability of the original claims of the ‘295 patent and rejecting certain claims added during the reexamination process. On May 29, 2014, after the ACP, SMT filed comments requesting that all of the original claims and certain of the added claims be confirmed as patentable. On June 30, 2014, Netlist filed comments challenging SMT’s comments to the ACP. The USPTO has not finalized its actions in response to the comments filed by the parties.

On July 1, 2013, Netlist filed a lawsuit in the Central District of California against SMT alleging claims very similar to the counterclaims set forth in the Eastern District case. Netlist later amended its complaint to add additional parties, including SMART Worldwide. Netlist has sought compensatory damages for the harm it claims to have suffered, as well as an award of treble damages and attorneys’ fees. The claims against SMT and SMART Worldwide have been transferred to the Eastern District of California and have been stayed pending the outcome of the reexamination.

The Company believes that there are valid defenses to all of the claims and counterclaims made by Netlist and that the claims are without merit. SMT intends to vigorously fight the claims. The Company believes that the likelihood of any material charge resulting from these claims is remote.

Tessera

On December 7, 2007, Tessera, Inc. (Tessera) filed a complaint under Section 337 of the Tariff Act of 1930 (Tariff Act), 19 U.S.C. § 1337, in the U.S. International Trade Commission (ITC) against SMT as well as several other respondents. Tessera alleged that “small-format Ball Grid Array (BGA) semiconductor packages” and products containing such semiconductor packages, including memory module products sold by SMT, infringe certain claims of U.S. Patent Nos. 5,679,977 (‘977 patent); 6,133,627 (‘627 patent); 5,663,106 (‘106 patent); and 6,458,681 (‘681 patent and, collectively, the Asserted Patents). On January 3, 2008, the ITC instituted an investigation entitled, “In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same (III),” Inv. No. 337-TA-630. In May 2008, Tessera withdrew one of the four Asserted Patents (the ‘681 patent) from the ITC investigation. On December 29, 2009, the ITC issued a final determination stating that there has been no violation of §337 of the Tariff Act, and that it had terminated the investigation (the Final Determination). In the Final Determination, the ITC found no infringement by SMT. As the ‘627 and ‘977 patents expired in September 2010, Tessera only appealed the Final Determination as to the ‘106 patent. On May 23, 2011, the U.S. Court of Appeals for the Federal Circuit issued a decision, which affirmed the ITC decision that respondents do not infringe the ‘106 patent and that to the extent that the accused products were packaged by Tessera licensed packaging houses, Tessera’s patent claims are exhausted. On the other two patents, the court ruled that because those patents have expired, the decision on the patents as well as the appeal of the decision were moot, and the court ordered that the portion of the Final Determination relating to the ‘627 and ‘977 patents be vacated.

Tessera also filed a parallel patent infringement claim in the Eastern District of Texas, alleging infringement of the same patents at issue in the ITC action. The district court action seeks an unspecified amount of damages and injunctive relief. The district court action was stayed pending the completion of the ITC action. On August 26, 2014, Tessera filed a motion to lift the stay and on September 12, 2014, the respondents filed a non-opposition to that motion. On December 12, 2014 the court lifted the stay and ordered the defendants to respond to the complaint by January 26, 2015. On January 26, 2015, the parties filed an agreed upon motion to transfer the case to California. On January 30, 2015, the court entered an order to grant the motion and transferred the case to the Northern District of California.

The Company believes that it has meritorious defenses against Tessera’s allegations and that the likelihood of any material charge for this matter is remote.

(d)	Contingencies

Brazil ICMS Assessment

On October 3, 2008, SMART Brazil received a notice from the Sao Paulo State Treasury Office providing an assessment for the collection of State Value-Added Tax (ICMS) as well as interest and penalties (collectively, the ICMS 2008 Assessment) related to the transfer of ICMS credits during 2004 between two Brazilian entities. These transfers occurred prior to the divestiture in April 2004 of WWH from Solectron Corporation (Solectron), and the ICMS 2008 Assessment was covered by an indemnification agreement entered into with Solectron. Solectron was subsequently acquired by Flextronics International Ltd. (Flextronics).

In June 2010, SMART Brazil instituted a judicial proceeding to enjoin the ICMS 2008 Assessment. The injunction was granted on June 16, 2010 and required SMART Brazil to make a judicial deposit (the deposit, as increased over time, is referred to as the Judicial Deposit) to cover the amount of the ICMS 2008 Assessment, which at the time totaled R$7.2 million (or $4.1 million).

On March 8, 2011, WWH and certain of its subsidiaries entered into a settlement agreement with Flextronics (as amended, the Flextronics Settlement Agreement) pursuant to which Flextronics assumed responsibility to contest the ICMS 2008 Assessment on behalf of SMART Brazil, reimbursed SMART Brazil for the Judicial Deposit balance and agreed to be responsible for any increases of the Judicial Deposit required by the court.

As of August 30, 2013, the Judicial Deposit increased to R$8.8 million (or $3.8 million) due to accrued interest. As of August 30, 2013, the Company’s accompanying consolidated balance sheet reflected both a long-term liability under other long-term liabilities for the ICMS 2008 Assessment and a corresponding long-term judicial deposit and indemnification receivable related to Brazil ICMS assessment under other noncurrent assets for approximately R$13.5 (or $5.9 million), which includes interest on the tax and penalties, punitive penalties, and attorneys’ fees.

On May 27, 2013, SMART Brazil received notification from counsel for Flextronics that Flextronics agreed to resolve the ICMS 2008 Assessment by accepting a tax settlement campaign offered by the State tax authorities to all taxpayers. As a result of the tax settlement campaign, SMART Brazil owed approximately R$6.4 million (or $3.0 million) which was paid from the Judicial Deposit to the tax authorities in December 2013. Final resolution in the court occurred in April 2014. As a result of the final resolution, the remaining portion of the Judicial Deposit was returned to SMART Brazil and SMART Brazil was released of all amounts due to the tax authorities in connection with the ICMS 2008 Assessment. Pursuant to the terms of the Flextronics Settlement Agreement, the excess Judicial Deposit of approximately R$2.5 million (or $1.1 million) received by SMART Brazil was paid to Flextronics in January 2014.

Prepaid ICMS Taxes in Brazil

Since 2004, the Sao Paulo State tax authorities have granted SMART Brazil a tax benefit to defer and eventually eliminate the payment of ICMS levied on certain imports from independent suppliers. This benefit, known as an ICMS Special Regime, is subject to renewal every two years and expired on March 31, 2010. SMART Brazil applied for a renewal of this benefit, but the renewal was not granted until August 4, 2010.

On June 22, 2010, the Sao Paulo authorities published a regulation allowing companies that applied for a timely renewal of an ICMS Special Regime to continue utilizing the benefit until a final conclusion on the renewal request was rendered. As a result of this publication, SMART Brazil was temporarily allowed to utilize the benefit while it waited for its renewal. From April 1, 2010, when the ICMS benefit lapsed, through June 22, 2010 when the regulation referred to above was published, SMART Brazil was required to pay the ICMS taxes on imports, which payments result in ICMS credits that may be used to offset ICMS obligations generated from sales by SMART Brazil of its products; however, the vast majority of SMART Brazil’s sales in Sao Paulo were either subject to a lower ICMS rate or were made to customers that were entitled to other ICMS benefits that enable them to eliminate the ICMS levied on their purchases of products from SMART Brazil. As a result, from April 1, 2010 through June 22, 2010, SMART Brazil did not have sufficient ICMS collections against which to apply the credits and the credit balance increased significantly.

Effective February 1, 2011, in connection with its participation in PADIS, SMART Brazil spun off the module manufacturing operations into SMART do Brazil, a separate subsidiary. In connection with this spin off, SMART do Brazil applied for a tax benefit from the State of Sao Paulo in order to obtain a deferral of state ICMS. This tax benefit is referred to as State PPB or CAT 14. The CAT 14 approval was not obtained until July 21, 2011, and from February 1, 2011 until the CAT 14 approval was granted, SMART do Brazil did not have sufficient ICMS collections against which to apply the credits accrued upon payment of the ICMS on SMART do Brazil’s imports and inputs locally acquired, and therefore, it generated additional excess ICMS credits.

As of November 28, 2014, the accumulated ICMS tax credits reported on the Company’s accompanying consolidated balance sheet was R$28.9 million (or $11.8 million), with R$5.3 million (or $2.2 million) classified as other current assets and R$23.6 million (or $9.6 million) classified as other noncurrent assets. It is expected that the excess ICMS credits will continue to be recovered in fiscal 2015 through fiscal 2019. The Company updates its forecast of the recoverability of the ICMS credits quarterly, considering, among other things, the following key variables in Brazil: the timing of government approvals of automated credit utilization, the total amount of sales, the product mix and the inter and intra state mix of sales. If these estimates or the mix of products or regions vary, it could take longer or shorter than expected to recover the accumulated ICMS credits, resulting in a reclassification of ICMS credits from current to noncurrent, or vice versa. The accumulation of the excess credits had an adverse impact on the Company’s cash flows, and while the Company expects to utilize these excess credits, there can be no assurance that the ICMS credits will be fully utilized.

Import Duty Tax assessment in Brazil

On February 23, 2012, SMART Brazil was served with a notice of a tax assessment for approximately R$117 million (or $47.9 million). The assessment is from the federal tax authorities of Brazil and relates to four taxes in connection with importation processes. The tax authorities claim that SMART Brazil categorized its imports of nonmounted integrated circuits in the format of wafers under an incorrect product classification code, which carries an import duty of 0%. The authorities allege that a different classification code should be used that would require an 8% import duty and the authorities are seeking to recover these duties, as well as other related taxes, for the five calendar years of 2007 through and including 2011. Subsequent to the initial assessment, SMART Brazil received a second notice of an additional administrative penalty of approximately R$6.0 million (or $2.5 million) directly related to the same issue and which has been imposed exclusively for the usage of the alleged inappropriate tax code. The amounts of these assessments are subject to increases for interest and other charges, which resulted in a combined assessment balance of approximately R$138 million (or $61.7 million) as of August 29, 2014.

The Company believes that it used the correct product code on its imports and that none of the assessments are due. In March 2012, SMART Brazil filed defenses to the assessments. On May 2, 2013, the first level administrative tax court issued a ruling in favor of the tax assessor and against SMART Brazil on the first notice of assessment. On May 31, 2013, SMART Brazil filed an appeal to the second level tax court known as CARF. The appeal was heard on November 26, 2013 and the Company received a unanimous favorable ruling rejecting the position of the tax authorities. This ruling was published by the tax authorities and made official in February 2014. Subsequently, the tax authorities filed a request for clarification and on September 17, 2014, the Company received a unanimous ruling rejecting the request from the tax authorities for clarification. On November 7, 2014, the tax authorities notified CARF that they will not be appealing the CARF decision, and the R$117 million (or $47.9 million) tax assessment has been extinguished. SMART Brazil has not received a decision from the first level administrative court with respect to the second notice of assessment.

On December 12, 2013, SMART Brazil received another notice of assessment in the amount of R$3.6 million (or $1.5 million) with respect to the same import-related tax issues and penalties discussed above for 2012 and 2013. This new assessment does not seek import duties and related taxes on DRAM products and only seeks import duties and related taxes on Flash wafers with respect to the months of January 2012 to June 2012. This is because SMART Brazil’s imports of DRAM wafers were subject to 0%, and, after June 2012, SMART Brazil’s imports of Flash wafers became subject to 0%, import duties and related taxes as a result of PADIS. Even with this 0% import duty under PADIS, if SMART Brazil is found to have used the incorrect product classification code, SMART Brazil will be subject to an administrative penalty equal to 1% of the value of the imports. SMART Brazil has filed defenses to this assessment. The Company believes that it used the correct product code on its imports and that this new assessment is incorrect. SMART Brazil intends to vigorously fight this matter. Although SMART Brazil did not receive this new assessment until December 12, 2013, this assessment was issued before the CARF decision in favor of SMART Brazil as discussed above was published.

As a result of the CARF decision in favor of SMART Brazil, the Company believes that the probability of any material charges as a result of the second and third tax assessments is remote and the Company does not expect the resolution of these disputed assessments to have a material impact on its consolidated financial position, results of operations or cash flows. While the Company believes that these assessments are incorrect, there can be no assurance that SMART Brazil will prevail in the disputes. If SMART Brazil were to ultimately lose its contest of these assessments, it would not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

(12)	Segment and Geographic Information

The Company operates in one reportable segment: the design, manufacture and sale of specialty memory solutions and services to the electronics industry. The Company’s chief operating decision-maker, the President and CEO, evaluates financial performance on a company-wide basis.

A summary of the Company’s net sales and property and equipment by geographic area is as follows (in thousands):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Geographic Net Sales:
U.S.	$42,641	$41,382	$162,209	$134,023
Brazil	98,907	93,133	407,426	243,166
Asia	28,534	30,596	113,221	119,607
Europe	9,380	5,878	23,102	17,181
Other Americas	5,584	3,785	16,422	15,855

	$185,046	$174,774	$722,380	$529,832

	November 28, 2014	August 29, 2014	August 30, 2013
	(unaudited)
Property and Equipment, Net:
U.S.	$4,361	$4,453	$4,310
Brazil	49,058	50,938	26,615
Malaysia	7,987	8,178	8,096
Other	3,844	3,674	823

	$65,250	$67,243	$39,844

(13)	Major Customers

A majority of the Company’s net sales are attributable to customers operating in the information technology industry. Net sales to significant customers, including sales to their manufacturing subcontractors, defined as net sales in excess of 10% of total net sales, are as follows (dollars in thousands):

	Three Months Ended
	November 28, 2014		November 29, 2013
	Amount	Percentages of net sales	Amount	Percentage of net sales
	(unaudited)
Cisco Systems, Inc.	$24,125	13%	$23,015	13%
Dell Inc.	28,818	16	15,539	9
Hewlett-Packard Company	29,235	16	19,252	11

	$82,178	45%	$57,806	33%

	Fiscal Year Ended
	August 29, 2014		August 30, 2013
	Amount	Percentages of net sales	Amount	Percentage of net sales

Cisco Systems, Inc.	$93,298	13%	$92,831	17%
Dell Inc.	97,264	13	66,680	13
Hewlett-Packard Company	86,631	12	64,373	12

	$277,193	38%	$223,884	42%

As of November 28, 2014, direct customers Hon Hai Precision Industry Co., Ltd. (Hon Hai) and Hewlett-Packard Company (HP) accounted for approximately 31% and 27% of accounts receivable, respectively. As of August 29, 2014, direct customers Hon Hai and HP accounted for approximately 42% and 16% of accounts receivable, respectively. As of August 30, 2013, direct customers Hon Hai and HP accounted for approximately 39% and 25% of accounts receivable, respectively.

(14)	Other Income (Expense), Net

The following table provides the detail of other income (expense), net as follows (in thousands):

	Three Months Ended		Fiscal Year Ended
	November 28, 2014	November 29, 2013	August 29, 2014	August 30, 2013
	(unaudited)
Transition services agreement income*	$1,082	$2,679	$6,698	$—
Gain on legal settlements**	—	—	—	2,386
Foreign currency gains (losses)	(2,791)	151	(630)	(2,637)
Legal settlement expense	—	—	—	(750)
Other	623	248	2,019	453

Total other income (expense), net	$(1,086)	$3,078	$8,087	$(548)

*	Agreement entered into with SanDisk in connection with the Sale (see Note 2).
**	In July 2013, the Company received these settlements as a nonactive participant class member in two separate class actions against certain component suppliers initiated in 2006 and 2011 and related to the predecessor company.

                Shares

SMART Global Holdings, Inc.

Ordinary Shares

Prospectus

                    , 2015

Barclays

Deutsche Bank Securities

Jefferies

BTG Pactual

Roth Capital Partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

As we are a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Law does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been actual fraud, willful default or reckless disregard on the part of the director or officer in question.

Our amended and restated memorandum and articles of association provide that each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability, if any, that he may incur by his own willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such director, agent or officer.

We have also entered into indemnification agreements with our directors and executive officers under which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions. The indemnification agreements are governed under Cayman Islands law or New York law.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement, to be filed as Exhibit 1.1 to this Registration Statement, provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act:

In connection with the Acquisition, (1) on August 25, 2011 certain of the directors and executive officers of SMART Worldwide contributed 1,391,107 of SMART Worldwide’s ordinary shares in exchange for 1,391,107 ordinary shares of the Registrant and (2) on August 26, 2011, (i) the Registrant issued 38,270,268 ordinary shares to certain affiliates of Silver Lake for an aggregate cash consideration of $354,000,000, which was used to help fund the Acquisition, (ii) certain of the directors, executive officers and employees of SMART Worldwide contributed the right to receive an aggregate cash out in the amount of $1,437,506 for SMART Worldwide RSUs in exchange for an aggregate of 155,406 ordinary shares of the Registrant; (iii) certain of the executive officers and employees of SMART Worldwide contributed the right to receive an aggregate cash out in the amount of $1,959,169 of SMART Worldwide performance stock units in exchange for an aggregate of 211,802 ordinary shares of the Registrant; (iv) certain of the executive officers and employees of SMART Worldwide contributed the right to receive an aggregate cash out in the amount of $156,464 of SMART Worldwide vested options in exchange for an aggregate of 16,915 ordinary shares of the Registrant; (v) an employee of SMART Worldwide contributed cash in the amount of $52,170 to purchase 5,640 ordinary shares of the Registrant; (vi) 1,064,673 vested options of SMART Worldwide held by directors, executive officers and other employees of SMART Worldwide were exchanged for 1,064,673 vested options to purchase ordinary shares of the Registrant (the “Rollover Options”); (vii) 595,244 unvested performance-based RSUs of SMART Worldwide held by executive officers and other employees of SMART Worldwide were exchanged for 595,244 time-based RSUs (the “Rollover RSUs” and, together with the Rollover Options, the “Rollover Awards”); and (viii) 2,503,857 unvested options held by executive officers and employees of SMART Worldwide were exchanged for 2,503,857 unvested options of the Registrant.

Since the date of the Acquisition, (1) the Registrant has granted a total of 2,022,067 options to purchase ordinary shares, 253,330 restricted stock awards and 46,287 RSUs to certain employees and directors under the SGH Plan, (2) the Registrant has issued a total of 983,380 ordinary shares pursuant to net and cash exercises of options and 290,286 ordinary shares pursuant to the vesting and net-settlement of RSUs, respectively, which were previously granted under its SGH Plan and (3) on September 4, 2012, an executive officer purchased 5,688 ordinary shares of the Registrant for aggregate consideration of $50,000.

The share issuances and the Rollover Awards and the other option, RSU and restricted stock grants described above were effected without registration in reliance on (1) the exemptions afforded by Section 4(a)(2) of the Securities Act, because the sales did not involve any public offering, (2) Rule 701 promulgated under the Securities Act for shares that were sold under a written compensatory benefit plan or contract for the participation of employees, directors, officers, consultants and advisors of the Registrant and (3) Regulation S promulgated under the Securities Act relating to offerings of securities outside of the United States.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of April 26, 2011, among Saleen Holdings, Inc., Saleen Acquisition, Inc. and SMART Modular Technologies (WWH), Inc. (incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the SEC on April 28, 2011)

3.1*	Amended and Restated Memorandum and Articles of Association, to be in effect upon completion of this offering

4.1*	Form of Specimen Ordinary Share Certificate

4.2*	Saleen Holdings, Inc. Registration Rights Agreement, dated as of August 26, 2011

4.3*	Form of Sponsor Shareholder Agreement, to be in effect upon completion of this offering

4.4*	Saleen Holdings, Inc. Employee Investors Shareholders Agreement, dated as of August 26, 2011, by and among Saleen Holdings, Inc., Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., Silver Lake Sumeru Fund Cayman, L.P., Silver Lake Technology Investors Sumeru Cayman, L.P. and the Employee Investors.

4.5*	Saleen Holdings, Inc. Management Investors Shareholders Agreement, dated as of August 26, 2011, by and among Saleen Holdings, Inc., Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., Silver Lake Sumeru Fund Cayman, L.P., Silver Lake Technology Investors Sumeru Cayman, L.P. and the Management Investors

5.1*	Opinion of Maples and Calder

8.1*	Opinion of Davis Polk & Wardwell LLP

10.1†*	Form of Indemnification Agreement entered into with each of the Registrant’s officers and directors

10.2†*	SMART Global Holdings, Inc. Amended and Restated 2011 Share Incentive Plan, and forms of award agreements thereunder

10.3†**	Employment Agreement, dated as of December 18, 2012, between SMART Modular Technologies, Inc. and Iain MacKenzie

10.4†**	Employment Agreement, dated as of October 10, 2011, between SMART Modular Technologies, Inc. and Jack Pacheco

10.5†	Severance and Change of Control Agreement, dated as of December 10, 2010, between SMART Modular Technologies (WWH), Inc. and Alan Marten (incorporated by reference to Exhibit 10.40 of Quarterly Report on Form 10-Q filed by SMART Modular Technologies (WWH), Inc. with the SEC on January 4, 2011)

10.6†**	Severance and Change of Control Agreement, dated as of December 10, 2010, between SMART Modular Technologies (WWH), Inc. and Bruce Goldberg

10.7†**	Severance and Change of Control Agreement, dated as of December 10, 2010, between SMART Modular Technologies (WWH), Inc. and KiWan Kim

10.8**	Credit Agreement, dated as of August 26, 2011, among SMART Modular Technologies (Global Memory Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc. and JPMorgan Chase Bank, N.A., as Administrative Agent

Exhibit Number	Description

10.9**	Amendment No. 1 to Credit Agreement, dated as of December 13, 2011, among SMART Modular Technologies (Global Memory Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc., the lender parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.10**	First Refinancing Amendment to Credit Agreement, dated as of August 20, 2014, among SMART Modular Technologies (Global Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc., the new revolving lender parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.11**	Master Guarantee Agreement, dated as of August 26, 2011, among SMART Modular Technologies (Global Memory Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc., the subsidiary guarantors identified therein and JPMorgan Chase Bank, N.A. as Administrative Agent

10.12**	Collateral Agreement, dated as of August 26, 2011, among SMART Modular Technologies, Inc., the other grantors party thereto and JPMorgan Chase Bank, N.A. as Administrative Agent

10.13**	Lease Agreement, dated as of February 18, 2009, between Newark Eureka Industrial Capital LLC and SMART Modular Technologies, Inc. (incorporated by reference to Exhibit 10.30 of Quarterly Report on Form 10-Q filed by SMART Modular Technologies (WWH), Inc. with the SEC on April 9, 2009)

10.14**	First Amendment to Lease Agreement, dated as of April 29, 2014, between Newark Eureka Industrial Capital LLC and SMART Modular Technologies, Inc.

10.15*	Transaction and Management Fee Agreement, dated as of August 26, 2011, among Saleen Acquisition, Inc., Silver Lake Management Company III, L.L.C. and Silver Lake Management Company Sumeru, L.L.C.

10.16**	Stock Purchase Agreement, dated as of July 2, 2013, among SMART Storage Systems (Global Holdings), Inc., SanDisk Corporation, SanDisk Manufacturing and solely for the purposes of Section 5.7(c), Section 5.8, Article VIII and Article IX, Saleen Holdings, Inc., Saleen Intermediate Holdings, Inc. and SMART Worldwide Holdings, Inc.

10.17**	Receivables Purchase Agreement, dated as of May 16, 2012, among SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited and Wells Fargo Bank, N.A.

10.18**	First Amendment to Receivables Purchase Agreement, dated as of March 28, 2013, among SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited and Wells Fargo Bank, N.A.

16.1**	Letter re: change in certifying accountant

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

†	Indicates management contract or compensatory plan.
*	To be filed by amendment.
**	Previously filed.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of California, on the     day of                     , 2015.

SMART GLOBAL HOLDINGS, INC.

By:
	Name:	Iain MacKenzie
	Title:	President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Iain MacKenzie and Jack Pacheco, and each of them, his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Iain MacKenzie	President & Chief Executive Officer (Principal Executive Officer)

Jack Pacheco	Senior Vice President, Chief Operating Officer & Chief Financial Officer (Principal Financial and Accounting Officer)

Ajay Shah	Director

James A. Davidson	Director

Kenneth Hao	Director

Paul Mercadante	Director

Signature	Title	Date

Jason White	Director

Mukesh Patel	Director

Sandeep Nayyar	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of April 26, 2011, among Saleen Holdings, Inc., Saleen Acquisition, Inc. and SMART Modular Technologies (WWH), Inc. (incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the SEC on April 28, 2011)

3.1*	Amended and Restated Memorandum and Articles of Association, to be in effect upon completion of this offering

4.1*	Form of Specimen Ordinary Share Certificate

4.2*	Saleen Holdings, Inc. Registration Rights Agreement, dated as of August 26, 2011

4.3*	Form of Sponsor Shareholder Agreement, to be in effect upon completion of this offering

4.4*	Saleen Holdings, Inc. Employee Investors Shareholders Agreement, dated as of August 26, 2011, by and among Saleen Holdings, Inc., Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., Silver Lake Sumeru Fund Cayman, L.P., Silver Lake Technology Investors Sumeru Cayman, L.P. and the Employee Investors.

4.5*	Saleen Holdings, Inc. Management Investors Shareholders Agreement, dated as of August 26, 2011, by and among Saleen Holdings, Inc., Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., Silver Lake Sumeru Fund Cayman, L.P., Silver Lake Technology Investors Sumeru Cayman, L.P. and the Management Investors

5.1*	Opinion of Maples and Calder

8.1*	Opinion of Davis Polk & Wardwell LLP

10.1†*	Form of Indemnification Agreement entered into with each of the Registrant’s officers and directors

10.2†*	SMART Global Holdings, Inc. Amended and Restated 2011 Share Incentive Plan, and forms of award agreements thereunder

10.3†**	Employment Agreement, dated as of December 18, 2012, between SMART Modular Technologies, Inc. and Iain MacKenzie

10.4†**	Employment Agreement, dated as of October 10, 2011, between SMART Modular Technologies, Inc. and Jack Pacheco

10.5†	Severance and Change of Control Agreement, dated as of December 10, 2010, between SMART Modular Technologies (WWH), Inc. and Alan Marten (incorporated by reference to Exhibit 10.40 of Quarterly Report on Form 10-Q filed by SMART Modular Technologies (WWH), Inc. with the SEC on January 4, 2011)

10.6†**	Severance and Change of Control Agreement, dated as of December 10, 2010, between SMART Modular Technologies (WWH), Inc. and Bruce Goldberg

10.7†**	Severance and Change of Control Agreement, dated as of December 10, 2010, between SMART Modular Technologies (WWH), Inc. and KiWan Kim

10.8**	Credit Agreement, dated as of August 26, 2011, among SMART Modular Technologies (Global Memory Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc. and JPMorgan Chase Bank, N.A., as Administrative Agent

10.9**	Amendment No. 1 to Credit Agreement, dated as of December 13, 2011, among SMART Modular Technologies (Global Memory Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc., the lender parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

Exhibit Number	Description

10.10**	First Refinancing Amendment to Credit Agreement, dated as of August 20, 2014, among SMART Modular Technologies (Global Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc., the new revolving lender parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.11**	Master Guarantee Agreement, dated as of August 26, 2011, among SMART Modular Technologies (Global Memory Holdings), Inc., SMART Modular Technologies (Global), Inc., SMART Modular Technologies, Inc., the subsidiary guarantors identified therein and JPMorgan Chase Bank, N.A. as Administrative Agent

10.12**	Collateral Agreement, dated as of August 26, 2011, among SMART Modular Technologies, Inc., the other grantors party thereto and JPMorgan Chase Bank, N.A. as Administrative Agent

10.13**	Lease Agreement, dated as of February 18, 2009, between Newark Eureka Industrial Capital LLC and SMART Modular Technologies, Inc. (incorporated by reference to Exhibit 10.30 of Quarterly Report on Form 10-Q filed by SMART Modular Technologies (WWH), Inc. with the SEC on April 9, 2009)

10.14**	First Amendment to Lease Agreement, dated as of April 29, 2014, between Newark Eureka Industrial Capital LLC and SMART Modular Technologies, Inc.

10.15*	Transaction and Management Fee Agreement, dated as of August 26, 2011, among Saleen Acquisition, Inc., Silver Lake Management Company III, L.L.C. and Silver Lake Management Company Sumeru, L.L.C.

10.16**	Stock Purchase Agreement, dated as of July 2, 2013, among SMART Storage Systems (Global Holdings), Inc., SanDisk Corporation, SanDisk Manufacturing and solely for the purposes of Section 5.7(c), Section 5.8, Article VIII and Article IX, Saleen Holdings, Inc., Saleen Intermediate Holdings, Inc. and SMART Worldwide Holdings, Inc.

10.17**	Receivables Purchase Agreement, dated as of May 16, 2012, among SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited and Wells Fargo Bank, N.A.

10.18**	First Amendment to Receivables Purchase Agreement, dated as of March 28, 2013, among SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited and Wells Fargo Bank, N.A.

16.1**	Letter re: change in certifying accountant

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

†	Indicates management contract or compensatory plan.
*	To be filed by amendment.
**	Previously filed.